As filed with the Securities and Exchange Commission on December 28, 2011

Registration Nos. 333-178439 and 811-04846

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment Number: 1	☒
Post-Effective Amendment Number:	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment Number: 81	☒

(Check appropriate box or boxes)

Separate Account I of National Integrity Life Insurance Company

(Exact Name of Registrant)

National Integrity Life Insurance Company

(Name of Depositor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Depositor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Depositor’s Telephone Number, including Area Code)

The Western and Southern Life Insurance Company

(Name of Guarantor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Guarantor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Guarantor’s Telephone Number, including Area Code)

Rhonda S. Malone, Esq.

Counsel – Securities

Western & Southern Financial Group, Inc.

400 Broadway

Cincinnati, Ohio 45202

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  VAROOMSM II Flexible Premium Variable Annuity

VAROOM® II Variable Annuity

December 30, 2011

National Integrity Life Insurance Company

Separate Account I of National Integrity Life Insurance Company

This prospectus describes a flexible premium deferred variable annuity contract.  This prospectus contains information about Separate Account I of National Integrity Life Insurance Company (Separate Account I) and the contract that you should know before investing.  You should read this prospectus and any supplements, and retain them for future reference.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined that this prospectus is adequate.  Any representation to the contrary is a criminal offense.

A registration statement containing additional information about Separate Account I and relating to this contract, which includes a Statement of Additional Information (SAI) dated December 30, 2011, has been filed with the SEC (file numbers 811-04846 and 333-178439).  The SAI is incorporated by reference into this prospectus.  A free copy of the SAI is available by sending in the form on the last page of this prospectus, or by writing or calling our Administrative Office listed in the Glossary.  You will find the table of contents for the SAI at the end of Part 9 of this prospectus.

You can review and copy information about this annuity contract at the SEC’s Public Reference Room in Washington, D.C.  For hours of operation of this Public Reference Room, please call 202-551-8090.  Copies of that information are also available, after paying a duplicating fee, by writing the SEC’s Public Reference Section, 100 F. Street NE, Washington, D.C. 20549-0102.  You may also obtain information about this annuity contract on the SEC’s Internet site at http://www.sec.gov using the file numbers referenced above.

The contract must be issued as a traditional IRA, Roth IRA, or SEP IRA (collectively referred to as IRAs).  This contract does not provide the tax advantages typically provided by an annuity contract.  The tax advantages of this contract exist solely through its qualification as an IRA.

Except for the Vanguard Variable Insurance Fund Money Market Portfolio, the Funds available for investment under this contract are also available for direct purchase by the general public.

Two of the reasons Exchange-Traded Funds (ETFs) are attractive to direct purchasers are tax efficiency and cost-effectiveness.  Tax efficiency associated with ETFs will not be realized by purchasing this contract because this contract is an IRA.  The ETFs in which the subaccounts invest are cost-effective, but that cost-effectiveness will be reduced by the expenses of this contract.  These expenses include the administration expenses that are used, in part, to reimburse us for the cost and commissions associated with investing in the underlying ETFs.

If you purchase shares of these Funds directly from a broker-dealer, you will not pay separate account expenses, but may pay commissions.  You will also not have access to an annuity benefit, a guaranteed Death Benefit and an optional guaranteed living benefit.  Because of these additional separate account expenses, which affect your contract values and the returns on your investment, you should refer only to information about returns on the Subaccount Units available through this contract, and should not refer to information about returns on these Funds that may be available through other sources.

This annuity is not a bank product and is not an obligation of, nor guaranteed by, the financial institution where it is offered.  It is not insured by the FDIC, NCUSIF or other federal entity.  It is subject to investment risks, including possible loss of the principal amount invested.

This prospectus does not constitute an offering in any jurisdiction where such offering may not lawfully be made.  No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

You may invest your premiums in any of the Subaccounts listed below.

Equity Subaccounts

iShares® S&P 500 Index Fund

iShares® S&P 500 Growth Index Fund

iShares® S&P 500 Value Index Fund

iShares® S&P MidCap 400 Index Fund

iShares® S&P SmallCap 600 Index Fund

Vanguard® Dividend Appreciation Index Fund, ETF Shares

Vanguard® Large-Cap Index Fund, ETF Shares

Vanguard® Mega Cap 300 Index Fund, ETF Shares

Fixed Income Subaccounts

iShares® Barclays Aggregate Bond Fund

iShares® Barclays Intermediate Credit Bond Fund

iShares® Barclays TIPS Bond Fund

iShares® iBoxx $ High Yield Corporate Bond Fund

Vanguard® Intermediate-Term Corporate Bond Index Fund, ETF Shares

Vanguard® Total Bond Market Index Fund, ETF Shares

Vanguard® Variable Insurance Fund Money Market Portfolio

International and Alternative Subaccounts

iShares® S&P/Citigroup International Treasury Bond Fund

Vanguard® Emerging Markets Stock Index Fund, ETF Shares

Vanguard® Tax-Managed International Fund, MSCI EAFE ETF Shares

Vanguard® REIT Index Fund, ETF Shares

iShares is a registered mark of BlackRock Institutional Trust Company, N.A. (BlackRock).  All other trademarks, service marks or registered trademarks are the property of their respective owners.  BlackRock’s only relationship to National Integrity is the licensing of certain trademarks and trade names of BlackRock.  National Integrity’s variable annuity products are not sponsored, endorsed, sold or promoted by BlackRock.  BlackRock makes no representations or warranties to the owners of National Integrity’s variable annuity products or any member of the public regarding the advisability of investing in them.  BlackRock has no obligation or liability in connection with the operation, marketing, sale or trading of National Integrity’s variable annuity products.

Vanguard is a trademark of The Vanguard Group, Inc.

We seek to protect our proprietary position by, among other methods, filing United States patent applications related to our proprietary business processes, technology, inventions and improvements that are important to the development of our business, and to prevent others from infringing upon our proprietary rights.  To that end, we have filed for patent protection of this investment product and its related business processes with the United States Patent and Trademark Office, so that this investment product and the business processes related to it may be accurately characterized as patent pending.

TABLE OF CONTENTS

Page VN-
Glossary	5
Part 1 - Fees and Expense Tables and Summary of Contract	7
Fees and Expenses	7
Contract Owner Transaction Expenses	7
Separate Account Annual Expenses	7
Total Annual Fund Operating Expenses	8
Examples	9
Accumulation Unit Values	9
Summary of Contract	10
This Contract is an IRA	10
Parties to the Contract	10
Your Rights and Benefits	10
Investment Goals and Risks	11
Account Value and Surrender Value	11
Your Right to Revoke (Free Look Period)	12
Part 2 – National Integrity and the Separate Account	12
National Integrity Life Insurance Company	12
Separate Account I	12
Subaccounts	13
Distribution of Variable Annuity Contracts	13
ETF Custodian	13
Changes in How We Operate	13
Part 3 - Your Investment Options	14
The Fund Families and the Funds	14
Static Asset Allocation Models	18
The Fixed Account	19
Part 4 - Deductions and Charges	19
Separate Account Charges	19
Fund Expenses	20
Withdrawal Charge	20
Reduction or Elimination of the Withdrawal Charge	21
Commission Allowance and Additional Payments to Distributors	21
Optional Benefit Charges	21
Tax Reserve	21
State Premium Tax	21
Part 5 - Terms of Your Variable Annuity	22
Purchasing the Contract	22
Premium Payments	22
Units in Our Separate Account	23
How We Determine Unit Value	23
Allocations and Transfers	24
Detrimental Effect of Trading on Unit Values	25
Specific Notice Regarding the Use of this Annuity for Market Timing or Frequent Trading	25
Withdrawals	25
Free Withdrawal Amount	26
Timing of Payment of a Withdrawal or Surrender	27
Assignments	27
Death Benefit	27
Spousal Continuation	28
Selecting and Changing Your Beneficiary	29
Filing Death Claims	29
Maturity Date and Annuity Option	29

Annuity Payments	30
How You Make Requests and Give Instructions	30
Part 6 – Optional Benefits	30
Guaranteed Lifetime Withdrawal Benefit	31
Lifetime Payout Amount	31
Nonguaranteed Withdrawal	32
Other Important Facts about Withdrawals	33
GLWB Rider Charge	34
GLWB Investment Strategies	34
Allocations and Transfers for the GLWB	35
Withdrawal Protection for Required Minimum Distributions	36
Continuation of the Spousal GLWB at Owner’s Death	36
Guaranteed Payment Phase	37
Cancellation and Termination of Rider	37
Additional Rules	37
Additional Rules that Apply to the Spousal GLWB Rider	38
Examples	38
Part 7 - Voting Rights	38
How Fund Shares Are Voted	38
How We Determine Your Voting Shares	39
Part 8 - Tax Aspects of the Contract	39
Tax Status of the Contract	39
Types of IRAs	39
Rollovers and Transfers	40
Early Distributions	40
Required Minimum Distributions (RMD)	41
Inherited IRAs	41
Federal and State Income Tax Withholding	42
Tax Status of the Company	42
Transfers Among Subaccounts	42
Seek Tax Advice	43
Part 9 - Additional Information	43
Systematic Withdrawal Program	43
Income Plus Withdrawal Program	43
Choices Plus Required Minimum Distribution Program	44
Systematic Transfer Program	44
Customized Asset Rebalancing Program	45
Legal Proceedings	45
Table of Contents of Statement of Additional Information	45
Appendices	47
Appendix A - Financial Information for Separate Account I of National Integrity	47
Appendix B - Withdrawal Charge Examples	55
Appendix C - Illustrations of Guaranteed Lifetime Withdrawal Benefit	57

GLOSSARY

Account Value - the value of your contract, which consists of the value of your Investment Options added together.

Administrative Office - the address you are required to use to make requests and give instructions about your variable annuity:

Mail:	Phone:
National Integrity Life Insurance Company	1-800-433-1778
15 Matthews Street, #200,
Goshen, New York 10924

Annuitant - the human being whose life is used to determine the Maturity Date of the contract and the amount of the Annuity Option.

Annuity Date - any date on or before the Maturity Date that you elect an Annuity Option.

Annuity Option - an arrangement under which income payments are made.

Business Day - any day that the New York Stock Exchange is open.

Contract Anniversary - occurs once annually on the same day as the Contract Date.

Contract Date - the date we issue you the contract; it is shown on the specification pages of your contract.

Contract Year - a year that starts on your Contract Date or any Contract Anniversary.

Death Benefit - benefit paid to the beneficiary on the Death Benefit Date.

Death Benefit Date - the date we receive an original certified death certificate and our death claim forms in Good Order, including the beneficiary’s election of form of payment.

Exchange-Traded Funds (ETFs) - a type of investment fund that tracks an index, a commodity or basket of assets, and which trades like a stock on an exchange.

Fixed Account - an Investment Option offering a fixed rate of return.

Free Withdrawal Amount - the amount you may withdraw in any Contract Year without paying a withdrawal charge.

Fund - an investment in which a Subaccount invests; all Funds in this Annuity are ETFs, except the Vanguard Variable Insurance Fund Money Market Portfolio.

General Account - the Company’s account that contains all of our assets other than those held in separate accounts.

Good Order - complete information we require to process your application, claim or any request.

Guaranteed Lifetime Withdrawal Benefit (GLWB) - an optional benefit that guarantees lifetime payments will be available for withdrawal.

GLWB Investment Strategies - investment strategies available for the GLWB Rider.

Investment Options - Subaccounts and the Fixed Account, collectively.

IRA - Individual Retirement Annuity under section 408(b), 408(k) or 408A of the Internal Revenue Code.

Maturity Date - the 100th birthday of the Annuitant named on the Contract Date.  The Maturity Date is the latest date you can either elect an Annuity Option or receive a lump sum payment.

Processing Office – 400 Broadway, Cincinnati, Ohio 45202 or 15 Matthews Street, #200, Goshen, New York 10924.

Rider - a supplement to your contract that provides optional benefits at an additional cost.

Required Beginning Date - April 1st of the year after the calendar year in which the owner reaches age 70½; this is the date when the owner must begin taking Required Minimum Distributions from a Traditional or SEP IRA.

Required Minimum Distribution (RMD) - annual withdrawal amount required under the Tax Code based on the prior calendar year-end fair market value of this contract only, as calculated by us.

Separate Account - Separate Account I of National Integrity Life Insurance Company.  Its assets are segregated from the General Account by National Integrity and divided into Subaccounts.

Subaccounts - Investment Options available to you under the contract other than the Fixed Account.  Each Subaccount is a division of the Separate Account and invests exclusively in a single Fund with the same name.

Surrender Value - your Account Value reduced by any withdrawal charge and premium tax.

Systematic Transfer Option (STO) - a Fixed Account that accepts new premiums, which must be transferred from the STO into Subaccounts within either a six-month or one-year period.

Tax Code - the Internal Revenue Code of 1986, as amended, or any corresponding provisions of subsequent United States tax laws, and applicable regulations of the Internal Revenue Service.

Unit - measure of your ownership interest in a Subaccount.

Unit Value - value of each Unit calculated on each Business Day.

Part 1 — Fees and Expense Tables and Summary of Contract

Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, withdrawing from and surrendering the contract.

The first table describes the maximum fees and expenses that you will pay at the time you buy the contract, withdraw from or surrender the contract, or transfer value among Subaccounts.  State premium tax may also be deducted.(1)

Contract Owner Transaction Expenses

Maximum Deferred Sales Load (withdrawal charge) as a percentage of premiums(2)	7%

The following table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Total Annual Fund Operating Expenses.

Separate Account Annual Expenses (as a percentage of average account value)

		Maximum Charge	Current Charge
Mortality and Expense Risk Charge		0.75%	0.75%
Other Expenses:
Administration Charge	0.35%
Distribution Charge	0.80%
Total Other Expenses		1.15%	1.15%
Total Separate Account Annual Expenses without an Optional Benefit(3)		1.90%	1.90%

Optional Guaranteed Lifetime Withdrawal Benefit, Investment Strategy 1		1.50%	0.65%
Optional Guaranteed Lifetime Withdrawal Benefit, Investment Strategy 2		1.50%	0.85%
Highest Possible Total Separate Account Annual Expenses with an Optional Benefit (3), (4)		3.40%	2.75%

(1)  State premium taxes currently range from 0 to 1.0%.

(2)  The withdrawal charge decreases over time and is eliminated for each premium after it reaches 5 years old.  See Part 4.

(3)  Assessed daily on the Account Value in the Subaccounts.

(4)  You may elect only one of the optional Guaranteed Lifetime Withdrawal Benefit Investment Strategies.  Therefore the Highest Possible Total Separate Account Annual Expenses reflect the election of Investment Strategy 2, which carries the higher current charge.

Total Annual Fund Operating Expenses

The total gross operating expenses charged by the Funds that you will pay periodically during the time you own the contract range from:

Minimum: 0.09%	Maximum: 0.50%

Gross annual Fund expenses(1) as a percentage of average net assets in each Fund:

Fund	Management Fees	12b-1 Fee	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Gross Expenses

Equity Subaccounts:
iShares S&P 500 Index Fund (2)	0.09%	0.00%	0.00%	0.00%	0.09%
iShares S&P 500 Growth Index Fund (2)	0.18%	0.00%	0.00%	0.00%	0.18%
iShares S&P 500 Value Index Fund (2)	0.18%	0.00%	0.00%	0.00%	0.18%
iShares S&P MidCap 400 Index Fund (2), (3)	0.20%	0.00%	0.00%	0.01%	0.21%
iShares S&P SmallCap 600 Index Fund (2)	0.20%	0.00%	0.00%	0.00%	0.20%
Vanguard Dividend Appreciation Index Fund, ETF Shares	0.15%	0.00%	0.03%	0.00%	0.18%
Vanguard Large-Cap Index Fund, ETF Shares	0.08%	0.00%	0.04%	0.00%	0.12%
Vanguard Mega Cap 300 Index Fund, ETF Shares	0.08%	0.00%	0.05	0.00%	0.13%

Fixed Income Subaccounts:
iShares Barclays Aggregate Bond Fund (2), (3)	0.20%	0.00%	0.00%	0.02%	0.22%
iShares Barclays Intermediate Credit Bond Fund (2)	0.20%	0.00%	0.00%	0.00%	0.20%
iShares Barclays TIPS Bond Fund (2)	0.20%	0.00%	0.00%	0.00%	0.20%
iShares iBoxx $ High Yield Corporate Bond Fund (2)	0.50%	0.00%	0.00%	0.00%	0.50%
Vanguard Intermediate-Term Corporate Bond Index, ETF Shares	0.12%	0.00%	0.03%	0.00%	0.15%
Vanguard Total Bond Market Index Fund, ETF Shares	0.08%	0.00%	0.03%	0.00%	0.11%
Vanguard Variable Insurance Fund Money Market Portfolio	0.14%	0.00%	0.04%	0.00%	0.18%

International and Alternative Subaccounts:
iShares S&P/Citigroup International Treasury Bond Fund (2)	0.35%	0.00%	0.00%	0.00%	0.35%
Vanguard Emerging Markets Stock Index Fund, ETF Shares	0.14%	0.00%	0.08%	0.00%	0.22%
Vanguard Tax-Managed International, MSCI EAFE ETF Shares	0.07%	0.00%	0.05%	0.00%	0.12%
Vanguard REIT Index Fund, ETF Shares	0.09%	0.00%	0.03%	0.00%	0.12%

(1) Each Fund’s expenses were provided in the most recent prospectus for that Fund.  We have not independently verified the information.  Current or future expenses may be greater or less than those shown.  More details concerning each Fund’s fees and expenses are contained in the prospectus for each Fund.

(2)The iShares Trust’s Investment Advisory Agreement provides that the Fund’s advisors will pay all operating expenses of the Fund, except interest expense and taxes, any brokerage expenses, future distribution fees or expenses and extraordinary expenses.

(3) “Acquired Fund Fees and Expenses” reflect the Fund’s pro rata share of the fees and expenses incurred by investing in other investment companies.  The effect of Acquired Fund Fees and Expenses is included in the total returns of the Fund.

Examples

The examples that follow are intended to help you compare the cost of investing in this contract with the cost of investing in other variable annuity contracts.  Each example assumes that you invest $10,000(5) in the contract for the time period indicated.  Each example also assumes that your investment has a 5% return each year.  Your actual return may be higher or lower.

The following example includes the maximum mortality and expense risk charge, administration charge, distribution charge, withdrawal charge, and maximum Fund operating expenses; it also assumes you elect the GLWB Rider at the maximum charge.  If the current charge of the GLWB Rider was used, the total cost would be less than indicated in this example.  Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,108	$1,834	$2,477	$4,251

If you remain invested in the contract, or if you select an Annuity Option with a life contingency at the end of the applicable period:

1 year	3 years	5 years	10 years
$408	$1,234	$2,077	$4,251

The following example includes the maximum mortality and expense risk charge, administration charge, distribution charge, withdrawal charge, and maximum Fund operating expenses; it also assumes you do not elect the GLWB Rider.  Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$951	$1,372	$1,719	$2,811

If you remain invested in the contract, or if you select an Annuity Option with a life contingency at the end of the applicable period:

1 year	3 years	5 years	10 years
$251	$772	$1,319	$2,811

Accumulation Unit Values

See Appendix A

(5)  This contract requires a minimum initial premium of $25,000.

Summary of Contract

This Contract is an IRA

This contract is a variable annuity that must be issued as an Individual Retirement Annuity (IRA) as defined by section 408(b), 408(k) or 408A of the Tax Code.  The contract itself does not provide the tax advantages typically provided by a variable annuity.  The tax advantages available with this contract exist solely through the contract’s qualification as an IRA.

You should read Part 8, “Tax Aspects of the Contract” for more information and consult a tax advisor about your particular circumstances.  Most of the withdrawals you make before you are 59½ years old are subject to a 10% federal tax penalty on the amounts withdrawn.

You may want to purchase ETFs through a variable annuity issued as an IRA vs. directly though the IRA for several reasons, including, but not limited to, that this annuity provides a guaranteed minimum death benefit, access to guaranteed annuitization that can provide income for life and offers an optional living benefit that can provide income for life.

Parties to the Contract

•                  National Integrity Life Insurance Company - “We,” “our,”  “us,” “the Company” and “National Integrity” mean National Integrity Life Insurance Company.

•                  Owner - “You” and “your” mean the owner.  This variable annuity contract is a contract between you and us.  You, as the owner, have certain rights under the contract.  Because this contract is an IRA, joint owners are not allowed and you may not transfer ownership.

•                  Annuitant — You are the Annuitant, the person whose life is used to determine the Maturity Date of the contract and the amount of the annuity benefit, when elected.  The Annuitant must be a natural person, and cannot be changed after the Contract Date.  Joint Annuitants are not allowed until an Annuity Option is elected and will have no effect until the Annuity Date.

•                  Beneficiary - The beneficiary is the person or persons who will receive the Death Benefit upon your death prior to the Annuity Date.  See Part 5, sections titled “Death Benefit,” and “Selecting and Changing Your Beneficiary.”

•                  Custodial Account - If the contract is purchased through an established IRA custodial account, the contract owner will be considered the account, the Annuitant will generally be you as the account owner, and the account must be the beneficiary.

•                 Covered Person - A person covered under one of the GLWB Riders.  See Part 6.

Your Rights and Benefits

As the owner of the contract, you have the following rights:

•                  To contribute, transfer and withdraw money.  See Part 5.

•                  To invest your premiums in the Investment Options.  See Part 3.

•                  To elect the optional benefits available at the time you purchase the annuity contract (for an additional cost).  See Part 6.

•                  To elect an Annuity Option.  See Part 5, section titled “Maturity Date and Annuity Option.”

•                  To name one or more beneficiaries to receive the Death Benefit.  See Part 5, sections titled “Death Benefit,” and “Selecting and Changing Your Beneficiary.”

Your rights are subject to the rules and significant limitations stated in your contract, in this prospectus and under the Tax Code.

Investment Goals and Risks

This contract allows you to accumulate money for retirement or other long-term goals.  This contract is intended for long-term investing only and is not intended as a vehicle for frequent trading.  Transfers among Subaccounts are strictly limited under the terms of this contract.  See Part 5, section titled “Allocations and Transfers.”

An investment in any of the Subaccounts carries with it certain risks, including the risk that the value of your investment will decline and you could lose money.  The Subaccounts invest in ETFs (except the Vanguard Variable Insurance Fund Money Market Portfolio), many of which invest in common stocks.  You could lose money if one of the issuers of the stocks becomes financially impaired or if the market as a whole declines.  There is also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.  Some of the Subaccounts invest in Funds that invest in high yield securities that are rated below investment grade, commonly referred to as “junk bonds.”  High yield securities may be subject to greater levels of credit or default risk than higher-rated securities.  Some of the Subaccounts also invest in securities issued by companies in foreign countries, which means that world events, such as political upheaval, financial troubles, or natural disasters, will adversely affect the value of these securities.  Foreign investments are also subject to currency risk, which is the chance that the value of a foreign investment, measured in U.S. dollars, will decrease because of unfavorable changes in currency exchange rates.

Shares of ETFs may trade at a discount from their net asset value in the secondary market.  This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease.  The amount of such discount from net asset value is subject to change from time to time in response to various factors.

The services of Mid Atlantic Trust Company (MATC) and third-party broker-dealers underlie the process supporting this variable annuity and the subaccounts’ investments.  If either MATC or the third-party broker-dealers terminate or significantly modify the services provided to us, we will seek to replace those services through other providers or through other methods.  If suitable replacement services are not available, we will take such other actions or make changes in how we operate as allowed by law and your annuity contract to mitigate any adverse effects on the Separate Accounts, you and us to the greatest extent reasonably possible.  These actions could include working directly with broker-dealers to purchase ETFs; bringing in-house the services being provided by MATC; and/or making available index mutual funds as underlying investment options.  While we believe it is highly unlikely, it is possible that under a worst-case scenario we would be required to disallow additional premiums into the contract, and that transfers could only be made into the money market subaccount (although your then-current allocations would not be affected).  See more about Mid Atlantic Trust Company in Part 2, section titled “ETF Custodian.”

For a complete discussion of the risks associated with investing in any particular Subaccount, see the prospectus of the corresponding Fund.

Account Value and Surrender Value

Your Account Value consists of the values of your Investment Options added together.  Any amount allocated to a Subaccount will go up or down in value depending on the investment experience of the Fund.  The value of premiums allocated to the Subaccounts is not guaranteed.  Your Account Value also is subject to charges.  See Part 4.

Your Surrender Value is equal to your Account Value, minus any withdrawal charge and applicable premium tax.  See Part 4.

Your minimum Account Value is $5,000 if this Contract is issued in New York and $2,000 if this Contract is issued in any other state.  If the Account Value goes below the minimum Account Value and we have received no premiums from you for three years if this Contract is issued in New York and two years if this Contract is issued in any other state, we may terminate the contract and pay you the Account Value.  We will notify you in advance and will give you at least 60 days to contribute additional premium if you wish to keep your contract in force.  The minimum Account Value does not apply if you have a GLWB Rider.

If you take withdrawals (other than the Free Withdrawal Amount or RMD), this contract also requires that you have a minimum Account Value of $20,000 remaining after the withdrawal.  (Please note that you may fully surrender your contract at any time.)  This rule does not apply if you have a GLWB Rider.  See Part 5, section titled “Withdrawals.”

Your Right to Revoke (Free Look Period)

You may cancel your contract within 10 days after you receive it by returning it to our Administrative Office by mail, postmarked within the 10-day period.  We will extend the 10-day period if required by state law.  If you cancel your contract, we will return your Account Value, which may be more or less than your original premium depending upon the investment experience of the Subaccounts you selected and any applicable charges.  You bear the investment risk, as well as any fees and charges incurred, during the free look period.  See Part 4 for more discussion of the fees and charges.  Some states require that we return your premium, or some amount other than your Account Value.  In that case, we will return the greater of the amount required by state law and your Account Value.

Part 2 — National Integrity and the Separate Account

National Integrity Life Insurance Company

National Integrity is a stock life insurance company organized under the laws of New York on November 22, 1968.  Our home office is located at 15 Matthews Street, #200, Goshen, New York 10924.  We are authorized to sell life insurance and annuities in 8 states and the District of Columbia.  National Integrity is a subsidiary of The Western and Southern Life Insurance Company, a life insurance company organized under the laws of the State of Ohio on February 23, 1888.  The Western and Southern Life Insurance Company has guaranteed the insurance obligations of National Integrity to its contract owners, including the owners of this contract (the Guarantee).  Insurance obligations include the Account Value invested in the Fixed Accounts, and the portion of the Death Benefit, Annuity Option and any guaranteed amounts under a Rider, which are in excess of the Account Value.  The Guarantee does not guarantee investment performance on the portion of your Account Value invested in the Subaccounts.  The Guarantee provides that contract owners can enforce the Guarantee directly.

Separate Account I

Separate Account I of National Integrity Life Insurance Company was established in 1986, and is maintained under the insurance laws of the State of New York.  The Separate Account is a unit investment trust, which is a type of investment company governed by the Investment Company Act of 1940 (1940 Act).

Under New York law, we own the assets of our Separate Account and use them to support the Subaccounts of your contract and other variable annuity contracts.  You participate in the Separate Account in proportion to the amounts in your contract.

Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses.  The assets of the Separate Account may not be charged with the liabilities arising out of our other businesses.  We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in the Separate Account.  We may also periodically withdraw amounts that are owed to us from the Separate Account.

Subaccounts

The Separate Account is divided into Subaccounts.  Each Subaccount invests in shares of a Fund with the same name.  The Subaccounts available in this contract are listed in Part 3.  We may add, substitute or close Subaccounts from time to time, and we may limit the amount of your investment in one or more of the Subaccounts on a nondiscriminatory basis.

Each Subaccount available in this contract (except for the Vanguard Variable Insurance Fund Money Market Portfolio) invests in the shares of a distinct ETF.  Each ETF available through a Subaccount is a registered investment company.  ETF shares are traded throughout the day on exchanges, such as the NYSE Arca, Inc.  ETF shares may trade at, above or below their net asset value; however, for purposes of valuing the Subaccount Units, we will use the daily closing price of each ETF on its primary exchange.

Each ETF available through a Subaccount in this contract seeks investment results that correspond to an index.  The returns on the ETF shares will not precisely correlate with the performance of the index.  You cannot invest directly in an index.  You may want to purchase this variable annuity instead of one that does not invest in passively managed ETFs for several reasons, including, but not limited to, that the underlying fund costs are substantially lower than those of most variable annuities on the market today.

Distribution of Variable Annuity Contracts

Touchstone Securities, Inc., an affiliate of National Integrity, serves as the principal underwriter for our variable annuity contracts.  The principal business address of Touchstone Securities is 303 Broadway, Suite 1100, Cincinnati, Ohio 45202.  The contracts are sold by individuals who are licensed insurance agents and registered representatives of broker-dealers or financial institutions that have entered into distribution agreements with us.

ETF Custodian

Mid Atlantic Trust Company (MATC), a South Dakota registered non-depository trust company, is the custodian for the ETFs held by the Subaccounts.  MATC provides certain services to the Separate Account, including custody of and accounting services for the ETFs owned by the Separate Account.  MATC also facilitates execution of the purchase and sale of the ETFs through third-party broker-dealers.  The third-party broker-dealers, working with MATC, provide the ETFs to the Separate Account at the daily closing price of each ETF on its primary exchange.  Fees for the services of the third-party broker-dealers are paid by MATC. We pay for these services under agreements with MATC.

The services of MATC and the third-party broker-dealers underlie the process supporting this variable annuity and the subaccounts’ investments.  If either MATC or the third-party broker-dealers terminate or significantly modify the services provided to us, we will seek to replace those services through other providers or through other methods.  If suitable replacement services are not available, we will take such other actions or make changes in how we operate as allowed by law and your annuity contract to mitigate any adverse effects on the Separate Accounts, you and us to the greatest extent reasonably possible.  These actions could include working directly with broker-dealers to purchase ETFs; bringing in-house the services being provided by MATC; and/or making available index mutual funds as underlying investment options.  While we believe it is highly unlikely, it is possible that under a worst-case scenario we would be required to disallow additional premiums into the contract, and that transfers could only be made into the money market subaccount (although your then-current allocations would not be affected).  .

Changes in How We Operate

We can change how the Company or our Separate Account operates, subject to the approval of federal or state regulators when required by the 1940 Act or other applicable laws.  We will notify you if any changes result in a material change in the Funds or Investment Options.  We may:

•                  combine the Separate Account with any other separate account we own;

•                  transfer assets of the Separate Account to another separate account we own;

•                  add, remove, change, combine or limit investment in Subaccounts or withdraw assets relating to your contract from one Subaccount and put them into another;

•                  register or end the registration of the Separate Account under the 1940 Act;

•                  operate our Separate Account under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are “interested persons” of National Integrity);

•                  restrict or eliminate any voting rights of owners or others that affect our Separate Account;

•                  cause one or more Subaccounts to invest in a fund other than or in addition to the Funds;

•                  operate our Separate Account or one or more of the Subaccounts in any other form the law allows, including a form that allows us to make direct investments; we may make any legal investments we wish;

•                  make any changes required by the 1940 Act or other federal securities laws;

•                  make any changes necessary to maintain the status of the contracts as annuities and/or IRAs under the Tax Code; or

•                  make other changes required under federal or state law relating to annuities.

Part 3 — Your Investment Options

You may invest your premiums in the Subaccounts, the Fixed Account, or both, subject to any restrictions described in this prospectus.  If you purchase one of the GLWB Riders, your Investment Options are limited.  See Part 6.

Each Subaccount invests in the shares of a distinct Fund.  Each Subaccount and its corresponding Fund share the same name.  The value of your Subaccount will vary with the performance of the corresponding Fund.  For a full description of each Fund, see that Fund’s prospectus and SAI.

The Fund Families and the Funds

Below is a description of each Fund family, iShares® and The Vanguard Group, followed by a brief description of each Fund.  Each Fund has a separate prospectus and SAI that provides more details about management fees and other expenses deducted from each Fund, the Fund’s principal investment strategies and the risks associated with investing.  For a prospectus containing complete information on any Fund, including the risks associated with investing, call our Administrative Office toll-free at 1-800-433-1778.

iShares®

iShares Trust is a registered investment company that consists of separate investment portfolios called Funds.  All the Funds listed below are ETFs.  BlackRock Fund Advisors (BFA), 400 Howard Street, San Francisco, CA 94105, is the investment advisor to each Fund listed in this section.  BFA uses a “passive” or indexing approach to try to achieve each Fund’s investment objective.  Unlike many investment companies, the advisor does not try to “beat” the index it tracks.  Each Fund generally invests at least 90% of its assets in securities of the underlying index and depositary receipts representing securities of the underlying index.  The Fund may invest the remainder of its assets in securities not included in its underlying index but which BFA believes will help the Fund track its underlying index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market Funds advised by BFA.  BFA uses a representative sampling indexing strategy to manage each Fund as described in the Fund’s prospectus.

The Vanguard Group, Inc.

The Vanguard Group, Inc. is a family of investment companies.  Many of the investment companies offer ETF shares, including all those listed below, except Vanguard Variable Insurance Fund Money Market Portfolio.  Each corresponding Subaccount invests in the ETF share class.  The Vanguard Fund Group, Inc., P.O. Box 2600 Valley Forge, PA 19482, is the investment advisor to each Fund listed in this section.

Equity Funds:

iShares® S&P 500 Index Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500 Index®.  This index measures the performance of the large-capitalization sector of the U.S. equity market.  As of May 31, 2011, the index included approximately 80% of the market capitalization of all publicly-traded U.S. securities.  The component stocks are weighted according to the float-adjusted market value of their outstanding shares.

iShares® S&P 500 Growth Index Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Growth Index.  This index measures the performance of the large-capitalization growth sector of the U.S. equity market.  It is a subset of the S&P 500 Index® and consists of those stocks in the S&P 500 Index exhibiting the strongest growth characteristics, as determined by the index provider, representing approximately 51% of the market capitalization of the S&P 500 Index as of May 31, 2011.

iShares® S&P 500 Value Index Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Value Index.  This index measures the performance of the large-capitalization value sector of the U.S. equity market.  It is a subset of the S&P 500 Index® and consists of those stocks in the S&P 500 Index exhibiting the strongest value characteristics, as determined by the index provider, representing approximately 49% of the market capitalization of the S&P 500 Index as of May 31, 2011.

iShares® S&P MidCap 400 Index Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P MidCap 400 IndexTM.  This index measures the performance of the mid-capitalization sector of the U.S. equity market.  As of May 31, 2011, the index included approximately 8% of the market capitalization of all U.S. equity securities.  The stocks in the index have a market capitalization between $1 billion and $4.4 billion (which may fluctuate depending on the overall level of the equity markets) and are selected for liquidity and industry group representation.  The index consists of stocks from a broad range of industries.

iShares® S&P SmallCap 600 Index Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P SmallCap 600 Index™.  This index measures the performance of the small-capitalization sector of the U.S. equity market.  As of May 31, 2011, the index included approximately 3% of the market capitalization of all U.S. equity securities.  The stocks in the index have a market capitalization between $300 million and $1.4 billion (which may fluctuate depending on the overall level of the equity markets) and are selected for liquidity and industry group representation.

Vanguard Dividend Appreciation Index Fund, ETF Shares

The Fund seeks to track the performance of a benchmark index that measures the investment return of common stocks of companies that have a record of increasing dividends over time.  The Fund employs a passive management, or indexing, investment approach designed to track the performance of the Dividend Achievers Select Index (provider: Mergent, Inc.), which consists of common stocks of companies that have a record of increasing dividends over time.  The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Large-Cap Index Fund, ETF Shares

The Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.  The Fund employs a passive management, or indexing, investment approach designed to track the performance of the MSCI® US Prime Market 750 Index, a broadly diversified index predominantly made up of stocks of large U.S. companies.  The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Mega Cap 300 Index Fund, ETF Shares

The Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks in the United States.  The Fund employs a passive management, or indexing, investment approach designed to track the performance of the MSCI® US Large Cap 300 Index.  The index is a free-float adjusted, market-capitalization-weighted index designed to measure equity market performance of large-capitalization stocks.  The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Fixed Income Funds:

iShares® Barclays Aggregate Bond Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. Aggregate Bond Index.  The index measures the performance of the total United States investment grade bond market.  As of May 31, 2011, there were 7,979 issues in the index.  The index measures the performance of the U.S. investment grade bond market, which includes investment grade U.S. Treasury bonds, government-related bonds, investment-grade corporate bonds, mortgage pass-through securities, commercial mortgage-backed securities and asset-backed securities that are publicly offered for sale in the United States.  The securities in the index have $250 million or more of outstanding face value and have at least one year remaining to maturity.  In addition, the securities must be denominated in U.S. dollars and must be fixed-rate and non-convertible.  Certain types of securities, such as state and local government series bonds, structured notes with embedded swaps or other special features, private placements, floating-rate securities and Eurobonds are excluded from the index.  The index is market capitalization weighted and the securities in the index are updated on the last calendar day of each month.

iShares® Barclays Intermediate Credit Bond Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. Intermediate Credit Bond Index.  The index measures the performance of investment-grade corporate debt and sovereign, supranational, local authority and non-U.S. agency bonds that are dollar-denominated and have a remaining maturity of greater than or equal to one year and less than ten years.  As of May 31, 2011, there were 3,138 issues in the index.  The index includes investment grade credit securities that have a remaining maturity of greater than or equal to one year and less than ten years and have $250 million or more of outstanding face value.  In addition, the securities must be denominated in U.S. dollars and must be fixed-rate and non-convertible.  Excluded from the index are structured notes with embedded swaps or other special features, private placements, floating-rate securities and Eurobonds.  The index is market capitalization weighted and the securities in the index are updated on the last calendar day of each month.

iShares® Barclays TIPS Bond Funds

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L).  The index measures the performance of the inflation-protected public obligations of the U.S. Treasury.  Inflation-protected public obligations of the U.S. Treasury, commonly known as “TIPS,” are securities issued by the U.S. Treasury that are designed to provide inflation protection to investors.  TIPS are income-generating instruments whose interest and principal payments are adjusted for inflation—a sustained increase in prices that erodes the purchasing power of money.  The inflation adjustment, which is typically applied monthly to the principal of the bond, follows a designated inflation index, such as the consumer price index.  A fixed coupon rate is applied to the inflation-adjusted principal so that as inflation rises, both the principal value and the interest payments increase.  This can provide investors with a hedge against inflation, as it helps preserve the purchasing power of an investment.  Because of this inflation adjustment feature, inflation-protected bonds typically have lower yields than conventional fixed-rate bonds.  As of May 31, 2011, there were 31 issues in the index.

iShares® iBoxx $ High Yield Corporate Bond Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the iBoxx® $ Liquid High Yield Index.  This index is a rules-based index consisting of the liquid U.S. dollar-denominated, high yield corporate bonds for sale in the United States, as determined by the index provider.  The index is a modified market value weighted index designed to provide a broad representation of the U.S. dollar-denominated liquid high yield corporate bond market.  There is no limit to the number of issues in the index, but as of May 31, 2011 the index included approximately 435 constituents.

Vanguard Intermediate-Term Corporate Bond Index Fund, ETF Shares

The Fund seeks to track the performance of a market-weighted corporate bond index with an intermediate-term dollar-weighted average maturity.  The Fund employs a passive management, or indexing, investment approach designed to track the performance of the Barclays Capital U.S. 5-10 Year Corporate Index.  This index includes U.S. dollar-denominated, investment-grade, fixed-rate, taxable securities issued by industrial, utility, and financial companies, with maturities between 5 and 10 years.  The Fund invests by sampling the index, meaning that it holds a range of securities that, in the aggregate, approximates the full index in terms of key risk factors and other characteristics.  All of the Fund’s investments will be selected through the sampling process, and at least 80% of the Fund’s assets will be invested in bonds included in the index.  The Fund maintains a dollar-weighted average maturity consistent with that of the index, which as of August 31, 2010 was 7.6 years.

Vanguard Total Bond Market Index Fund, ETF Shares

The Fund seeks to track the performance of a broad, market-weighted bond index.  The Fund employs a passive management, or indexing, investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Index.  This index represents a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States, including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year.  The Fund invests by sampling the index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key risk factors and other characteristics.  All of the Fund’s investments will be selected through the sampling process, and at least 80% of the Fund’s assets will be invested in bonds held in the index.  The Fund maintains a dollar-weighted average maturity consistent with that of the index, which generally ranges between 5 and 10 years.

Vanguard Variable Insurance Fund Money Market Portfolio

The portfolio (Fund) seeks to provide current income while maintaining liquidity and a stable share price of $1, although there is no guarantee that it will do so.  The portfolio invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities.  To be considered high-quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security).  If a security is unrated, the security must be determined by Vanguard to be of quality equivalent to securities in the two highest credit-quality categories.  The Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry.  The Portfolio maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less.

International and Alternative Funds:

iShares® S&P/Citigroup International Treasury Bond Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P/Citigroup International Treasury Bond Index Ex-US.  This index is a broad, diverse, market value-weighted index designed to measure the performance of bonds denominated in local currencies and issued by foreign governments in developed market countries outside the U.S.  The index methodology is designed to balance the weighting of each country within the index by limiting the weightings of countries with higher debt outstanding and reallocating this excess to countries with lower debt outstanding.  As of May 31, 2011, the index included securities issued by the governments of 19 countries.

Vanguard Emerging Markets Stock Index Fund, ETF Shares

The Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries.  The Fund employs a passive management, or indexing, investment approach by investing substantially all (normally about 95%) of its assets in the common stocks included in the MSCI® Emerging Markets Index, while employing a form of sampling to reduce risk.  The MSCI Emerging Markets Index includes approximately 750 common stocks of companies located in emerging markets around the world.  As of October 31, 2010, the largest markets covered in the index were China, Brazil, South Korea, and Taiwan.

Vanguard Tax-Managed International Fund, MSCI EAFE ETF Shares

The Fund seeks to provide a tax-efficient investment return consisting of long-term capital appreciation.  The Fund purchases stocks included in the MSCI® EAFE® Index, which is made up of approximately 970 common stocks of companies located in 22 countries in Europe, Australia, Asia, and the Far East.  The Fund uses statistical methods to “sample” the index, aiming to closely track its investment performance while limiting investments in index securities that have undesirable tax characteristics in an attempt to minimize taxable income distributions.

Vanguard REIT Index Fund, ETF Shares

The Fund seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity real estate investment trusts (known as REITs).  The Fund employs a passive management, or indexing, investment approach designed to track the performance of the MSCI® US REIT Index.  The index is composed of stocks of publicly traded equity REITs.  The Fund attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Static Asset Allocation Models

We offer asset allocation models in connection with your variable annuity at no extra charge.  Asset allocation is the process of investing in different asset classes — such as equity funds, fixed income funds, and alternative funds — depending on your personal investment goals, tolerance for risk, and investment time horizon.  By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees.

We have no discretionary authority or control over your choice of Subaccounts or your other investment decisions.  We may make available educational information and materials, such as a risk tolerance questionnaire, that may help you select an asset allocation model, but we do not recommend asset allocation models or otherwise provide advice about whether an asset allocation model may be appropriate for you.

Our asset allocation models are “static.”  Although we may change or terminate asset allocation models we are offering to new contract purchasers, we will not change your allocations unless you advise us to do so.  You will not be notified if the models are terminated or changed.  You will not be provided with information regarding any terminations or changes to the asset allocation models.  If you elect to invest using an asset allocation model, and if you elect automatic rebalancing, we will continue to rebalance your percentage allocations among the Funds in your existing model.

You should consult your investment professional periodically to consider whether any model you have selected is still appropriate for you.  You may choose to invest in an asset allocation model or change your asset allocation at any time, subject to the limitations stated in your contract and this prospectus.  See Part 5, section titled “Allocations and Transfers.”

Asset allocation does not insure a profit, guarantee that your Account Value will increase or protect against a decline if market prices fall.  An asset allocation model may not perform as intended.  Any asset allocation models offered are based on then-available Funds in this annuity.  We may discontinue, add, eliminate or change the models at any time.

The Fixed Account

Our Fixed Account is offered through our General Account, which also supports any portion of the Death Benefit, the annuity benefit, and any guarantees under a Rider that is in excess of Account Value.  The General Account is not registered under the Securities Act of 1933 or the 1940 Act.  Disclosures regarding the Fixed Account and the General Account are subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Systematic Transfer Option (STO)

We offer a STO (a Fixed Account) that provides a fixed interest rate on each premium allocated to the STO.  That interest rate is effective for that premium during the STO period selected.  The guaranteed minimum interest rate will never be less than 1%.  STOs are available for six months or one year.  All STO premiums must be transferred into the Subaccounts within either six months or one year of your premium payment into the STO, depending on which STO period you select.  You can only invest in either the six-month or one-year STO at any one time, but not both.  We require a minimum premium to the STO of $6,000 to fund the six-month STO or $12,000 to fund the one-year STO.  We will automatically transfer equal amounts monthly for the six-month STO and either monthly or quarterly for the one-year STO.

The STO is available for new premiums only.  You cannot transfer from the Subaccounts into the STO.  See “Systematic Transfer Program” in Part 9 for more details on this program.  If you elect a GLWB Rider, the STO is only available for your initial premium received by us on or before the Contract Date.

Part 4 — Deductions and Charges

Separate Account Charges

We deduct a daily charge equal to an annual effective rate of 1.90% of your Account Value in each of the Subaccounts to cover our separate account charges, which include:

•                  mortality and expense risk charge of 0.75%;

•                  administration charge of 0.35%; and

•                  distribution charge of 0.80%.

The mortality and expense risk charge pays us for assuming the mortality risk and the expense risk under the contract.  The mortality risk, as used here, refers to our risk that Death Benefits are greater than anticipated, or that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more annuity benefits than anticipated.  The expense risk is our risk that the expenses of administering the contract will exceed the reimbursement for administrative expenses.

The administration charge is used to reimburse us for administrative expenses, including, but not limited to, processing applications, issuing contracts, processing customer orders and other requests, making investments, providing regular reports and confirmations to customers, providing reports and updates to regulators, maintaining accounting records for each contract owner, administering income payments, furnishing accounting and valuation services (including the calculation and monitoring of the daily Unit Values), reconciling and depositing cash receipts, and providing forms.

The administration charge also reimburses us for the cost and commissions associated with investing in the underlying ETFs, including a brokerage commission.  The brokerage commissions associated with the ETF trades will be paid directly by MATC to the executing broker, and indirectly by us under an arrangement with MATC.  See Part 2, section titled “ETF Custodian.”  This arrangement is a proprietary fee arrangement based on a percentage of assets invested in the ETFs.  Ultimately, this cost is passed along to you as part of this administrative expense.

The distribution charge reimburses us for the costs of distribution of this variable annuity, including commissions paid to our distributors.

We expect to make a profit from the separate account charges.

Fund Expenses

The net asset value of the Fund shares reflects investment management fees and other expenses that have already been deducted from the assets of the Funds.  Please refer to Part 1, section titled “Total Annual Fund Operating Expenses,” and the individual Fund prospectus for details on Fund expenses.

Withdrawal Charge

If you withdraw your premiums, you may be charged a withdrawal charge of up to 7% of the premium.  The amount of the withdrawal charge is a percentage of each premium and not of the Account Value.  As shown below, the charge varies, depending upon the “age” of the premiums included in the withdrawal - that is, the number of years that have passed since each premium was paid.

Premium Year	Charge as a percentage of the premium withdrawn
1	7%
2	7%
3	6%
4	5%
5	4%
thereafter	0

When you take a withdrawal, the oldest premiums are treated as the first withdrawn, then next oldest and so on.  Any gain or earnings in your contract come out only after an amount equal to all your premiums, and any applicable charges on those premiums, are withdrawn.  Please note however, that for tax purposes, withdrawals are generally considered to be gain first.  See Part 8.

Because the withdrawal charge applies to each premium, if your Account Value has declined due to poor performance of your selected Subaccounts, the withdrawal charge may be greater than the amount available for withdrawal.  In some instances, your Account Value may be positive, but you will not have money available to withdraw due to the amount of the withdrawal charge still applicable to your premiums.  A withdrawal charge applies to the withdrawal charge amount itself since this amount is part of the premium withdrawn.

You may take your Free Withdrawal Amount each Contract Year without paying a withdrawal charge.  More details on the Free Withdrawal Amount are in Part 5, in the section titled “Free Withdrawal Amount.”

We will not deduct a withdrawal charge from:

•        the Death Benefit; or

•      a withdrawal used to buy an immediate annuity from us after the first Contract Anniversary with either: (i) life contingencies; or (ii) a period certain that provides for fixed payments over ten or more years.

If you take withdrawals (other than the Free Withdrawal Amount or RMD), this contract also requires that you have a minimum Account Value of $20,000 remaining after the withdrawal.  (Please note that you may fully surrender your contract at any time.)  This rule does not apply if you have a GLWB Rider.  See

Part 5, section titled “Withdrawals.”

For more information and examples of application of the withdrawal charge, see Appendix B.

Reduction or Elimination of the Withdrawal Charge

We can reduce or eliminate the withdrawal charge for individuals or a group of individuals if we anticipate expense savings.  We may do this based on the size and type of the group, the amount of the premium, or whether there is some relationship with us.  Examples of these relationships would include being an employee of National Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans that we, or our affiliates, sponsored.  We will not unlawfully discriminate against any person or group if we reduce or eliminate the withdrawal charge.

Commission Allowance and Additional Payments to Distributors

We generally pay a commission to the sales representative up to a maximum of 6% of premiums, and up to a 0.80% trail commission paid on Account Value starting in the second Contract Year.  Commissions may vary due to differences between states, sales channels, sales firms and special sales initiatives.

A broker-dealer or financial institution that distributes our variable annuity contracts may receive additional compensation from us for training, marketing or other services provided.  These services may include special access to sales staff, and advantageous placement of our products.  We do not make an independent assessment of the cost to the broker-dealer or financial institution of providing such services.

National Integrity has agreements with the following broker-dealer firms under which we pay varying amounts on premiums paid, but no more than 0.25%, for enhanced access to their registered representatives.  The broker-dealer firms are American Portfolios Financial Services, Inc., BB&T Investment Services, Inc., Cadaret, Grant & Co., Inc., Comerica Securities, Inc., Cuso Financial Services, L.P., Fifth Third Securities, Inc., Frost Brokerage Services, Inc., Hancock Investment Services, Inc., LPL Financial Corporation, M&T Securities, Inc., Nationwide Planning Associates, Inc., Raymond James Financial, Inc., and Stifel, Nicolaus and Company, Incorporated.

Depending on the arrangements in place at any particular time, a broker-dealer, and the registered representatives associated with it, may have a financial incentive to recommend a particular variable annuity contract.  This could be considered a conflict of interest.  You can find more about compensation in the SAI.

Optional Benefit Charges

You may purchase one of the GLWB Riders offered with this contract, which provide optional benefits for an additional cost.  The additional cost of the Riders, along with complete details about their benefits, is provided in Part 6.

Tax Reserve

In the future, we may charge for taxes or set aside reserves for taxes, which will reduce the investment performance of the Subaccounts.

State Premium Tax

We will not deduct state premium taxes from your premiums before investing them in the Investment Options, unless required by your state law.  If you elect an Annuity Option, we will deduct any applicable state premium taxes from the amount available for the Annuity Option.  State premium taxes currently range from 0 to 1.0% for IRAs.

Part 5 — Terms of Your Variable Annuity

Purchasing the Contract

If you wish to purchase a contract, you must apply for it through an authorized sales representative.  The sales representative will send your completed application to us, and we will decide whether to accept or reject it.  If we accept your application, we will issue a contract and send it to you either directly or through your sales representative.

To apply for a contract, you must be of legal age to enter into a contractual relationship under applicable state law.  You must be no older than 80 at the time of application.

This contract must be issued as an IRA.  Subject to various rules and limitations, the Tax Code permits you to transfer or roll over money tax-free from one IRA to another IRA or from certain other qualified plans, such as a 401(k) plan, to an IRA.  See Part 8.

If you are transferring money from another annuity contract that is an IRA to acquire this contract, you should carefully compare this contract to your current contract.  You may have to pay a withdrawal charge under your current contract to transfer to this contract, and this contract has its own withdrawal charges that would apply to you.  The other fees and charges under this contract may be higher (or lower), and the benefits may be different, than those of your current contract.  In addition, you may have to pay federal income and penalty taxes on the transfer if it does not qualify for tax-free transfer or rollover treatment.  You should not transfer from another annuity contract unless you determine that the transfer is right for you.  Please note that the person who sells you this contract generally will earn a commission on the sale.  You should also consult a tax advisor before requesting a tax-free transfer or rollover.

Premium Payments

Minimum initial premium	$25,000
Minimum additional premium	$ 1,000
Maximum total premium without prior approval	$1,000,000
Maximum additional premium	up to applicable IRA limits each calendar year plus permissible transfers and rollovers

Because the initial premium must be $25,000 or more, the contract can only be purchased by transfer or rollover from an existing IRA or from certain other qualified plans, such as a 401(k) or a 403(b) plan.  You can make additional premium payments at any time before age 80, or earlier if limited by the Tax Code.  For example, you cannot contribute new premiums other than transfers and rollovers to a traditional IRA for the calendar year in which you reach age 70½, or thereafter.

You must determine whether any premium qualifies as a permissible contribution subject to favorable tax treatment under the Tax Code.  You must also determine whether such amount qualifies as a permissible transfer or rollover contribution under the Tax Code.  For example, you cannot roll over from a SIMPLE IRA during the first two years of participation in the SIMPLE IRA and you cannot roll over after-tax contributions that are included in the other plans.  You cannot roll over distributions that are part of a series of substantially equal payments made over your life expectancy, distributions made for a specified period of 10 years or more, RMD distributions or hardship distribution.

If you transfer or roll over money into this contract in the calendar year on or after you reach age 70½, you must take your RMD for the current calendar year before you purchase this contract.

We may refuse additional premiums if: (1) you have allocated some or all of the premium to an Investment Option, to which we are no longer accepting additional premiums; (2) the additional premium does not meet our minimum additional premium amount or exceeds our maximum premium amount for the annuity contract or for a specific Investment Option; (3) the total premiums paid under all annuity contracts issued by us, or our affiliates, on your life exceed $1,000,000; (4) we believe that the additional premium is being made by or on behalf of an institutional investor; or (5) for any reason allowed by law.

Your premiums are invested in the Investment Options you select.  Each premium is credited as of the date we receive the premium in Good Order at our Processing Office, except that additional time is allowed for the application of the initial premium under Rule 22c-1 of the 1940 Act.  Good Order means complete information we require to process your application or any request.

Initial premium allocated to the subaccounts will be priced at the unit value determined no later than two business days after receipt of a completed application (including all necessary related information).  If the application is not complete, we may retain the initial premium for up to five business days while attempting to complete it.  If the application is not completed within five business days, you will be informed of the reason for the delay.  The initial premium will be returned unless you specifically allow us to hold the premium until the application is completed.

Once received in Good Order, premiums allocated to Subaccounts are used to purchase Units at the Unit Value as of the next close of the New York Stock Exchange.

Each additional premium will be credited to your Subaccount under your stated allocation as of the date we have received the premium in Good Order at our Processing Office.  If you submit a different allocation, a 60-day waiting period will start before you can make a subsequent transfer or allocation change.  See Part 5, section titled “Allocations and Transfers.”

All premiums are deemed received when they are received in Good Order to our Processing Office.

Units in Our Separate Account

Your investment in the Subaccounts is used to purchase Units.  On any given day, the value you have in a Subaccount is the number of Units you own in that Subaccount multiplied by the Unit Value.  The Units of each Subaccount have a different Unit Value.

Units are purchased when you contribute new premium to your contract or transfer amounts to a Subaccount.  Units are redeemed (sold) when you make withdrawals or transfer amounts out of a Subaccount into a different Subaccount.  We also redeem Units to pay the Death Benefit or if you elect an Annuity Option, or as permitted or required by law.  The number of Units purchased or redeemed in any Subaccount is calculated by dividing the dollar amount of the transaction by the next computed Unit Value for that Subaccount, calculated as of the next close of business of the New York Stock Exchange.

Each Unit represents a fractional undivided interest in the assets held in the related Subaccount.  If Units of any Subaccount are redeemed, the fractional undivided interest represented by each remaining Unit will be increased.  If additional Units are issued by any Subaccount, the fractional undivided interest represented by each remaining Unit will be decreased.  Units will remain outstanding until redeemed by a contract owner.

The Unit Value of each Subaccount will fluctuate with the investment performance of the corresponding Fund, which reflects the investment income, realized and unrealized capital gains and losses of the Fund, and the Fund’s expenses.

How We Determine Unit Value

We determine the Unit Value for each Subaccount after the close of business of the New York Stock Exchange, which is normally 4 p.m. Eastern Time on each Business Day.  To value your Subaccount Units invested in ETFs, we use the daily closing price of each ETF on its primary exchange.  Note that the ETF shares may trade at a discount from the net asset value of the ETF.  To value your Subaccount Units invested in the Vanguard Variable Insurance Fund Money Market Portfolio, we use the daily net asset value provided by Vanguard for the Money Market Portfolio.  In addition to the Fund shares, the Subaccounts that invest in the ETFs also hold an accrual for any dividends or other distributions declared by the ETF, which will be reinvested in the ETF on the next Business Day after payment.

The Unit Value of each Subaccount for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the net investment factor for that Subaccount on the current Business Day.  The net investment factor measures the investment performance of a Subaccount from one Business Day to the next.

We determine the net investment factor by dividing the net asset value of the Subaccount for that valuation period by the net asset value of the Subaccount for the preceding valuation period.  We subtract from that result the daily equivalent of the annual separate account charges for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday).

Generally, this means that we adjust Unit Values to reflect the change in value of the Fund shares, for the separate account charges and, if elected, the GLWB Rider charge.

Allocations and Transfers

Only one investment allocation to the Subaccounts may be in place at any time on your contract.  This allocation applies to your current investment, future premiums, and rebalancing.  In addition to your one allocation to the Subaccounts, you may allocate some or all of your initial premium and additional new premium to the STO.  Transfers from the STO to the Subaccounts must be according to your one investment allocation to the Subaccounts.

You may reallocate all or part of your Account Value among the Subaccounts; however, each reallocation triggers a 60-day waiting period before you can make another allocation change.  A transfer between or among Subaccounts is an “allocation change.”  Here are the details:

•                  A 60-day waiting period applies after your initial allocation on the Contract Date.  This means you must wait 60 days after the contract is issued before you make an allocation change.

•                  A 60-day waiting period applies after any voluntary allocation change.  This means you must wait 60 days after the date you make an allocation change before you make another allocation change.

•                  The following allocation changes will not trigger the 60-day waiting period:

•                  automatic rebalancing;

•                  automatic transfers from the STO;

•                  reallocation as a result of any material change in a Fund or a Subaccount (see Part 2, section titled “Changes in How We Operate);

•                  automatic transfers that take place upon cancellation of a GLWB Rider, unless you make additional voluntary allocation changes in connection with the GLWB Rider cancellation.

Allocations and transfers are restricted further if you have a GLWB Rider.  See Part 6.

To request a reallocation, you may write to our Administrative Office at the address in the Glossary.  Mail sent to any other address may not be in Good Order.  You may also contact your sales representative to request a reallocation.  Each request for a reallocation or transfer must specify:

•              the contract number; and

•              the Subaccounts and allocation percentages stated in whole percentages.

If one portion of a reallocation request involving multiple Subaccounts violates our policies or is not in Good Order, the entire request will not be processed.  You will need to resubmit a request that is in Good Order for your reallocation to be processed.

You may also request a reallocation through our telephone transfer service using your personal identifiers.  We will honor telephone instructions from any person who provides correct identifying information.  We are not responsible for fraudulent telephone requests we believe to be genuine according to these procedures.  Accordingly, you bear the risk of loss if unauthorized persons make reallocations on your behalf.

Telephone reallocations may be requested from 9:00 a.m. - 5:00 p.m. Eastern Time, on any day we are open for business.  If we receive your request before 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) on a Business Day, you will receive the Unit Values for the Subaccounts as of the close of business on the day you call.

Requests received at our Processing Office at or after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) on a Business Day, or received on a day other than a Business Day, will be processed using Unit Values as of the close of business on the next Business Day.  We will confirm all reallocations in writing.

Detrimental Effect of Trading on Unit Values

This contract is intended for long-term investing only and is not intended as a vehicle for frequent trading.  Reallocations (transfers) among Subaccounts are strictly limited under the terms of this contract.  See Part 5, section titled “Allocations and Transfers.”  We may refuse any reallocation request for an owner or certain owners if we believe in our sole discretion that a specific request or group of requests may have a detrimental effect on Unit Values.  We will notify you or your designated representative if your requested reallocation is not made.

Specific Notice Regarding the Use of this Annuity for Market Timing or Frequent Trading

This contract is not designed to serve as a vehicle for trading in response to short-term fluctuations in the market.  You cannot engage in intra-day trading of the ETFs available through the Subaccounts.  Any person that intends to engage in stale price arbitrage, utilize market timing practices or make frequent transfers for any reason should not purchase this contract.

If we determine, in our sole discretion, that a contract owner is attempting to engage in improper trading, we may revoke their same-day reallocation/transfer privileges and require their trades to be submitted via U.S. Mail.  We may modify these restrictions at any time in our sole discretion.

Withdrawals

You may make withdrawals as often as you wish, subject to following rules:

•                  Each withdrawal must be at least $250.

•                  Your Account Value remaining after a partial withdrawal, including any withdrawal charge, must be at least $20,000.  (Please note that you may fully surrender your contract at any time.)  This rule does not apply to a withdrawal of your Free Withdrawal Amount or if you have a GLWB Rider.

The withdrawal will be taken from your Investment Options, pro rata, in the same proportion their value bears to your total Account Value.  For example, if your Account Value is divided in equal 25% portions among four Subaccounts, when you make a withdrawal, 25% of the Account Value will come from each of your four Subaccounts.  You can tell us if you want your withdrawal handled differently.

Withdrawals are processed when a request is received in Good Order at our Processing Office.  When you take a withdrawal from a Subaccount, Units are redeemed at the Unit Value as of the next close of the New York Stock Exchange.

The total amount deducted from your Account Value will be the withdrawal amount requested, plus any withdrawal charge that applies (see Part 4, section titled “Withdrawal Charge”).  The amount you receive will be the amount you requested, less any applicable tax withholding.  Withdrawals are handled differently if you elect a GLWB Rider.  See Part 6.

Withdrawals are attributed to your Account Value in the following order:  (1) any remaining Free Withdrawal Amount; (2) premiums that are no longer subject to a withdrawal charge and have not yet been withdrawn; (3) premiums subject to a withdrawal charge; and (4) any gain, interest, or other amount that is not considered a premium.  Your investment comes out first, beginning with the oldest premium first, then next oldest and so on.  Any gain or earnings in your contract come out only after an amount equal to all premiums, and any applicable charges on those premiums, are withdrawn.  Please note, however, that for tax purposes, withdrawals are considered to be gain first.  See Part 8.

Your financial professional or a third party may offer you asset allocation or investment advisory services for your contract.  Fees you pay for such investment advisory services are in addition to any contract charges.  If you want to pay for such services from your Account Value, you must complete a form authorizing us to pay the amount requested by the third party from your Account Value.  These payments are withdrawals from your Account Value and will be subject to any applicable withdrawal charge.  We will withdraw the requested payment according to the third party’s instructions (including instructions about which Subaccounts to withdraw the fee from) and send you a confirmation of the transaction.  We will not verify the accuracy of the amount being requested.

Examples of withdrawals and the application of a withdrawal charge are located on Appendix B.

Additional restrictions apply to withdrawals if you have a GLWB Rider.  See Part 6.

Your Death Benefit is reduced by withdrawals on a proportional basis.  See Part 5, section titled “Death Benefit.”

Most of the withdrawals you make before you are 59½ years old are subject to a 10% federal tax penalty.  See Part 8.

Free Withdrawal Amount

You may take your Free Withdrawal Amount each Contract Year without paying a withdrawal charge.  The Free Withdrawal Amount is the greater of:

•                  10% of your Account Value on the date of the withdrawal, minus any partial withdrawals taken during the current Contract Year; or

•                  10% of your Account Value at your most recent Contract Anniversary, minus any partial withdrawals taken during the current Contract Year.  (During your first Contract Year, this amount is 10% of your initial premium received on the Contract Date)

If your RMD (based on the fair market value of this contract only as calculated by us) is greater than your Free Withdrawal Amount, we will allow you to take the RMD as your Free Withdrawal Amount, but only once each Contract Year.  Because your RMD is based on a calendar year, you should plan in advance to coordinate your RMD with your available Free Withdrawal Amount.

If you do not take the Free Withdrawal Amount in any one Contract Year, you cannot add it to the next year’s Free Withdrawal Amount.

The Free Withdrawal Amount does not apply to a full surrender.  Taking your Free Withdrawal Amount will not reduce the total withdrawal charge applicable to your premium.  If you take a subsequent withdrawal for more than the Free Withdrawal Amount or if you surrender the contract, we will assess any applicable withdrawal charge on the amount of your premiums withdrawn, which are not reduced for any Free Withdrawal Amount you have taken.

The Free Withdrawal Amount is available for withdrawal only.  The Free Withdrawal Amount is not available for transfer to another IRA or other qualified contract or account.

Timing of Payment of a Withdrawal or Surrender

We normally send you partial or full withdrawals (or apply your Account Value to the purchase of an Annuity Option) within seven days after receipt of the required form at our Processing Office.  However, we can defer our action for any period during which:

(1)          the New York Stock Exchange has been closed, other than a weekend or holiday, or trading on it is restricted;

(2)          an emergency exists as determined by the SEC so that disposal of securities is not reasonably practicable or it is not reasonably practicable for the Separate Account fairly to determine the value of its net assets; or

(3)          the SEC, by order, permits us to defer action in order to protect persons with interests in the Separate Account.

Assignments

This contract is an IRA and you are not legally permitted to assign, pledge or otherwise transfer the contract.  Pledging or assigning an IRA can cause loss of qualified status and result in some or all of the Account Value being included in your income.  A 10% federal tax penalty also may apply.

Death Benefit

We will pay the Death Benefit to your properly designated beneficiary if you die before the Annuity Date.

The Death Benefit amount will be the greater of:

1.               the Account Value on the Death Benefit Date; or

2.               your total premiums minus proportionate adjustments for partial withdrawals, including any withdrawal charge.  A proportional adjustment means that your Death Benefit will be reduced by the same percentage as your withdrawal bears to your Account Value at the time of withdrawal.

Example of the effect of withdrawals on the Death Benefit:

•                  if your Death Benefit is $100,000 and your current Account Value is $80,000,

•                  and you take a withdrawal of $10,000,

•                  we will reduce your Death Benefit by 12.5% because that is the same percentage that your withdrawal bears to the Account Value at the time of the withdrawal ($10,000 / $80,000);

•                  therefore, your Death Benefit is reduced by $12,500.

Because the Account Value at the time of the withdrawal in this example is less than the Death Benefit, the Death Benefit is decreased by a larger dollar amount than the partial withdrawal amount.

This example is for illustrative purposes only and does not predict results.

Your beneficiary generally has a choice of how to receive the Death Benefit.

1.               The beneficiary may take a lump sum.  If the beneficiary elects this option, we will automatically pay the lump sum into a checking account in the name of the beneficiary, if allowed by state law. The checking account is an interest-bearing account with no fees.  The beneficiary can access some or all of the funds at any time by writing a check.

2.               The beneficiary may defer for up to five years.  If the beneficiary elects this option, we will allow the beneficiary to keep the Death Benefit invested in the Subaccounts then available under the contract for a period of up to five years.  Separate account charges will continue to apply.  At the end of five years, the entire amount must be paid to the beneficiary.

3.               The beneficiary may treat the contract as an inherited IRA.  If the beneficiary elects this option, we will allow the beneficiary to keep the Death Benefit amount invested in the Subaccounts then available under the contract.  Separate account charges will continue to apply.  The beneficiary must choose to receive the Death Benefit as either:

a)              an immediate annuity; or

b)             substantially equal payments over his or her life expectancy as defined by the Tax Code.  The beneficiary may choose the longer of his or her life expectancy or the deceased owner’s life expectancy (both as defined by the Tax Code) if the owner dies after the Required Beginning Date.  (For Roth IRAs, the owner is presumed to have died before the Required Beginning Date.)

Distributions must begin by December 31 of the calendar year after the owner’s death; however if the beneficiary is your spouse and has elected this option, distributions may begin at the end of the calendar year in which the owner would have reached age 70½, if later.  A spouse also may elect to continue the contract as described below in the section titled “Spousal Continuation.”

The following restrictions apply to the inherited IRA contract: (i) the inherited IRA owner may not add premium to the contract; (ii) the Death Benefit available to the beneficiary of the inherited IRA owner is the Account Value on the Death Benefit Date after the death of the inherited IRA owner; and (iii) the beneficiary of the inherited IRA owner will be required to receive the remaining Account Value either in a lump sum, over 5 years or over the life expectancy of the inherited IRA owner as determined by the Tax Code.

For more information on inherited IRAs, see Part 8, section titled “Inherited IRAs” and IRS Publication 590.  You should seek independent tax advice.

If your beneficiary is not a human being, the beneficiary must elect either a lump sum or deferral for up to five years.

Spousal Continuation

If your sole primary beneficiary is your spouse, the contract may be continued in your spouse’s name as the owner.  If spousal continuation is elected, we will increase the continued contract’s Account Value to the same amount that would have been paid to your surviving spouse had he or she taken the Death Benefit as a lump sum distribution.  This increase will be added to the Subaccounts you have selected on a pro-rata basis.  For example, if the Account Value at death was $100,000, but we would have paid out a Death Benefit of $115,000, the surviving spouse’s contract will continue with $115,000 as the Account Value.

All terms and conditions of the contract continue to apply including the withdrawal charge.  When the surviving spouse dies, the Death Benefit will be paid to the beneficiary named by the surviving spouse.

Federal tax advantages of spousal continuation are not available to same sex spouses.  The Federal Defense of Marriage Act provides that same sex spouses are not considered married under federal law.  Therefore, the favorable tax treatment provided by the Tax Code to a surviving spouse of an annuity owner is not available to a surviving same sex spouse.  If the state where this contract is issued recognizes same sex marriages, the Spousal Continuation described in the contract is available to the surviving same sex spouse; however, the favorable tax treatment provided by the Tax Code will not apply and the transfer of ownership will be a taxable event.

Selecting and Changing Your Beneficiary

You may name one or more beneficiaries as primary or contingent beneficiaries.  The Death Benefit will be paid to your primary beneficiaries who are alive at the time of your death.  If no primary beneficiary survives your death, then the Death Benefit will be paid to your contingent beneficiaries, if any.  If no beneficiary survives your death (primary or contingent) or none has been named, the Death Benefit will be paid to your estate.

If multiple beneficiaries in either category (primary or contingent) are named, the Death Benefit will be split into equal shares among the beneficiaries in that category who are alive at the time of your death, unless you specify otherwise in your beneficiary designation.

If you die on or after the Annuity Date and before the entire interest in the contract has been distributed, then the rest of the annuity must be distributed to the beneficiary at least as quickly as the method in effect when you died.

You may change any beneficiary by sending the appropriate form in Good Order to the Administrative Office.  We may limit the number of beneficiaries you can have at one time.  Please consult your financial professional and tax advisor to properly identify your beneficiaries so that the Death Benefit is paid as you intend.  Please be sure to name your spouse as your sole primary beneficiary so that spousal continuation of the contract can occur, if that is your intention.  You may wish to name a contingent beneficiary in case your spouse dies before you.

Filing Death Claims

To file a death claim, the beneficiary must submit an original certified death certificate and company death claim paperwork that is in Good Order, including the beneficiary’s election of how they wish to receive the Death Benefit proceeds.  On the date we first receive notice of the owner’s death, we will stop all pending automatic transactions including rebalancing and systematic withdrawals; however, any money in the STO will be transferred to the Subaccounts according to the owner’s allocation.

During the period from the date of death until we receive all required paperwork in Good Order, the Account Value will remain invested in the Subaccounts as allocated by you at the time of your death.  As a result, the Account Value continues to reflect the investment performance of the Subaccounts during this period and will be subject to market fluctuations.  Separate account charges will continue to apply.

If there are multiple beneficiaries, after one beneficiary submits death claim paperwork, the Death Benefit will be calculated and the first beneficiary will receive payment according to his or her election.  The remaining beneficiaries’ share of the Death Benefit will be invested in the Subaccounts as allocated by you at the time of your death and subject to market fluctuations.

Maturity Date and Annuity Option

Your Annuity Option is available anytime on or after your first Contract Anniversary until the Maturity Date.  You may elect your Annuity Option by writing to the Administrative Office any time on or after your first Contract Anniversary and before the Maturity Date.  Upon the Maturity Date, you may elect to receive a lump sum of your Account Value, or you may elect an Annuity Option.

An Annuity Option can provide for fixed payments, which may be made monthly, quarterly, semi-annually or annually.  For any annuity, the minimum payments must be at least $100.  If the minimum monthly payment under a guaranteed Annuity Option would be less than $20, we will pay you a lump sum of your Account Value instead.  All Annuity Options are funded through our General Account.

The amount applied toward the purchase of a guaranteed Annuity Option under the contract will be the Account Value less any premium tax.  The guaranteed Annuity Options are single life and ten years certain or joint life and ten years certain.  These options provide a fixed life income annuity with 10 years of payments guaranteed.

We will also use the Account Value less any premium tax to determine your annuity payments if you select a nonguaranteed Annuity Option with either (i) life contingencies, or (ii) a period certain that provides for fixed payments over ten or more years.  If you select any other nonguaranteed Annuity Option, the amount applied to determine your annuity payments will be the Surrender Value, or if this Contract is issued in New York, the amount applied to determine your annuity payments under (ii) above will be the greater of the Surrender Value or 95% of your Account Value.

We currently offer additional Annuity Options listed below; however we may eliminate or change the non guaranteed options available at any time.

•                  period-certain annuity, which provides for fixed payments for a fixed period.  The fixed periods available may vary from time to time and the fixed period selected may not extend past your 100th birthday.  The amount is determined by the period you select.  If the Annuitant dies before the end of the period selected, the beneficiary will receive the remaining periodic payments.

•                  period-certain life annuity, which provides for fixed payments for at least the period selected and after that for the life of the Annuitant or the lives of the Annuitant and any joint Annuitant under a joint and survivor annuity.  The fixed periods available may vary from time to time . If the Annuitant (or the Annuitant and the joint Annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to the beneficiary.

•                  life only annuity, which provides fixed payments for the life of the Annuitant, or until the Annuitant and joint Annuitant both die under a joint and survivor annuity.  Once the Annuitant (or last joint Annuitant) dies, no further payments will be made and no value remains for any beneficiaries.

If you have not already selected a form of Annuity Option, we will contact you prior to your Maturity Date.  You can tell us at that time if you would like a lump sum payment, or select the type of annuity you want.  If we do not receive your election on or before your Maturity Date, you will automatically receive the single life and ten-year certain Annuity Option guaranteed under the contract.

Annuity Payments

Once payments begin under an Annuity Option, payments will not change.  The size of payments will depend on the amount applied to the Annuity Option, the form of Annuity Option you chose and, in the case of an Annuity Option with life contingencies, on the Annuitant’s age and sex (where permissible).

If the age or sex of an Annuitant has been misstated, any benefits will be those that would have been purchased at the correct age and gender.  Any overpayments or underpayments made by us will not be charged or credited with interest, unless required by your state.  If we have made overpayments because of incorrect information about age or gender, we will deduct the overpayment from the next payment or payments due.  We add underpayments to the next payment.

How You Make Requests and Give Instructions

When you write to our Administrative Office, use the address listed in the Glossary of this prospectus.  We cannot honor your requests unless they are in proper and complete form.  Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

Part 6 — Optional Benefits

You may purchase one of the optional GLWB Riders offered with this contract, which provides additional benefits for an additional charge.  You may only elect a Rider at the time of application.  Benefits under a Rider will replace or supplement the standard contract benefits.  Charges for an optional benefit Rider are in addition to the standard contract charges.  Be sure you understand the charges.  Carefully consider whether you need the benefit and whether it is appropriate for your particular circumstances.  Also consider whether you can buy the benefit more cheaply as part of the variable annuity or with a separate contract.

Guaranteed Lifetime Withdrawal Benefit

Each Guaranteed Lifetime Withdrawal Benefit (GLWB) is an optional Rider you may purchase for an additional charge.  You may select the Individual GLWB Rider or the Spousal GLWB Rider.

The GLWB Rider guarantees lifetime payments for you (or you and your covered spouse if you elect the Spousal GLWB Rider) regardless of how your investments perform, as long as the Rider is in effect.  You are the covered person under the Individual GLWB Rider.  You and your spouse are the covered persons under the Spousal GLWB Rider.  If you take Nonguaranteed Withdrawals, as explained below, your Benefit Base will decrease immediately, your lifetime payments may decrease and the Rider may terminate.

Lifetime Payout Amount (LPA)

The LPA is the amount we guarantee you can receive each calendar year for your lifetime (or for as long as either you or your covered spouse is alive if you elect the Spousal GLWB Rider).  You are eligible to begin receiving your LPA on the LPA Eligibility Date.

For the Individual GLWB Rider, the LPA Eligibility Date is the earlier of the following:

•                  January 1st after the calendar year in which you turn age 60 (if you turn age 60 on January 1st, your LPA will be available beginning on that day); or

•                  the Contract Date, if you are age 60 or older at the time you purchase your contract.  The LPA available during the calendar year in which you purchase your contract will be prorated for the portion of the calendar year remaining.

For the Spousal GLWB Rider, the LPA Eligibility Date is the earlier of the following:

•                  January 1st after the calendar year in which the younger of you or your spouse turns age 60 (if the younger of you or your spouse turns age 60 on January 1st, your LPA will be available beginning on that day); or

•                  the Contract Date, if the younger of you or your spouse is age 60 or older at the time you purchase your contract.  The LPA available during the calendar year in which you purchase your contract will be prorated for the portion of the calendar year remaining.

The LPA is equal to the applicable Withdrawal Percentage multiplied by the Benefit Base on January 1st each year on or after the LPA Eligibility Date.  For the Spousal GLWB Rider, that amount is then multiplied by 90% (this 90% is called the Spousal Factor).

Withdrawal Percentage - The applicable Withdrawal Percentage is determined by the following formula:

A + B + C, where:

(A)      is the Age Based Percentage stated on the chart below:

Age*	Age Based Percentage
60-64	4.00%
65-69	4.50%
70-74	5.00%
75 +	5.50%

*The Age Based Percentage is determined by your age (or the age of the younger of you or your spouse if you have elected the Spousal GLWB Rider).  The Age Based Percentage is locked in on the date of the first withdrawal from the contract on or after the LPA Eligibility Date;

(B)        is the cumulative Deferral Percentage.  The cumulative Deferral Percentage begins at zero and increases by 0.10% for each complete calendar year that you do not take a withdrawal.

(C)        is a First Year Deferral Percentage stated on the chart below:

Contract Date	First Year Deferral Percentage
January 1-March 31	0.075%
April 1-June 30	0.050%
July 1-September 30	0.025%
October 1-December 31	0.000%

The First Year Deferral Percentage is a one-time addition to your Withdrawal Percentage that varies based on your Contract Date, provided you do not take a withdrawal in the calendar year containing the Contract Date.

Benefit Base - Your initial Benefit Base is equal to your initial premium received by us on the Contract Date.  Your Benefit Base will be adjusted as follows:

1.               On each Contract Anniversary, your Benefit Base will be compared to your Account Value and if the Account Value is greater than the Benefit Base, we will step up your Benefit Base to equal the Account Value.

2.               If you take a Nonguaranteed Withdrawal, we will immediately decrease your Benefit Base as described in the section titled “Nonguaranteed Withdrawal” below.

3.               On the date we receive an additional premium during the first Contract Year, we will immediately increase your Benefit Base by the amount of the additional premium.  Additional premiums received after the first Contract Year will not increase your Benefit Base.  They will, however, increase the Account Value, which is used to determine if a step up applies on the next Contract Anniversary.

The Benefit Base is used only to measure the LPA and is not available for withdrawal or payable as a death benefit.

If you (or the younger of you and your spouse if you have elected the Spousal GLWB Rider) have reached the LPA Eligibility Date on the Contract Date, your LPA for the calendar year that contains the Contract Date will be prorated for the portion of the calendar year remaining.  The factor used to prorate the LPA is the number of days remaining in the calendar year (not including the Contract Date) divided by the number of days in the calendar year.

If you withdraw less than the LPA in any calendar year, you cannot carry over or add the remaining LPA to withdrawals made in future years.

If your RMD is greater than the LPA for any calendar year, the RMD will be the LPA for that calendar year.

Nonguaranteed Withdrawal

Before your LPA Eligibility Date, a Nonguaranteed Withdrawal is the total amount of any withdrawal, including any withdrawal charge.

After your LPA Eligibility Date, a Nonguaranteed Withdrawal is all or a portion of any withdrawal, including any withdrawal charge, that, when combined with your total withdrawals for that calendar year, exceeds your LPA.

If you take a Nonguaranteed Withdrawal, your Benefit Base will immediately decrease by the adjusted Nonguaranteed Withdrawal amount.  The adjusted Nonguaranteed Withdrawal amount is defined as the Nonguaranteed Withdrawal amount multiplied by the greater of 1.0 and the ratio of Benefit Base to Account Value (Benefit Base divided by Account Value), where both values are determined immediately before the Nonguaranteed Withdrawal.  The Account Value immediately before the Nonguaranteed Withdrawal means that the Account Value will be reduced by any remaining LPA prior to the calculation.

Taking Nonguaranteed Withdrawals could reduce your future benefits by more than the dollar amount of the Nonguaranteed Withdrawals.

The example below demonstrates how a Nonguaranteed Withdrawal affects the Benefit Base, using the following assumptions:

•                  Benefit Base = $100,000

•                  Account Value = $85,000

•                  LPA = $5,000

•                  One withdrawal is taken during the calendar year = $7,000

•                  Withdrawal taken after LPA Eligibility Date

•                  No withdrawal charge applies.

The Nonguaranteed Withdrawal amount is $2,000, which is equal to your total calendar year withdrawals ($7,000) minus your LPA ($5,000).  The adjusted Nonguaranteed Withdrawal is $2,500:

$2,500 = $2,000 (Nonguaranteed Withdrawal amount) x the greater of 1.0 or [$100,000 (Benefit Base immediately before the Nonguaranteed Withdrawal) / $80,000 (Account Value immediately before the Nonguaranteed Withdrawal)]

Your Benefit Base will be reduced by $2,500 to $97,500.

This example is for illustrative purposes only and does not predict results.

Other Important Facts about Withdrawals

•                  You will not receive the intended benefit of this Rider if you take Nonguaranteed Withdrawals.  Nonguaranteed Withdrawals can have a significant negative effect on your Benefit Base and your LPA .

•                 A withdrawal charge may apply.  If you withdraw more than your Free Withdrawal Amount (10% of the Account Value in any Contract Year) but the withdrawal does not exceed your LPA, any applicable withdrawal charge will be waived.  If you withdraw more than the Free Withdrawal Amount and any portion of the withdrawal is a Nonguaranteed Withdrawal, a withdrawal charge, if any, will be applied on the entire amount that is greater than the Free Withdrawal Amount.  See Part 4, “Withdrawal Charge” and Part 5, “Withdrawals.”  Following is an example of how a withdrawal charge may apply:

Assume:

Premium:	$40,000
Account Value before withdrawal:	$18,000
Withdrawal charge percentage applicable to premium:	6%
Lifetime Payment Amount:	$2,000

Case 1: Owner requests withdrawal of $2,000 (LPA)

The Free Withdrawal Amount is calculated as $18,000 x 10% = $1,800.  The $2,000 requested withdrawal is greater than the remaining Free Withdrawal Amount; however, it does not exceed the LPA.  No withdrawal charge will apply.

Case 2: Owner requests withdrawal of $2,500

The Free Withdrawal Amount is $1,800.  Since the requested withdrawal exceeds the LPA, withdrawal charges will apply.  After applying the withdrawal first to the Free Withdrawal Amount, this leaves $700 ($2,500 - $1,800), which will be subject to a withdrawal charge of $42 ($700 x 6%).

•                  Withdrawals must be taken pro-rata from your Investment Options.  You cannot make a withdrawal from specific Investment Options.

•                  You may not take a withdrawal on your Contract Date.

•                  If you request a withdrawal, we will withdraw the total amount you requested from your Account Value, however the amount you receive will be net of tax withholding and withdrawal charge, if applicable.

GLWB Rider Charge

The GLWB Rider charge is a daily charge taken from the Account Value in your Subaccounts.  The charge is in addition to the separate account charges for the contract and reduces your Unit Values.  The charge varies depending on which GLWB Investment Strategy you choose.  The following table shows the effective annual rates for the Rider charge:

GLWB Investment Strategy	Current GLWB Charge	Current GLWB Charge with Total Separate Account Expenses
Strategy 1 — Basic Allocation	0.65%	2.55%
Strategy 2 — Self Style Allocation	0.85%	2.75%

We may increase the annual charge for the GLWB Rider up to the maximum of 1.50%.  If we do increase the charge, we will give you prior written notice of the increase.  You will have the option to cancel the Rider at that time.  The maximum GLWB charge plus total separate account charges would be 3.40% for either GLWB Investment Strategy.  We do not deduct the Rider charge during the Guaranteed Payment Phase.

The GLWB Rider charge is the same for the Individual GLWB Rider and the Spousal GLWB Rider.  (The LPA is adjusted downward — by the Spousal Factor of 90% — for the Spousal GLWB Rider instead of an additional charge.)

GLWB Investment Strategies

If you purchase the GLWB Rider, you must allocate your premium to only one of the two GLWB Investment Strategies described below.  Once you select a GLWB Investment Strategy, you cannot switch to another GLWB Investment Strategy.  As a result of the GLWB Rider investment restrictions, you will always have some degree of exposure to the market.  You cannot eliminate this exposure even during periods of market volatility.  These investment strategies are designed for long-term investors seeking withdrawal guarantees.  (Note that the Subaccounts available in the GLWB Investment Strategies are also available without the Rider.)

GLWB Investment Strategy 1 — Basic Allocation

You must allocate your premium according to one of the three models: Blend, Growth or Value.  You may reallocate from one model to another, as discussed below.

Subaccount	Model 1 - Growth	Model 2 - Blend	Model 3 - Value
iShares S&P 500 Index Fund	30%	40%	30%
iShares S&P 500 Growth Index Fund	10%
iShares S&P 500 Value Index Fund			10%
iShares S&P MidCap 400 Index Fund	10%	10%	10%
iShares S&P SmallCap 600 Index Fund	5%	5%	5%
Vanguard Tax-Managed International Fund, MSCI EAFE, ETF Shares	5%	5%	5%
Vanguard Total Bond Market Index Fund, ETF Shares	35%	35%	35%
iShares S&P/Citigroup International Treasury Bond Fund	5%	5%	5%

GLWB Investment Strategy 2 — Self Style Allocation

You may select one or more of the Subaccounts in one or more groups, as long as your allocations add up to 100% and are within the minimum and maximum allocation percentages indicated for each group.

Group 1 Core Fixed Income Minimum 35% Maximum 65%	Group 2 Core Equity Minimum 35% Maximum 65%	Group 3 Non-Core Fixed Income Minimum 0% Maximum 30%	Group 4 Non-Core Equity Minimum 0% Maximum 30%	Group 5 International/Alternative Minimum 0% Maximum 15%
iShares Barclays Aggregate Bond Fund	iShares S&P 500 Index Fund	iShares Barclays TIPS Bond Fund	iShares S&P 500 Growth Index Fund	iShares S&P/Citigroup International Treasury Bond Fund
iShares Barclays Intermediate Credit Bond Fund	Vanguard Dividend Appreciation Index Fund, ETF Shares	iShares iBoxx $ High Yield Corporate Bond Fund	iShares S&P 500 Value Index Fund	Vanguard Emerging Markets Stock Index Fund, ETF Shares
Vanguard Total Bond Market Index Fund, ETF Shares	Vanguard Large-Cap Index Fund, ETF Shares	Vanguard Intermediate-Term Corporate Bond Index Fund, ETF Shares	iShares S&P MidCap 400 Index Fund	Vanguard REIT Index Fund, ETF Shares
		Vanguard Variable Insurance Fund Money Market Portfolio	iShares S&P SmallCap 600 Index Fund	Vanguard Tax-Managed International Fund, MSCI EAFE ETF Shares
Vanguard Mega Cap 300 Index Fund, ETF Shares

For more information about these Subaccounts, including information relating to their investment objectives and policies, and the risks of investing, see Part 3, as well as the Fund prospectuses.  You can obtain a copy of the Fund prospectuses by contacting our Administrative Office listed in the Glossary.  You should read the Fund prospectuses carefully before investing.

In addition to your allocation to one of the two GLWB Investment Strategies, you may invest some or all of your initial premium received by us on the Contract Date in the STO.  Transfers from the STO to the Subaccounts must be according to GLWB Investment Strategy and allocation you have selected.  See Part 3, section titled “The Fixed Account” for more information about the STO.

Subject to required approvals by federal and state authorities, we may add, remove, change, close, substitute or limit investment in the GLWB Investment Strategies or the Subaccounts at any time.

Allocations and Transfers for the GLWB

In addition to the allocation and transfer rules under the contract (See Part 5, section titled “Allocations and Transfers”), the following additional rules and limitations apply to your allocations and transfers:

•                  Your one allocation allowed on the contract must meet the requirements of one of the two GLWB Investment Strategies.

•                  Your Account Value will be automatically rebalanced to your allocation percentages each contract quarter.

•                  You cannot move from one GLWB Investment Strategy to another.

•                  In GLWB Investment Strategy 1, you can reallocate your Account Value invested in one model to another model.  The reallocation will reset your Account Value to the required percentages for the new model.  Each reallocation triggers the 60-day waiting period before you can make another reallocation.

•                  In GLWB Investment Strategy 2, you can reallocate your Account Value invested in Strategy 2 as long as your new allocation is within the minimum and maximum allocation percentages for each Fund group.  Each reallocation triggers the 60-day waiting period before you can make another reallocation.

Your financial professional or a third party may offer you asset allocation or investment advisory services related to this annuity contract or Rider for an additional fee to be deducted from your contract.  Such fees are considered withdrawals and could cause a Nonguaranteed Withdrawal.  Therefore, if you purchase a GLWB Rider, we do not recommend using this annuity contract to pay for such services.

Withdrawal Protection for Required Minimum Distributions

If your contract is a traditional IRA or a SEP IRA, you may be required to withdraw money in order to satisfy IRS minimum distribution requirements after you reach age 70½.

We will calculate the RMD for this annuity contract based on its prior calendar year-end fair market value.  We do not consider your other assets or distributions in making this calculation.  This is the RMD protected under the GLWB Riders, except if you elect the spousal rider, and your spouse is more than 10 years younger than you.  In that case, due to your age difference, you will be required to take your RMD for this annuity contract before the LPA Eligibility Date; if you take your RMD from this contract’s Account Value, each withdrawal will be a Nonguaranteed Withdrawal until the LPA Eligibility Date is reached.  You are solely responsible for meeting all requirements of the Tax Code.

After the LPA Eligibility Date, you may take the greater of your LPA or your RMD each calendar year.  In the year you turn 70½ the Tax Code provides that you may take your first RMD prior to April 1st of the following calendar year; however, with a GLWB Rider, you must take your first annual RMD in the calendar year you turn age 70½ in order to avoid a potential Nonguaranteed Withdrawal.

We may make any changes we deem necessary to comply with the tax laws.  We are not liable for any tax consequences you incur arising from this contract or your obligations under the Tax Code.  You should discuss these matters with your tax advisor prior to electing a GLWB Rider.

Continuation of the Spousal GLWB at Owner’s Death

Opposite sex spouses — your covered spouse will have the option to continue the contract and the GLWB Rider at the time of your death.  Your covered spouse will become the owner and annuitant of the contract and all terms and conditions of the contract continue to apply.  See Part 5, section titled “Spousal Continuation.”

Same sex spouses — in states that recognize marriage between same sex partners, civil union or domestic partnership, the covered spouse may continue to receive the LPA under the terms of the Rider; due to federal tax laws, however, not all terms of the contract apply.  If the same sex covered spouse wishes to continue receiving the LPA, he or she must elect to treat the contract as an inherited IRA.  See Part 5, section titled “Death Benefit.”

All provisions of the contract and the GLWB Rider still apply, except (i) the same sex covered spouse must take at least the RMD each calendar year (caution: this may cause a Nonguaranteed Withdrawal if the LPA Eligibility Date has not been reached); (ii) the same sex spouse cannot add premium to the contract; (iii) the Death Benefit available to the beneficiary of the same sex spouse is limited to the Account Value on the Death Benefit Date; and (iv) the beneficiary of the same sex spouse will be required to receive the remaining Account Value either in a lump sum, over 5 years or over the life expectancy of the same sex spouse as determined by the Tax Code.  These restrictions are required by the Tax Code.

Guaranteed Payment Phase

The Guaranteed Payment Phase begins on or after the LPA Eligibility Date if either:

•                  Before the Maturity Date, the Account Value reduces to zero (other than as a result of a Nonguaranteed Withdrawal or the voluntary election of an Annuity Option).

•                  On the Maturity Date, you elect to continue to receive annual payments equal to the then current LPA through a life only Annuity Option (or joint life if you have elected the Spousal GLWB Rider and both you and your covered spouse are still living.)

When the contract begins the Guaranteed Payment Phase, we will send you a written notice and any remaining LPA that you have not taken during the current calendar year.  (If your contract enters the Guaranteed Payment Phase on the Maturity Date, we will set your Account Value to zero.)  Beginning the next calendar year, and in each calendar year during the Guaranteed Payment Phase, you will receive your LPA.  The Guaranteed Payment Phase will continue until the death of the owner (or owner and covered spouse if the Spousal GLWB is elected).

Once the Guaranteed Payment Phase begins, all other rights, benefits, values and charges under the contract and the GLWB Rider will terminate, except those described in this section and in the “Cancellation and Termination of Rider” section below.  The Guaranteed Payment Phase will end if the Rider terminates.  See “Cancellation and Termination of Rider” section below.  We should be notified immediately upon the death of the owner (or covered spouse if the Spousal GLWB is elected).

Cancellation and Termination of Rider

You may cancel the Rider during the first 45 days of each Contract Year beginning on the fifth Contract Anniversary.  Upon termination of the Rider, the Rider charge will no longer be assessed.  All other charges will remain in effect.

This Rider will terminate automatically on the earliest of the following dates:

1.               for the Individual GLWB Rider, the date you die, and for the Spousal GLWB Rider, the date the later of you or your covered spouse dies;

2.               the date the Account Value equals zero due to a Nonguaranteed Withdrawal;

3.               the date that ownership of the contract or Rider is transferred or the contract, Rider or any benefits under the contract or Rider are assigned unless: in New York, the new owner is a covered person; in New Hampshire and Vermont the new owner assumes full ownership of the contract and is essentially the same person as the current owner (e.g. a change to a court appointed guardian representing the owner during the owner’s lifetime) or the new owner is a covered person;

4.               on the Maturity Date, unless you elect to receive your LPA through a life only Annuity Option, or joint life only Annuity Option if you have elected the Spousal GLWB Rider and your covered spouse is still living;

5.               the date you voluntarily elect an Annuity Option under the contract;

6.               the date you cancel the GLWB Rider; or

7.               the date you surrender the contract.

Once cancelled or terminated, this Rider may not be reinstated.

Additional Rules

The following additional rules apply if you elect a GLWB Rider:

•                  You must be between 45 and 80 years old on the Contract Date in order to elect the Individual GLWB Rider.  In order to elect the Spousal GLWB Rider, the younger of you or your spouse must be at least 45 years old and the older of you or your spouse must be no more than 80 years old on the Contract Date.

•                  The Company may refuse to accept additional premiums on a nondiscriminatory basis at anytime.

•                  We may require proof that you (or your covered spouse) are living at any time.

•                  You cannot switch from an Individual GLWB Rider to a Spousal GLWB Rider or vice versa.

•                  Income Plus Withdrawal Program is not available.

•                  Choices Plus Required Minimum Distribution Program is not available.

•                  Customized Asset Rebalancing Program is not available.

Additional Rules that Apply to the Spousal GLWB Rider

1.               Only your legal spouse (as defined by applicable state law) on the Contract Date may be named as a covered person under the Spousal GLWB Rider.

2.               You must name your spouse as your sole primary beneficiary.

3.               You cannot add or change a spouse as a covered person.

4.               If your marriage is terminated (such as by divorce or dissolution) or your spouse dies, your spouse is automatically removed as a covered person.  If you subsequently remarry, you cannot add the new spouse.

5.               You must provide us with notice of the divorce or termination of marriage.

6.               Once the spouse is removed as a covered person, lifetime withdrawals under the Spousal GLWB Rider are no longer guaranteed for the lives of both you and your spouse.  (If a spouse is removed, you can name a new beneficiary to receive the Death Benefit.)

7.               If a spouse is removed and is no longer a covered person, the LPA Eligibility Date and the Age Based Percentage are still based on the younger of you or your (now removed) spouse.

8.               If a spouse is removed and is no longer a covered person, the Spousal Factor of 90% will continue to apply to your LPA calculation.

9.               If your spouse is 10 or more years younger than you, the Spousal GLWB Rider may not be suitable for you.

The addition of a GLWB Rider to your annuity contract may not be right for you.  For example: (i) if you are purchasing the GLWB to meet income needs, you should consider whether an immediate annuity is better suited to your situation; (ii) if you do not expect to take withdrawals while this Rider is in effect, you do not need a GLWB Rider because the benefit is accessed through withdrawals; or (iii) if you are likely to need to take withdrawals prior to your LPA Eligibility Date or in an amount that is greater than the LPA or RMD for this contract only, you should carefully evaluate whether a GLWB Rider is appropriate, due to the negative effect of Nonguaranteed Withdrawals on your Benefit Base.  You should consult with your tax and financial advisors and carefully consider your alternatives before deciding if a GLWB Rider is suitable for your needs.

Examples

Please see Appendix C for hypothetical examples that illustrate how the GLWB Riders work.

Part 7 - Voting Rights

How Fund Shares Are Voted

National Integrity is the legal owner of the Fund shares held by the Separate Account.  As a shareholder, we have the right to vote on certain matters with respect to the Funds.  Among other things, we may vote to elect the Fund’s Board of Directors, to ratify the selection of independent auditors, and on any other matters described in a current prospectus or statement of additional information for each Fund, or any matter requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we will give you the opportunity to tell us how to vote the number of shares attributable to the Units in your contract.  We will send you proxy materials and a form for giving us voting instructions.

If we do not receive instructions in time from all contract owners, we will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.  As a result of this proportional voting, the vote of a small number of contract owners may determine the outcome of a proposal.  We may vote any shares that we are entitled to vote directly, because of amounts we have accumulated in our Separate Account, as we deem appropriate.  If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares in our own right or to restrict contract owner voting, we may do so.

Fund shares are sold to investors other than us.  Therefore, the shares voted by all shareholders will dilute the effect of voting instructions received by us from our contract owners.

How We Determine Your Voting Shares

You vote only on matters concerning the Funds that correspond to the Subaccounts in which you are invested on the record date set by the Trust.  We determine the number of shares you vote by dividing your Account Value in each Subaccount by the total value of assets in the Subaccount multiplied by the number of shares in the Subaccount.

Part 8 - Tax Aspects of the Contract

Tax Status of the Contract

This contract is only available as a traditional IRA, Roth IRA, or SEP IRA.  If you were able to purchase this contract as other than an IRA, the contract would not satisfy the diversification requirements under federal tax law to be treated as an annuity contract for federal income tax purposes, and you would be currently taxed on your investment and gain.

Variable annuity contracts (other than certain pension and qualified retirement plan contracts, including IRAs) are generally not treated as annuities for federal income tax purposes, and thus lose their tax-deferred character, if they do not satisfy certain diversification requirements set forth in Section 817(h) of the Tax Code.  Investing in the ETF shares that are “publicly available,” i.e., that can be purchased directly without purchasing a variable annuity or life insurance contract, is incompatible with these requirements.  Accordingly, standing alone, the contract would not be treated as an annuity contract for federal income tax purposes.  However, we believe that an individual purchasing a contract as an IRA will not be taxed currently on the investment and gain.

Contracts that qualify as IRAs are not subject to restrictions against investing in publicly available investments if the contracts meet certain requirements set forth by the IRS.  We believe this contract will meet those requirements, although there is no guarantee that this will be the case.  If this contract is not maintained as an IRA, the taxes on the premiums and any gain will not be deferred (or for a Roth IRA, taxes on the gain will not be free from federal income tax) and the tax treatment will be uncertain.

Types of IRAs

Traditional IRAs

Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an IRA.  An IRA can be in the form of a trust or custodial account or an annuity.  An individual may make annual contributions to an IRA of up to the lesser of the limit specified in the Tax Code ($5,000 for 2010) or 100% of compensation includible in the individual’s gross income.  For an individual age 50 or older, the limit is increased by $1,000.  The premiums may be deductible in whole or in part, depending on the individual’s income and whether the individual or spouse participates in an employer sponsored retirement plan.  Distributions from another IRA or certain eligible employer plans may be transferred or “rolled over” into an IRA on a tax-deferred basis without regard to these limits.  Amounts in the IRA are taxed when distributed from the IRA at ordinary income tax rates.  A 10% penalty tax (discussed below) generally applies to distributions made before age 59½, subject to certain exceptions.  IRAs have minimum distribution rules (also discussed below) that govern the timing and amount of required distributions from traditional IRAs.

SEP IRAs

Section 408 of the Tax Code permits SEP IRAs, which are a type of IRAs that allows employers to contribute to IRAs on behalf of their employees.  Employer premiums made to an employee’s SEP IRA cannot exceed the lesser of (1) 25% of the employee’s compensation, and (2) a limit specified in the Tax Code ($49,000 for 2010).  Distributions from SEP IRAs are subject to the same restrictions and rules that apply to IRA distributions.

Roth IRAs

Section 408A of the Tax Code permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  Only individuals with income below certain amounts specified in the Tax Code may contribute to a Roth IRA.  An eligible individual may make annual contributions to a Roth IRA of up to the lesser of the limit specified in the Tax Code ($5,000 for 2010) or 100% of compensation includible in the individual’s gross income.  For an individual age 50 or older, the limit is increased by $1,000.  A rollover from, or conversion of, an IRA to a Roth IRA is generally subject to tax on the full amount rolled over or converted.

You should consult a tax advisor before converting amounts to a Roth IRA or combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed premiums to the Roth IRA, income tax and a 10% penalty tax (discussed below) may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions), or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

Rollovers and Transfers

In many circumstances you may move money tax-free from one IRA to another IRA or from certain other qualified plans, such as a 401(k) plan or 403(b) tax sheltered annuity, to an IRA by means of a direct rollover or a transfer.  You may roll over, directly or indirectly, any eligible rollover distribution.  An eligible rollover distribution is defined generally as any distribution of all or part of the balance from a qualified plan, except you cannot roll over the following taxable distributions from another plan:

•                  any distribution that is part of a series of substantially equal payments made over your life expectancy;

•                  any distribution made for a specified period of 10 years or more;

•                  any distribution that is an RMD; or

•                  any hardship distribution.

Also, you cannot roll over from a SIMPLE IRA during the first two years of participation in the SIMPLE IRA and you cannot roll over after-tax contribution that is included in the other plans.

Tax laws are complex and your individual situation is unique.  You should always consult a tax advisor before you move or attempt to move assets between any IRA or qualified plan and another qualified contract or plan.

Early Distributions

Premature distributions are subject to an additional penalty tax equal to 10% of the amount of any payment from your IRA that is includible in your income.  This penalty is in addition to ordinary income tax.  Amounts paid from your IRA before you reach 59½ are considered premature distributions unless:

1.               the distribution is paid due to your death or disability;

2.               the distribution is the result of an Internal Revenue Service levy on the IRA;

3.               the distributions do not exceed your deductible medical expenses;

4.               you have received unemployment compensation under a federal or state program for at least 12 consecutive weeks and the distributions do not exceed the amount paid for health insurance coverage for yourself, your spouse and your dependents;

5.               a tax free rollover of the distribution is made;

6.               the distribution is part of a series of level periodic payments made over your life expectancy or joint life expectancy of you and your beneficiary;

7.               the distribution is used to cover certain qualified education expenses; or

8.               the distribution is used to cover qualified first-time home purchase expense (up to a lifetime maximum of $10,000).

Required Minimum Distributions (RMD)

For traditional and SEP IRAs, RMDs generally must commence no later than April 1 of the calendar year following the calendar year in which the owner reaches age 70½ .  The amount of the RMD is based on the prior year-end fair market value of your contract.

If your contract provides an additional benefit, such as the optional GLWB Rider, the fair market value of your contract may increase by the actuarial present value of the benefit.  Therefore, the amount of the RMD you must take may increase.

If you have more than one IRA, the distributions required by the Tax Code for all IRAs in the aggregate may be met by taking distributions from one or more of your IRAs.  Please note, however, that only the RMD as defined in the glossary (for this contract only one time each Contract Year) is protected from a withdrawal charge (see Part 5, section titled “Free Withdrawal Amount”) and from being a Nonguaranteed Withdrawal if you have a GLWB Rider (See Part 6, section titled “Withdrawal Protection for Required Minimum Distributions.)

Failure to comply with the RMD rules applicable to qualified contracts may result in the imposition of an excise tax.  This excise tax generally equals 50% of the amount by which an RMD exceeds the actual distribution from the contract.

Roth IRAs do not require distributions at any time prior to the owner’s death.

Inherited IRAs

The death benefit paid under this contract may be extended by the beneficiary as an inherited IRA.  (However, the contract cannot be initially issued as an inherited IRA.)  This occurs if, after the death of the owner, the owner’s beneficiary directs that the death proceeds be titled as an inherited IRA.  See Part 5, section titled “Death Benefit.”  The owner’s beneficiary of the original IRA contract will become the inherited IRA owner and may name his or her own beneficiary in the event of death.

The inherited IRA owner may invest in the Subaccounts then available under the contract.  Separate account charges will continue to apply.  The inherited IRA owner must take RMDs beginning on or before December 31 of the calendar year after the original owner’s death.  If the beneficiary is a spouse and has elected this option, distributions may begin at the end of the calendar year in which the owner would have reached age 70½, if later.

If the original owner dies before the Required Beginning Date, the inherited IRA owner must take RMD over his or her life expectancy as defined by the Tax Code.  If the owner dies after the Required Beginning Date, the inherited IRA owner may choose the longer of his or her life expectancy or the deceased owner’s life expectancy, both as defined by the Tax Code.  (For Roth IRAs, the owner is presumed to have died before the Required Beginning Date.)

The following chart summarizes the date when RMDs must begin and the life used to measure the RMDs:

Death of owner	Spouse*	Nonspouse
Before Required Beginning Date	Distributions must begin by the later of (i) 12/31 of year after the calendar year of owner’s death, or (ii) 12/31 of the year when the deceased owner would have reached age 70½.	Distributions must begin by 12/31 of year after the calendar year of owner’s death

	RMD based on beneficiary life expectancy.	RMD based on beneficiary life expectancy.

After Required Beginning Date (Traditional and SEP IRAs only)	Distributions must begin by 12/31 of year after the calendar year of owner’s death	Distributions must begin by 12/31 of year after the calendar year of owner’s death

	RMD may be based on longer of the owner’s or beneficiary’s life expectancy.	RMD may be based on longer of the owner’s or beneficiary’s life expectancy.

* Under current federal law, spouse means opposite-sex spouse only.

The following restrictions apply to the inherited IRA contract: (i) the inherited IRA owner may not add premium to the contract; (ii) the Death Benefit available to the beneficiary of the inherited IRA owner is the Account Value on the Death Benefit Date after the death of the inherited IRA owner; (iii) the beneficiary of the inherited IRA owner will be required to receive the remaining Account Value either in a lump sum, over 5 years or over the life expectancy of the inherited IRA owner as determined by the Tax Code.

A tax penalty applies if the inherited IRA owner fails to take the RMD.  The tax penalty equals 50% of the excess of the RMD over the amount actually withdrawn from the inherited IRA during the calendar year.

For more information on inherited IRAs, see Part IRS Publication 590.  Seek independent tax advice.

Federal and State Income Tax Withholding

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

Certain states have indicated that pension and annuity withholding will apply to payments made to their residents.  Generally, an election out of federal withholding will also be considered an election out of state withholding.  For more information concerning a particular state, call our Administrative Office listed in the Glossary.

Tax Status of the Company

Under existing federal income tax laws, we do not pay tax on investment income and realized capital gains of the Separate Account.  We do not anticipate that we will incur any federal income tax liability on the income and gains earned by the Separate Account.  The Company, therefore, does not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.  We can also set up reserves for taxes.  We receive a tax deduction for dividends paid by the Funds.

Transfers among Subaccounts

There will not be any current tax liability if you transfer any part of the Account Value among the

Subaccounts of your contract.

Seek Tax Advice

National Integrity does not act as your tax or legal advisor.  This discussion of the federal income tax treatment of the contract is not designed to cover all situations and is not intended to be tax advice.  It is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts.  The IRS or the courts may change their views on the treatment of these contracts.  Future legislation may have a negative effect on annuity contracts or IRAs.  Also, we have not attempted to consider any applicable state or other tax laws.

Because of the complexity of the tax laws and the fact that tax results will vary according to the particular circumstances, anyone considering buying a contract, selecting an Annuity Option under the contract, or receiving annuity payments under a contract should consult a qualified tax advisor.

You should carefully consider the advantages and disadvantages of owning a variable annuity as an IRA or tax-qualified plan, as well as the costs and benefits of the contract (including the death benefits, income benefits and other non-tax-related benefits), before you purchase the contract as an IRA.

This contract includes an enhanced death benefit and offers an optional living benefit.  The IRS requires an actuarial present value of enhanced benefits to be added to the Account Value for purposes of calculating the fair market value of the annuity and determining the RMD.

The IRS has not reviewed the contract for qualification as an IRA and we make no guarantees that the contract will so qualify.  National Integrity does not guarantee the tax status, federal, state, or local, of any contract or any transaction involving the contracts.

Part 9 — Additional Information

Systematic Withdrawal Program

We offer a program that allows you to pre-authorize periodic withdrawals from your contract prior to your Annuity Date.  You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is to be made.  If you do not select how often you want to receive withdrawals, we will make them on a monthly basis.  You may specify a dollar amount or an annual percentage to be withdrawn, such as the Free Withdrawal Amount.  The minimum Systematic Withdrawal is $100.  If you do not have enough Account Value to make the withdrawal you have specified, no withdrawal will be made and your enrollment in the program will end.  You may specify an account for direct deposit of your Systematic Withdrawals.  Direct deposit is required for monthly withdrawals.  Withdrawals under this program are subject to withdrawal charges, if any (see Part 4, section titled “Withdrawal Charge”) and to income tax and a 10% tax penalty if you are under age 59½.  See Part 8.

To enroll in our Systematic Withdrawal Program, send the appropriate form to our Administrative Office.  You may terminate your participation in the program upon prior written notice.  We may terminate or change the Systematic Withdrawal Program at any time.

Income Plus Withdrawal Program

We offer an Income Plus Withdrawal Program that allows you to pre-authorize substantially equal periodic withdrawals, based on your life expectancy as defined by the Tax Code, from your contract anytime before you reach age 59½.  You will not have to pay a tax penalty for these withdrawals, but they will be subject to ordinary income tax.  See Part 8.  Once you begin receiving your withdrawals under this program, you should not change or stop the withdrawals until the later of:

•                       the date you reach age 59½; and

•                       five years from the date of the first withdrawal under the program.

If you change or stop the withdrawals or take an additional withdrawal, you may have to pay a 10% penalty tax that would have been due on all prior withdrawals made under the Income Plus Withdrawal Program before you reached the date described above, plus interest.

You may choose to have withdrawals made monthly, quarterly, semi-annually or annually and may specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made.  You may specify an account for direct deposit of your withdrawals.  Direct deposit is required for monthly withdrawals.  We will calculate the amount of the withdrawal, subject to a $100 minimum.  We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct.  You should consult with your tax advisor to ensure these withdrawals are appropriate to your situation.

If on any withdrawal date you do not have enough Account Value to make the withdrawals you specified, no withdrawal will be made and your enrollment in the program will end.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office.  You may end your participation in the program upon prior written notice.  We may terminate or change the Income Plus Withdrawal Program at any time.  This program is not available in connection with the Systematic Withdrawal Program.  Withdrawals under this program are subject to a withdrawal charge, if any.  See Part 4, section titled “Withdrawal Charge”.

This program is not available with a GLWB Rider.  See Part 6.

Choices Plus Required Minimum Distribution (RMD) Program

We offer a Choices Plus RMD Program that allows you to pre-authorize withdrawals from your IRA after you attain age 70½.  The Tax Code requires that you take minimum distributions beginning on or before April 1st of the calendar year following the calendar year in which you turn 70½ years old.  These withdrawals are subject to ordinary income tax.  See Part 8.

You can choose the Choices Plus RMD Program at any time if you are age 70½ or older by sending the election form to our Administrative Office.  You can choose to have withdrawals made monthly, quarterly, semi-annually, or annually and can specify the day of the month (other than the 29th, 30th, or 31st) on which the withdrawal is made.  You may specify an account for direct deposit of your withdrawals.  Direct deposit is required for monthly withdrawals.  As a convenience, we will calculate the amount of the withdrawals.  We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct.  You should consult with your tax advisor to ensure these withdrawals are appropriate to your situation.

Withdrawals of Account Value that are made as part of the Choices Plus program are not subject to a withdrawal charge, as long as you do not take additional withdrawals.  You may end your participation in the program upon prior written notice.  We may terminate or change the Choices Plus RMD Program at any time.

This program is not available with a GLWB Rider.  See Part 6, section titled “Withdrawal Protection for Required Minimum Distributions.”

Systematic Transfer Program

We offer a Systematic Transfer Program where we accept new premiums into a Systematic Transfer Option (STO), which is a Fixed Account, and make transfers out of the STO to one or more Subaccounts on a monthly or quarterly basis.  We will transfer your STO premiums in approximately equal installments of at least $1,000 monthly over a six-month or monthly or quarterly over a one-year period, depending on the options you select.  You can only invest in either the six-month or one-year STO at any one time, but not both.  If you do not have enough Account Value in the STO to transfer to each Subaccount specified, a final transfer will be made on a pro rata basis and your enrollment in the program will end.  All interest accrued and any Account Value remaining in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of that period on a pro rata basis to the Subaccounts you chose for this program.  You cannot transfer Account Value into the STO.

Transfers made under our Systematic Transfer Program do not trigger a 60-day waiting period.  See Part 4, section titled “Allocations and Transfers.”

To enroll in our Systematic Transfer Program, send the appropriate form to our Administrative Office.  We can end the Systematic Transfer Program in whole or in part, or restrict premiums to the program.

This program is available with a GLWB Rider only for the initial premium we received on the Contract Date.  See Part 6.

Customized Asset Rebalancing Program

Asset rebalancing allows you to maintain a diversified investment mix that is appropriate for your goals and risk tolerance.  Because your different Subaccounts will experience different gains and losses at different times, your asset allocation may shift from your preferred mix.  Asset rebalancing periodically resets your investments to your original allocations, ensuring that your asset mix stays in line with your investment strategy.

We offer a Customized Asset Rebalancing Program that allows you to have your investments rebalanced to your allocation percentages periodically.  You can choose to rebalance quarterly, semi-annually or annually.

The Account Value in the currently available Subaccounts will automatically be rebalanced back to your allocation percentages by selling all existing Units subject to rebalancing and repurchasing Units according to your allocation.  You will receive a confirmation notice after each rebalancing.  Subaccounts that are closed to new purchases, and the Fixed Account, are not included in the Customized Asset Rebalancing Program.

Transfers under our Customized Asset Rebalancing Program do not trigger a 60-day waiting period.  See Part 4, section titled “Allocations and Transfers.”

To enroll in our Customized Asset Rebalancing Program, send the appropriate form to our Administrative Office.  You may terminate your participation in the program upon prior written notice.  We may end or change the Customized Asset Rebalancing Program at any time.  We recommend you consult with your financial professional when establishing your allocation.

This program is not available with a GLWB Rider because quarterly rebalancing is required.  See Part 6.

Legal Proceedings

National Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business.  None of these matters is expected to have a material adverse effect on National Integrity.

If you would like to receive a copy of the Statement of Additional Information, please write:

Administrative Office

National Integrity Life Insurance Company

15 Matthews Street #200

Goshen, New York 10924

ATTN: Request for SAI of VAROOM II

Appendix A

Financial Information for Separate Account I of National Integrity

The table below shows the following data for the Subaccounts currently offered:  Unit Value at inception; the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

Subaccount	Value at Inception

iShares Barclays Aggregate Bond Fund (3710E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares Barclays Aggregate Bond Fund — GLWB Investment Strategy 1 (3710E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares Barclays Aggregate Bond Fund — GLWB Investment Strategy 2 (3710E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares Barclays Intermediate Credit Bond Fund (3711E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares Barclays Intermediate Credit Bond Fund — GLWB Investment Strategy 1 (3711E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares Barclays Intermediate Credit Bond Fund — GLWB Investment Strategy 2 (3711E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares Barclays TIPS Bond Fund (3712E04)

Subaccount	Value at Inception
Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares Barclays TIPS Bond Fund — GLWB Investment Strategy 1 (3712E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares Barclays TIPS Bond Fund — GLWB Investment Strategy 2 (3712E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares iBoxx $ High Yield Corporate Bond Fund (3713E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares iBoxx $ High Yield Corporate Bond Fund — GLWB Investment Strategy 1 (3713E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares iBoxx $ High Yield Corporate Bond Fund — GLWB Investment Strategy 2 (3713E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P 500 Growth Index Fund (3714E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P 500 Growth Index Fund — GLWB Investment Strategy 1 (3714E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Subaccount	Value at Inception
iShares S&P 500 Growth Index Fund — GLWB Investment Strategy 2 (3714E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P 500 Index Fund (3715E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P 500 Index Fund — GLWB Investment Strategy 1 (3715E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P 500 Index Fund — GLWB Investment Strategy 2 (3715E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P 500 Value Index Fund (3716E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P 500 Value Index Fund — GLWB Investment Strategy 1 (3716E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P 500 Value Index Fund — GLWB Investment Strategy 2 (3716E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P MidCap 400 Index Fund (3717E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Subaccount	Value at Inception

iShares S&P MidCap 400 Index Fund — GLWB Investment Strategy 1 (3717E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P MidCap 400 Index Fund — GLWB Investment Strategy 2 (3717E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P SmallCap 600 Index Fund (3718E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P SmallCap 600 Index Fund — GLWB Investment Strategy 1 (3718E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P SmallCap 600 Index Fund — GLWB Investment Strategy 2 (3718E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P/Citigroup International Treasury Bond Fund (3719E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P/Citigroup International Treasury Bond Fund — GLWB Investment Strategy 1 (3719E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

iShares S&P/Citigroup International Treasury Bond Fund — GLWB Investment Strategy 2 (3719E06)

Subaccount	Value at Inception
Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Dividend Appreciation Index Fund, ETF Shares (3720E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Dividend Appreciation Index Fund, ETF Shares — GLWB Investment Strategy 1 (3720E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Dividend Appreciation Index Fund, ETF Shares — GLWB Investment Strategy 2 (3720E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Emerging Markets Stock Index Fund, ETF Shares (3721E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Emerging Markets Stock Index Fund, ETF Shares — GLWB Investment Strategy 1 (3721E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Emerging Markets Stock Index Fund, ETF Shares — GLWB Investment Strategy 2 (3721E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Intermediate-Term Corporate Bond Index Fund, ETF Shares (3723E04) Unit value at beginning of period	$25.00
Unit value at end of period

Subaccount	Value at Inception
Units outstanding at end of period

Vanguard Intermediate-Term Corporate Bond Index Fund, ETF Shares — GLWB Investment Strategy 1 (3723E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Intermediate-Term Corporate Bond Index Fund, ETF Shares — GLWB Investment Strategy 2 (3723E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Large-Cap Index Fund, ETF Shares (3724E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Large-Cap Index Fund, ETF Shares — GLWB Investment Strategy 1 (3724E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Large-Cap Index Fund, ETF Shares — GLWB Investment Strategy 2 (3724E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Mega Cap 300 Index Fund, ETF Shares (3725E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Mega Cap 300 Index Fund, ETF Shares — GLWB Investment Strategy 1 (3725E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Mega Cap 300 Index Fund, ETF Shares — GLWB Investment Strategy 2 (3725E06)

Subaccount	Value at Inception
Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard REIT Index Fund, ETF Shares (3726E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard REIT Index Fund, ETF Shares — GLWB Investment Strategy 1 (3726E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard REIT Index Fund, ETF Shares — GLWB Investment Strategy 2 (3726E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Tax-Managed International Fund, MSCI EAFE ETF Shares (3722E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Tax-Managed International Fund, MSCI EAFE ETF Shares — GLWB Investment Strategy 1 (3722E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Tax-Managed International Fund, MSCI EAFE ETF Shares — GLWB Investment Strategy 2 (3722E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Total Bond Market Index Fund, ETF Shares (3727E04) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Subaccount	Value at Inception

Vanguard Total Bond Market Index Fund, ETF Shares — GLWB Investment Strategy 1 (3727E05) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Total Bond Market Index Fund, ETF Shares — GLWB Investment Strategy 2 (3727E06) Unit value at beginning of period	$25.00
Unit value at end of period Units outstanding at end of period

Vanguard Variable Insurance Fund Money Market Portfolio (3728E04) Unit value at beginning of period	$10.00
Unit value at end of period Units outstanding at end of period

Vanguard Variable Insurance Fund Money Market Portfolio — GLWB Investment Strategy 1 (3728E05) Unit value at beginning of period	$10.00
Unit value at end of period Units outstanding at end of period

Vanguard Variable Insurance Fund Money Market Portfolio — GLWB Investment Strategy 2 (3728E06) Unit value at beginning of period	$10.00
Unit value at end of period Units outstanding at end of period

Appendix B — Withdrawal Charge Examples

We allow two ways for you to request withdrawals.  In the first method, you receive the amount requested, and any withdrawal charge is taken from the Account Value.  This reduces your Account Value by the amount of the withdrawal charge in addition to the amount you requested.  This is the method used unless you request otherwise or unless you have elected one of the GLWB Riders.  In the second method, you receive less than you requested if a withdrawal charge applies because the Account Value is reduced by the amount of the requested withdrawal and any withdrawal charge is taken from that amount.

For both methods, withdrawals are attributed to amounts in the following order:

1.               any Free Withdrawal Amount (except in the case of a surrender);

2.               premiums that are no longer subject to a withdrawal charge and have not yet been withdrawn (premiums are withdrawn from oldest to youngest);

3.               premiums subject to a withdrawal charge that have not yet been withdrawn (premiums are withdrawn from oldest to youngest);

4.               any gain, interest or other amount that is not considered a premium

Example

Assume one premium is paid, no previous withdrawals have been taken, and the Account Value at the time of the withdrawal is higher than the Account Value on the most recent Contract Anniversary:

Premium:	$50,000
Account Value before withdrawal:	$60,000
Requested withdrawal:	$16,000
Withdrawal Charge percentage applicable to the premium:	6%

Using the First Method

The Free Withdrawal Amount is calculated as:

$6,000 = $60,000 (Account Value on the date of the withdrawal) x 10% (free withdrawal percentage) - $0 (previous partial withdrawals during the current Contract Year).

After first applying the withdrawal to the Free Withdrawal Amount, the amount of the withdrawal still to be applied is:

$10,000 = $16,000 (requested withdrawal) - $6,000 (Free Withdrawal Amount).

There are no premiums that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the premium subject to a withdrawal charge.  The withdrawal charge for this method is calculated as:

$638.30 = $10,000 (portion of the withdrawal still to be attributed) x 6% (withdrawal charge percentage) / (1 — 6%) (one minus the withdrawal charge percentage).

Using this method, you will receive $16,000; however, the total Account Value withdrawn is:

$16,638.30 = $16,000 (requested withdrawal) + $638.30 (withdrawal charge).

The amount of premium still subject to a withdrawal charge is:

$39,361.70 = $50,000 (premium) - $10,638.30 (portion of withdrawal attributed to premium including the withdrawal charge).

Note, the withdrawal charge does not just apply to the premium withdrawn ($10,000 x 6%).  It also applies to the withdrawal charge itself indicated by the (1- 6%) factor in the withdrawal charge formula.

Using the Second Method

The Free Withdrawal Amount is calculated as:

$6,000 = $60,000 (Account Value on the date of the withdrawal) x 10% (free withdrawal percentage) - $0 (previous partial withdrawals during the current Contract Year).

After first applying the withdrawal to the Free Withdrawal Amount, the amount of the withdrawal still to be attributed is:

$10,000 = $16,000 (requested withdrawal) - $6,000 (Free Withdrawal Amount).

There are no premiums that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the premium subject to a withdrawal charge.  The withdrawal charge for this method is calculated as:

$600 = $10,000 (portion of the withdrawal still to be attributed) x 6% (withdrawal charge percentage).

Using this method, the total Account Value withdrawn is $16,000; however, you will receive:

$15,400 = $16,000 (requested withdrawal) - $600 (withdrawal charge).

The amount of premium still subject to a withdrawal charge is:

$40,000 = $50,000 (premium) - $10,000 (portion of withdrawal attributed to premium including the withdrawal charge).

Note the second method will produce the same withdrawal charge as the first method if the requested withdrawal under the second method is the same as the total Account Value withdrawn in the first method.  For example, a requested withdrawal of $16,638.30 using the second method produces the same $638.30 withdrawal charge as shown in the first method above.

This example is for illustrative purposes only and does not predict results.

Appendix C

Illustrations of Guaranteed Lifetime Withdrawal Benefit

The following examples demonstrate how the GLWB Riders work, based on the stated assumptions.  These examples are for illustration only, and do not predict future investment results.

Example #1

This example illustrates the Individual GLWB Rider where withdrawals equal to the Lifetime Payout Amount (LPA) as well as a Nonguaranteed Withdrawal has been taken, additional premiums have been added and increases to the Withdrawal Percentage and step-ups have been applied.  It also illustrates payments for the life of  the covered person even though the Account Value has been reduced to zero.  Rounding of amounts less than $1.00 is used in this example.

Assumptions:

•         The Contract Date is June 27.

•         The Owner’s age on Contract Date is 60 years.

•         The Initial premium was $100,000; additional premiums of $10,000 were paid in calendar years 2 and 10.

•         A Nonguaranteed Withdrawal equal to $776 is taken in calendar year 14.

•         Withdrawals equal to LPA are taken in calendar years 6-13, and calendar years 15+.

•         No withdrawals are taken that would result in withdrawal charges under the contract.

•         The RMD is not higher than the LPA in any calendar year.

•         The Rider remains in effect during the period covered in this example.

	As of January 1 (A)					As of February 10 (B)			As of June 27 (C)				As of October 8 (D)
Calendar Year	Covered Person’s Age	Withdrawal Percentage		Benefit Base	LPA	Additional Premium		Benefit Base after Additional Premium	Hypothetical Account Value (E)		Benefit Base after Step-Up		Hypothetical Account Value (E)	Annual Withdrawal		Adjusted Non- Guaranteed Withdrawal	Benefit Base After Withdrawal

1 (F)									$100,000	(F)	$100,000	(F)	$99,625	$0		$0	$100,000
2	61	4.050	%(G)	$100,000	$4,050	$10,000	(H)	$110,000	$112,614		$112,614	(I)	$112,485	$0		$0	$112,614
3	62	4.150	%(J)	$112,614	$4,673	$0		$112,614	$116,985		$116,985		$117,755	$0		$0	$116,985
4	63	4.250	%(J)	$116,985	$4,972	$0		$116,985	$121,300		$121,300		$122,188	$0		$0	$121,300
5	64	4.350	%(J)	$121,300	$5,277	$0		$121,300	$119,745		$121,300		$120,719	$0		$0	$121,300
6	65	4.950	%(K)	$121,300	$6,004	$0		$121,300	$120,719		$121,300		$120,123	$6,004		$0	$121,300
7	66	4.950%		$121,300	$6,004	$0		$121,300	$109,554		$121,300		$110,171	$6,004		$0	$121,300
8	67	4.950%		$121,300	$6,004	$0		$121,300	$106,250		$121,300		$105,343	$6,004		$0	$121,300
9	68	4.950%		$121,300	$6,004	$0		$121,300	$99,338	(L)	$121,300		$99,982	$6,004	(L)	$0	$121,300
10	69	4.950%		$121,300	$6,004	$10,000	(L)	$121,300	$102,098	(L)	$121,300		$102,181	$6,004		$0	$121,300
11	70	4.950%		$121,300	$6,004	$0		$121,300	$97,138		$121,300		$97,727	$6,004		$0	$121,300
12	71	4.950%		$121,300	$6,004	$0		$121,300	$88,053		$121,300		$88,553	$6,004		$0	$121,300
13	72	4.950%		$121,300	$6,004	$0		$121,300	$84,200		$121,300		$83,647	$6,004		$0	$121,300

	As of January 1 (A)				As of February 10 (B)		As of June 27 (C)		As of October 8 (D)
Calendar Year	Covered Person’s Age	Withdrawal Percentage	Benefit Base	LPA	Additional Premium	Benefit Base after Additional Premium	Hypothetical Account Value (E)	Benefit Base after Step-Up	Hypothetical Account Value (E)	Annual Withdrawal		Adjusted Non- Guaranteed Withdrawal		Benefit Base After Withdrawal

14	73	4.950%	$121,300	$6,004	$0	$121,300	$78,419	$121,300	$78,981	$6,780	(M)	$1,290	(M)	$120,010	(M)
15	74	4.950%	$120,010	$5,940	$0	$120,010	$72,923	$120,010	$73,461	$5,940		$0		$120,010
16	75	4.950%	$120,010	$5,940	$0	$120,010	$70,221	$120,010	$70,531	$5,940		$0		$120,010
17	76	4.950%	$120,010	$5,940	$0	$120,010	$65,236	$120,010	$65,375	$5,940		$0		$120,010
18	77	4.950%	$120,010	$5,940	$0	$120,010	$58,246	$120,010	$58,752	$5,940		$0		$120,010
19	78	4.950%	$120,010	$5,940	$0	$120,010	$50,171	$120,010	$49,888	$5,940		$0		$120,010
20	79	4.950%	$120,010	$5,940	$0	$120,010	$45,705	$120,010	$45,702	$5,940		$0		$120,010
21	80	4.950%	$120,010	$5,940	$0	$120,010	$39,364	$120,010	$38,972	$5,940		$0		$120,010
22	81	4.950%	$120,010	$5,940	$0	$120,010	$34,022	$120,010	$34,012	$5,940		$0		$120,010
23	82	4.950%	$120,010	$5,940	$0	$120,010	$28,914	$120,010	$29,175	$5,940		$0		$120,010
24	83	4.950%	$120,010	$5,940	$0	$120,010	$22,305	$120,010	$22,391	$5,940		$0		$120,010
25	84	4.950%	$120,010	$5,940	$0	$120,010	$15,628	$120,010	$15,559	$5,940		$0		$120,010
26	85	4.950%	$120,010	$5,940	$0	$120,010	$9,330	$120,010	$9,298	$5,940		$0		$120,010
27	86	4.950%	$120,010	$5,940	$0	$120,010	$3,525	$120,010	$3,554	$5,940	(N)	$0		$120,010
28	87	4.950%	$120,010	$5,940	$0	$120,010	$0	$120,010	$0	$5,940		$0		$120,010
29	88	4.950%	$120,010	$5,940	$0	$120,010	$0	$120,010	$0	$5,940		$0		$120,010
30	89	4.950%	$120,010	$5,940	$0	$120,010	$0	$120,010	$0	$5,940		$0		$120,010
31+	90	4.950%	$120,010	$5,940	$0	$120,010	$0	$120,010	$0	$5,940		$0		$120,010

(A)	The covered person’s age for each year is as of January 1. Also, on each January 1, the LPA is equal to the applicable Withdrawal Percentage multiplied by the Benefit Base.

(B)

In any year that an additional premium is added, it is assumed to be added on February 10. For purposes of this example, we selected February 10th as the assumed date of additional premium payments. Since premiums may be paid throughout the year, we hoped to accurately demonstrate the effect on the contract values by using a random date other than the Contract Anniversary and January 1st, which are the two key dates in the GLWB Rider calculations.

(C)	Any step-up is applied on the Contract Anniversary, which is June 27 of each year.

(D)

Any withdrawal is assumed to occur one time per year on October 8. For purposes of this example, we selected October 8th as the assumed date of withdrawals. Since withdrawals may be made throughout the year, we hoped to accurately demonstrate the effect on the contract values by using a random date other than the Contract Anniversary and January 1st, which are the two key dates in the GLWB Rider calculations.

(E)	The hypothetical Account Value on the Contract Anniversary and on the date of the withdrawal includes deduction of all separate account charges and is before any withdrawal.

(F)

The first calendar year begins on June 27, the Contract Date. On this day, the Benefit Base ($100,000) is set equal to the initial premium ($100,000). The Withdrawal Percentage (4.00%) is equal to the Age Based Percentage (4.00%) plus the cumulative Deferral Percentage (0%) plus the First Year Deferral Percentage (0%).

Since the covered person is at least age 60 on the date the Rider is issued, the LPA is available.  It is calculated as the Withdrawal Percentage multiplied by the Benefit Base:

•     4.0% (Withdrawal Percentage) x $100,000 (Benefit Base) = $4,000 (LPA).

Since this is the first calendar year, the LPA is multiplied by a pro rata portion of the calendar year that remains.  The pro rata factor is the number of days remaining in the calendar year divided by the total number of days in the calendar year:

•     187 (Days remaining in calendar year) / 365 (Total days in calendar year assuming a non-leap year) x $4,000 (LPA) = $2,049 (1st Year LPA).

(G)        Since no withdrawal was taken in calendar year 1 and since the Contract Date was June 27, the First Year Deferral Percentage is determined as 0.050%.  The Withdrawal Percentage (4.050%) is equal to the Age Based Percentage (4.00%) plus the cumulative Deferral Percentage (0%) plus the First Year Deferral Percentage (0.050%).

The LPA is determined as the Withdrawal Percentage multiplied by the Benefit Base:

•     4.050% (Withdrawal Percentage) x $100,000 (Benefit Base) = $4,050 (LPA).

(H)       An addition premium of $10,000 is made during calendar year 2.  Since this premium is during the first contract year, the Benefit Base is increased by the amount of the premium.

•     $100,000 (Benefit Base) + $10,000 (additional premium amount) = $110,000 Benefit Base after the additional premium.

(I)            In calendar year 2, the Benefit Base increases to $112,614 because the hypothetical Account Value on the Contract Anniversary ($112,614) is larger than the Benefit Base ($110,000).  In calendar years 3 and 4, the Benefit Base again increases to the Account Value, because the Account Value on the Contract Anniversary is larger than the Benefit Base.  In calendar years 5 and later, the Benefit Base is always larger than the Account Value on the Contract Anniversary, and thus is not stepped up.

(J)           Since no withdrawal was taken in calendar year 2, the cumulative Deferral Percentage is increased by 0.10%.  The Withdrawal Percentage (4.150%) in calendar year 3 is equal to the Age Based Percentage (4.00%) plus the cumulative Deferral Percentage (0.10%) plus the First Year Deferral Percentage (0.050%).

The LPA is determined as the Withdrawal Percentage multiplied by the Benefit Base:

•     4.150% (Withdrawal Percentage) x $112,614 (Benefit Base) = $4,673 (LPA).

Since no withdrawal was taken in calendar year 3, the cumulative Deferral Percentage is again increased by 0.10%.  The Withdrawal Percentage (4.250%) in calendar year 4 is equal to the Age Based Percentage (4.00%) plus the cumulative Deferral Percentage (0.20%) plus the First Year Deferral Percentage (0.050%).

The LPA is determined as the Withdrawal Percentage multiplied by the Benefit Base:

•     4.250% (Withdrawal Percentage) x $116,985 (Benefit Base) = $4,972 (LPA).

Since no withdrawal was taken in calendar year 4, the cumulative Deferral Percentage is again increased by 0.10%.  The Withdrawal Percentage (4.350%) in calendar year 5 is equal to the Age Based Percentage (4.00%) plus the cumulative Deferral Percentage (0.30%) plus the First Year Deferral Percentage (0.050%).

The LPA is determined as the Withdrawal Percentage multiplied by the Benefit Base:

•     4.350% (Withdrawal Percentage) x $121,300 (Benefit Base) = $5,277 (LPA).

(K)       Since no withdrawal was taken in calendar year 5, the cumulative Deferral Percentage is again increased by 0.10%.  The Age Based Percentage has changed to 4.50% because the covered person is now 65.  The Withdrawal Percentage (4.950%) in calendar year 6 is equal to the Age Based Percentage (4.50%) plus the cumulative Deferral Percentage (0.40%) plus the First Year Deferral Percentage (0.050%).

The LPA is determined as the Withdrawal Percentage multiplied by the Benefit Base:

•     4.95% (Withdrawal Percentage) x $121,300 (Benefit Base) = $6,004 (LPA).

Because there is a withdrawal during calendar year 6, the Age Based Percentage is locked at 4.50%.

(L)         An additional premium of $10,000 is made during calendar year 10.  Since this premium is paid after the first Contract Year, the premium has no impact on the Benefit Base. All premiums received are immediately applied to the Account Value.  For this example, we have used hypothetical Account Values in an effort to reflect market fluctuations between -6% and +6% annually.  In the case of this $10,000 additional premium in Contract Year 10, the premium was applied to the account value, but because the hypothetical Account Value also reflects market losses, the $10,000 additional premium, assumed to be made on February 10th, had declined in value by the Contract Anniversary on June 27th.

The evolution of the hypothetical Account Value can be seen by tracking the Account Value from June 27 of year 9 to year 10.  The Account Value goes from $99,338 to $102,098 throughout the year, an increase of $2,760.  During that Contract Year, there is a $6,004 withdrawal taken on October 8 and a $10,000 premium applied the following February 10; the premium is $3,996 larger than the withdrawal.  That means the market experience resulted in a downward movement of $1,236 ($3,996 - $2,760) throughout the year.

•	$99,338	Account Value on June 27 of year 9
•	– $6,004	Withdrawal on October 8
•	+$10,000	Premium on February 10
•	– $1,236	Market experience
•	= $102,098	Account Value on June 27 of year 10

(M)    In calendar year 14, a Nonguaranteed Withdrawal in the amount of $776 ($6,780 amount withdrawn - $6,004 LPA) is taken.  The Adjusted Nonguaranteed Withdrawal amount is the Nonguaranteed Withdrawal amount multiplied by the greater of 1.0 and the ratio of the Benefit Base to the Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal.  It is calculated as follows:

•                  776 (Nonguaranteed Withdrawal amount) x the greater of 1.0 and 1.6622 ($121,300 Benefit Base divided by $72,977 Account Value [$78,981 - $6,004]) = $1,290 (Adjusted Nonguaranteed Withdrawal amount).

The Benefit Base is reduced by the Adjusted Nonguaranteed Withdrawal amount:

•                  121,300 (Benefit Base) - $1,290 (Adjusted Nonguaranteed Withdrawal amount) = $120,010 Benefit Base after the Nonguaranteed Withdrawal.

(N)       In calendar year 27, the Account Value is reduced to zero after the withdrawal; however, the Benefit Base is greater than zero.  Therefore, the Rider enters Guaranteed Payment Phase and payments of the LPA continue.

Example #2

This example illustrates the Spousal GLWB Rider where withdrawals equal to the LPA as well as Nonguaranteed Withdrawals have been taken and increases to the Withdrawal Percentage have been applied.  It also illustrates the termination of the Rider if the Account Value is reduced to zero by a Nonguaranteed Withdrawal.  Rounding of amounts less than $1.00 is used in this example.

Assumptions:

•                       The Contract Date is August 8.

•                       The covered persons’ ages on Contract Date are: owner is 60 and spouse is 57.

•                       The Initial premium is $100,000; no additional premiums are paid.

•                       Withdrawals equal to LPA are taken in calendar years 4-13.

•                       A Nonguaranteed Withdrawal equal to $10,000 in calendar year 3.

•                       Full Account Value is withdrawn in calendar year 14.

•                       No withdrawals are taken that would result in withdrawal charges under the contract.

•                       The RMD is not higher than the LPA in any calendar year.

•                       The Rider remains in effect during the period covered in this example.

	As of January 1 (A)							As of August 8 (B)				As of October 8 (C)
Calendar	Covered Persons’ Ages		Withdrawal		Benefit			Hypothetical Account		Benefit Base after		Hypothetical Account	Annual		Adjusted Nonguaranteed		Benefit Base After
Year	Owner	Spouse	Percentage		Base	LPA		Value (D)		Step-Up		Value (D)	Withdrawal		Withdrawal		Withdrawal
1 (E)								$100,000	(E)	$100,000	(E)	$99,625	$0		$0		$100,000
2	61	58	N/A		$100,000	N/A		$103,610		$103,610	(F)	$103,492	$0		$0		$103,610
3	62	59	N/A		$103,610	N/A		$106,597		$106,597		$107,299	$10,000	(G)	$10,000	(G)	$96,597	(G)
4	63	60	4.125	%(H)	$96,597	$3,586	(H)	$95,353		$96,597		$96,051	$3,586		$0		$96,597
5	64	61	4.125%		$96,597	$3,586		$90,616		$96,597		$91,354	$3,586		$0		$96,597
6	65	62	4.125%		$96,597	$3,586		$87,767		$96,597		$87,334	$3,586		$0		$96,597
7	66	63	4.125%		$96,597	$3,586		$80,398		$96,597		$80,850	$3,586		$0		$96,597
8	67	64	4.125%		$96,597	$3,586		$78,809		$96,597		$78,137	$3,586		$0		$96,597
9	68	65	4.125%		$96,597	$3,586		$74,550		$96,597		$75,033	$3,586		$0		$96,597
10	69	66	4.125%		$96,597	$3,586		$70,018		$96,597		$70,075	$3,586		$0		$96,597
11	70	67	4.125%		$96,597	$3,586		$67,154		$96,597		$67,561	$3,586		$0		$96,597
12	71	68	4.125%		$96,597	$3,586		$61,415		$96,597		$61,764	$3,586		$0		$96,597
13	72	69	4.125%		$96,597	$3,586		$59,341		$96,597		$58,952	$3,586		$0		$96,597
14	73	70	4.125%		$96,597	$3,586		$55,919		$96,597		$56,320	$56,320	(I)	N/A		$0
15	74	71	N/A		$0	$0		$0		$0		$0	$0		$0		$0

(A)              The covered persons’ ages for each year are as of January 1.  Also, each January 1 on or after the LPA Eligibility Date, the LPA is equal to the applicable Withdrawal Percentage multiplied by the Benefit Base.

(B)              Any applicable step-up is applied on the Contract Anniversary, which is August 8 of each year.

(C)              Any applicable withdrawal is assumed to occur one time per year on October 8.  For purposes of this example, we selected October 8th as the assumed date of withdrawals.  Since withdrawals may be made throughout the year, we hoped to accurately demonstrate the effect on the contract values by using a random date other than the Contract Anniversary and January 1st, which are the two key dates in the GLWB Rider calculations.

(D)             The hypothetical Account Value on the Contract Anniversary and on the date of the withdrawal includes deduction of all separate account charges and is before any withdrawal.

(E)               The first calendar year begins on August 8, the Contract Date.  On this day, the Benefit Base ($100,000) is set equal to the initial premium ($100,000).  Since the LPA is not available until the LPA Eligibility Date, the Withdrawal Percentage and the LPA are not applicable.

(F)               In calendar year 2, the Benefit Base increases to $103,610 because the hypothetical Account Value on the Contract Anniversary ($103,610) is larger than the Benefit Base ($100,000).  In calendar year 3, the Benefit Base again increases to the Account Value, because the Account Value on the Contract Anniversary is larger than the Benefit Base.  In calendar years 4 and later, the Benefit Base is always larger than the Account Value on the Contract Anniversary, and thus is not stepped up.

(G)              In calendar year 3, a Nonguaranteed Withdrawal in the amount of $10,000 is taken.  The Adjusted Nonguaranteed Withdrawal amount is the Nonguaranteed Withdrawal amount multiplied by the greater of 1.0 or the ratio of the Benefit Base to the Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal.  It is calculated as follows:

•                  $10,000 (Nonguaranteed Withdrawal amount) x the greater of 1.0 and 0.9935 ($106,597 Benefit Base divided by $107,299 Account Value) = $10,000 (Adjusted Nonguaranteed Withdrawal amount).

The Benefit Base is reduced by the Adjusted Nonguaranteed Withdrawal amount:

•                  $106,597 (Benefit Base) - $10,000 (Adjusted Nonguaranteed Withdrawal amount) =$96,597 Benefit Base after the Nonguaranteed Withdrawal.

(H)             January 1 of calendar year 4 is the LPA Eligibility Date; thus, the LPA is now available.  Since no withdrawal was taken in calendar year 1 and since the Contract Date was August 8, the First Year Deferral Percentage is 0.025%.  Since no withdrawal was taken in calendar year 2, the cumulative Deferral Percentage is 0.10%.  The Age Based Percentage (4.00%) is based on the age of the younger covered person.  The Withdrawal Percentage (4.125%) is equal to the Age Based Percentage (4.00%) plus the Cumulative Deferral Percentage (0.10%) plus the First Year Deferral Percentage (0.025%).

The LPA is determined as the Withdrawal Percentage multiplied by the Benefit Base multiplied by the Spousal Factor:

•                  4.125% (Withdrawal Percentage) x $96,597 (Benefit Base) x 90% (Spousal Factor) = $3,586 (LPA).

Because there is a withdrawal during calendar year 4, the Age Based Percentage is locked at 4.0%.

(I)                  A Nonguaranteed Withdrawal reduces the Account Value to zero in calendar year 14 and the Rider and annuity contract terminate.

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To request a copy of the Statement of Additional Information for the VAROOM II variable annuity, dated December 30, 2011, remove this page and mail it to us at the Administrative Office listed in the Glossary.

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STATEMENT OF ADDITIONAL INFORMATION

December 30, 2011

VAROOM® II Deferred Flexible Premium Variable Annuity

Issued By National Integrity Life Insurance Company

Through Separate Account I of National Integrity Life Insurance Company

This Statement of Additional Information (SAI) is not a prospectus.  It should be read in conjunction with the variable annuity prospectus dated December 30, 2011.

A copy of the prospectus to which this SAI relates is available at no charge by writing the Administrative Office at National Integrity Life Insurance Company, 15 Matthews Street, Suite 200, Goshen, NY 10924, or by calling 1-800-433-1778.

General Information and History

National Integrity Life Insurance Company (National Integrity) is a New York life insurance company organized on November 22, 1968.  The home office is located at 15 Matthews Street, #200, Goshen, New York 10924.  National Integrity, the depositor of Separate Account I, is a wholly owned subsidiary of Integrity Life Insurance Company (Integrity), an Ohio life insurance company, which is a wholly owned subsidiary of The Western and Southern Life Insurance Company (WSLIC), an Ohio life insurance company organized on February 23, 1888.  WSLIC is a wholly owned subsidiary of Western & Southern Financial Group, Inc., an Ohio corporation, which is wholly owned by Western & Southern Mutual Holding Company, an Ohio mutual insurance holding company.

Administration and Distribution of the Contracts

Administration

National Integrity has responsibility for administration of Separate Account I (the Separate Account) and the variable annuity contracts issued through the Separate Account, including the VAROOM II contract (Contracts).  National Integrity has entered into Service Agreements with Integrity, WSLIC and IFS Financial Services, Inc., which is an affiliated company, and with WSLIC, to provide certain services, including administrative services for the Separate Account and the Contracts.  Compensation for these services, which is paid by National Integrity, is based on the charges and expenses incurred by the service provider, and will reflect actual costs to the extent reasonably possible.

Custodian

Mid Atlantic Trust Company (MATC), 224 St. Charles Way, Suite 100, York, Pennsylvania 17402, is the custodian for the exchange-traded funds (ETFs) held by the Subaccounts.  MATC provides certain services to the Separate Account, including custody of and accounting services for the ETFs owned by the Separate Account.  MATC also facilitates execution of the purchase and sale of the ETFs through third-party broker-dealers.

Underwriter

Touchstone Securities, Inc. (Touchstone Securities), 303 Broadway, Suite 1100, Cincinnati, Ohio 45202, an indirect subsidiary of WSLIC and an affiliate of National Integrity, is the principal underwriter of the Contracts.  Touchstone Securities is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member in good standing of the Financial Industry Regulatory Authority (FINRA).  The

Contracts are offered through Touchstone Securities on a continuous basis.  The amount of distribution allowances paid to Touchstone Securities, the principal underwriter, for all variable annuity contracts issued by National Integrity was $4,189,179 in 2010, $3,799,552 in 2009 and $5,066,413 in 2008.  Touchstone Securities did not retain distribution allowances during these years.

Sales

The Contracts are sold by insurance agents licensed in the states where the Contracts may be lawfully sold.  The agents are also registered representatives of broker-dealers, which are registered under the Securities Exchange Act of 1934 and are members of FINRA.

We make payments to the broker-dealer firms that distribute our variable annuity contracts in the form of commissions and other incentives.  In addition to the commissions described in the prospectus, we pay up to a 1.00% annual trail commission on certain contracts (not including this Contract) issued before January 1, 2009 to certain producers who qualify for a program called “Dynasty Trail.”  The only benefit related to Dynasty Trail that a sale of this Contract may have to the agent or firm is toward the qualifying amount of business with us.  This program may be changed.

We may also make additional payments in the form of expense reimbursements or marketing allowances to the broker-dealers that distribute our Contracts in exchange for privileges, including additional or special access to broker-dealers’ sales staff, opportunities to provide and attend training and other conferences, and marketing enhancements of our Contracts.  The method for calculating any additional compensation may include consideration of the level of sales or assets attributable to the firm.  Not all broker-dealers receive additional compensation and the amount of compensation varies by firm.  These payments could be significant to a firm, and could be a conflict of interest.  We generally choose to compensate broker-dealers that have a strong capability to distribute the Contracts and that are willing to cooperate with our promotional efforts.

The following list includes the names of firms that received expense reimbursement or marketing allowance payments of more than $5,000 with respect to variable annuities sold for Integrity and its wholly owned subsidiary National Integrity Life Insurance Company during the last calendar year.

American Portfolios Financial Services, Inc.	M&T Securities, Inc.
BancWest Investment Services, Inc.	Nationwide Planning Associates, Inc.
Cuso Financial Services, L.P.	Raymond James Financial, Inc.
Cadaret, Grant & Co., Inc.	Securities America, Inc.
Hancock Investment Services, Inc.	Stifel, Nicolaus and Company, Incorporated
LPL Financial Corporation	US Bancorp Investments

Performance Data and Illustrations

We may provide performance information and illustrations using performance information.  Performance information may be based on historical returns of the subaccounts.  At any time in the future, performance will likely be higher or lower than in the past.  Historical performance does not predict future results.

Performance Data

In advertisements or in information furnished to you, we may provide the average annual total return and the cumulative total return of the units of the subaccounts. The money market option may also from time to time include the yield and effective yield of its units.  Performance information is computed separately for each subaccount in accordance with the formulas described below.

Total return reflects all aspects of the return of a subaccount, including the automatic reinvestment of all distributions and the deduction of all charges that apply on an annual basis.  Performance represents annualized percentage change in net assets of a subaccount, based on a hypothetical $1,000 investment, the performance of the underlying portfolios and the charges that would have been made during the periods shown.  Premium taxes, if applicable, are not reflected.

Average annual total returns are calculated by determining the growth or decline in value of a hypothetical investment in the subaccount over certain periods, including 1, 3, 5, and 10 years and then calculating the

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annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period.

Investors should realize that a subaccount’s performance is not constant over time, but changes from year to year, and that the average annual returns represent the averages of historical periods as opposed to the actual historical performance of a subaccount during any portion of the period shown.  Average annual returns are calculated using this formula:

P (1+T)n = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the redeemable value at the end of the period.

Standardized returns are average annual total returns calculated from the subaccount inception date which represents the date the subaccount was available in the Contract.  Standardized returns reflect the deduction of all Contract expenses, including underlying fund expenses, the annual separate account charges and the withdrawal charge.  The cost of the optional guaranteed lifetime withdrawal benefit also may be included.

Non-standardized returns are calculated from the fund inception date, which represents the inception date of the underlying fund, rather than the date it was included in the Contract.  Performance that predates the inclusion in the Contract is hypothetical and has been adjusted to include Contract expenses.  Two sets of non-standardized returns may be presented, each reflecting the deduction of underlying fund expenses and the annual separate account charge.  One set also reflects the withdrawal charge. The cost of the guaranteed lifetime withdrawal benefit also may be included.

Cumulative total returns are unaveraged and reflect the simple percentage change in the value of a hypothetical investment in the subaccount over a stated period of time.  In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year.  The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

Yields quoted in advertising reflect the change in value of a hypothetical investment in a subaccount over a stated period of time, not taking into account capital gains or losses, or any withdrawal charge.  Yields are annualized and stated as a percentage.

Current yield and effective yield are calculated for the money market option.  Current yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less Contract charges that would have applied during the period (the base period), and stated as a percentage of the investment at the start of the base period (the base period return).  The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent.

Effective yield assumes that all dividends received during an annual period have been reinvested.  This compounding effect causes effective yield to be higher than current yield.  Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [(Base Period Return + 1)365/7] – 1

Individualized Illustrations

National Integrity may provide computer-generated illustrations using programs available through third party firms to provide registered representatives and existing or potential Contracts owners with individualized hypothetical illustrations.  The illustrations may include contract values and returns for some or all of the subaccounts.  Such illustrations may include graphs, bar charts and other types of formats.

Hypothetical values may be based on: (i) the results of a hypothetical contribution to a Contract invested in a single or multiple subaccounts using standardized and non-standardized average annual returns; or (ii) the results of a hypothetical contribution to a Contract using either static or variable assumed rates of return, as allowed by law.

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Distributions Under Tax-Favored Retirement Programs

Distributions from tax-favored plans are subject to certain restrictions.  Owners of traditional and SEP IRAs must begin receiving distributions by April 1 of the calendar year following the year in which the owner or participant reaches age 70½.  If you do not take mandatory distributions you may owe a 50% penalty tax on any difference between the required distribution amount and the amount distributed.  There are no mandatory distributions by owners from Roth IRAs.

Distributions from qualified plans (other than traditional IRAs) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order (payee), in the form of a lump sum settlement, partial withdrawal or periodic annuity payments for a fixed period of fewer than 10 years, are subject to mandatory federal income tax withholding of 20% of the taxable amount of the distribution, unless (i) the payee directs the transfer of such amounts to another qualified plan or Traditional  IRA; or (ii) the payment is a minimum distribution required under the Internal Revenue Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions.  All other types of taxable distributions are subject to a 10% federal income tax withholding unless the payee elects not to have withholding apply.

We are not permitted to make distributions from a Contract unless a request has been made.  It is therefore your responsibility to comply with the minimum distribution rules.  You should consult your tax adviser regarding these rules and their proper application.

The above description of the minimum distribution requirements and the federal income tax consequences of distributions from tax-favored retirement plans which may be funded by the Contract is only a brief summary and is not intended as tax advice.  The rules governing the provisions of plans are extremely complex and often difficult to comprehend.  If you do not fully comply with all applicable rules, which are subject to change, you may suffer adverse tax consequences.  You should consult a qualified and competent tax adviser prior to adopting a plan or purchasing a Contract in connection with a tax-favored plan.

Financial Statements

The financial statements of Separate Account I of National Integrity Life Insurance Company as of December 31, 2010, and for the periods indicated in the financial statements, the statutory-basis financial statements of National Integrity Life Insurance Company as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, and the statutory-basis financial statements of The Western and Southern Life Insurance Company (WSLIC) as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in this Statement of Additional Information have been audited by Ernst & Young LLP, 312 Walnut Street, Cincinnati, Ohio 45202, independent registered public accounting firm, as set forth in their reports included thereon.  These financial statements are included in this registration statement in reliance on the reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

You should distinguish the financial statements of National Integrity from the financial statements of the Separate Account and consider the National Integrity financial statements only as they relate to the ability of National Integrity to meet its obligations under the Contracts.  You should consider the financial statements of WSLIC as bearing only on the ability of WSLIC to meet its obligations under its guarantee to National Integrity policy holders dated March 3, 2000.  You should not consider the National Integrity or WSLIC financial statements as relating to the investment performance of the assets held in the Separate Account.

4

FINANCIAL STATEMENTS

Separate Account I of National Integrity Life Insurance Company

Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

Separate Account I

of

National Integrity Life Insurance Company

Financial Statements

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Contract Holders of Separate Account I of National Integrity Life Insurance Company and The Board of Directors of National Integrity Life Insurance Company

We have audited the accompanying statements of assets and liabilities of Separate Account I of National Integrity Life Insurance Company (the Separate Account), comprised of the separate account divisions described in Note 1 to the financial statements, as of December 31, 2010, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures also included confirmation of investments owned as of December 31, 2010, by correspondence with the fund companies, or their transfer agents, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions constituting Separate Account I of National Integrity Life Insurance Company at December 31, 2010, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio

April 25, 2011

Separate Account I

of

National Integrity Life Insurance Company

Statements of Assets and Liabilities

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of National Integrity	Net Assets	Unit Value	Units Outstanding
Affiliated:
Touchstone Aggressive ETF (Advantedge™)	$204,420	$—	$204,420	$9.89	20,661
Touchstone Aggressive ETF (AnnuiChoice™)	361,600	—	361,600	11.79	30,661
Touchstone Aggressive ETF (GrandMaster flex3™)	499,147	—	499,147	11.40	43,790
Touchstone Aggressive ETF (Grandmaster™)	11,624	1	11,625	11.54	1,007
Touchstone Aggressive ETF (IQ Annuity™)	539,091	(1)	539,090	11.47	47,002
Touchstone Aggressive ETF (Pinnacle Plus™)	102,470	1	102,471	11.31	9,057
Touchstone Aggressive ETF Fund (AnnuiChoice II™)	636,005	—	636,005	14.15	44,961
Touchstone Baron Small Cap (Advantedge™)	343,832	—	343,832	11.24	30,602
Touchstone Baron Small Cap (AnnuiChoice II™)	1,209,261	—	1,209,261	12.21	99,041
Touchstone Baron Small Cap (AnnuiChoice™)	570,045	2	570,047	19.71	28,915
Touchstone Baron Small Cap (GrandMaster flex3™)	614,712	—	614,712	17.95	34,249
Touchstone Baron Small Cap (Grandmaster™)	366,026	(1)	366,025	15.67	23,364
Touchstone Baron Small Cap (IQ Annuity™)	1,218,077	1	1,218,078	18.48	65,904
Touchstone Baron Small Cap (Pinnacle Plus™)	1,234,682	3	1,234,685	18.08	68,275
Touchstone Conservative ETF (AnnuiChoice II™)	555,987	1	555,988	12.14	45,786
Touchstone Conservative ETF (Advantedge™)	30,339	—	30,339	10.73	2,828
Touchstone Conservative ETF (AnnuiChoice™)	11,263	—	11,263	12.45	905
Touchstone Conservative ETF (GrandMaster flex3™)	1,682,281	—	1,682,281	12.03	139,809
Touchstone Conservative ETF (Grandmaster™)	221,025	—	221,025	12.18	18,142
Touchstone Conservative ETF (IQ Annuity™)	1,767,973	3	1,767,976	12.11	146,025
Touchstone Conservative ETF (Pinnacle Plus™)	1,159,102	—	1,159,102	11.94	97,051
Touchstone Conservative ETF (Pinnacle Plus Reduced M&E ™)	18,115	13	18,128	10.10	1,795
Touchstone Core Bond (Advantedge ™)	125,199	—	125,199	11.44	10,943
Touchstone Core Bond (AnnuiChoice II™)	115,004	—	115,004	12.23	9,405
Touchstone Core Bond (AnnuiChoice™)	391,491	—	391,491	14.20	27,569
Touchstone Core Bond (GrandMaster flex3™)	167,427	—	167,427	13.11	12,766
Touchstone Core Bond (Grandmaster™)	572,197	1	572,198	12.64	45,282
Touchstone Core Bond (IQ Annuity™)	163,474	—	163,474	13.60	12,019
Touchstone Core Bond (Pinnacle Plus™)	569,198	—	569,198	12.22	46,583
Touchstone Enhanced ETF (Advantedge™)	167,279	—	167,279	9.71	17,233
Touchstone Enhanced ETF (AnnuiChoice™)	460,190	(1)	460,189	11.76	39,133
Touchstone Enhanced ETF (GrandMaster flex3™)	934,239	(1)	934,238	11.37	82,197
Touchstone Enhanced ETF (Grandmaster™)	212,585	(3)	212,582	11.51	18,473
Touchstone Enhanced ETF (IQ Annuity™)	525,111	(1)	525,110	11.44	45,916
Touchstone Enhanced ETF (Pinnacle Plus™)	432,285	—	432,285	11.28	38,318
Touchstone Enhanced ETF Fund (AnnuiChoice II™)	166,331	—	166,331	13.92	11,948
Touchstone GMAB Aggressive ETF Fund (AnnuiChoice II™)	280,570	—	280,570	14.00	20,039
Touchstone High Yield (Advantedge ™)	4,994	—	4,994	12.25	408
Touchstone High Yield (AnnuiChoice II™)	9,812	(1)	9,811	12.75	769
Touchstone High Yield (AnnuiChoice™)	255,442	2	255,444	18.03	14,168
Touchstone High Yield (GrandMaster flex3™)	351,286	(1)	351,285	16.86	20,835
Touchstone High Yield (Grandmaster™)	127,394	—	127,394	13.97	9,118
Touchstone High Yield (IQ Annuity™)	281,312	(1)	281,311	17.65	15,935
Touchstone High Yield (Pinnacle Plus™)	597,863	3	597,866	14.60	40,956
Touchstone Large Cap Core Equity (Advantedge ™)	24,520	—	24,520	9.37	2,618
Touchstone Large Cap Core Equity (AnnuiChoice II™)	21,323	—	21,323	9.95	2,144
Touchstone Large Cap Core Equity (AnnuiChoice ™)	134,187	1	134,188	11.33	11,848
Touchstone Large Cap Core Equity (GrandMaster flex3™)	151,988	1	151,989	11.84	12,836
Touchstone Large Cap Core Equity (Grandmaster™)	797,238	(1)	797,237	11.38	70,066
Touchstone Large Cap Core Equity (IQ Annuity™)	373,587	—	373,587	11.23	33,260
Touchstone Large Cap Core Equity (Pinnacle Plus™)	505,468	3	505,471	12.14	41,647
Touchstone Mid Cap Growth (Advantedge ™)	22,478	—	22,478	10.52	2,136
Touchstone Mid Cap Growth (AnnuiChoice II™)	56,506	—	56,506	12.05	4,688
Touchstone Mid Cap Growth (AnnuiChoice™)	156,713	—	156,713	19.21	8,158
Touchstone Mid Cap Growth (GrandMaster flex3™)	308,811	1	308,812	18.50	16,689
Touchstone Mid Cap Growth (Grandmaster™)	238,550	—	238,550	15.47	15,420
Touchstone Mid Cap Growth (IQ Annuity™)	273,680	1	273,681	19.73	13,872
Touchstone Mid Cap Growth (Pinnacle Plus™)	1,466,615	—	1,466,615	18.00	81,484
Touchstone Moderate ETF (Advantedge™)	740,574	(1)	740,573	10.35	71,552
Touchstone Moderate ETF (AnnuiChoice™)	545,118	—	545,118	12.20	44,687
Touchstone Moderate ETF (GrandMaster flex3™)	1,182,119	(1)	1,182,118	11.79	100,262
Touchstone Moderate ETF (Grandmaster™)	146,137	(1)	146,136	11.94	12,242

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of National Integrity	Net Assets	Unit Value	Units Outstanding
Affiliated (continued):
Touchstone Moderate ETF (IQ Annuity™)	$2,297,899	$(13)	$2,297,886	$11.86	193,695
Touchstone Moderate ETF (Pinnacle Plus™)	2,541,413	2	2,541,415	11.70	217,166
Touchstone Moderate ETF Fund (AnnuiChoice II™)	742,159	(1)	742,158	10.29	72,097
Touchstone Money Market (IQ3™)	2,396,934	(15)	2,396,919	10.90	219,924
Touchstone Money Market (GrandMaster flex3™)	899,524	(6)	899,518	10.70	84,098
Touchstone Money Market (AnnuiChoice II™)	313,855	(1)	313,854	9.86	31,825
Touchstone Money Market (Advantedge™)	122,429	(4)	122,425	9.89	12,381
Touchstone Money Market (Pinnacle Plus™)	1,263,057	(3)	1,263,054	9.77	129,220
Touchstone Money Market (AnnuiChoice™)	838,606	(5)	838,601	11.32	74,098
Touchstone Money Market (Grandmaster™)	3,136,862	(1)	3,136,861	10.89	288,111
Touchstone Third Avenue Value (Advantedge™)	364,887	(2)	364,885	9.76	37,382
Touchstone Third Avenue Value (AnnuiChoice II™)	512,137	—	512,137	9.97	51,365
Touchstone Third Avenue Value (AnnuiChoice™)	902,794	—	902,794	17.11	52,771
Touchstone Third Avenue Value (GrandMaster flex3™)	1,154,263	1	1,154,264	16.55	69,735
Touchstone Third Avenue Value (Grandmaster™)	2,204,450	4	2,204,454	14.54	151,567
Touchstone Third Avenue Value (IQ Annuity™)	2,045,993	—	2,045,993	16.27	125,733
Touchstone Third Avenue Value (Pinnacle Plus™)	1,712,673	(2)	1,712,671	17.38	98,518
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster™)	9,510,832	1	9,510,833	50.54	188,188
Fidelity VIP Growth (Grandmaster™)	5,257,254	3	5,257,257	60.21	87,320
Fidelity VIP High Income (Grandmaster™)	3,550,582	4	3,550,586	20.92	169,732
Fidelity VIP II Asset Manager (Grandmaster™)	4,859,676	—	4,859,676	38.76	125,366
Fidelity VIP II Contrafund (Grandmaster™)	13,749,924	(2)	13,749,922	40.85	336,561
Fidelity VIP II Index 500 (Grandmaster™)	3,737,003	(3)	3,737,000	30.52	122,452
Fidelity VIP II Investment Grade Bond (AnnuiChoice™)	95,353	—	95,353	11.93	7,992
Fidelity VIP II Investment Grade Bond (Grandmaster™)	1,855,544	(1)	1,855,543	31.41	59,067
Fidelity VIP II Investment Grade Bond (GrandmasterFlex3™)	200,667	—	200,667	11.69	17,168
Fidelity VIP II Investment Grade Bond (IQ3™)	138,470	—	138,470	11.73	11,802
Fidelity VIP II Investment Grade Bond (Pinnacle Plus™)	227,014	—	227,014	11.64	19,509
Fidelity VIP III Balanced (Grandmaster™)	2,011,493	1	2,011,494	17.40	115,615
Fidelity VIP Overseas (AnnuiChoice™)	4,359	—	4,359	8.29	526
Fidelity VIP Overseas (AnnuiChoice II™)	9,212	—	9,212	8.24	1,118
Fidelity VIP Overseas (Grandmaster™)	2,257,999	3	2,258,002	32.10	70,335
Fidelity VIP Overseas (GrandmasterFlex3™)	104,957	—	104,957	8.12	12,930
Fidelity VIP Overseas (IQ3™)	20,379	—	20,379	8.15	2,501
Fidelity VIP Overseas (Pinnacle Plus™)	119,673	—	119,673	8.08	14,809
Non-Affliated Service Class:
Fidelity VIP III Mid Cap (Grandmaster™)	1,860,956	(1)	1,860,955	37.51	49,614
Non-Affiliated Service Class 2 :
Fidelity VIP Asset Manager (Advantedge™)	68,384	—	68,384	10.30	6,641
Fidelity VIP Asset Manager (AnnuiChoice II™)	158,276	—	158,276	11.99	13,196
Fidelity VIP Asset Manager (AnnuiChoice™)	106,117	4	106,121	13.97	7,599
Fidelity VIP Asset Manager (GrandMaster flex3™)	55,873	(1)	55,872	12.60	4,435
Fidelity VIP Asset Manager (IQ3™)	290,387	—	290,387	12.98	22,380
Fidelity VIP Asset Manager (Pinnacle Plus™)	168,335	(1)	168,334	13.07	12,881
Fidelity VIP Balanced (Advantedge™)	159,451	6	159,457	10.80	14,764
Fidelity VIP Balanced (AnnuiChoice II™)	133,608	—	133,608	11.78	11,345
Fidelity VIP Balanced (AnnuiChoice™)	277,105	(1)	277,104	14.30	19,383
Fidelity VIP Balanced (GrandMaster flex3™)	371,202	—	371,202	14.44	25,707
Fidelity VIP Balanced (GrandMaster ™)	519,119	(1)	519,118	13.28	39,090
Fidelity VIP Balanced (IQ3™)	291,840	1	291,841	12.88	22,658
Fidelity VIP Balanced (Pinnacle Plus™)	1,291,490	(4)	1,291,486	13.35	96,712
Fidelity VIP Contrafund (Advantedge™)	1,207,340	(1)	1,207,339	9.59	125,855
Fidelity VIP Contrafund (AnnuiChoice II™)	628,161	4	628,165	10.90	57,634
Fidelity VIP Contrafund (AnnuiChoice™)	1,400,460	1	1,400,461	16.82	83,239
Fidelity VIP Contrafund (GrandMaster flex3™)	1,364,371	1	1,364,372	16.00	85,248
Fidelity VIP Contrafund (IQ3™)	1,747,608	1	1,747,609	14.55	120,136
Fidelity VIP Contrafund (Pinnacle Plus™)	3,067,869	(2)	3,067,867	15.96	192,178
Fidelity VIP Contrafund Standard (IQ Advisor™)	6,305	(2)	6,303	15.04	419
Fidelity VIP Disclipined Small Cap (AnnuiChoice™)	39,633	1	39,634	8.82	4,492
Fidelity VIP Disclipined Small Cap (GrandmasterFlex3™)	8,057	—	8,057	8.64	932
Fidelity VIP Disclipined Small Cap (Grandmaster™)	17,819	1	17,820	8.71	2,046
Fidelity VIP Disclipined Small Cap (IQ™)	59,732	—	59,732	8.68	6,885
Fidelity VIP Disclipined Small Cap (Pinnacle Plus™)	676,862	2	676,864	8.60	78,661

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of National Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Disciplined Small Cap (Advantedge™)	$15,436	$—	$15,436	$10.56	1,461
Fidelity VIP Equity-Income (Advantedge™)	110,655	—	110,655	8.78	12,608
Fidelity VIP Equity-Income (AnnuiChoice II™)	332,292	—	332,292	9.07	36,650
Fidelity VIP Equity-Income (AnnuiChoice™)	366,889	1	366,890	11.87	30,905
Fidelity VIP Equity-Income (GrandMaster flex3™)	171,686	—	171,686	12.03	14,270
Fidelity VIP Equity-Income (IQ3™)	407,108	—	407,108	10.77	37,787
Fidelity VIP Equity-Income (Pinnacle Plus™)	1,103,491	(9)	1,103,482	12.29	89,759
Fidelity VIP Freedom 2010 (Advantedge™)	64,207	—	64,207	10.39	6,181
Fidelity VIP Freedom 2010 (GrandmasterFlex3™)	10,618	—	10,618	10.18	1,043
Fidelity VIP Freedom 2010 (Grandmaster™)	36,446	1	36,447	10.26	3,553
Fidelity VIP Freedom 2010 (IQ3™)	68,124	—	68,124	10.22	6,667
Fidelity VIP Freedom 2015 (Advantedge™)	115,375	—	115,375	10.28	11,228
Fidelity VIP Freedom 2015 (AnnuiChoiceII™)	12,312	—	12,312	10.16	1,212
Fidelity VIP Freedom 2015 (GrandmasterFlex3™)	6,307	—	6,307	10.01	630
Fidelity VIP Freedom 2015 (IQ3™)	285,883	—	285,883	10.05	28,455
Fidelity VIP Freedom 2015 (Pinnacle Plus™)	193,233	—	193,233	9.96	19,392
Fidelity VIP Freedom 2020 (Advantedge™)	11,208	—	11,208	10.01	1,120
Fidelity VIP Freedom 2020 (AnnuiChoiceII™)	31,987	—	31,987	9.80	3,264
Fidelity VIP Freedom 2020 (IQ3™)	164,465	—	164,465	9.69	16,974
Fidelity VIP Freedom 2020 (Pinnacle Plus™)	18,437	—	18,437	9.61	1,919
Fidelity VIP Freedom 2025 (Advantedge™)	11,283	(1)	11,282	10.01	1,127
Fidelity VIP Freedom 2025 (Pinnacle Plus ™)	1,485	—	1,485	9.57	155
Fidelity VIP Freedom 2030 (Pinnacle Plus™)	2,667	—	2,667	9.16	291
Fidelity VIP Growth (Advantedge™)	65,494	—	65,494	8.83	7,419
Fidelity VIP Growth (AnnuiChoice II™)	186,739	—	186,739	10.65	17,534
Fidelity VIP Growth (AnnuiChoice™)	206,149	2	206,151	10.36	19,899
Fidelity VIP Growth (GrandMaster flex3™)	104,495	1	104,496	11.87	8,800
Fidelity VIP Growth (GrandMaster™)	379,785	1	379,786	9.39	40,450
Fidelity VIP Growth (IQ3™)	117,194	(3)	117,191	7.84	14,945
Fidelity VIP Growth (Pinnacle Plus™)	379,058	(1)	379,057	12.01	31,555
Fidelity VIP High Income (AnnuiChoice II™)	40,393	—	40,393	12.55	3,219
Fidelity VIP High Income (AnnuiChoice™)	421,126	(2)	421,124	17.85	23,596
Fidelity VIP High Income (GrandMaster flex3™)	1,533,454	(1)	1,533,453	16.00	95,821
Fidelity VIP High Income (IQ3™)	6,576,984	(17)	6,576,967	14.34	458,561
Fidelity VIP High Income (Pinnacle Plus™)	278,433	2	278,435	14.77	18,851
Fidelity VIP High Income (Advantedge™)	675,224	—	675,224	12.01	56,242
Fidelity VIP II Index 500 (Advantedge™)	408,110	(3)	408,107	9.41	43,357
Fidelity VIP II Index 500 (AnnuiChoice II™)	295,845	(5)	295,840	8.67	34,110
Fidelity VIP II Index 500 (AnnuiChoice™)	481,602	4	481,606	10.97	43,886
Fidelity VIP II Index 500 (GrandmasterFlex3™)	541,689	1	541,690	8.54	63,396
Fidelity VIP II Index 500 (Grandmaster™)	1,427,981	1	1,427,982	8.61	165,877
Fidelity VIP II Index 500 (IQ3™)	542,160	(2)	542,158	9.64	56,229
Fidelity VIP II Index 500 (Pinnacle Plus™)	1,343,166	(4)	1,343,162	12.53	107,171
Fidelity VIP Investment Grade Bond (Advantedge™)	202,866	—	202,866	11.44	17,739
Fidelity VIP Investment Grade Bond (AnnuiChoice II™)	228,675	—	228,675	12.10	18,900
Fidelity VIP Investment Grade Bond (AnnuiChoice™)	655,371	(1)	655,370	14.93	43,908
Fidelity VIP Investment Grade Bond (GrandMaster flex3™)	627,992	(1)	627,991	12.43	50,503
Fidelity VIP Investment Grade Bond (GrandMaster ™)	585,293	(1)	585,292	11.67	50,139
Fidelity VIP Investment Grade Bond (IQ3™)	648,044	—	648,044	14.55	44,538
Fidelity VIP Investment Grade Bond (Pinnacle Plus™)	454,199	2	454,201	12.27	37,003
Fidelity VIP Mid Cap (AnnuiChoice II™)	507,107	—	507,107	12.54	40,448
Fidelity VIP Mid Cap (AnnuiChoice™)	698,548	5	698,553	24.39	28,639
Fidelity VIP Mid Cap (GrandMaster flex3™)	665,164	1	665,165	22.52	29,533
Fidelity VIP Mid Cap (Grandmaster™)	727,514	(2)	727,512	18.74	38,824
Fidelity VIP Mid Cap (IQ Annuity™)	1,069,154	—	1,069,154	22.69	47,117
Fidelity VIP Mid Cap (Pinnacle Plus™)	2,645,323	4	2,645,327	22.44	117,901
Fidelity VIP Mid Cap (Advantedge™)	419,715	2	419,717	11.14	37,684
Fidelity VIP Overseas (Advantedge™)	254,472	—	254,472	8.34	30,521
Fidelity VIP Overseas (AnnuiChoice II™)	189,180	—	189,180	9.74	19,427
Fidelity VIP Overseas (AnnuiChoice™)	389,717	2	389,719	14.70	26,510
Fidelity VIP Overseas (GrandMaster flex3™)	242,825	—	242,825	13.15	18,463
Fidelity VIP Overseas (GrandMaster™)	235,117	1	235,118	8.10	29,023
Fidelity VIP Overseas (IQ3™)	546,663	—	546,663	11.34	48,194
Fidelity VIP Overseas (Pinnacle Plus™)	458,602	1	458,603	16.15	28,388

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of National Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Class 1:
JPMorgan IT Mid Cap (IQ3™)	$46,970	$—	$46,970	$15.97	2,940
JPMorgan IT Mid Cap (Grandmaster™)	62,713	1	62,714	16.00	3,919
JPMorgan IT Mid Cap (GrandMaster flex3™)	100,365	—	100,365	15.95	6,294
JPMorgan IT Mid Cap (Pinnacle Plus™)	424,592	1	424,593	15.91	26,681
JPMorgan IT Mid Cap (AnnuiChoice™)	146,461	—	146,461	16.10	9,099
Van Kampen UIF Emerging Markets Debt (AnnuiChoice™)	28,451	—	28,451	21.36	1,332
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3™)	9,793	1	9,794	21.16	463
Van Kampen UIF Emerging Markets Debt (IQ3™)	1,871	—	1,871	20.59	91
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)	8,625	—	8,625	9.31	926
Van Kampen UIF U.S. Real Estate (AnnuiChoice™)	44,844	—	44,844	21.97	2,041
Van Kampen UIF U.S. Real Estate (GrandMaster flex3™)	143,500	—	143,500	20.86	6,880
Van Kampen UIF U.S. Real Estate (IQ3™)	97,449	—	97,449	21.02	4,635
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity™)	334,639	—	334,639	18.55	18,038
Franklin Growth and Income Securities (Advantedge™)	60,517	(2)	60,515	9.56	6,327
Franklin Growth and Income Securities (AnnuiChoice II™)	75,260	—	75,260	9.55	7,879
Franklin Growth and Income Securities (AnnuiChoice™)	1,065,984	1	1,065,985	13.70	77,836
Franklin Growth and Income Securities (GrandMaster flex3™)	487,084	—	487,084	13.10	37,183
Franklin Growth and Income Securities (Grandmaster™)	958,456	(2)	958,454	13.31	71,991
Franklin Growth and Income Securities (IQ Annuity™)	857,545	—	857,545	13.21	64,936
Franklin Growth and Income Securities (Pinnacle Plus™)	938,741	(2)	938,739	12.44	75,485
Franklin Income Securities (Advantedge™)	119,613	1	119,614	10.66	11,217
Franklin Income Securities (AnnuiChoice II™)	326,172	—	326,172	11.33	28,788
Franklin Income Securities (AnnuiChoice™)	326,473	—	326,473	18.00	18,133
Franklin Income Securities (GrandMaster flex3™)	2,083,577	(6)	2,083,571	17.22	120,987
Franklin Income Securities (Grandmaster™)	1,496,564	1	1,496,565	17.50	85,506
Franklin Income Securities (IQ Annuity™)	1,227,338	—	1,227,338	17.36	70,694
Franklin Income Securities (Pinnacle Plus™)	1,528,846	(2)	1,528,844	15.17	100,803
Franklin Income Securities (Pinnacle Plus Reduced M&E ™)	11,722	4	11,726	10.28	1,141
Franklin Large Cap Growth Securities (Advantedge™)	77,130	—	77,130	9.73	7,924
Franklin Large Cap Growth Securities (AnnuiChoice II™)	106,626	—	106,626	10.40	10,255
Franklin Large Cap Growth Securities (AnnuiChoice™)	54,088	1	54,089	13.63	3,970
Franklin Large Cap Growth Securities (GrandMaster flex3™)	52,886	—	52,886	13.03	4,058
Franklin Large Cap Growth Securities (Grandmaster™)	63,140	—	63,140	13.25	4,767
Franklin Large Cap Growth Securities (IQ Annuity™)	221,305	1	221,306	13.14	16,844
Franklin Large Cap Growth Securities (Pinnacle Plus™)	266,887	(4)	266,883	11.79	22,645
Franklin Mutual Shares Securities (Advantedge™)	898,981	10	898,991	9.01	99,759
Franklin Mutual Shares Securities (AnnuiChoice II™)	151,110	—	151,110	9.41	16,065
Franklin Mutual Shares Securities (AnnuiChoice™)	567,747	—	567,747	15.29	37,135
Franklin Mutual Shares Securities (GrandMaster flex3™)	1,213,566	(1)	1,213,565	14.62	82,985
Franklin Mutual Shares Securities (IQ Annuity™)	353,205	—	353,205	14.74	23,958
Franklin Mutual Shares Securities (Pinnacle Plus™)	1,047,728	(2)	1,047,726	13.32	78,629
Franklin Mutual Shares Securities Standard (IQ Advisor™)	11,683	—	11,683	12.77	915
Franklin Mutual Shares Securities(Grandmaster™)	1,202,884	—	1,202,884	14.86	80,934
Franklin Small Cap Value Securities (Advantedge™)	117,825	—	117,825	11.04	10,674
Franklin Small Cap Value Securities (AnnuiChoice II™)	7,168	1	7,169	9.53	752
Franklin Small Cap Value Securities (AnnuiChoice™)	128,769	(1)	128,768	9.58	13,436
Franklin Small Cap Value Securities (GrandmasterFlex3™)	77,767	—	77,767	9.39	8,283
Franklin Small Cap Value Securities (Grandmaster™)	1,200,455	—	1,200,455	9.46	126,907
Franklin Small Cap Value Securities (IQ3 ™)	91,389	2	91,391	9.42	9,698
Franklin Small Cap Value Securities (Pinnacle Plus ™)	1,030,568	6	1,030,574	9.35	110,260
Templeton Foreign Securities Fund (AnnuiChoice II™)	135,781	—	135,781	10.70	12,684
Templeton Foreign Securities Fund (AnnuiChoice ™)	96,009	—	96,009	19.24	4,990
Templeton Foreign Securities Fund (Advantedge™)	248,491	(1)	248,490	9.34	26,605
Templeton Foreign Securities Fund (GrandMaster flex3™)	355,538	—	355,538	18.40	19,320
Templeton Foreign Securities Fund (Grandmaster™)	327,720	(1)	327,719	18.70	17,523
Templeton Foreign Securities Fund (Pinnacle Plus™)	632,241	(4)	632,237	16.95	37,307
Templeton Growth Securities (Advantedge™)	72,507	—	72,507	8.61	8,423
Templeton Growth Securities (AnnuiChoice II™)	40,108	—	40,108	8.74	4,586
Templeton Growth Securities (AnnuiChoice™)	91,795	—	91,795	14.97	6,133
Templeton Growth Securities (GrandMaster flex3™)	824,469	1	824,470	14.32	57,586
Templeton Growth Securities (Grandmaster™)	318,026	—	318,026	14.55	21,856
Templeton Growth Securities (IQ Annuity™)	826,023	1	826,024	14.43	57,230
Templeton Growth Securities (Pinnacle Plus™)	500,277	(5)	500,272	13.12	38,139
Templeton Growth Securities Standard (IQ Advisor™)	5,484	—	5,484	12.00	457

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of National Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Comstock (AnnuiChoice™)	$26,270	$1	$26,271	$15.28	1,720
Invesco Van Kampen VI Comstock (GrandMaster flex3™)	113,494	—	113,494	14.61	7,767
Invesco Van Kampen VI Comstock (Grandmaster™)	82,331	1	82,332	14.85	5,544
Invesco Van Kampen VI Comstock (IQ Annuity™)	22,572	1	22,573	14.73	1,532
Invesco Van Kampen VI Comstock (Pinnacle Plus™)	808,760	4	808,764	13.26	61,009
Invesco Van Kampen VI Comstock (AnnuiChoice II™)	9,411	—	9,411	9.62	978
Invesco Van Kampen VI Capital Growth (AnnuiChoice™)	5,784	2	5,786	15.53	373
Invesco Van Kampen VI Capital Growth (GrandMaster flex3™)	4,889	(6)	4,883	14.86	329
Invesco Van Kampen VI Capital Growth (Grandmaster™)	75,715	(2)	75,713	15.10	5,015
Invesco Van Kampen VI Capital Growth (Pinnacle Plus™)	761,177	—	761,177	13.05	58,343
Invesco Van Kampen VI Capital Growth (Advantedge™)	15,687	—	15,687	10.73	1,463
Invesco Van Kampen VI Capital Growth (AnnuiChoice II™)	10,609	—	10,609	12.10	877
Invesco Van Kampen VI Mid Cap Value (IQ Annuity™)	10,406	—	10,406	10.07	1,034
Invesco Van Kampen VI Mid Cap Value(AnnuiChoice II™)	19,510	—	19,510	10.15	1,923
Invesco Van Kampen VI Mid Cap Value(Advantedge™)	159,384	1	159,385	10.02	15,899
Invesco Van Kampen VI Mid Cap Value(Grandmaster™)	116,496	—	116,496	10.09	11,542
Invesco Van Kampen VI Mid Cap Value(Pinnacle Plus™)	712,402	—	712,402	10.01	71,200
Van Kampen UIF Emerging Markets Debt (Advantedge™)	148,121	—	148,121	11.61	12,761
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II™)	43,921	—	43,921	11.95	3,676
Van Kampen UIF Emerging Markets Debt (AnnuiChoice™)	211,408	—	211,408	12.01	17,596
Van Kampen UIF Emerging Markets Debt (GrandmasterFlex3™)	111,945	—	111,945	11.77	9,511
Van Kampen UIF Emerging Markets Debt (Grandmaster™)	23,358	(1)	23,357	19.97	1,170
Van Kampen UIF Emerging Markets Debt (IQ3™)	110,811	—	110,811	19.81	5,595
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus™)	285,111	1	285,112	17.18	16,597
Van Kampen UIF Emerging Markets Equity (Advantedge™)	310,106	—	310,106	9.13	33,977
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II™)	100,032	—	100,032	14.07	7,108
Van Kampen UIF Emerging Markets Equity (AnnuiChoice™)	358,895	1	358,896	37.34	9,612
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3™)	570,859	(1)	570,858	35.72	15,983
Van Kampen UIF Emerging Markets Equity (Grandmaster™)	1,069,723	(2)	1,069,721	36.30	29,469
Van Kampen UIF Emerging Markets Equity (IQ Annuity™)	473,885	—	473,885	36.01	13,161
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus™)	1,237,591	(2)	1,237,589	31.07	39,835
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)	150,519	—	150,519	7.68	19,600
Van Kampen UIF U.S. Real Estate (AnnuiChoice™)	139,359	—	139,359	7.72	18,045
Van Kampen UIF U.S. Real Estate (Pinnacle Plus™)	1,434,040	(4)	1,434,036	19.09	75,117
Van Kampen UIF U.S. Real Estate (Advantedge™)	85,112	1	85,113	9.91	8,590
Van Kampen UIF U.S. Real Estate (GrandmasterFlex3™)	83,092	—	83,092	7.57	10,983
Van Kampen UIF U.S. Real Estate (Grandmaster™)	367,588	—	367,588	22.71	16,183
Van Kampen UIF U.S. Real Estate (IQ3 ™)	149,663	—	149,663	22.53	6,643
Non-Affiliated Class B:
Columbia VIT Mid Cap (Advantedge ™)	6,558	—	6,558	15.65	419
Columbia VIT Mid Cap (Grandmaster™)	43,567	—	43,567	15.72	2,772
Columbia VIT Mid Cap (Grandmaster flex3 ™)	9,320	—	9,320	15.66	595
Columbia VIT Mid Cap (Pinnacle Plus™)	120,507	—	120,507	15.63	7,710
Columbia VIT Small Cap (Advantedge™)	65,502	—	65,502	15.55	4,212
Columbia VIT Small Cap (AnnuiChoice II ™)	3,250	—	3,250	15.67	207
Columbia VIT Small Cap (Grandmaster™)	50,980	—	50,980	15.62	3,264
Columbia VIT Small Cap (Pinnacle Plus™)	197,300	1	197,301	15.53	12,702
DWS Small Cap Index VIP (AnnuiChoice II™)	18,148	—	18,148	10.65	1,704
DWS Small Cap Index VIP (AnnuiChoice™)	73,651	2	73,653	15.20	4,847
DWS Small Cap Index VIP (GrandMaster flex3™)	91,974	1	91,975	15.61	5,891
DWS Small Cap Index VIP (Grandmaster™)	18,239	1	18,240	13.30	1,372
DWS Small Cap Index VIP (IQ3™)	102,854	—	102,854	14.49	7,099
DWS Small Cap Index VIP (Pinnacle Plus™)	334,159	1	334,160	15.05	22,208
DWS Small Cap Index VIP (Advantedge™)	2,295	—	2,295	11.01	208
Non-Affiliated Advisor Class:
Pimco VIT All Asset (IQ Annuity™)	145,959	—	145,959	10.96	13,316
Pimco VIT All Asset (Pinnacle Plus™)	213,555	2	213,557	10.90	19,600
Pimco VIT All Asset (Grandmaster™)	1,160,517	1	1,160,518	10.99	105,589
Pimco VIT All Asset (GrandMaster flex3™)	156,286	—	156,286	10.93	14,297
Pimco VIT All Asset (Advantedge™)	296,438	—	296,438	11.00	26,948
Pimco VIT All Asset (AnnuiChoice II™)	319,218	(1)	319,217	11.14	28,643
Pimco VIT All Asset (AnnuiChoice™)	63,705	—	63,705	11.10	5,742
Pimco VIT Commodity Real Return Strategy (Advantedge™)	379,296	1	379,297	8.16	46,498
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II™)	243,027	—	243,027	8.26	29,407
Pimco VIT Commodity Real Return Strategy (AnnuiChoice™)	58,695	(1)	58,694	8.23	7,129

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of National Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Advisor Class (continued):
Pimco VIT Commodity Real Return Strategy (Grandmaster™)	$533,976	$—	$533,976	$8.16	65,472
Pimco VIT Commodity Real Return Strategy (IQ Annuity™)	193,035	—	193,035	8.13	23,733
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3™)	80,966	—	80,966	8.11	9,981
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus™)	512,615	(2)	512,613	8.09	63,400
Pimco VIT Low Duration (IQ Annuity™)	117,616	—	117,616	11.21	10,493
Pimco VIT Low Duration (Grandmaster™)	83,692	(1)	83,691	11.24	7,446
Pimco VIT Low Duration (GrandMaster flex3™)	181,031	(2)	181,029	11.18	16,193
Pimco VIT Low Duration (Advantedge™)	321,645	(2)	321,643	11.12	28,917
Pimco VIT Low Duration (AnnuiChoice II™)	101,547	—	101,547	11.27	9,011
Pimco VIT Low Duration (AnnuiChoice™)	223,207	(5)	223,202	11.35	19,671
Pimco VIT Low Duration (Pinnacle Plus™)	280,160	(9)	280,151	11.14	25,142
Pimco VIT Real Return (AnnuiChoice II™)	91,141	—	91,141	11.14	8,181
Pimco VIT Real Return (Advantedge™)	122,683	(3)	122,680	11.00	11,156
Pimco VIT Real Return (AnnuiChoice™)	337,307	(5)	337,302	11.19	30,131
Pimco VIT Real Return (Grandmaster flex3™)	89,998	(3)	89,995	11.03	8,160
Pimco VIT Real Return (Grandmaster™)	109,022	(2)	109,020	11.09	9,831
Pimco VIT Real Return (IQ Annuity™)	226,607	(2)	226,605	11.06	20,490
Pimco VIT Real Return (Pinnacle Plus™)	205,143	(1)	205,142	10.99	18,661
Pimco VIT Total Return (Advantedge™)	3,038,292	(15)	3,038,277	12.07	251,735
Pimco VIT Total Return (AnnuiChoice II™)	929,215	(11)	929,204	12.23	75,993
Pimco VIT Total Return (AnnuiChoice™)	1,118,768	(12)	1,118,756	12.10	92,440
Pimco VIT Total Return (Grandmaster flex3™)	629,558	(9)	629,549	11.92	52,797
Pimco VIT Total Return (Grandmaster™)	1,000,776	(14)	1,000,762	11.99	83,476
Pimco VIT Total Return (IQ Annuity™)	956,560	(14)	956,546	11.96	80,004
Pimco VIT Total Return (Pinnacle Plus™)	654,034	(8)	654,026	11.89	55,028
Non-Affiliated Investor Class:
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus™)	16,743	1	16,744	8.83	1,896
Rydex SGI VT U.S. Long Short Momentum (Advantedge™)	46,191	(3)	46,188	9.10	5,077
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II™)	31,794	—	31,794	9.22	3,449
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice™)	3,545	—	3,545	8.99	394
Rydex SGI VT U.S. Long Short Momentum (Grandmaster™)	1,559	—	1,559	8.91	175
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity™)	13,458	—	13,458	8.89	1,515
Rydex SGI VT Alternative Strategies Allocation (Advantedge™)	36,487	(4)	36,483	9.60	3,798
Rydex SGI VT Alternative Strategies Allocation (Annuichoice™)	185,505	—	185,505	9.73	19,068
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II™)	163,766	—	163,766	9.70	16,887
Rydex SGI VT Alternative Strategies Allocation (Grandmaster ™)	33,911	—	33,911	9.66	3,512
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)	28,131	—	28,131	9.62	2,926
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus™)	7,553	(1)	7,552	9.59	787
Rydex SGI VT Managed Futures Strategies (Advantedge™)	117,397	(1)	117,396	8.52	13,774
Rydex SGI VT Managed Futures Strategies (Annuichoice™)	50,210	—	50,210	8.63	5,816
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus™)	131,350	—	131,350	8.51	15,435
Rydex SGI VT Managed Futures Strategies (Grandmaster™)	3,918	—	3,918	8.57	457
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3™)	5,555	—	5,555	8.53	651
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II™)	13,540	—	13,540	8.61	1,573
Rydex SGI VT Multi-Hedge Strategies (Advantedge™)	89,695	—	89,695	8.34	10,758
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II™)	57,997	2	57,999	8.45	6,866
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice™)	97,429	1	97,430	8.36	11,648
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3™)	20,987	—	20,987	8.24	2,547
Rydex SGI VT Multi-Hedge Strategies (Grandmaster™)	52,575	—	52,575	8.29	6,345
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity™)	91,531	1	91,532	8.26	11,077
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus™)	27,564	—	27,564	8.21	3,356

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Affiliated:
Touchstone Aggressive ETF (Advantedge™)	$3,138	$2,733	$405	$(1,983)	$—	$(10,745)	$10,008	$20,753	$18,770	$19,175
Touchstone Aggressive ETF (AnnuiChoice™)	5,540	3,373	2,167	(4,380)	—	(20,744)	21,130	41,874	37,494	39,661
Touchstone Aggressive ETF (GrandMaster flex3™)	7,648	7,423	225	(5,432)	—	(71,373)	(13,377)	57,996	52,564	52,789
Touchstone Aggressive ETF (Grandmaster™)	178	145	33	(80)	—	(2,218)	(956)	1,262	1,182	1,215
Touchstone Aggressive ETF (IQ Annuity™)	8,260	7,235	1,025	(3,219)	—	12,771	71,045	58,274	55,055	56,080
Touchstone Aggressive ETF (Pinnacle Plus™)	1,570	1,498	72	(7,108)	—	(583)	15,508	16,091	8,983	9,055
Touchstone Aggressive ETF Fund (AnnuiChoice II™)	9,746	6,731	3,015	1,624	—	95,707	158,504	62,797	64,421	67,436
Touchstone Baron Small Cap (Advantedge™)	—	3,710	(3,710)	18,472	—	23,285	63,705	40,420	58,892	55,182
Touchstone Baron Small Cap (AnnuiChoice II™)	—	6,053	(6,053)	(5,890)	—	4,558	196,422	191,864	185,974	179,921
Touchstone Baron Small Cap (AnnuiChoice™)	—	2,450	(2,450)	25,160	—	11,541	76,110	64,569	89,729	87,279
Touchstone Baron Small Cap (GrandMaster flex3™)	—	8,401	(8,401)	(45,057)	—	(134,917)	31,494	166,411	121,354	112,953
Touchstone Baron Small Cap (Grandmaster™)	—	3,694	(3,694)	71,796	—	11,574	19,006	7,432	79,228	75,534
Touchstone Baron Small Cap (IQ Annuity™)	—	15,534	(15,534)	(78,999)	—	(298,076)	23,323	321,399	242,400	226,866
Touchstone Baron Small Cap (Pinnacle Plus™)	—	16,864	(16,864)	(184,808)	—	(171,616)	191,505	363,121	178,313	161,449
Touchstone Conservative ETF (AnnuiChoice II™)	12,166	6,261	5,905	3,254	—	29,953	60,293	30,340	33,594	39,499
Touchstone Conservative ETF (Advantedge™)	664	464	200	70	—	580	2,286	1,706	1,776	1,976
Touchstone Conservative ETF (AnnuiChoice™)	246	108	138	14	—	774	1,430	656	670	808
Touchstone Conservative ETF (GrandMaster flex3™)	36,763	27,210	9,553	20,786	—	65,850	154,012	88,162	108,948	118,501
Touchstone Conservative ETF (Grandmaster™)	4,830	3,026	1,804	2,767	—	13,402	24,342	10,940	13,707	15,511
Touchstone Conservative ETF (IQ Annuity™)	39,064	24,228	14,836	(19,857)	—	(2,386)	117,093	119,479	99,622	114,458
Touchstone Conservative ETF (Pinnacle Plus™)	25,279	19,721	5,558	6,661	—	47,289	114,630	67,341	74,002	79,560
Touchstone Conservative ETF (Pinnacle Plus Reduced M&E ™)(Nov.1)*	396	34	362	—	—	—	(167)	(167)	(167)	195
Touchstone Core Bond (Advantedge ™)	4,765	1,365	3,400	205	—	—	244	244	449	3,849
Touchstone Core Bond (AnnuiChoice II™)	4,369	1,395	2,974	817	—	2,712	6,426	3,714	4,531	7,505
Touchstone Core Bond (AnnuiChoice™)	14,872	3,688	11,184	5,298	—	14,295	19,673	5,378	10,676	21,860
Touchstone Core Bond (GrandMaster flex3™)	6,359	3,628	2,731	6,471	—	3,607	7,935	4,328	10,799	13,530
Touchstone Core Bond (Grandmaster™)	21,732	7,833	13,899	6,120	—	40,949	55,109	14,160	20,280	34,179
Touchstone Core Bond (IQ Annuity™)	6,929	2,421	4,508	1,974	—	3,484	5,942	2,458	4,432	8,940
Touchstone Core Bond (Pinnacle Plus™)	21,620	8,670	12,950	4,945	—	11,118	21,588	10,470	15,415	28,365
Touchstone Enhanced ETF (Advantedge™)	3,155	1,907	1,248	(4,842)	—	(22,927)	(7,431)	15,496	10,654	11,902
Touchstone Enhanced ETF (AnnuiChoice™)	8,666	10,281	(1,615)	(507,795)	—	(345,676)	103,279	448,955	(58,840)	(60,455)
Touchstone Enhanced ETF (GrandMaster flex3™)	17,592	15,291	2,301	(228,161)	—	(177,653)	126,960	304,613	76,452	78,753
Touchstone Enhanced ETF (Grandmaster™)	4,003	5,103	(1,100)	(207,136)	—	(176,183)	49,527	225,710	18,574	17,474
Touchstone Enhanced ETF (IQ Annuity™)	9,888	7,372	2,516	(46,557)	—	(146,777)	(55,275)	91,502	44,945	47,461
Touchstone Enhanced ETF (Pinnacle Plus™)	8,142	7,479	663	(74,978)	—	(14,612)	95,966	110,578	35,600	36,263
Touchstone Enhanced ETF Fund (AnnuiChoice II™)	3,133	1,799	1,334	4,753	—	21,602	31,998	10,396	15,149	16,483
Touchstone GMAB Aggressive ETF Fund (AnnuiChoice II™)	4,301	4,588	(287)	1,569	—	43,937	70,843	26,906	28,475	28,188
Touchstone High Yield (Advantedge ™)	433	5	428	—	—	—	(400)	(400)	(400)	28
Touchstone High Yield (AnnuiChoice II™)	850	101	749	30	—	381	538	157	187	936
Touchstone High Yield (AnnuiChoice™)	22,142	1,936	20,206	6,033	—	24,723	23,101	(1,622)	4,411	24,617
Touchstone High Yield (GrandMaster flex3™)	30,440	6,499	23,941	4,031	—	13,254	26,773	13,519	17,550	41,491
Touchstone High Yield (Grandmaster™)	10,872	1,442	9,430	1,907	—	19,079	19,996	917	2,824	12,254
Touchstone High Yield (IQ Annuity™)	24,380	4,258	20,122	(14,298)	—	20,457	44,029	23,572	9,274	29,396
Touchstone High Yield (Pinnacle Plus™)	51,886	10,696	41,190	52,137	—	13,341	(14,014)	(27,355)	24,782	65,972
Touchstone Large Cap Core Equity (Advantedge ™)	428	334	94	(302)	—	(1,789)	886	2,675	2,373	2,467
Touchstone Large Cap Core Equity (AnnuiChoice II™)	372	170	202	1,519	—	1,420	1,580	160	1,679	1,881

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Affiliated (continued):
Touchstone Large Cap Core Equity (AnnuiChoice ™)	$2,337	$1,469	$868	$(24,769)	$—	$(22,387)	$10,205	$32,592	$7,823	$8,691
Touchstone Large Cap Core Equity (GrandMaster flex3™)	2,646	2,800	(154)	(25,225)	—	(35,650)	2,537	38,187	12,962	12,808
Touchstone Large Cap Core Equity (Grandmaster™)	13,879	9,700	4,179	75,096	—	59,870	68,407	8,537	83,633	87,812
Touchstone Large Cap Core Equity (IQ Annuity™)	6,504	5,277	1,227	(16,764)	—	(82,065)	(31,547)	50,518	33,754	34,981
Touchstone Large Cap Core Equity (Pinnacle Plus™)	8,801	7,010	1,791	(27,039)	—	(67,353)	3,120	70,473	43,434	45,225
Touchstone Mid Cap Growth (Advantedge ™)	46	650	(604)	8,137	—	7,928	6,317	(1,611)	6,526	5,922
Touchstone Mid Cap Growth (AnnuiChoice II™)	116	580	(464)	(2,768)	—	(9,792)	3,180	12,972	10,204	9,740
Touchstone Mid Cap Growth (AnnuiChoice™)	321	1,769	(1,448)	(65,920)	—	(83,579)	11,636	95,215	29,295	27,847
Touchstone Mid Cap Growth (GrandMaster flex3™)	632	4,349	(3,717)	(23,394)	—	(137,479)	(58,583)	78,896	55,502	51,785
Touchstone Mid Cap Growth (Grandmaster™)	488	2,739	(2,251)	(7,076)	—	(66,388)	(18,182)	48,206	41,130	38,879
Touchstone Mid Cap Growth (IQ Annuity™)	560	3,528	(2,968)	(12,699)	—	(55,491)	5,870	61,361	48,662	45,694
Touchstone Mid Cap Growth (Pinnacle Plus™)	2,967	19,894	(16,927)	(302,854)	—	(308,662)	193,976	502,638	199,784	182,857
Touchstone Moderate ETF (Advantedge™)	15,664	7,609	8,055	(278)	—	6,471	38,191	31,720	31,442	39,497
Touchstone Moderate ETF (AnnuiChoice™)	11,509	5,123	6,386	(8,716)	—	44,853	94,412	49,559	40,843	47,229
Touchstone Moderate ETF (GrandMaster flex3™)	24,957	22,451	2,506	2,050	—	(15,070)	102,915	117,985	120,035	122,541
Touchstone Moderate ETF (Grandmaster™)	3,085	2,197	888	3,415	—	3,068	9,005	5,937	9,352	10,240
Touchstone Moderate ETF (IQ Annuity™)	48,515	33,672	14,843	(69,235)	—	(55,360)	198,211	253,571	184,336	199,179
Touchstone Moderate ETF (Pinnacle Plus™)	53,667	41,970	11,697	(32,645)	—	144,258	386,485	242,227	209,582	221,279
Touchstone Moderate ETF Fund (AnnuiChoice II™)	15,678	7,924	7,754	10,471	—	66,120	111,423	45,303	55,774	63,528
Touchstone Money Market (IQ3™)	5,341	72,658	(67,317)	—	—	—	—	—	—	(67,317)
Touchstone Money Market (GrandMaster flex3™)	2,232	28,335	(26,103)	—	—	—	—	—	—	(26,103)
Touchstone Money Market (AnnuiChoice II™)	595	4,120	(3,525)	—	—	—	—	—	—	(3,525)
Touchstone Money Market (Advantedge™)	260	5,461	(5,201)	—	—	—	—	—	—	(5,201)
Touchstone Money Market (Pinnacle Plus™)	2,096	18,652	(16,556)	—	—	—	—	—	—	(16,556)
Touchstone Money Market (AnnuiChoice™)	1,632	9,182	(7,550)	—	—	—	—	—	—	(7,550)
Touchstone Money Market (Grandmaster™)	6,116	58,158	(52,042)	—	—	—	—	—	—	(52,042)
Touchstone Third Avenue Value (Advantedge™)	21,267	4,939	16,328	(22,976)	—	(16,350)	46,065	62,415	39,439	55,767
Touchstone Third Avenue Value (AnnuiChoice II™)	29,874	6,502	23,372	(122,350)	—	(112,595)	75,976	188,571	66,221	89,593
Touchstone Third Avenue Value (AnnuiChoice™)	52,577	11,236	41,341	(394,704)	—	(374,192)	160,866	535,058	140,354	181,695
Touchstone Third Avenue Value (GrandMaster flex3™)	66,670	17,555	49,115	(339,742)	—	(645,565)	(168,966)	476,599	136,857	185,972
Touchstone Third Avenue Value (Grandmaster™)	126,917	28,482	98,435	(632,750)	—	(1,083,617)	(210,614)	873,003	240,253	338,688
Touchstone Third Avenue Value (IQ Annuity™)	121,277	27,545	93,732	(335,273)	—	(973,260)	(407,385)	565,875	230,602	324,334
Touchstone Third Avenue Value (Pinnacle Plus™)	99,875	28,556	71,319	(451,551)	—	(848,657)	(202,972)	645,685	194,134	265,453
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster™)	162,559	126,430	36,129	(94,066)	—	(2,866,951)	(1,646,693)	1,220,258	1,126,192	1,162,321
Fidelity VIP Growth (Grandmaster™)	28,989	64,526	(35,537)	162,540	—	327,325	1,184,757	857,432	1,019,972	984,435
Fidelity VIP High Income (Grandmaster™)	264,432	48,302	216,130	(232,036)	—	(42,205)	377,725	419,930	187,894	404,024
Fidelity VIP II Asset Manager (Grandmaster™)	102,540	65,505	37,035	(32,988)	—	(443,278)	122,120	565,398	532,410	569,445

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Initial Class (continued):
Fidelity VIP II Contrafund (Grandmaster™)	$163,444	$174,304	$(10,860)	$93,923	$—	$(3,788,636)	$(2,035,499)	$1,753,137	$1,847,060	$1,836,200
Fidelity VIP II Index 500 (Grandmaster™)	73,468	49,690	23,778	92,276	65,975	106,099	385,236	279,137	437,388	461,166
Fidelity VIP II Investment Grade Bond (AnnuiChoice™)	4,460	1,191	3,269	2,671	—	1,932	4,279	2,347	5,018	8,287
Fidelity VIP II Investment Grade Bond (Grandmaster™)	85,827	25,785	60,042	(716)	—	455	58,685	58,230	57,514	117,556
Fidelity VIP II Investment Grade Bond (GrandmasterFlex3™)	9,299	3,323	5,976	1,740	—	1,667	6,847	5,180	6,920	12,896
Fidelity VIP II Investment Grade Bond (IQ3™)	6,414	2,079	4,335	783	—	1,055	4,648	3,593	4,376	8,711
Fidelity VIP II Investment Grade Bond (Pinnacle Plus™)	10,564	4,015	6,549	1,797	—	2,170	8,027	5,857	7,654	14,203
Fidelity VIP III Balanced (Grandmaster™)	40,741	22,698	18,043	(30,369)	—	(105,533)	111,496	217,029	186,660	204,703
Fidelity VIP Overseas (AnnuiChoice™)	64	64	—	2,900	—	3,653	1,258	(2,395)	505	505
Fidelity VIP Overseas (AnnuiChoice II™)	135	94	41	(67)	—	(4,403)	(3,404)	999	932	973
Fidelity VIP Overseas (Grandmaster™)	33,246	28,540	4,706	(52,538)	—	(955,263)	(679,419)	275,844	223,306	228,012
Fidelity VIP Overseas (GrandmasterFlex3™)	1,542	1,537	5	(10,152)	—	(4,797)	15,789	20,586	10,434	10,439
Fidelity VIP Overseas (IQ3™)	299	277	22	(2,004)	—	(6,938)	(2,882)	4,056	2,052	2,074
Fidelity VIP Overseas (Pinnacle Plus™)	1,759	2,118	(359)	(26,154)	—	(62,294)	(26,113)	36,181	10,027	9,668
Non-Affiliated Service Class:
Fidelity VIP III Mid Cap (Grandmaster™)	10,493	24,820	(14,327)	(95,524)	—	(995,077)	(444,480)	550,597	455,073	440,746
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Advantedge™)	1,296	1,032	264	(44)	—	4,450	11,762	7,312	7,268	7,532
Fidelity VIP Asset Manager (AnnuiChoice II™)	2,964	1,720	1,244	(274)	—	(2,295)	15,070	17,365	17,091	18,335
Fidelity VIP Asset Manager (AnnuiChoice™)	2,020	1,202	818	(4,954)	—	(18,157)	273	18,430	13,476	14,294
Fidelity VIP Asset Manager (GrandMaster flex3™)	1,046	811	235	(180)	—	(7,654)	(1,614)	6,040	5,860	6,095
Fidelity VIP Asset Manager (IQ3™)	5,468	4,205	1,263	(5,783)	—	(22,120)	15,925	38,045	32,262	33,525
Fidelity VIP Asset Manager (Pinnacle Plus™)	3,152	2,637	515	(1,121)	—	(26,441)	(7,670)	18,771	17,650	18,165
Fidelity VIP Balanced (Advantedge™)	2,976	2,131	845	5,001	—	2,372	14,555	12,183	17,184	18,029
Fidelity VIP Balanced (AnnuiChoice II™)	2,417	1,201	1,216	2,920	—	7,693	18,568	10,875	13,795	15,011
Fidelity VIP Balanced (AnnuiChoice™)	5,209	2,589	2,620	1,451	—	(13,742)	19,956	33,698	35,149	37,769
Fidelity VIP Balanced (GrandMaster flex3™)	6,976	5,489	1,487	(3,325)	—	(33,809)	17,031	50,840	47,515	49,002
Fidelity VIP Balanced (GrandMaster ™)	9,627	4,923	4,704	(10,702)	—	(25,820)	46,042	71,862	61,160	65,864
Fidelity VIP Balanced (IQ3™)	5,479	3,585	1,894	(13,704)	—	(29,894)	15,575	45,469	31,765	33,659
Fidelity VIP Balanced (Pinnacle Plus™)	23,068	18,662	4,406	(10,351)	—	(9,844)	120,471	130,315	119,964	124,370
Fidelity VIP Contrafund (Advantedge™)	11,352	14,335	(2,983)	(7,594)	—	39,544	187,076	147,532	139,938	136,955
Fidelity VIP Contrafund (AnnuiChoice II™)	6,228	8,196	(1,968)	(56,041)	—	(13,113)	132,540	145,653	89,612	87,644
Fidelity VIP Contrafund (AnnuiChoice™)	14,494	14,478	16	(202,044)	—	(402,921)	(1,690)	401,231	199,187	199,203
Fidelity VIP Contrafund (GrandMaster flex3™)	13,391	20,953	(7,562)	(178,534)	—	(536,672)	(161,067)	375,605	197,071	189,509
Fidelity VIP Contrafund (IQ3™)	16,594	23,215	(6,621)	(167,878)	—	(523,615)	(125,814)	397,801	229,923	223,302
Fidelity VIP Contrafund (Pinnacle Plus™)	29,084	44,321	(15,237)	(254,790)	—	(1,001,950)	(380,305)	621,645	366,855	351,618
Fidelity VIP Contrafund Standard (IQ Advisor™)	61	34	27	(15)	—	(2,544)	(1,676)	868	853	880
Fidelity VIP Disclipined Small Cap (AnnuiChoice™)	21	347	(326)	(462)	—	(12,095)	(3,627)	8,468	8,006	7,680
Fidelity VIP Disclipined Small Cap (GrandmasterFlex3™)	4	108	(104)	(25)	—	(1,779)	(136)	1,643	1,618	1,514

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Disclipined Small Cap (Grandmaster™)	$10	$212	$(202)	$(276)	$—	$(5,294)	$(1,372)	$3,922	$3,646	$3,444
Fidelity VIP Disclipined Small Cap (IQ™)	32	745	(713)	(2,099)	—	(15,430)	(1,288)	14,142	12,043	11,330
Fidelity VIP Disclipined Small Cap (Pinnacle Plus™)	298	8,224	(7,926)	(16,921)	—	(9,453)	65,333	74,786	57,865	49,939
Fidelity VIP Disciplined Small Cap (Advantedge™)	8	225	(217)	975	—	2,853	5,200	2,347	3,322	3,105
Fidelity VIP Equity-Income (Advantedge™)	1,649	1,489	160	1,230	—	7,872	19,156	11,284	12,514	12,674
Fidelity VIP Equity-Income (AnnuiChoice II™)	4,846	3,070	1,776	(2,277)	—	29,667	65,744	36,077	33,800	35,576
Fidelity VIP Equity-Income (AnnuiChoice™)	5,540	3,467	2,073	(67,370)	—	(173,786)	(61,171)	112,615	45,245	47,318
Fidelity VIP Equity-Income (GrandMaster flex3™)	2,578	2,586	(8)	(13,121)	—	(76,545)	(42,964)	33,581	20,460	20,452
Fidelity VIP Equity-Income (IQ3™)	6,118	5,447	671	(2,923)	—	84,923	134,503	49,580	46,657	47,328
Fidelity VIP Equity-Income (Pinnacle Plus™)	16,677	17,249	(572)	(52,997)	—	(458,365)	(279,140)	179,225	126,228	125,656
Fidelity VIP Freedom 2010 (Advantedge™)	2,008	1,354	654	3,502	313	(1,304)	2,562	3,866	7,681	8,335
Fidelity VIP Freedom 2010 (GrandmasterFlex3™)	332	154	178	22	52	1,197	1,981	784	858	1,036
Fidelity VIP Freedom 2010 (Grandmaster™)	1,296	611	685	(2,976)	177	(614)	5,493	6,107	3,308	3,993
Fidelity VIP Freedom 2010 (IQ3™)	2,236	1,128	1,108	3,564	331	4,377	4,614	237	4,132	5,240
Fidelity VIP Freedom 2015 (Advantedge™)	3,326	1,732	1,594	115	158	1,614	11,160	9,546	9,819	11,413
Fidelity VIP Freedom 2015 (AnnuiChoiceII™)	354	132	222	(135)	17	(2,439)	(1,267)	1,172	1,054	1,276
Fidelity VIP Freedom 2015 (GrandmasterFlex3™)	181	92	89	(9)	9	(507)	31	538	538	627
Fidelity VIP Freedom 2015 (IQ3™)	8,237	4,016	4,221	7,686	392	15,043	29,112	14,069	22,147	26,368
Fidelity VIP Freedom 2015 (Pinnacle Plus™)	5,490	2,974	2,516	(9,548)	265	(26,090)	(657)	25,433	16,150	18,666
Fidelity VIP Freedom 2020 (Advantedge™)	290	167	123	13	5	(198)	920	1,118	1,136	1,259
Fidelity VIP Freedom 2020 (AnnuiChoiceII™)	824	339	485	(115)	15	(9,043)	(5,742)	3,301	3,201	3,686
Fidelity VIP Freedom 2020 (IQ3™)	4,237	2,206	2,031	232	76	9,503	25,664	16,161	16,469	18,500
Fidelity VIP Freedom 2020 (Pinnacle Plus™)	473	277	196	(312)	9	(5,000)	(2,912)	2,088	1,785	1,981
Fidelity VIP Freedom 2025 (Advantedge™)	273	167	106	26	4	(160)	1,085	1,245	1,275	1,381
Fidelity VIP Freedom 2025 (Pinnacle Plus ™)	33	5	28	—	1	—	35	35	36	64
Fidelity VIP Freedom 2030 (Pinnacle Plus™)	60	41	19	(19)	3	(827)	(503)	324	308	327
Fidelity VIP Growth (Advantedge™)	94	413	(319)	(208)	—	(1,261)	4,219	5,480	5,272	4,953
Fidelity VIP Growth (AnnuiChoice II™)	550	1,751	(1,201)	3,858	—	24,248	53,293	29,045	32,903	31,702
Fidelity VIP Growth (AnnuiChoice™)	313	890	(577)	(7,543)	—	(22,132)	4,183	26,315	18,772	18,195
Fidelity VIP Growth (GrandMaster flex3™)	371	1,680	(1,309)	(12,586)	—	(38,022)	(1,594)	36,428	23,842	22,533
Fidelity VIP Growth (GrandMaster™)	1,192	4,134	(2,942)	(22,925)	—	(63,756)	27,543	91,299	68,374	65,432
Fidelity VIP Growth (IQ3™)	409	1,902	(1,493)	(39,125)	—	(14,002)	21,968	35,970	(3,155)	(4,648)
Fidelity VIP Growth (Pinnacle Plus™)	1,164	4,615	(3,451)	(9,362)	—	(68,970)	8,466	77,436	68,074	64,623
Fidelity VIP High Income (AnnuiChoice II™)	2,986	479	2,507	3,385	—	7,411	6,570	(841)	2,544	5,051
Fidelity VIP High Income (AnnuiChoice™)	31,130	3,782	27,348	(15,719)	—	32,023	63,092	31,069	15,350	42,698
Fidelity VIP High Income (GrandMaster flex3™)	113,499	15,119	98,380	331,351	—	294,803	(39,674)	(334,477)	(3,126)	95,254
Fidelity VIP High Income (IQ3™)	487,047	64,312	422,735	1,014,928	—	1,002,984	10,142	(992,842)	22,086	444,821
Fidelity VIP High Income (Pinnacle Plus™)	20,587	3,691	16,896	(3,719)	—	(2,735)	10,785	13,520	9,801	26,697

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Service Class 2 (continued):
Fidelity VIP High Income (Advantedge™)	$49,929	$6,550	$43,379	$4,219	$—	$5,927	$1,457	$(4,470)	$(251)	$43,128
Fidelity VIP II Index 500 (Advantedge™)	6,336	4,703	1,633	18,952	4,895	46,279	55,708	9,429	33,276	34,909
Fidelity VIP II Index 500 (AnnuiChoice II™)	5,084	2,965	2,119	6,434	4,351	48,837	69,726	20,889	31,674	33,793
Fidelity VIP II Index 500 (AnnuiChoice™)	8,398	4,675	3,723	(45,743)	8,443	(149,142)	(54,631)	94,511	57,211	60,934
Fidelity VIP II Index 500 (GrandmasterFlex3™)	10,120	8,751	1,369	(42,106)	10,014	(179,713)	(79,939)	99,774	67,682	69,051
Fidelity VIP II Index 500 (Grandmaster™)	24,845	18,456	6,389	(83,393)	24,142	(99,045)	121,580	220,625	161,374	167,763
Fidelity VIP II Index 500 (IQ3™)	9,417	7,331	2,086	(18,884)	9,096	(165,628)	(95,264)	70,364	60,576	62,662
Fidelity VIP II Index 500 (Pinnacle Plus™)	23,581	21,046	2,535	(93,718)	23,382	(413,458)	(188,391)	225,067	154,731	157,266
Fidelity VIP Investment Grade Bond (Advantedge™)	8,742	2,401	6,341	997	—	138	47	(91)	906	7,247
Fidelity VIP Investment Grade Bond (AnnuiChoice II™)	10,089	2,349	7,740	1,183	—	3,984	7,151	3,167	4,350	12,090
Fidelity VIP Investment Grade Bond (AnnuiChoice™)	29,257	7,775	21,482	39,429	—	10,691	1,217	(9,474)	29,955	51,437
Fidelity VIP Investment Grade Bond (GrandMaster flex3™)	27,767	9,108	18,659	8,514	—	20,574	25,783	5,209	13,723	32,382
Fidelity VIP Investment Grade Bond (GrandMaster ™)	25,945	7,921	18,024	11,871	—	17,219	21,207	3,988	15,859	33,883
Fidelity VIP Investment Grade Bond (IQ3™)	28,636	9,521	19,115	5,483	—	14,447	27,715	13,268	18,751	37,866
Fidelity VIP Investment Grade Bond (Pinnacle Plus™)	20,053	8,879	11,174	27,782	—	7,914	860	(7,054)	20,728	31,902
Fidelity VIP Mid Cap (AnnuiChoice II™)	915	2,362	(1,447)	507	—	31,274	80,419	49,145	49,652	48,205
Fidelity VIP Mid Cap (AnnuiChoice™)	1,804	4,160	(2,356)	(17,328)	—	(77,505)	36,739	114,244	96,916	94,560
Fidelity VIP Mid Cap (GrandMaster flex3™)	3,125	10,862	(7,737)	(74,024)	—	(136,680)	110,381	247,061	173,037	165,300
Fidelity VIP Mid Cap (Grandmaster™)	2,994	9,147	(6,153)	126,463	—	155,827	186,396	30,569	157,032	150,879
Fidelity VIP Mid Cap (IQ Annuity™)	4,410	13,898	(9,488)	(53,139)	—	(237,535)	55,047	292,582	239,443	229,955
Fidelity VIP Mid Cap (Pinnacle Plus™)	9,150	36,519	(27,369)	(294,797)	—	(310,784)	486,526	797,310	502,513	475,144
Fidelity VIP Mid Cap (Advantedge™)	1,389	4,342	(2,953)	6,990	—	7,636	68,422	60,786	67,776	64,823
Fidelity VIP Overseas (Advantedge™)	2,726	2,712	14	(7,162)	—	1,252	29,420	28,168	21,006	21,020
Fidelity VIP Overseas (AnnuiChoice II™)	2,331	1,832	499	1,937	—	28,729	46,686	17,957	19,894	20,393
Fidelity VIP Overseas (AnnuiChoice™)	4,888	3,741	1,147	(64,638)	—	(140,598)	(37,853)	102,745	38,107	39,254
Fidelity VIP Overseas (GrandMaster flex3™)	3,046	3,844	(798)	(66,281)	—	(65,097)	23,866	88,963	22,682	21,884
Fidelity VIP Overseas (GrandMaster™)	2,854	2,768	86	(14,424)	—	(21,161)	18,111	39,272	24,848	24,934
Fidelity VIP Overseas (IQ3™)	6,882	7,499	(617)	(57,907)	—	(120,622)	(4,717)	115,905	57,998	57,381
Fidelity VIP Overseas (Pinnacle Plus™)	5,753	7,449	(1,696)	(72,213)	—	(82,112)	32,968	115,080	42,867	41,171
Non-Affiliated Class 1:
JPMorgan IT Mid Cap (IQ3™)	485	606	(121)	199	—	8,962	17,255	8,293	8,492	8,371
JPMorgan IT Mid Cap (Grandmaster™)	779	825	(46)	3,217	—	14,484	22,997	8,513	11,730	11,684
JPMorgan IT Mid Cap (GrandMaster flex3™)	1,074	1,417	(343)	2,317	—	20,793	36,856	16,063	18,380	18,037
JPMorgan IT Mid Cap (Pinnacle Plus™)	6,447	8,126	(1,679)	59,310	—	120,491	153,199	32,708	92,018	90,339
JPMorgan IT Mid Cap (AnnuiChoice™)	2,138	1,506	632	17,513	—	39,498	53,605	14,107	31,620	32,252
Van Kampen UIF Emerging Markets Debt (AnnuiChoice™)	1,357	330	1,027	284	—	1,051	2,469	1,418	1,702	2,729
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3™)	398	152	246	(14)	—	268	779	511	497	743
Van Kampen UIF Emerging Markets Debt (IQ3™)	247	98	149	(115)	—	(209)	232	441	326	475

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Class 1 (continued):
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)	$162	$88	$74	$(322)	$—	$(6,529)	$(4,376)	$2,153	$1,831	$1,905
Van Kampen UIF U.S. Real Estate (AnnuiChoice™)	1,038	468	570	(481)	—	(8,752)	2,883	11,635	11,154	11,724
Van Kampen UIF U.S. Real Estate (GrandMaster flex3™)	3,041	2,151	890	(56,247)	—	(108,161)	(19,308)	88,853	32,606	33,496
Van Kampen UIF U.S. Real Estate (IQ3™)	1,845	1,262	583	(4,848)	—	(75,030)	(49,362)	25,668	20,820	21,403
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity™)	5,424	4,276	1,148	(13,753)	—	7,232	44,135	36,903	23,150	24,298
Franklin Growth and Income Securities (Advantedge™)	1,927	813	1,114	(887)	—	(4,366)	3,800	8,166	7,279	8,393
Franklin Growth and Income Securities (AnnuiChoice II™)	2,231	736	1,495	(1,039)	—	(4,293)	5,424	9,717	8,678	10,173
Franklin Growth and Income Securities (AnnuiChoice™)	16,694	7,150	9,544	(83,819)	—	(220,174)	39,565	259,739	175,920	185,464
Franklin Growth and Income Securities (GrandMaster flex3™)	15,549	5,842	9,707	(18,676)	—	(131,739)	(54,972)	76,767	58,091	67,798
Franklin Growth and Income Securities (Grandmaster™)	26,092	10,036	16,056	83,967	—	60,142	100,493	40,351	124,318	140,374
Franklin Growth and Income Securities (IQ Annuity™)	30,242	12,187	18,055	(99,345)	—	(385,993)	(187,045)	198,948	99,603	117,658
Franklin Growth and Income Securities (Pinnacle Plus™)	31,896	14,661	17,235	(94,835)	—	(476,929)	(280,747)	196,182	101,347	118,582
Franklin Income Securities (Advantedge™)	7,612	1,834	5,778	(1,002)	—	5,431	12,578	7,147	6,145	11,923
Franklin Income Securities (AnnuiChoice II™)	18,999	3,133	15,866	(4,299)	—	3,430	22,705	19,275	14,976	30,842
Franklin Income Securities (AnnuiChoice™)	23,615	3,620	19,995	(19,356)	—	(61,129)	(24,106)	37,023	17,667	37,662
Franklin Income Securities (GrandMaster flex3™)	139,203	33,004	106,199	(50,405)	—	(272,124)	(114,529)	157,595	107,190	213,389
Franklin Income Securities (Grandmaster™)	107,908	22,096	85,812	47,922	—	110,507	145,079	34,572	82,494	168,306
Franklin Income Securities (IQ Annuity™)	83,116	17,996	65,120	(44,438)	—	(141,632)	(32,493)	109,139	64,701	129,821
Franklin Income Securities (Pinnacle Plus™)	106,502	26,778	79,724	(40,379)	—	(249,997)	(129,935)	120,062	79,683	159,407
Franklin Income Securities (Pinnacle Plus Reduced M&E ™) (November1)*	—	19	(19)	—	—	—	168	168	168	149
Franklin Large Cap Growth Securities (Advantedge™)	529	1,080	(551)	1,541	—	7,481	14,110	6,629	8,170	7,619
Franklin Large Cap Growth Securities (AnnuiChoice II™)	741	1,040	(299)	(5,717)	—	(14,575)	(446)	14,129	8,412	8,113
Franklin Large Cap Growth Securities (AnnuiChoice™)	426	561	(135)	(9,811)	—	(8,000)	6,761	14,761	4,950	4,815
Franklin Large Cap Growth Securities (GrandMaster flex3™)	690	1,019	(329)	(10,837)	—	(5,520)	8,848	14,368	3,531	3,202
Franklin Large Cap Growth Securities (Grandmaster™)	489	810	(321)	(1,413)	—	(14,381)	(6,508)	7,873	6,460	6,139
Franklin Large Cap Growth Securities (IQ Annuity™)	1,629	2,940	(1,311)	(15,985)	—	(53,064)	(18,011)	35,053	19,068	17,757
Franklin Large Cap Growth Securities (Pinnacle Plus™)	1,704	3,902	(2,198)	(19,464)	—	(40,174)	3,460	43,634	24,170	21,972
Franklin Mutual Shares Securities (Advantedge™)	12,111	11,572	539	(16,053)	—	11,195	92,120	80,925	64,872	65,411
Franklin Mutual Shares Securities (AnnuiChoice II™)	2,011	1,518	493	(8,257)	—	(25,170)	(5,432)	19,738	11,481	11,974
Franklin Mutual Shares Securities (AnnuiChoice™)	7,828	4,569	3,259	(20,798)	—	(68,615)	5,007	73,622	52,824	56,083
Franklin Mutual Shares Securities (GrandMaster flex3™)	18,936	18,714	222	(34,792)	—	(357,380)	(212,257)	145,123	110,331	110,553
Franklin Mutual Shares Securities (IQ Annuity™)	5,050	4,875	175	(23,208)	—	(63,901)	(10,722)	53,179	29,971	30,146
Franklin Mutual Shares Securities (Pinnacle Plus™)	15,824	17,704	(1,880)	(67,152)	—	(386,825)	(222,549)	164,276	97,124	95,244
Franklin Mutual Shares Securities Standard (IQ Advisor™)	173	65	108	(14)	—	(2,482)	(1,463)	1,019	1,005	1,113
Franklin Mutual Shares Securities(Grandmaster™)	18,819	17,130	1,689	(197,817)	—	(68,949)	250,047	318,996	121,179	122,868
Franklin Small Cap Value Securities (Advantedge™)	817	1,743	(926)	7,056	—	4,088	24,004	19,916	26,972	26,046
Franklin Small Cap Value Securities (AnnuiChoice II™)	45	62	(17)	207	—	110	1,424	1,314	1,521	1,504

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Class 2 (continued):
Franklin Small Cap Value Securities (AnnuiChoice™)	$958	$1,230	$(272)	$(7,500)	$—	$3,307	$39,382	$36,075	$28,575	$28,303
Franklin Small Cap Value Securities (GrandmasterFlex3™)	531	1,058	(527)	(2,915)	—	(20,602)	(1,677)	18,925	16,010	15,483
Franklin Small Cap Value Securities (Grandmaster™)	7,663	13,463	(5,800)	140,209	—	98,093	212,608	114,515	254,724	248,924
Franklin Small Cap Value Securities (IQ3 ™)	348	731	(383)	1,158	—	5,914	18,503	12,589	13,747	13,364
Franklin Small Cap Value Securities (Pinnacle Plus ™)	7,670	12,917	(5,247)	(45,915)	—	(67,913)	97,915	165,828	119,913	114,666
Templeton Foreign Securities Fund (AnnuiChoice II™)	2,099	1,200	899	(4,766)	—	(1,490)	12,184	13,674	8,908	9,807
Templeton Foreign Securities Fund (AnnuiChoice ™)	1,900	1,144	756	(15,362)	—	4,636	24,465	19,829	4,467	5,223
Templeton Foreign Securities Fund (Advantedge™)	2,490	2,159	331	(2,187)	—	5,247	18,620	13,373	11,186	11,517
Templeton Foreign Securities Fund (GrandMaster flex3™)	7,040	5,672	1,368	(30,999)	—	(114,241)	(66,543)	47,698	16,699	18,067
Templeton Foreign Securities Fund (Grandmaster™)	4,141	4,210	(69)	25,209	—	33,945	19,233	(14,712)	10,497	10,428
Templeton Foreign Securities Fund (Pinnacle Plus™)	11,394	11,776	(382)	(177,623)	—	(163,720)	47,739	211,459	33,836	33,454
Templeton Growth Securities (Advantedge™)	928	1,043	(115)	(1,107)	—	(4,523)	1,484	6,007	4,900	4,785
Templeton Growth Securities (AnnuiChoice II™)	514	433	81	(1,323)	—	(4,263)	(816)	3,447	2,124	2,205
Templeton Growth Securities (AnnuiChoice™)	1,222	786	436	(3,993)	—	(10,495)	637	11,132	7,139	7,575
Templeton Growth Securities (GrandMaster flex3™)	11,186	12,859	(1,673)	(51,843)	—	(323,880)	(227,374)	96,506	44,663	42,990
Templeton Growth Securities (Grandmaster™)	2,138	3,091	(953)	40,233	—	6,906	10,385	3,479	43,712	42,759
Templeton Growth Securities (IQ Annuity™)	10,463	11,178	(715)	(8,462)	—	(40,438)	14,335	54,773	46,311	45,596
Templeton Growth Securities (Pinnacle Plus™)	6,640	9,633	(2,993)	(207,112)	—	(202,596)	29,211	231,807	24,695	21,702
Templeton Growth Securities Standard (IQ Advisor™)	69	30	39	(10)	—	(1,570)	(1,251)	319	309	348
Invesco Van Kampen VI Comstock (AnnuiChoice™)	34	285	(251)	6,044	—	6,115	4,679	(1,436)	4,608	4,357
Invesco Van Kampen VI Comstock (GrandMaster flex3™)	190	1,918	(1,728)	3,016	—	26,565	39,463	12,898	15,914	14,186
Invesco Van Kampen VI Comstock (Grandmaster™)	96	1,006	(910)	(1,551)	—	(20,636)	(7,912)	12,724	11,173	10,263
Invesco Van Kampen VI Comstock (IQ Annuity™)	29	323	(294)	(1,133)	—	(1,240)	3,177	4,417	3,284	2,990
Invesco Van Kampen VI Comstock (Pinnacle Plus™)	217	10,543	(10,326)	(4,461)	—	(5,651)	54,978	60,629	56,168	45,842
Invesco Van Kampen VI Comstock (AnnuiChoice II™)	12	103	(91)	310	—	1,617	2,688	1,071	1,381	1,290
Invesco Van Kampen VI Capital Growth (AnnuiChoice™)	—	51	(51)	13	—	1,179	2,113	934	947	896
Invesco Van Kampen VI Capital Growth (GrandMaster flex3™)	—	67	(67)	—	—	27	831	804	804	737
Invesco Van Kampen VI Capital Growth (Grandmaster™)	—	1,412	(1,412)	24,043	—	28,802	18,644	(10,158)	13,885	12,473
Invesco Van Kampen VI Capital Growth (Pinnacle Plus™)	—	11,889	(11,889)	27,172	—	40,657	90,383	49,726	76,898	65,009
Invesco Van Kampen VI Capital Growth (Advantedge™)	—	165	(165)	139	—	111	1,887	1,776	1,915	1,750
Invesco Van Kampen VI Capital Growth (AnnuiChoice II™)	—	105	(105)	184	—	1,038	2,885	1,847	2,031	1,926
Invesco Van Kampen VI Mid Cap Value (IQ Annuity™)	9	50	(41)	8	—	15	1,452	1,437	1,445	1,404
Invesco Van Kampen VI Mid Cap Value(AnnuiChoice II™)	142	201	(59)	547	—	2,382	5,344	2,962	3,509	3,450
Invesco Van Kampen VI Mid Cap Value(Advantedge™)	1,183	2,308	(1,125)	12,479	—	25,802	42,487	16,685	29,164	28,039
Invesco Van Kampen VI Mid Cap Value(Grandmaster™)	874	1,103	(229)	11,832	—	1,256	9,939	8,683	20,515	20,286
Invesco Van Kampen VI Mid Cap Value(Pinnacle Plus™)	6,397	8,648	(2,251)	(6,754)	—	290	51,347	51,057	44,303	42,052
Van Kampen UIF Emerging Markets Debt (Advantedge™)	5,820	2,159	3,661	(708)	—	2,125	8,794	6,669	5,961	9,622
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II™)	1,657	480	1,177	(43)	—	(698)	1,410	2,108	2,065	3,242

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Class 2 (continued):
Van Kampen UIF Emerging Markets Debt (AnnuiChoice™)	$7,433	$1,777	$5,656	$(140)	$—	$(241)	$7,698	$7,939	$7,799	$13,455
Van Kampen UIF Emerging Markets Debt (GrandmasterFlex3™)	4,468	1,707	2,761	(128)	—	(4,945)	669	5,614	5,486	8,247
Van Kampen UIF Emerging Markets Debt (Grandmaster™)	937	324	613	51	—	(194)	1,088	1,282	1,333	1,946
Van Kampen UIF Emerging Markets Debt (IQ3™)	4,390	1,576	2,814	1,763	—	6,040	10,221	4,181	5,944	8,758
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus™)	10,657	4,335	6,322	(9,992)	—	(10,409)	11,115	21,524	11,532	17,854
Van Kampen UIF Emerging Markets Equity (Advantedge™)	1,454	3,840	(2,386)	6,209	—	35,059	73,656	38,597	44,806	42,420
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II™)	517	1,027	(510)	(807)	—	2,277	18,490	16,213	15,406	14,896
Van Kampen UIF Emerging Markets Equity (AnnuiChoice™)	2,084	3,901	(1,817)	82,894	—	148,157	122,219	(25,938)	56,956	55,139
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3™)	3,638	9,754	(6,116)	(78,753)	—	79,720	237,616	157,896	79,143	73,027
Van Kampen UIF Emerging Markets Equity (Grandmaster™)	5,791	14,015	(8,224)	(283,414)	—	(190,512)	263,417	453,929	170,515	162,291
Van Kampen UIF Emerging Markets Equity (IQ Annuity™)	2,419	5,994	(3,575)	(7,123)	—	56,937	137,566	80,629	73,506	69,931
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus™)	6,021	19,522	(13,501)	92,270	—	95,351	167,707	72,356	164,626	151,125
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)	940	563	377	(4,594)	—	(22,171)	(6,427)	15,744	11,150	11,527
Van Kampen UIF U.S. Real Estate (AnnuiChoice™)	325	177	148	87	—	4,073	7,911	3,838	3,925	4,073
Van Kampen UIF U.S. Real Estate (Pinnacle Plus™)	25,936	18,840	7,096	(134,091)	—	(191,671)	167,527	359,198	225,107	232,203
Van Kampen UIF U.S. Real Estate (Advantedge™)	727	685	42	6,529	—	4,197	6,716	2,519	9,048	9,090
Van Kampen UIF U.S. Real Estate (GrandmasterFlex3™)	1,526	1,190	336	(15,137)	—	(23,958)	9,554	33,512	18,375	18,711
Van Kampen UIF U.S. Real Estate (Grandmaster™)	6,036	4,094	1,942	(4,378)	—	(20,200)	53,216	73,416	69,038	70,980
Van Kampen UIF U.S. Real Estate (IQ3 ™)	2,697	1,963	734	(16)	—	22,597	54,706	32,109	32,093	32,827
Non-Affiliated Class B:
Columbia VIT Mid Cap (Advantedge ™)	32	55	(23)	38	—	—	1,017	1,017	1,055	1,032
Columbia VIT Mid Cap (Grandmaster™)	400	528	(128)	1,323	—	3,500	10,494	6,994	8,317	8,189
Columbia VIT Mid Cap (Grandmaster flex3 ™)	—	—	—	—	—	—	—	—	—	—
Columbia VIT Mid Cap (Pinnacle Plus™)	144	358	(214)	(6)	—	92	7,840	7,748	7,742	7,528
Columbia VIT Small Cap (Advantedge™)	217	524	(307)	3,994	—	172	6,083	5,911	9,905	9,598
Columbia VIT Small Cap (AnnuiChoice II ™)	—	3	(3)	(191)	—	—	67	67	(124)	(127)
Columbia VIT Small Cap (Grandmaster™)	467	576	(109)	1,468	—	1,611	10,129	8,518	9,986	9,877
Columbia VIT Small Cap (Pinnacle Plus™)	357	1,028	(671)	515	—	131	21,067	20,936	21,451	20,780
DWS Small Cap Index VIP (AnnuiChoice II™)	122	211	(89)	(2,609)	—	(3,934)	2,483	6,417	3,808	3,719
DWS Small Cap Index VIP (AnnuiChoice™)	683	897	(214)	(21,240)	—	(10,122)	26,293	36,415	15,175	14,961
DWS Small Cap Index VIP (GrandMaster flex3™)	574	1,371	(797)	2,220	—	17,417	35,769	18,352	20,572	19,775
DWS Small Cap Index VIP (Grandmaster™)	94	214	(120)	(545)	—	(461)	3,903	4,364	3,819	3,699
DWS Small Cap Index VIP (IQ3™)	563	1,277	(714)	(848)	—	(25,761)	(4,313)	21,448	20,600	19,886
DWS Small Cap Index VIP (Pinnacle Plus™)	1,862	4,891	(3,029)	(12,089)	—	(74,487)	4,984	79,471	67,382	64,353
DWS Small Cap Index VIP (Advantedge™)	40	73	(33)	698	—	835	555	(280)	418	385
Non-Affiliated Advisor Class:
Pimco VIT All Asset (IQ Annuity™)	8,019	1,616	6,403	1,269	—	11,080	15,966	4,886	6,155	12,558
Pimco VIT All Asset (Pinnacle Plus™)	11,377	2,687	8,690	1,486	—	996	6,875	5,879	7,365	16,055

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Advisor Class (continued):
Pimco VIT All Asset (Grandmaster™)	$49,039	$7,764	$41,275	$5,987	$—	$(139)	$8,867	$9,006	$14,993	$56,268
Pimco VIT All Asset (GrandMaster flex3™)	7,412	1,408	6,004	16	—	(210)	3,578	3,788	3,804	9,808
Pimco VIT All Asset (Advantedge™)	15,539	3,525	12,014	2,664	—	(4,425)	1,921	6,346	9,010	21,024
Pimco VIT All Asset (AnnuiChoice II™)	18,996	3,208	15,788	(3,153)	—	(17,428)	63	17,491	14,338	30,126
Pimco VIT All Asset (AnnuiChoice™)	4,346	700	3,646	(740)	—	(6,446)	(1,662)	4,784	4,044	7,690
Pimco VIT Commodity Real Return Strategy (Advantedge™)	38,511	3,329	35,182	(18,539)	—	(29,171)	6,833	36,004	17,465	52,647
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II™)	33,792	2,030	31,762	(9,398)	—	(6,758)	27,824	34,582	25,184	56,946
Pimco VIT Commodity Real Return Strategy (AnnuiChoice™)	8,837	469	8,368	(3,510)	—	(707)	6,099	6,806	3,296	11,664
Pimco VIT Commodity Real Return Strategy (Grandmaster™)	71,256	5,412	65,844	(19,059)	—	21,401	76,709	55,308	36,249	102,093
Pimco VIT Commodity Real Return Strategy (IQ Annuity™)	27,136	2,325	24,811	(10,164)	—	4,904	25,647	20,743	10,579	35,390
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3™)	11,847	977	10,870	(10,455)	—	(5,156)	8,038	13,194	2,739	13,609
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus™)	59,379	5,255	54,124	1,751	—	6,162	37,831	31,669	33,420	87,544
Pimco VIT Low Duration (IQ Annuity™)	1,784	1,291	493	481	—	(529)	1,227	1,756	2,237	2,730
Pimco VIT Low Duration (Grandmaster™)	1,578	1,139	439	1,522	—	(75)	1,044	1,119	2,641	3,080
Pimco VIT Low Duration (GrandMaster flex3™)	3,439	2,841	598	(139)	—	(3,441)	1,683	5,124	4,985	5,583
Pimco VIT Low Duration (Advantedge™)	3,844	2,899	945	305	—	(702)	3,202	3,904	4,209	5,154
Pimco VIT Low Duration (AnnuiChoice II™)	1,162	558	604	(15)	—	(146)	768	914	899	1,503
Pimco VIT Low Duration (AnnuiChoice™)	4,340	2,408	1,932	135	—	(8,647)	(445)	8,202	8,337	10,269
Pimco VIT Low Duration (Pinnacle Plus™)	4,900	4,380	520	460	—	1,751	9,049	7,298	7,758	8,278
Pimco VIT Real Return (AnnuiChoice II™)	1,576	753	823	85	72	103	2,642	2,539	2,696	3,519
Pimco VIT Real Return (Advantedge™)	2,004	1,268	736	77	97	67	1,461	1,394	1,568	2,304
Pimco VIT Real Return (AnnuiChoice™)	5,478	2,345	3,133	1,693	267	(3,282)	5,835	9,117	11,077	14,210
Pimco VIT Real Return (Grandmaster flex3™)	2,168	1,533	635	2,239	86	277	2,971	2,694	5,019	5,654
Pimco VIT Real Return (Grandmaster™)	1,960	1,192	768	3,336	85	1,860	3,069	1,209	4,630	5,398
Pimco VIT Real Return (IQ Annuity™)	4,797	3,259	1,538	700	179	712	11,887	11,175	12,054	13,592
Pimco VIT Real Return (Pinnacle Plus™)	4,037	3,157	880	7,646	163	2,135	5,190	3,055	10,864	11,744
Pimco VIT Total Return (Advantedge™)	135,481	38,652	96,829	11,757	4,961	(5,889)	14,381	20,270	36,988	133,817
Pimco VIT Total Return (AnnuiChoice II™)	58,707	12,532	46,175	10,949	2,088	15,382	23,381	7,999	21,036	67,211
Pimco VIT Total Return (AnnuiChoice™)	68,319	13,795	54,524	23,872	2,270	22,157	34,082	11,925	38,067	92,591
Pimco VIT Total Return (Grandmaster flex3™)	30,480	8,734	21,746	4,584	1,088	2,763	6,076	3,313	8,985	30,731
Pimco VIT Total Return (Grandmaster™)	48,528	12,297	36,231	5,162	1,711	403	11,782	11,379	18,252	54,483
Pimco VIT Total Return (IQ Annuity™)	46,837	12,354	34,483	8,928	1,690	8,093	13,745	5,652	16,270	50,753
Pimco VIT Total Return (Pinnacle Plus™)	28,423	7,575	20,848	5,957	1,114	(1,410)	(8,935)	(7,525)	(454)	20,394
Non-Affiliated Investor Class:
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus™)	—	203	(203)	184	—	1,252	2,624	1,372	1,556	1,353
Rydex SGI VT U.S. Long Short Momentum (Advantedge™)	—	798	(798)	(2,562)	—	(9,200)	(961)	8,239	5,677	4,879
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II™)	—	325	(325)	(192)	—	(5,828)	(2,127)	3,701	3,509	3,184
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice™)	—	33	(33)	(6)	—	343	706	363	357	324

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Investor Class:
Rydex SGI VT U.S. Long Short Momentum (Grandmaster™)	$—	$21	$(21)	$(61)	$—	$(258)	$(40)	$218	$157	$136
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity™)	—	154	(154)	29	—	26	1,828	1,802	1,831	1,677
Rydex SGI VT Alternative Strategies Allocation (Advantedge™)	82	428	(346)	(14)	—	266	217	(49)	(63)	(409)
Rydex SGI VT Alternative Strategies Allocation (Annuichoice™)	460	1,434	(974)	(18)	—	3,745	7,241	3,496	3,478	2,504
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II™)	382	1,172	(790)	(168)	—	112	4,435	4,323	4,155	3,365
Rydex SGI VT Alternative Strategies Allocation (Grandmaster ™)	79	254	(175)	(1)	—	—	1,055	1,055	1,054	879
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)	66	253	(187)	—	—	—	903	903	903	716
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus™)	15	69	(54)	(3)	—	(4)	125	129	126	72
Rydex SGI VT Managed Futures Strategies (Advantedge™)	—	1,440	(1,440)	(7,020)	—	(857)	3,586	4,443	(2,577)	(4,017)
Rydex SGI VT Managed Futures Strategies (Annuichoice™)	—	2,105	(2,105)	(20,853)	—	5,906	(974)	(6,880)	(27,733)	(29,838)
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus™)	—	2,459	(2,459)	(11,800)	—	(4,110)	(1,664)	2,446	(9,354)	(11,813)
Rydex SGI VT Managed Futures Strategies (Grandmaster™)	—	1,144	(1,144)	(13,276)	—	5,205	104	(5,101)	(18,377)	(19,521)
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3™)	—	114	(114)	(409)	—	(28)	(87)	(59)	(468)	(582)
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II™)	—	2,431	(2,431)	(30,142)	—	5,646	(515)	(6,161)	(36,303)	(38,734)
Rydex SGI VT Multi-Hedge Strategies (Advantedge™)	—	1,455	(1,455)	(2,589)	—	(3,171)	4,669	7,840	5,251	3,796
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II™)	—	1,674	(1,674)	(25,767)	—	(25,149)	3,570	28,719	2,952	1,278
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice™)	—	1,510	(1,510)	(10,523)	—	(28,461)	(9,122)	19,339	8,816	7,306
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3™)	—	314	(314)	(68)	—	(459)	833	1,292	1,224	910
Rydex SGI VT Multi-Hedge Strategies (Grandmaster™)	—	702	(702)	144	—	551	3,544	2,993	3,137	2,435
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity™)	—	1,608	(1,608)	(992)	—	874	6,160	5,286	4,294	2,686
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus™)	—	821	(821)	3,332	—	908	2,045	1,137	4,469	3,648

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated:
Touchstone Aggressive ETF (Advantedge™)	$405	$(1,983)	$20,753	$19,175	$107,164	$—	$488	$(1,231)	$106,421	$125,596	$78,824	$204,420	11,842	(134)	79	11,787
Touchstone Aggressive ETF (AnnuiChoice™)	2,167	(4,380)	41,874	39,661	150	(1,416)	(17,543)	(141)	(18,950)	20,711	340,889	361,600	14	(144)	(1,598)	(1,728)
Touchstone Aggressive ETF (GrandMaster flex3™)	225	(5,432)	57,996	52,789	—	(21,450)	(11,469)	(315)	(33,234)	19,555	479,592	499,147	—	(2,020)	(1,075)	(3,095)
Touchstone Aggressive ETF (Grandmaster™)	33	(80)	1,262	1,215	—	—	(6)	(19)	(25)	1,190	10,435	11,625	—	(2)	(1)	(3)
Touchstone Aggressive ETF (IQ Annuity™)	1,025	(3,219)	58,274	56,080	—	(5,614)	10,011	(342)	4,055	60,135	478,955	539,090	—	(571)	992	421
Touchstone Aggressive ETF (Pinnacle Plus™)	72	(7,108)	16,091	9,055	38,740	(1,804)	(16,865)	(162)	19,909	28,964	73,507	102,471	3,719	(354)	(1,539)	1,826
Touchstone Aggressive ETF Fund (AnnuiChoice II™)	3,015	1,624	62,797	67,436	3,100	(835)	—	(510)	1,755	69,191	566,814	636,005	232	(103)	(1)	128
Touchstone Baron Small Cap (Advantedge™)	(3,710)	18,472	40,420	55,182	118,588	(2,867)	3,625	(672)	118,674	173,856	169,976	343,832	11,853	(341)	493	12,005
Touchstone Baron Small Cap (AnnuiChoice II™)	(6,053)	(5,890)	191,864	179,921	11,476	(978)	894,022	(74)	904,446	1,084,367	124,894	1,209,261	1,034	(97)	85,472	86,409
Touchstone Baron Small Cap (AnnuiChoice™)	(2,450)	25,160	64,569	87,279	4,409	(14,464)	423,347	(50)	413,242	500,521	69,526	570,047	250	(835)	25,138	24,553
Touchstone Baron Small Cap (GrandMaster flex3™)	(8,401)	(45,057)	166,411	112,953	90	(27,760)	1,268	(303)	(26,705)	86,248	528,464	614,712	6	(1,846)	(125)	(1,965)
Touchstone Baron Small Cap (Grandmaster™)	(3,694)	71,796	7,432	75,534	5	(23,637)	(4,694)	(61)	(28,387)	47,147	318,878	366,025	0	(1,754)	32	(1,722)
Touchstone Baron Small Cap (IQ Annuity™)	(15,534)	(78,999)	321,399	226,866	51,906	(101,057)	(1,259)	(347)	(50,757)	176,109	1,041,969	1,218,078	2,966	(6,214)	(256)	(3,504)
Touchstone Baron Small Cap (Pinnacle Plus™)	(16,864)	(184,808)	363,121	161,449	145,496	(151,771)	528,057	(598)	521,184	682,633	552,052	1,234,685	13,368	(15,022)	32,428	30,774
Touchstone Conservative ETF (AnnuiChoice II™)	5,905	3,254	30,340	39,499	3,100	(20,089)	883	(2,981)	(19,087)	20,412	535,576	555,988	259	(1,983)	72	(1,652)
Touchstone Conservative ETF (Advantedge™)	200	70	1,706	1,976	—	—	519	(231)	288	2,264	28,075	30,339	—	(22)	48	26
Touchstone Conservative ETF (AnnuiChoice™)	138	14	656	808	—	—	(1)	(17)	(18)	790	10,473	11,263	—	(1)	—	(1)
Touchstone Conservative ETF (GrandMaster flex3™)	9,553	20,786	88,162	118,501	—	(310,348)	114,996	(182)	(195,534)	(77,033)	1,759,314	1,682,281	—	(26,860)	10,045	(16,815)
Touchstone Conservative ETF (Grandmaster™)	1,804	2,767	10,940	15,511	—	(20,658)	(5,632)	(18)	(26,308)	(10,797)	231,822	221,025	—	(1,791)	(492)	(2,283)
Touchstone Conservative ETF (IQ Annuity™)	14,836	(19,857)	119,479	114,458	61,600	(252,596)	224,735	(976)	32,763	147,221	1,620,755	1,767,976	5,163	(21,831)	19,150	2,482
Touchstone Conservative ETF (Pinnacle Plus™)	5,558	6,661	67,341	79,560	58,742	(56,918)	(111,811)	(659)	(110,646)	(31,086)	1,190,188	1,159,102	5,181	(6,008)	(8,742)	(9,569)
Touchstone Conservative ETF (Pinnacle Plus Reduced M&E ™) (November 1)*	362	—	(167)	195	—	—	17,933	—	17,933	18,128	—	18,128	—	—	1,795	1,795
Touchstone Core Bond (Advantedge ™) (April 6)*	3,400	205	244	3,849	123,678	—	(1,572)	(756)	121,350	125,199	—	125,199	11,153	(66)	(144)	10,943
Touchstone Core Bond (AnnuiChoice II™)	2,974	817	3,714	7,505	4,054	(19,671)	1,967	(167)	(13,817)	(6,312)	121,316	115,004	349	(1,657)	163	(1,145)
Touchstone Core Bond (AnnuiChoice™)	11,184	5,298	5,378	21,860	8	(50,563)	195,821	(423)	144,843	166,703	224,788	391,491	1	(3,709)	14,419	10,711
Touchstone Core Bond (GrandMaster flex3™)	2,731	6,471	4,328	13,530	1,000	(68,713)	(33,257)	(171)	(101,141)	(87,611)	255,038	167,427	79	(5,349)	(2,559)	(7,829)
Touchstone Core Bond (Grandmaster™)	13,899	6,120	14,160	34,179	—	(28,377)	(6,479)	(17)	(34,873)	(694)	572,892	572,198	—	(2,290)	(540)	(2,830)
Touchstone Core Bond (IQ Annuity™)	4,508	1,974	2,458	8,940	25,000	(50,648)	16,085	(243)	(9,806)	(866)	164,340	163,474	1,811	(3,854)	1,253	(790)
Touchstone Core Bond (Pinnacle Plus™)	12,950	4,945	10,470	28,365	25,339	(66,200)	76,150	(179)	35,110	63,475	505,723	569,198	2,088	(5,939)	6,655	2,804
Touchstone Enhanced ETF (Advantedge™)	1,248	(4,842)	15,496	11,902	43,121	(471)	7,912	(872)	49,690	61,592	105,687	167,279	4,544	(149)	892	5,287
Touchstone Enhanced ETF (AnnuiChoice™)	(1,615)	(507,795)	448,955	(60,455)	—	(117,995)	(1,063,103)	(1,491)	(1,182,589)	(1,243,044)	1,703,233	460,189	—	(11,282)	(109,467)	(120,749)
Touchstone Enhanced ETF (GrandMaster flex3™)	2,301	(228,161)	304,613	78,753	180	(9,922)	(273,982)	(445)	(284,169)	(205,416)	1,139,654	934,238	17	(970)	(26,922)	(27,875)
Touchstone Enhanced ETF (Grandmaster™)	(1,100)	(207,136)	225,710	17,474	—	(166,923)	(331,601)	(160)	(498,684)	(481,210)	693,792	212,582	—	(15,472)	(32,372)	(47,844)
Touchstone Enhanced ETF (IQ Annuity™)	2,516	(46,557)	91,502	47,461	2,500	(32,882)	(14,135)	(222)	(44,739)	2,722	522,388	525,110	243	(3,188)	(1,332)	(4,277)
Touchstone Enhanced ETF (Pinnacle Plus™)	663	(74,978)	110,578	36,263	4,440	(3,782)	(85,457)	(400)	(85,199)	(48,936)	481,221	432,285	803	(930)	(8,324)	(8,451)
Touchstone Enhanced ETF Fund (AnnuiChoice II™)	1,334	4,753	10,396	16,483	34,106	(20,056)	519	(365)	14,204	30,687	135,644	166,331	2,736	(1,580)	53	1,209
Touchstone GMAB Aggressive ETF Fund (AnnuiChoice II™)	(287)	1,569	26,906	28,188	—	(3,224)	—	(611)	(3,835)	24,353	256,217	280,570	—	(312)	—	(312)
Touchstone High Yield (Advantedge ™) (November 30)*	428	—	(400)	28	—	—	4,966	—	4,966	4,994	—	4,994	—	—	408	408
Touchstone High Yield (AnnuiChoice II™)	749	30	157	936	2,050	(43)	1	(20)	1,988	2,924	6,887	9,811	173	(5)	—	168
Touchstone High Yield (AnnuiChoice™)	20,206	6,033	(1,622)	24,617	4,391	(20,392)	143,027	(283)	126,743	151,360	104,084	255,444	245	(1,187)	8,671	7,729
Touchstone High Yield (GrandMaster flex3™)	23,941	4,031	13,519	41,491	—	(149,547)	5,410	(246)	(144,383)	(102,892)	454,177	351,285	—	(9,549)	507	(9,042)
Touchstone High Yield (Grandmaster™)	9,430	1,907	917	12,254	—	(172)	31,023	(25)	30,826	43,080	84,314	127,394	—	(15)	2,426	2,411
Touchstone High Yield (IQ Annuity™)	20,122	(14,298)	23,572	29,396	—	(35,674)	(82,615)	(217)	(118,506)	(89,110)	370,421	281,311	—	(2,160)	(5,200)	(7,360)
Touchstone High Yield (Pinnacle Plus™)	41,190	52,137	(27,355)	65,972	123,088	(123,598)	(355,069)	(475)	(356,054)	(290,082)	887,948	597,866	9,258	(9,659)	(26,025)	(26,426)
Touchstone Large Cap Core Equity (Advantedge ™)	94	(302)	2,675	2,467	2,600	—	385	(155)	2,830	5,297	19,223	24,520	314	(18)	56	352
Touchstone Large Cap Core Equity (AnnuiChoice II™)	202	1,519	160	1,881	11,895	(5,661)	1	(50)	6,185	8,066	13,257	21,323	1,250	(585)	1	666
Touchstone Large Cap Core Equity (AnnuiChoice ™)	868	(24,769)	32,592	8,691	9	(37,678)	29,550	(189)	(8,308)	383	133,805	134,188	1	(3,656)	2,380	(1,275)
Touchstone Large Cap Core Equity (GrandMaster flex3™)	(154)	(25,225)	38,187	12,808	—	(70,965)	8,018	(118)	(63,065)	(50,257)	202,246	151,989	—	(6,724)	692	(6,032)
Touchstone Large Cap Core Equity (Grandmaster™)	4,179	75,096	8,537	87,812	5	(34,515)	6,827	(77)	(27,760)	60,052	737,185	797,237	1	(3,324)	1,677	(1,646)
Touchstone Large Cap Core Equity (IQ Annuity™)	1,227	(16,764)	50,518	34,981	—	(55,608)	17,630	(210)	(38,188)	(3,207)	376,794	373,587	—	(5,522)	1,689	(3,833)
Touchstone Large Cap Core Equity (Pinnacle Plus™)	1,791	(27,039)	70,473	45,225	29,203	(43,056)	99,395	(390)	85,152	130,377	375,094	505,471	3,500	(4,792)	8,842	7,550
Touchstone Mid Cap Growth (Advantedge ™)	(604)	8,137	(1,611)	5,922	—	(403)	(27,314)	(61)	(27,778)	(21,856)	44,334	22,478	—	(54)	(2,852)	(2,906)
Touchstone Mid Cap Growth (AnnuiChoice II™)	(464)	(2,768)	12,972	9,740	2,050	(658)	(1,972)	(274)	(854)	8,886	47,620	56,506	188	(90)	(160)	(62)
Touchstone Mid Cap Growth (AnnuiChoice™)	(1,448)	(65,920)	95,215	27,847	—	(79,136)	(1,677)	(102)	(80,915)	(53,068)	209,781	156,713	—	(4,890)	(101)	(4,991)

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated (continued):
Touchstone Mid Cap Growth (GrandMaster flex3™)	$(3,717)	$(23,394)	$78,896	$51,785	$1,900	$(17,632)	$(4,433)	$(168)	$(20,333)	$31,452	$277,360	$308,812	117	(1,137)	(240)	(1,260)
Touchstone Mid Cap Growth (Grandmaster™)	(2,251)	(7,076)	48,206	38,879	15,513	(7,012)	30	(82)	8,449	47,328	191,222	238,550	1,124	(537)	2	589
Touchstone Mid Cap Growth (IQ Annuity™)	(2,968)	(12,699)	61,361	45,694	—	(9,684)	8,795	(151)	(1,040)	44,654	229,027	273,681	—	(570)	528	(42)
Touchstone Mid Cap Growth (Pinnacle Plus™)	(16,927)	(302,854)	502,638	182,857	157,198	(84,854)	538,467	(1,122)	609,689	792,546	674,069	1,466,615	13,451	(7,424)	30,667	36,694
Touchstone Moderate ETF (Advantedge™)	8,055	(278)	31,720	39,497	604,226	(895)	5,165	(3,758)	604,738	644,235	96,338	740,573	61,274	(475)	563	61,362
Touchstone Moderate ETF (AnnuiChoice™)	6,386	(8,716)	49,559	47,229	—	(77,036)	40,951	(270)	(36,355)	10,874	534,244	545,118	—	(6,941)	3,391	(3,550)
Touchstone Moderate ETF (GrandMaster flex3™)	2,506	2,050	117,985	122,541	4,800	(694,979)	(82,527)	(834)	(773,540)	(650,999)	1,833,117	1,182,118	435	(64,081)	(6,389)	(70,035)
Touchstone Moderate ETF (Grandmaster™)	888	3,415	5,937	10,240	500	(31,794)	(1,131)	(34)	(32,459)	(22,219)	168,355	146,136	45	(2,816)	(466)	(3,237)
Touchstone Moderate ETF (IQ Annuity™)	14,843	(69,235)	253,571	199,179	30,730	(203,131)	(160,712)	(1,504)	(334,617)	(135,438)	2,433,324	2,297,886	2,852	(19,497)	(14,549)	(31,194)
Touchstone Moderate ETF (Pinnacle Plus™)	11,697	(32,645)	242,227	221,279	20,047	(85,189)	(325,075)	(2,556)	(392,773)	(171,494)	2,712,909	2,541,415	1,865	(12,060)	(26,247)	(36,442)
Touchstone Moderate ETF Fund (AnnuiChoice II™)	7,754	10,471	45,303	63,528	116,442	(26,989)	(24,297)	(1,708)	63,448	126,976	615,182	742,158	11,895	(2,961)	(2,561)	6,373
Touchstone Money Market (IQ3™)	(67,317)	—	—	(67,317)	580,517	(1,522,800)	213,710	(2,512)	(731,085)	(798,402)	3,195,321	2,396,919	53,041	(144,136)	21,555	(69,540)
Touchstone Money Market (GrandMaster flex3™)	(26,103)	—	—	(26,103)	1,399	(469,479)	(465,204)	(754)	(934,038)	(960,141)	1,859,659	899,518	131	(43,699)	(43,821)	(87,389)
Touchstone Money Market (AnnuiChoice II™)	(3,525)	—	—	(3,525)	135,749	(40,674)	(88,821)	(314)	5,940	2,415	311,439	313,854	13,690	(4,142)	(8,998)	550
Touchstone Money Market (Advantedge™)	(5,201)	—	—	(5,201)	262,611	(19,750)	(317,807)	(65)	(75,011)	(80,212)	202,637	122,425	26,298	(1,993)	(32,127)	(7,822)
Touchstone Money Market (Pinnacle Plus™)	(16,556)	—	—	(16,556)	377,572	(826,167)	415,236	(1,114)	(34,473)	(51,029)	1,314,083	1,263,054	73,709	(86,078)	9,148	(3,221)
Touchstone Money Market (AnnuiChoice™)	(7,550)	—	—	(7,550)	25,788	(678,839)	242,731	(1,260)	(411,580)	(419,130)	1,257,731	838,601	2,275	(59,815)	21,413	(36,127)
Touchstone Money Market (Grandmaster™)	(52,042)	—	—	(52,042)	52,461	(1,937,496)	(167,422)	(1,634)	(2,054,091)	(2,106,133)	5,242,994	3,136,861	4,791	(176,748)	(15,865)	(187,822)
Touchstone Third Avenue Value (Advantedge™)	16,328	(22,976)	62,415	55,767	70,633	(4,117)	(5,097)	(1,252)	60,167	115,934	248,951	364,885	8,189	(627)	(347)	7,215
Touchstone Third Avenue Value (AnnuiChoice II™)	23,372	(122,350)	188,571	89,593	43,791	(15,265)	(198,088)	(633)	(170,195)	(80,602)	592,739	512,137	5,186	(1,791)	(22,667)	(19,272)
Touchstone Third Avenue Value (AnnuiChoice™)	41,341	(394,704)	535,058	181,695	4,104	(248,125)	(328,363)	(1,038)	(573,422)	(391,727)	1,294,521	902,794	261	(16,620)	(20,916)	(37,275)
Touchstone Third Avenue Value (GrandMaster flex3™)	49,115	(339,742)	476,599	185,972	3,200	(298,959)	3,658	(787)	(292,888)	(106,916)	1,261,180	1,154,264	222	(20,709)	53	(20,434)
Touchstone Third Avenue Value (Grandmaster™)	98,435	(632,750)	873,003	338,688	53,253	(422,391)	(49,431)	(802)	(419,371)	(80,683)	2,285,137	2,204,454	4,141	(34,305)	(4,575)	(34,739)
Touchstone Third Avenue Value (IQ Annuity™)	93,732	(335,273)	565,875	324,334	81,739	(282,213)	(105,942)	(866)	(307,282)	17,052	2,028,941	2,045,993	5,296	(19,849)	(7,417)	(21,970)
Touchstone Third Avenue Value (Pinnacle Plus™)	71,319	(451,551)	645,685	265,453	14,642	(309,862)	(77,271)	(1,446)	(373,937)	(108,484)	1,821,155	1,712,671	949	(25,192)	(1,060)	(25,303)
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster™)	36,129	(94,066)	1,220,258	1,162,321	39,822	(1,323,326)	(211,791)	(4,416)	(1,499,711)	(337,390)	9,848,223	9,510,833	824	(29,046)	(4,949)	(33,171)
Fidelity VIP Growth (Grandmaster™)	(35,537)	162,540	857,432	984,435	—	(568,412)	(119,041)	(2,765)	(690,218)	294,217	4,963,040	5,257,257	—	(11,283)	(2,378)	(13,661)
Fidelity VIP High Income (Grandmaster™)	216,130	(232,036)	419,930	404,024	915	(571,303)	(94,361)	(1,416)	(666,165)	(262,141)	3,812,727	3,550,586	47	(29,279)	(5,697)	(34,929)
Fidelity VIP II Asset Manager (Grandmaster™)	37,035	(32,988)	565,398	569,445	78,757	(708,055)	(55,339)	(2,336)	(686,973)	(117,528)	4,977,204	4,859,676	2,170	(19,955)	(1,584)	(19,369)
Fidelity VIP II Contrafund (Grandmaster™)	(10,860)	93,923	1,753,137	1,836,200	84,044	(1,670,124)	683,172	(5,375)	(908,283)	927,917	12,822,005	13,749,922	2,288	(46,323)	17,671	(26,364)
Fidelity VIP II Index 500 (Grandmaster™)	23,778	158,251	279,137	461,166	—	(516,058)	(40,383)	(1,883)	(558,324)	(97,158)	3,834,158	3,737,000	—	(18,587)	(1,523)	(20,110)
Fidelity VIP II Investment Grade Bond (AnnuiChoice™)	3,269	2,671	2,347	8,287	—	(63,333)	(474)	(180)	(63,987)	(55,700)	151,053	95,353	—	(5,480)	(40)	(5,520)
Fidelity VIP II Investment Grade Bond (Grandmaster™)	60,042	(716)	58,230	117,556	2,756	(127,226)	1,466	(649)	(123,653)	(6,097)	1,861,640	1,855,543	89	(4,095)	48	(3,958)
Fidelity VIP II Investment Grade Bond (GrandmasterFlex3™)	5,976	1,740	5,180	12,896	—	(29,338)	(1,207)	(64)	(30,609)	(17,713)	218,380	200,667	—	(2,559)	(102)	(2,661)
Fidelity VIP II Investment Grade Bond (IQ3™)	4,335	783	3,593	8,711	—	(13,133)	(2)	(96)	(13,231)	(4,520)	142,990	138,470	—	(1,146)	(1)	(1,147)
Fidelity VIP II Investment Grade Bond (Pinnacle Plus™)	6,549	1,797	5,857	14,203	—	(30,553)	(2,454)	(215)	(33,222)	(19,019)	246,033	227,014	—	(2,877)	(28)	(2,905)
Fidelity VIP III Balanced (Grandmaster™)	18,043	(30,369)	217,029	204,703	—	(294,305)	1,074,752	(951)	779,496	984,199	1,027,295	2,011,494	—	(19,142)	65,981	46,839
Fidelity VIP Overseas (AnnuiChoice™)	—	2,900	(2,395)	505	—	—	(10,806)	(8)	(10,814)	(10,309)	14,668	4,359	0	(1)	(1,455)	(1,456)
Fidelity VIP Overseas (AnnuiChoice II™)	41	(67)	999	973	—	—	1	(17)	(16)	957	8,255	9,212	—	(2)	—	(2)
Fidelity VIP Overseas (Grandmaster™)	4,706	(52,538)	275,844	228,012	523	(176,662)	(34,719)	(1,080)	(211,938)	16,074	2,241,928	2,258,002	18	(6,338)	(1,273)	(7,593)
Fidelity VIP Overseas (GrandmasterFlex3™)	5	(10,152)	20,586	10,439	—	(6,341)	(8,438)	(35)	(14,814)	(4,375)	109,332	104,957	—	(908)	(1,162)	(2,070)
Fidelity VIP Overseas (IQ3™)	22	(2,004)	4,056	2,074	—	—	(2,865)	(14)	(2,879)	(805)	21,184	20,379	—	(2)	(395)	(397)
Fidelity VIP Overseas (Pinnacle Plus™)	(359)	(26,154)	36,181	9,668	—	(16,061)	(19,549)	(157)	(35,767)	(26,099)	145,772	119,673	—	(3,273)	(1,983)	(5,256)
Non-Affiliated Service Class:
Fidelity VIP III Mid Cap (Grandmaster™)	(14,327)	(95,524)	550,597	440,746	475	(350,851)	(74,352)	(606)	(425,334)	15,412	1,845,543	1,860,955	14	(10,528)	(2,344)	(12,858)
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Advantedge™)	264	(44)	7,312	7,532	—	(24)	(862)	(559)	(1,445)	6,087	62,297	68,384	—	(61)	(82)	(143)
Fidelity VIP Asset Manager (AnnuiChoice II™)	1,244	(274)	17,365	18,335	24,708	(26,087)	(180)	(457)	(2,016)	16,319	141,957	158,276	2,273	(2,393)	(17)	(137)
Fidelity VIP Asset Manager (AnnuiChoice™)	818	(4,954)	18,430	14,294	15,544	(64,426)	13	(38)	(48,907)	(34,613)	140,734	106,121	1,141	(4,913)	1	(3,771)
Fidelity VIP Asset Manager (GrandMaster flex3™)	235	(180)	6,040	6,095	—	(188)	(1,021)	(12)	(1,221)	4,874	50,998	55,872	—	(17)	(90)	(107)
Fidelity VIP Asset Manager (IQ3™)	1,263	(5,783)	38,045	33,525	29,045	(7,310)	(45,914)	(179)	(24,358)	9,167	281,220	290,387	2,365	(622)	(3,706)	(1,963)

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Asset Manager (Pinnacle Plus™)	$515	$(1,121)	$18,771	$18,165	$2,964	$(4,751)	$—	$(38)	$(1,825)	$16,340	$151,994	$168,334	245	(482)	85	(152)
Fidelity VIP Balanced (Advantedge™)	845	5,001	12,183	18,029	1,761	(1,021)	116,257	(1,201)	115,796	133,825	25,632	159,457	185	(219)	12,048	12,014
Fidelity VIP Balanced (AnnuiChoice II™)	1,216	2,920	10,875	15,011	3,378	(6,451)	52,950	(182)	49,695	64,706	68,902	133,608	288	(616)	4,863	4,535
Fidelity VIP Balanced (AnnuiChoice™)	2,620	1,451	33,698	37,769	20,197	(101,766)	113,286	(403)	31,314	69,083	208,021	277,104	1,502	(7,742)	8,660	2,420
Fidelity VIP Balanced (GrandMaster flex3™)	1,487	(3,325)	50,840	49,002	—	(81,996)	108,273	(194)	26,083	75,085	296,117	371,202	—	(6,100)	8,032	1,932
Fidelity VIP Balanced (GrandMaster ™)	4,704	(10,702)	71,862	65,864	1,768	(34,834)	245,431	(208)	212,157	278,021	241,097	519,118	147	(2,970)	20,823	18,000
Fidelity VIP Balanced (IQ3™)	1,894	(13,704)	45,469	33,659	67,107	(8,529)	(7,456)	(224)	50,898	84,557	207,284	291,841	5,371	(749)	(640)	3,982
Fidelity VIP Balanced (Pinnacle Plus™)	4,406	(10,351)	130,315	124,370	226,817	(51,742)	203,809	(326)	378,558	502,928	788,558	1,291,486	23,623	(5,416)	10,129	28,336
Fidelity VIP Contrafund (Advantedge™)	(2,983)	(7,594)	147,532	136,955	381,145	(11,005)	56,355	(5,195)	421,300	558,255	649,084	1,207,339	43,376	(1,890)	6,519	48,005
Fidelity VIP Contrafund (AnnuiChoice II™)	(1,968)	(56,041)	145,653	87,644	89,512	(22,193)	(298,524)	(1,035)	(232,240)	(144,596)	772,761	628,165	9,020	(2,373)	(30,963)	(24,316)
Fidelity VIP Contrafund (AnnuiChoice™)	16	(202,044)	401,231	199,203	4,146	(131,076)	(101,672)	(1,476)	(230,078)	(30,875)	1,431,336	1,400,461	262	(9,032)	(6,471)	(15,241)
Fidelity VIP Contrafund (GrandMaster flex3™)	(7,562)	(178,534)	375,605	189,509	570	(316,450)	70,390	(909)	(246,399)	(56,890)	1,421,262	1,364,372	40	(21,733)	4,714	(16,979)
Fidelity VIP Contrafund (IQ3™)	(6,621)	(167,878)	397,801	223,302	13,869	(208,544)	119,887	(988)	(75,776)	147,526	1,600,083	1,747,609	1,046	(16,094)	8,433	(6,615)
Fidelity VIP Contrafund (Pinnacle Plus™)	(15,237)	(254,790)	621,645	351,618	76,756	(215,345)	568,111	(2,095)	427,427	779,045	2,288,822	3,067,867	6,082	(22,689)	43,935	27,328
Fidelity VIP Contrafund Standard (IQ Advisor™)	27	(15)	868	880	—	—	—	—	—	880	5,423	6,303	—	—	—	—
Fidelity VIP Disclipined Small Cap (AnnuiChoice™)	(326)	(462)	8,468	7,680	—	(1,145)	1	(14)	(1,158)	6,522	33,112	39,634	—	(155)	—	(155)
Fidelity VIP Disclipined Small Cap (GrandmasterFlex3™)	(104)	(25)	1,643	1,514	—	—	—	(5)	(5)	1,509	6,548	8,057	—	(1)	—	(1)
Fidelity VIP Disclipined Small Cap (Grandmaster™)	(202)	(276)	3,922	3,444	—	(497)	(76)	(5)	(578)	2,866	14,954	17,820	—	(66)	(7)	(73)
Fidelity VIP Disclipined Small Cap (IQ™)	(713)	(2,099)	14,142	11,330	—	(5,681)	5,079	(23)	(625)	10,705	49,027	59,732	—	(797)	717	(80)
Fidelity VIP Disclipined Small Cap (Pinnacle Plus™)	(7,926)	(16,921)	74,786	49,939	148,894	(20,208)	462,689	(43)	591,332	641,271	35,593	676,864	24,041	(3,191)	52,724	73,574
Fidelity VIP Disciplined Small Cap (Advantedge™)	(217)	975	2,347	3,105	—	—	(1,509)	(86)	(1,595)	1,510	13,926	15,436	—	(9)	(152)	(161)
Fidelity VIP Equity-Income (Advantedge™)	160	1,230	11,284	12,674	41,831	(1,325)	2,247	(827)	41,926	54,600	56,055	110,655	5,295	(261)	352	5,386
Fidelity VIP Equity-Income (AnnuiChoice II™)	1,776	(2,277)	36,077	35,576	60,010	(24,263)	—	(82)	35,665	71,241	261,051	332,292	6,869	(2,927)	1	3,943
Fidelity VIP Equity-Income (AnnuiChoice™)	2,073	(67,370)	112,615	47,318	146	(107,407)	13,724	(440)	(93,977)	(46,659)	413,549	366,890	14	(10,002)	1,261	(8,727)
Fidelity VIP Equity-Income (GrandMaster flex3™)	(8)	(13,121)	33,581	20,452	—	(20,099)	(1,340)	(114)	(21,553)	(1,101)	172,787	171,686	—	(1,857)	(121)	(1,978)
Fidelity VIP Equity-Income (IQ3™)	671	(2,923)	49,580	47,328	5,148	(33,944)	4,920	(225)	(24,101)	23,227	383,881	407,108	529	(3,514)	419	(2,566)
Fidelity VIP Equity-Income (Pinnacle Plus™)	(572)	(52,997)	179,225	125,656	24,535	(66,163)	(11,630)	(1,040)	(54,298)	71,358	1,032,124	1,103,482	3,335	(8,931)	486	(5,110)
Fidelity VIP Freedom 2010 (Advantedge™)	654	3,815	3,866	8,335	45,359	—	(47,118)	(447)	(2,206)	6,129	58,078	64,207	4,623	(46)	(4,588)	(11)
Fidelity VIP Freedom 2010 (GrandmasterFlex3™)	178	74	784	1,036	—	—	(26)	(4)	(30)	1,006	9,612	10,618	—	—	(3)	(3)
Fidelity VIP Freedom 2010 (Grandmaster™)	685	(2,799)	6,107	3,993	—	(27,218)	(39)	(63)	(27,320)	(23,327)	59,774	36,447	—	(2,914)	(3)	(2,917)
Fidelity VIP Freedom 2010 (IQ3™)	1,108	3,895	237	5,240	—	(82,873)	(18,157)	(26)	(101,056)	(95,816)	163,940	68,124	—	(9,239)	(1,888)	(11,127)
Fidelity VIP Freedom 2015 (Advantedge™)	1,594	273	9,546	11,413	—	—	65	(138)	(73)	11,340	104,035	115,375	—	(14)	6	(8)
Fidelity VIP Freedom 2015 (AnnuiChoiceII™)	222	(118)	1,172	1,276	—	(475)	261	—	(214)	1,062	11,250	12,312	—	(51)	28	(23)
Fidelity VIP Freedom 2015 (GrandmasterFlex3™)	89	—	538	627	—	—	—	—	—	627	5,680	6,307	—	—	—	—
Fidelity VIP Freedom 2015 (IQ3™)	4,221	8,078	14,069	26,368	—	(83,072)	(1)	(49)	(83,122)	(56,754)	342,637	285,883	—	(9,453)	1	(9,452)
Fidelity VIP Freedom 2015 (Pinnacle Plus™)	2,516	(9,283)	25,433	18,666	18,406	(50,722)	14,686	(85)	(17,715)	951	192,282	193,233	2,053	(5,892)	1,830	(2,009)
Fidelity VIP Freedom 2020 (Advantedge™)	123	18	1,118	1,259	—	—	(44)	(92)	(136)	1,123	10,085	11,208	—	(10)	(3)	(13)
Fidelity VIP Freedom 2020 (AnnuiChoiceII™)	485	(100)	3,301	3,686	—	—	(1)	(15)	(16)	3,670	28,317	31,987	—	(2)	—	(2)
Fidelity VIP Freedom 2020 (IQ3™)	2,031	308	16,161	18,500	—	—	(1)	(15)	(16)	18,484	145,981	164,465	—	(2)	1	(1)
Fidelity VIP Freedom 2020 (Pinnacle Plus™)	196	(303)	2,088	1,981	1,422	(750)	(2)	—	670	2,651	15,786	18,437	154	(82)	—	72
Fidelity VIP Freedom 2025 (Advantedge™)	106	30	1,245	1,381	—	—	(112)	(92)	(204)	1,177	10,105	11,282	—	(10)	(10)	(20)
Fidelity VIP Freedom 2025 (Pinnacle Plus ™) (October 13)*	28	1	35	64	1,422	—	(1)	—	1,421	1,485	—	1,485	155	—	—	155
Fidelity VIP Freedom 2030 (Pinnacle Plus™)	19	(16)	324	327	—	—	—	(4)	(4)	323	2,344	2,667	—	(1)	—	(1)
Fidelity VIP Growth (Advantedge™)	(319)	(208)	5,480	4,953	39,679	(24)	72	(51)	39,676	44,629	20,865	65,494	4,534	(10)	14	4,538
Fidelity VIP Growth (AnnuiChoice II™)	(1,201)	3,858	29,045	31,702	17,505	(24,295)	15,424	(388)	8,246	39,948	146,791	186,739	1,855	(2,636)	1,439	658
Fidelity VIP Growth (AnnuiChoice™)	(577)	(7,543)	26,315	18,195	148	(21,607)	110,366	(136)	88,771	106,966	99,185	206,151	17	(2,404)	10,546	8,159
Fidelity VIP Growth (GrandMaster flex3™)	(1,309)	(12,586)	36,428	22,533	—	(48,837)	11,965	(63)	(36,935)	(14,402)	118,898	104,496	—	(4,728)	1,318	(3,410)
Fidelity VIP Growth (GrandMaster™)	(2,942)	(22,925)	91,299	65,432	41,102	(25,494)	(6,400)	(113)	9,095	74,527	305,259	379,786	4,673	(3,024)	(926)	723
Fidelity VIP Growth (IQ3™)	(1,493)	(39,125)	35,970	(4,648)	4,045	(26,930)	20,324	(129)	(2,690)	(7,338)	124,529	117,191	617	(4,169)	(888)	(4,440)
Fidelity VIP Growth (Pinnacle Plus™)	(3,451)	(9,362)	77,436	64,623	16,584	(6,688)	92,088	(240)	101,744	166,367	212,690	379,057	1,727	(870)	9,133	9,990
Fidelity VIP High Income (AnnuiChoice II™)	2,507	3,385	(841)	5,051	—	(14,367)	—	(31)	(14,398)	(9,347)	49,740	40,393	—	(1,235)	—	(1,235)
Fidelity VIP High Income (AnnuiChoice™)	27,348	(15,719)	31,069	42,698	24	(10,466)	(108,760)	(393)	(119,595)	(76,897)	498,021	421,124	1	(638)	(7,169)	(7,806)

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP High Income (GrandMaster flex3™)	$98,380	$331,351	$(334,477)	$95,254	$1,000	$(41,241)	$27,543	$(107)	$(12,805)	$82,449	$1,451,004	$1,533,453	68	(2,972)	(2,746)	(5,650)
Fidelity VIP High Income (IQ3™)	422,735	1,014,928	(992,842)	444,821	86,742	(358,602)	(378,180)	(1,294)	(651,334)	(206,513)	6,783,480	6,576,967	6,256	(26,765)	(50,768)	(71,277)
Fidelity VIP High Income (Pinnacle Plus™)	16,896	(3,719)	13,520	26,697	15,017	(23,796)	81,532	(193)	72,560	99,257	179,178	278,435	1,613	(1,824)	5,502	5,291
Fidelity VIP High Income (Advantedge™)	43,379	4,219	(4,470)	43,128	18,289	(25,068)	224,855	(79)	217,997	261,125	414,099	675,224	1,543	(2,211)	18,329	17,661
Fidelity VIP II Index 500 (Advantedge™)	1,633	23,847	9,429	34,909	105,863	(6,450)	25,139	(2,028)	122,524	157,433	250,674	408,107	11,674	(1,022)	2,639	13,291
Fidelity VIP II Index 500 (AnnuiChoice II™)	2,119	10,785	20,889	33,793	31,861	(15,138)	(1,520)	(1,211)	13,992	47,785	248,055	295,840	3,899	(2,057)	(168)	1,674
Fidelity VIP II Index 500 (AnnuiChoice™)	3,723	(37,300)	94,511	60,934	13	(67,559)	(3,686)	(776)	(72,008)	(11,074)	492,680	481,606	1	(6,881)	(228)	(7,108)
Fidelity VIP II Index 500 (GrandmasterFlex3™)	1,369	(32,092)	99,774	69,051	—	(68,068)	(27,896)	(358)	(96,322)	(27,271)	568,961	541,690	—	(8,830)	(2,987)	(11,817)
Fidelity VIP II Index 500 (Grandmaster™)	6,389	(59,251)	220,625	167,763	37,017	(98,479)	(56,904)	(767)	(119,133)	48,630	1,379,352	1,427,982	4,664	(12,629)	(7,508)	(15,473)
Fidelity VIP II Index 500 (IQ3™)	2,086	(9,788)	70,364	62,662	—	(36,918)	(96)	(337)	(37,351)	25,311	516,847	542,158	—	(4,377)	(3)	(4,380)
Fidelity VIP II Index 500 (Pinnacle Plus™)	2,535	(70,336)	225,067	157,266	10,685	(117,419)	(38,389)	(586)	(145,709)	11,557	1,331,605	1,343,162	938	(13,315)	(318)	(12,695)
Fidelity VIP Investment Grade Bond (Advantedge™)	6,341	997	(91)	7,247	112,345	(2,088)	2,603	(1,101)	111,759	119,006	83,860	202,866	10,035	(281)	225	9,979
Fidelity VIP Investment Grade Bond (AnnuiChoice II™)	7,740	1,183	3,167	12,090	46,190	(5,899)	1,966	(526)	41,731	53,821	174,854	228,675	3,909	(535)	162	3,536
Fidelity VIP Investment Grade Bond (AnnuiChoice™)	21,482	39,429	(9,474)	51,437	11	(118,084)	(222,283)	(1,006)	(341,362)	(289,925)	945,295	655,370	1	(8,205)	(15,320)	(23,524)
Fidelity VIP Investment Grade Bond (GrandMaster flex3™)	18,659	8,514	5,209	32,382	1,547	(106,037)	175,396	(513)	70,393	102,775	525,216	627,991	124	(8,701)	14,357	5,780
Fidelity VIP Investment Grade Bond (GrandMaster ™)	18,024	11,871	3,988	33,883	5,465	(87,199)	49,122	(207)	(32,819)	1,064	584,228	585,292	474	(7,640)	4,205	(2,961)
Fidelity VIP Investment Grade Bond (IQ3™)	19,115	5,483	13,268	37,866	29,045	(69,116)	8,532	(549)	(32,088)	5,778	642,266	648,044	1,986	(4,858)	626	(2,246)
Fidelity VIP Investment Grade Bond (Pinnacle Plus™)	11,174	27,782	(7,054)	31,902	93,107	(26,958)	(384,114)	(505)	(318,470)	(286,568)	740,769	454,201	7,965	(2,521)	(32,262)	(26,818)
Fidelity VIP Mid Cap (AnnuiChoice II™)	(1,447)	507	49,145	48,205	5,260	(4,570)	287,470	(199)	287,961	336,166	170,941	507,107	454	(391)	23,056	23,119
Fidelity VIP Mid Cap (AnnuiChoice™)	(2,356)	(17,328)	114,244	94,560	13,353	(92,492)	286,259	(517)	206,603	301,163	397,390	698,553	568	(4,408)	11,741	7,901
Fidelity VIP Mid Cap (GrandMaster flex3™)	(7,737)	(74,024)	247,061	165,300	480	(273,515)	(33,446)	(455)	(306,936)	(141,636)	806,801	665,165	25	(14,109)	(1,726)	(15,810)
Fidelity VIP Mid Cap (Grandmaster™)	(6,153)	126,463	30,569	150,879	16,589	(147,268)	4,220	(237)	(126,696)	24,183	703,329	727,512	1,003	(9,345)	(441)	(8,783)
Fidelity VIP Mid Cap (IQ Annuity™)	(9,488)	(53,139)	292,582	229,955	54,325	(243,296)	11,533	(383)	(177,821)	52,134	1,017,020	1,069,154	2,456	(12,332)	202	(9,674)
Fidelity VIP Mid Cap (Pinnacle Plus™)	(27,369)	(294,797)	797,310	475,144	234,111	(204,486)	320,724	(1,996)	348,353	823,497	1,821,830	2,645,327	17,505	(14,600)	12,339	15,244
Fidelity VIP Mid Cap (Advantedge™)	(2,953)	6,990	60,786	64,823	115,795	(2,495)	100,495	(693)	213,102	277,925	141,792	419,717	11,542	(332)	10,367	21,577
Fidelity VIP Overseas (Advantedge™)	14	(7,162)	28,168	21,020	109,247	(54)	12,254	(1,359)	120,088	141,108	113,364	254,472	13,929	(190)	1,686	15,425
Fidelity VIP Overseas (AnnuiChoice II™)	499	1,937	17,957	20,393	18,530	(1,389)	(5,943)	(430)	10,768	31,161	158,019	189,180	2,170	(221)	(621)	1,328
Fidelity VIP Overseas (AnnuiChoice™)	1,147	(64,638)	102,745	39,254	184	(27,517)	(29,708)	(328)	(57,369)	(18,115)	407,834	389,719	14	(2,282)	(2,211)	(4,479)
Fidelity VIP Overseas (GrandMaster flex3™)	(798)	(66,281)	88,963	21,884	3,200	(57,886)	(27,063)	(181)	(81,930)	(60,046)	302,871	242,825	272	(4,944)	(2,446)	(7,118)
Fidelity VIP Overseas (GrandMaster™)	86	(14,424)	39,272	24,934	24,117	(22,185)	17,263	(152)	19,043	43,977	191,141	235,118	3,053	(2,963)	2,670	2,760
Fidelity VIP Overseas (IQ3™)	(617)	(57,907)	115,905	57,381	789	(32,792)	(23,240)	(243)	(55,486)	1,895	544,768	546,663	80	(3,318)	(1,972)	(5,210)
Fidelity VIP Overseas (Pinnacle Plus™)	(1,696)	(72,213)	115,080	41,171	16,841	(30,365)	(65,902)	(488)	(79,914)	(38,743)	497,346	458,603	1,551	(3,786)	(3,534)	(5,769)
Non-Affiliated Class 1:
JPMorgan IT Mid Cap (IQ3™)	(121)	199	8,293	8,371	—	(63)	—	(32)	(95)	8,276	38,694	46,970	—	(7)	—	(7)
JPMorgan IT Mid Cap (Grandmaster™)	(46)	3,217	8,513	11,684	—	(11,500)	—	(9)	(11,509)	175	62,539	62,714	—	(841)	—	(841)
JPMorgan IT Mid Cap (GrandMaster flex3™)	(343)	2,317	16,063	18,037	—	(2,817)	(4,571)	(65)	(7,453)	10,584	89,781	100,365	—	(214)	(335)	(549)
JPMorgan IT Mid Cap (Pinnacle Plus™)	(1,679)	59,310	32,708	90,339	—	(174,550)	(10,979)	(476)	(186,005)	(95,666)	520,259	424,593	—	(17,146)	4,140	(13,006)
JPMorgan IT Mid Cap (AnnuiChoice™)	632	17,513	14,107	32,252	—	(56,317)	—	(21)	(56,338)	(24,086)	170,547	146,461	—	(3,851)	1	(3,850)
Van Kampen UIF Emerging Markets Debt (AnnuiChoice™)	1,027	284	1,418	2,729	—	(5,623)	1	(12)	(5,634)	(2,905)	31,356	28,451	—	(263)	—	(263)
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3™)	246	(14)	511	743	—	(294)	1	(1)	(294)	449	9,345	9,794	—	(14)	—	(14)
Van Kampen UIF Emerging Markets Debt (IQ3™)	149	(115)	441	475	—	(5,935)	(5,200)	(13)	(11,148)	(10,673)	12,544	1,871	—	(296)	(272)	(568)
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)	74	(322)	2,153	1,905	—	(114)	—	(7)	(121)	1,784	6,841	8,625	—	(18)	—	(18)
Van Kampen UIF U.S. Real Estate (AnnuiChoice™)	570	(481)	11,635	11,724	—	(10,770)	—	(76)	(10,846)	878	43,966	44,844	—	(534)	—	(534)
Van Kampen UIF U.S. Real Estate (GrandMaster flex3™)	890	(56,247)	88,853	33,496	—	(31,238)	(1)	(103)	(31,342)	2,154	141,346	143,500	—	(1,791)	—	(1,791)
Van Kampen UIF U.S. Real Estate (IQ3™)	583	(4,848)	25,668	21,403	—	(1,342)	—	(64)	(1,406)	19,997	77,452	97,449	—	(83)	—	(83)
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity™)	1,148	(13,753)	36,903	24,298	3,053	(25,908)	32,217	(270)	9,092	33,390	301,249	334,639	188	(1,481)	1,982	689
Franklin Growth and Income Securities (Advantedge™)	1,114	(887)	8,166	8,393	11,436	—	(1,707)	(458)	9,271	17,664	42,851	60,515	1,407	(53)	(171)	1,183
Franklin Growth and Income Securities (AnnuiChoice II™)	1,495	(1,039)	9,717	10,173	10,054	(402)	(262)	(144)	9,246	19,419	55,841	75,260	1,227	(64)	(26)	1,137
Franklin Growth and Income Securities (AnnuiChoice™)	9,544	(83,819)	259,739	185,464	33	(58,519)	482,694	(1,062)	423,146	608,610	457,375	1,065,985	3	(4,815)	44,070	39,258
Franklin Growth and Income Securities (GrandMaster flex3™)	9,707	(18,676)	76,767	67,798	—	(20,993)	155,154	(247)	133,914	201,712	285,372	487,084	—	(1,810)	13,968	12,158
Franklin Growth and Income Securities (Grandmaster™)	16,056	83,967	40,351	140,374	2,500	(57,459)	167,733	(153)	112,621	252,995	705,459	958,454	209	(4,868)	15,657	10,998

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class 2 (continued):
Franklin Growth and Income Securities (IQ Annuity™)	$18,055	$(99,345)	$198,948	$117,658	$20,505	$(135,945)	$(13,054)	$(643)	$(129,137)	$(11,479)	$869,024	$857,545	1,772	(11,783)	(722)	(10,733)
Franklin Growth and Income Securities (Pinnacle Plus™)	17,235	(94,835)	196,182	118,582	12,504	(79,145)	(11,688)	(584)	(78,913)	39,669	899,070	938,739	1,488	(8,307)	(643)	(7,462)
Franklin Income Securities (Advantedge™)	5,778	(1,002)	7,147	11,923	10,600	(808)	(3,889)	(327)	5,576	17,499	102,115	119,614	1,076	(116)	(360)	600
Franklin Income Securities (AnnuiChoice II™)	15,866	(4,299)	19,275	30,842	93,288	(15,467)	(443)	(320)	77,058	107,900	218,272	326,172	8,869	(1,494)	(44)	7,331
Franklin Income Securities (AnnuiChoice™)	19,995	(19,356)	37,023	37,662	3,000	(154,928)	(11,567)	(324)	(163,819)	(126,157)	452,630	326,473	171	(9,386)	(695)	(9,910)
Franklin Income Securities (GrandMaster flex3™)	106,199	(50,405)	157,595	213,389	360	(271,106)	(40,853)	(1,476)	(313,075)	(99,686)	2,183,257	2,083,571	22	(16,965)	(2,701)	(19,644)
Franklin Income Securities (Grandmaster™)	85,812	47,922	34,572	168,306	5	(316,735)	(98,086)	(451)	(415,267)	(246,961)	1,743,526	1,496,565	0	(19,565)	(5,656)	(25,221)
Franklin Income Securities (IQ Annuity™)	65,120	(44,438)	109,139	129,821	5,232	(125,946)	12,656	(961)	(109,019)	20,802	1,206,536	1,227,338	328	(7,670)	867	(6,475)
Franklin Income Securities (Pinnacle Plus™)	79,724	(40,379)	120,062	159,407	28,018	(214,818)	(113,050)	(1,130)	(300,980)	(141,573)	1,670,417	1,528,844	1,996	(18,060)	(5,158)	(21,222)
Franklin Income Securities (Pinnacle Plus Reduced M&E ™) (November 10)*	(19)	—	168	149	—	—	11,577	—	11,577	11,726	—	11,726	—	—	1,141	1,141
Franklin Large Cap Growth Securities (Advantedge™)	(551)	1,541	6,629	7,619	6,500	—	776	(571)	6,705	14,324	62,806	77,130	764	(63)	138	839
Franklin Large Cap Growth Securities (AnnuiChoice II™)	(299)	(5,717)	14,129	8,113	16,014	(1,420)	(6,446)	(57)	8,091	16,204	90,422	106,626	1,552	(164)	(726)	662
Franklin Large Cap Growth Securities (AnnuiChoice™)	(135)	(9,811)	14,761	4,815	4	(2,496)	(34,810)	(72)	(37,374)	(32,559)	86,648	54,089	0	(210)	(2,845)	(3,055)
Franklin Large Cap Growth Securities (GrandMaster flex3™)	(329)	(10,837)	14,368	3,202	—	(37,419)	20,381	(59)	(17,097)	(13,895)	66,781	52,886	—	(3,221)	1,650	(1,571)
Franklin Large Cap Growth Securities (Grandmaster™)	(321)	(1,413)	7,873	6,139	—	(2,325)	536	(50)	(1,839)	4,300	58,840	63,140	—	(192)	69	(123)
Franklin Large Cap Growth Securities (IQ Annuity™)	(1,311)	(15,985)	35,053	17,757	—	(13,071)	(9,471)	(151)	(22,693)	(4,936)	226,242	221,306	—	(1,121)	(972)	(2,093)
Franklin Large Cap Growth Securities (Pinnacle Plus™)	(2,198)	(19,464)	43,634	21,972	5,410	(14,570)	26,208	(242)	16,806	38,778	228,105	266,883	495	(1,316)	2,228	1,407
Franklin Mutual Shares Securities (Advantedge™)	539	(16,053)	80,925	65,411	308,418	(3,148)	58,325	(4,556)	359,039	424,450	474,541	898,991	35,866	(913)	7,188	42,141
Franklin Mutual Shares Securities (AnnuiChoice II™)	493	(8,257)	19,738	11,974	31,118	(5,147)	(5,824)	(458)	19,689	31,663	119,447	151,110	3,419	(620)	(692)	2,107
Franklin Mutual Shares Securities (AnnuiChoice™)	3,259	(20,798)	73,622	56,083	1	(31,627)	120,598	(474)	88,498	144,581	423,166	567,747	0	(2,276)	8,941	6,665
Franklin Mutual Shares Securities (GrandMaster flex3™)	222	(34,792)	145,123	110,553	360	(113,647)	1,055	(755)	(112,987)	(2,434)	1,215,999	1,213,565	26	(8,207)	137	(8,044)
Franklin Mutual Shares Securities (IQ Annuity™)	175	(23,208)	53,179	30,146	6,571	(23,057)	4,029	(330)	(12,787)	17,359	335,846	353,205	483	(1,655)	166	(1,006)
Franklin Mutual Shares Securities (Pinnacle Plus™)	(1,880)	(67,152)	164,276	95,244	15,569	(119,708)	(87,968)	(545)	(192,652)	(97,408)	1,145,134	1,047,726	1,801	(13,182)	(3,957)	(15,338)
Franklin Mutual Shares Securities Standard (IQ Advisor™)	108	(14)	1,019	1,113	—	—	(1)	—	(1)	1,112	10,571	11,683	—	—	—	—
Franklin Mutual Shares Securities(Grandmaster™)	1,689	(197,817)	318,996	122,868	10,800	(254,606)	(273,706)	(550)	(518,062)	(395,194)	1,598,078	1,202,884	768	(18,592)	(19,191)	(37,015)
Franklin Small Cap Value Securities (Advantedge™)	(926)	7,056	19,916	26,046	11,832	(136)	(8,332)	(200)	3,164	29,210	88,615	117,825	1,180	(34)	(601)	545
Franklin Small Cap Value Securities (AnnuiChoice II™)	(17)	207	1,314	1,504	5,554	—	(351)	(43)	5,160	6,664	505	7,169	728	(5)	(38)	685
Franklin Small Cap Value Securities (AnnuiChoice™)	(272)	(7,500)	36,075	28,303	4,370	(24,938)	(4,292)	(178)	(25,038)	3,265	125,503	128,768	512	(3,122)	(578)	(3,188)
Franklin Small Cap Value Securities (GrandmasterFlex3™)	(527)	(2,915)	18,925	15,483	—	(32)	2,749	(53)	2,664	18,147	59,620	77,767	—	(11)	278	267
Franklin Small Cap Value Securities (Grandmaster™)	(5,800)	140,209	114,515	248,924	13,799	(63,144)	119,125	(476)	69,304	318,228	882,227	1,200,455	1,730	(7,860)	15,062	8,932
Franklin Small Cap Value Securities (IQ3 ™)	(383)	1,158	12,589	13,364	1,546	(999)	35,846	(57)	36,336	49,700	41,691	91,391	207	(130)	4,031	4,108
Franklin Small Cap Value Securities (Pinnacle Plus ™)	(5,247)	(45,915)	165,828	114,666	146,346	(45,449)	555,555	(206)	656,246	770,912	259,662	1,030,574	21,857	(7,464)	60,840	75,233
Templeton Foreign Securities Fund (AnnuiChoice II™)	899	(4,766)	13,674	9,807	49,279	(287)	(2,751)	(81)	46,160	55,967	79,814	135,781	5,030	(37)	(299)	4,694
Templeton Foreign Securities Fund (AnnuiChoice ™)	756	(15,362)	19,829	5,223	5,522	(46,541)	(13,456)	(102)	(54,577)	(49,354)	145,363	96,009	292	(2,689)	(722)	(3,119)
Templeton Foreign Securities Fund (Advantedge™)	331	(2,187)	13,373	11,517	124,534	(2,692)	38,172	(956)	159,058	170,575	77,915	248,490	13,847	(425)	4,284	17,706
Templeton Foreign Securities Fund (GrandMaster flex3™)	1,368	(30,999)	47,698	18,067	—	(67,300)	(1,496)	(191)	(68,987)	(50,920)	406,458	355,538	—	(4,119)	(135)	(4,254)
Templeton Foreign Securities Fund (Grandmaster™)	(69)	25,209	(14,712)	10,428	—	(52,783)	(59,378)	(54)	(112,215)	(101,787)	429,506	327,719	—	(3,139)	(3,898)	(7,037)
Templeton Foreign Securities Fund (Pinnacle Plus™)	(382)	(177,623)	211,459	33,454	90,714	(17,030)	(432,363)	(552)	(359,231)	(325,777)	958,014	632,237	6,616	(1,836)	(27,734)	(22,954)
Templeton Growth Securities (Advantedge™)	(115)	(1,107)	6,007	4,785	14,600	—	2,496	(636)	16,460	21,245	51,262	72,507	1,856	(80)	354	2,130
Templeton Growth Securities (AnnuiChoice II™)	81	(1,323)	3,447	2,205	10,571	(1,578)	488	(153)	9,328	11,533	28,575	40,108	1,263	(213)	67	1,117
Templeton Growth Securities (AnnuiChoice™)	436	(3,993)	11,132	7,575	—	(2,005)	54,950	(179)	52,766	60,341	31,454	91,795	—	(163)	4,062	3,899
Templeton Growth Securities (GrandMaster flex3™)	(1,673)	(51,843)	96,506	42,990	360	(75,096)	(42,617)	(580)	(117,933)	(74,943)	899,413	824,470	27	(5,616)	(3,246)	(8,835)
Templeton Growth Securities (Grandmaster™)	(953)	40,233	3,479	42,759	—	(44,526)	(2,199)	(39)	(46,764)	(4,005)	322,031	318,026	—	(3,352)	1,761	(1,591)
Templeton Growth Securities (IQ Annuity™)	(715)	(8,462)	54,773	45,596	12,500	(20,417)	3,422	(354)	(4,849)	40,747	785,277	826,024	904	(1,527)	270	(353)
Templeton Growth Securities (Pinnacle Plus™)	(2,993)	(207,112)	231,807	21,702	82,646	(42,012)	(370,301)	(242)	(329,909)	(308,207)	808,479	500,272	6,900	(3,971)	(29,879)	(26,950)
Templeton Growth Securities Standard (IQ Advisor™)	39	(10)	319	348	—	—	(2)	—	(2)	346	5,138	5,484	—	—	—	—
Invesco Van Kampen VI Comstock (AnnuiChoice™)	(251)	6,044	(1,436)	4,357	25	(3,079)	13	(17)	(3,058)	1,299	24,972	26,271	2	(225)	71	(152)
Invesco Van Kampen VI Comstock (GrandMaster flex3™)	(1,728)	3,016	12,898	14,186	—	(30,488)	(11,722)	(49)	(42,259)	(28,073)	141,567	113,494	—	(2,328)	(941)	(3,269)
Invesco Van Kampen VI Comstock (Grandmaster™)	(910)	(1,551)	12,724	10,263	—	(3,725)	3,860	(46)	89	10,352	71,980	82,332	—	(288)	300	12
Invesco Van Kampen VI Comstock (IQ Annuity™)	(294)	(1,133)	4,417	2,990	—	(2,498)	(57)	(27)	(2,582)	408	22,165	22,573	—	(179)	(5)	(184)
Invesco Van Kampen VI Comstock (Pinnacle Plus™)	(10,326)	(4,461)	60,629	45,842	141,480	(43,072)	502,624	(174)	600,858	646,700	162,064	808,764	16,283	(5,161)	35,979	47,101
Invesco Van Kampen VI Comstock (AnnuiChoice II™)	(91)	310	1,071	1,290	—	(346)	(275)	(75)	(696)	594	8,817	9,411	—	(49)	(21)	(70)

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Capital Growth (AnnuiChoice™)	$(51)	$13	$934	$896	$—	$—	$2	$(5)	$(3)	$893	$4,893	$5,786	—	—	—	—
Invesco Van Kampen VI Capital Growth (GrandMaster flex3™)	(67)	—	804	737	—	—	(2)	(5)	(7)	730	4,153	4,883	—	—	—	—
Invesco Van Kampen VI Capital Growth (Grandmaster™)	(1,412)	24,043	(10,158)	12,473	—	(10,403)	(95,314)	(26)	(105,743)	(93,270)	168,983	75,713	—	(827)	(7,360)	(8,187)
Invesco Van Kampen VI Capital Growth (Pinnacle Plus™)	(11,889)	27,172	49,726	65,009	260,474	(76,470)	(5,183)	(140)	178,681	243,690	517,487	761,177	27,297	(7,640)	(7,948)	11,709
Invesco Van Kampen VI Capital Growth (Advantedge™)	(165)	139	1,776	1,750	—	—	4,320	(88)	4,232	5,982	9,705	15,687	—	(9)	407	398
Invesco Van Kampen VI Capital Growth (AnnuiChoice II™)	(105)	184	1,847	1,926	4,054	(47)	(319)	(45)	3,643	5,569	5,040	10,609	420	(8)	(27)	385
Invesco Van Kampen VI Mid Cap Value (IQ Annuity™)	(41)	8	1,437	1,404	—	—	7,999	(10)	7,989	9,393	1,013	10,406	—	(1)	914	913
Invesco Van Kampen VI Mid Cap Value(AnnuiChoice II™)	(59)	547	2,962	3,450	—	(76)	(547)	(129)	(752)	2,698	16,812	19,510	—	(22)	(56)	(78)
Invesco Van Kampen VI Mid Cap Value(Advantedge™)	(1,125)	12,479	16,685	28,039	17,245	(161)	(34,153)	(1,155)	(18,224)	9,815	149,570	159,385	1,970	(145)	(3,864)	(2,039)
Invesco Van Kampen VI Mid Cap Value(Grandmaster™)	(229)	11,832	8,683	20,286	—	(3,021)	25,286	(16)	22,249	42,535	73,961	116,496	—	(341)	3,050	2,709
Invesco Van Kampen VI Mid Cap Value(Pinnacle Plus™)	(2,251)	(6,754)	51,057	42,052	164,295	(17,599)	503,328	(29)	649,995	692,047	20,355	712,402	22,369	(2,420)	48,807	68,756
Van Kampen UIF Emerging Markets Debt (Advantedge™)	3,661	(708)	6,669	9,622	56,423	(1,412)	22,314	(742)	76,583	86,205	61,916	148,121	5,129	(185)	2,057	7,001
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II™)	1,177	(43)	2,108	3,242	2,127	—	15	(39)	2,103	5,345	38,576	43,921	176	(3)	—	173
Van Kampen UIF Emerging Markets Debt (AnnuiChoice™)	5,656	(140)	7,939	13,455	—	—	81,980	(350)	81,630	95,085	116,323	211,408	—	(30)	7,107	7,077
Van Kampen UIF Emerging Markets Debt (GrandmasterFlex3™)	2,761	(128)	5,614	8,247	1,000	(675)	3,950	(6)	4,269	12,516	99,429	111,945	88	(59)	355	384
Van Kampen UIF Emerging Markets Debt (Grandmaster™)	613	51	1,282	1,946	—	(676)	(3,639)	(4)	(4,319)	(2,373)	25,730	23,357	—	(36)	(189)	(225)
Van Kampen UIF Emerging Markets Debt (IQ3™)	2,814	1,763	4,181	8,758	68	(11)	(1,133)	(147)	(1,223)	7,535	103,276	110,811	3	(8)	(39)	(44)
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus™)	6,322	(9,992)	21,524	17,854	5,665	(111,877)	96,676	(405)	(9,941)	7,913	277,199	285,112	581	(7,496)	6,099	(816)
Van Kampen UIF Emerging Markets Equity (Advantedge™)	(2,386)	6,209	38,597	42,420	101,440	(1,888)	(10,440)	(1,429)	87,683	130,103	180,003	310,106	12,480	(414)	(1,173)	10,893
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II™)	(510)	(807)	16,213	14,896	2,100	(122)	(6,847)	(178)	(5,047)	9,849	90,183	100,032	170	(23)	(574)	(427)
Van Kampen UIF Emerging Markets Equity (AnnuiChoice™)	(1,817)	82,894	(25,938)	55,139	3,468	(119,559)	(147,210)	(421)	(263,722)	(208,583)	567,479	358,896	95	(3,735)	(4,645)	(8,285)
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3™)	(6,116)	(78,753)	157,896	73,027	300	(156,808)	(127,015)	(473)	(283,996)	(210,969)	781,827	570,858	10	(5,241)	(4,420)	(9,651)
Van Kampen UIF Emerging Markets Equity (Grandmaster™)	(8,224)	(283,414)	453,929	162,291	13,079	(97,688)	(183,085)	(609)	(268,303)	(106,012)	1,175,733	1,069,721	426	(3,155)	(5,809)	(8,538)
Van Kampen UIF Emerging Markets Equity (IQ Annuity™)	(3,575)	(7,123)	80,629	69,931	127	(8,262)	31,303	(405)	22,763	92,694	381,191	473,885	4	(279)	1,026	751
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus™)	(13,501)	92,270	72,356	151,125	169,202	(129,827)	(411,585)	(1,069)	(373,279)	(222,154)	1,459,743	1,237,589	6,839	(7,964)	(13,996)	(15,121)
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)	377	(4,594)	15,744	11,527	186	(271)	95,623	(32)	95,506	107,033	43,486	150,519	—	(48)	12,398	12,350
Van Kampen UIF U.S. Real Estate (AnnuiChoice™)	148	87	3,838	4,073	3,960	—	117,276	(45)	121,191	125,264	14,095	139,359	550	(6)	15,161	15,705
Van Kampen UIF U.S. Real Estate (Pinnacle Plus™)	7,096	(134,091)	359,198	232,203	181,573	(169,301)	589,046	(803)	600,515	832,718	601,318	1,434,036	15,914	(14,831)	33,916	34,999
Van Kampen UIF U.S. Real Estate (Advantedge™)	42	6,529	2,519	9,090	9,134	(429)	33,677	(61)	42,321	51,411	33,702	85,113	985	(57)	3,327	4,255
Van Kampen UIF U.S. Real Estate (GrandmasterFlex3™)	336	(15,137)	33,512	18,711	1,000	(3,148)	(5,939)	(31)	(8,118)	10,593	72,499	83,092	155	(501)	(891)	(1,237)
Van Kampen UIF U.S. Real Estate (Grandmaster™)	1,942	(4,378)	73,416	70,980	—	(47,061)	107,039	(80)	59,898	130,878	236,710	367,588	—	(2,330)	5,197	2,867
Van Kampen UIF U.S. Real Estate (IQ3 ™)	734	(16)	32,109	32,827	559	(3,313)	(1,594)	(137)	(4,485)	28,342	121,321	149,663	31	(170)	(92)	(231)
Non-Affiliated Class B:
Columbia VIT Mid Cap (Advantedge ™) (February 26)*	(23)	38	1,017	1,032	2,251	(322)	3,597	—	5,526	6,558	—	6,558	174	(22)	267	419
Columbia VIT Mid Cap (Grandmaster™)	(128)	1,323	6,994	8,189	—	(590)	(1,448)	(2)	(2,040)	6,149	37,418	43,567	—	(45)	(71)	(116)
Columbia VIT Mid Cap (Grandmaster flex3 ™) (December 28)*	—	—	—	—	—	—	9,320	—	9,320	9,320	—	9,320	—	—	595	595
Columbia VIT Mid Cap (Pinnacle Plus™)	(214)	(6)	7,748	7,528	11,396	(380)	100,355	(40)	111,331	118,859	1,648	120,507	863	(64)	6,783	7,582
Columbia VIT Small Cap (Advantedge™)	(307)	3,994	5,911	9,598	66,506	(4,408)	(19,405)	(18)	42,675	52,273	13,229	65,502	4,731	(312)	(1,266)	3,153
Columbia VIT Small Cap (AnnuiChoice II ™) (August 6)*	(3)	(191)	67	(127)	3,382	—	(1)	(4)	3,377	3,250	—	3,250	208	—	(1)	207
Columbia VIT Small Cap (Grandmaster™)	(109)	1,468	8,518	9,877	—	(148)	12,893	—	12,745	22,622	28,358	50,980	—	(11)	1,010	999
Columbia VIT Small Cap (Pinnacle Plus™)	(671)	515	20,936	20,780	7,831	(2,307)	169,155	(68)	174,611	195,391	1,910	197,301	612	(262)	12,199	12,549
DWS Small Cap Index VIP (AnnuiChoice II™)	(89)	(2,609)	6,417	3,719	—	(409)	(3,802)	(51)	(4,262)	(543)	18,691	18,148	—	(51)	(433)	(484)
DWS Small Cap Index VIP (AnnuiChoice™)	(214)	(21,240)	36,415	14,961	3	(42,306)	(1,120)	(181)	(43,604)	(28,643)	102,296	73,653	0	(3,476)	(81)	(3,557)
DWS Small Cap Index VIP (GrandMaster flex3™)	(797)	2,220	18,352	19,775	—	(13,546)	(7,600)	(37)	(21,183)	(1,408)	93,383	91,975	—	(978)	(557)	(1,535)
DWS Small Cap Index VIP (Grandmaster™)	(120)	(545)	4,364	3,699	—	—	(3,016)	(13)	(3,029)	670	17,570	18,240	—	(1)	(271)	(272)
DWS Small Cap Index VIP (IQ3™)	(714)	(848)	21,448	19,886	—	(731)	7,136	(72)	6,333	26,219	76,635	102,854	—	(62)	588	526
DWS Small Cap Index VIP (Pinnacle Plus™)	(3,029)	(12,089)	79,471	64,353	6,782	(10,513)	(20,550)	(207)	(24,488)	39,865	294,295	334,160	515	(926)	(1,635)	(2,046)
DWS Small Cap Index VIP (Advantedge™)	(33)	698	(280)	385	—	—	(3,973)	(5)	(3,978)	(3,593)	5,888	2,295	—	(1)	(454)	(455)
Non-Affiliated Advisor Class:
Pimco VIT All Asset (IQ Annuity™)	6,403	1,269	4,886	12,558	225	(1,973)	56,909	(79)	55,082	67,640	78,319	145,959	22	(207)	5,544	5,359
Pimco VIT All Asset (Pinnacle Plus™)	8,690	1,486	5,879	16,055	13,979	(5,991)	105,799	(186)	113,601	129,656	83,901	213,557	1,916	(628)	9,756	11,044
Pimco VIT All Asset (Grandmaster™)	41,275	5,987	9,006	56,268	800	(11,737)	1,112,617	(8)	1,101,672	1,157,940	2,578	1,160,518	73	(1,076)	106,330	105,327

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Advisor Class (continued):
Pimco VIT All Asset (GrandMaster flex3™)	$6,004	$16	$3,788	$9,808	$2,500	$—	$139,127	$(36)	$141,591	$151,399	$4,887	$156,286	247	(3)	13,556	13,800
Pimco VIT All Asset (Advantedge™)	12,014	2,664	6,346	21,024	150,139	(2,485)	(41,366)	(1,238)	105,050	126,074	170,364	296,438	14,099	(345)	(4,027)	9,727
Pimco VIT All Asset (AnnuiChoice II™)	15,788	(3,153)	17,491	30,126	142,664	(4,914)	(19,428)	(81)	118,241	148,367	170,850	319,217	13,695	(460)	(1,717)	11,518
Pimco VIT All Asset (AnnuiChoice™)	3,646	(740)	4,784	7,690	—	—	(8,882)	(5)	(8,887)	(1,197)	64,902	63,705	—	—	(802)	(802)
Pimco VIT Commodity Real Return Strategy (Advantedge™)	35,182	(18,539)	36,004	52,647	202,248	(3,290)	6,082	(1,543)	203,497	256,144	123,153	379,297	27,819	(693)	913	28,039
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II™)	31,762	(9,398)	34,582	56,946	135,880	(5,507)	(19,427)	(279)	110,667	167,613	75,414	243,027	21,576	(845)	(2,532)	18,199
Pimco VIT Commodity Real Return Strategy (AnnuiChoice™)	8,368	(3,510)	6,806	11,664	—	(6,245)	25,301	(87)	18,969	30,633	28,061	58,694	—	(912)	3,849	2,937
Pimco VIT Commodity Real Return Strategy (Grandmaster™)	65,844	(19,059)	55,308	102,093	5,220	(19,877)	120,361	(240)	105,464	207,557	326,419	533,976	770	(2,886)	18,531	16,415
Pimco VIT Commodity Real Return Strategy (IQ Annuity™)	24,811	(10,164)	20,743	35,390	1,794	(7,735)	2,745	(125)	(3,321)	32,069	160,966	193,035	271	(1,149)	378	(500)
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3™)	10,870	(10,455)	13,194	13,609	—	(7,006)	22,096	(56)	15,034	28,643	52,323	80,966	—	(1,107)	3,198	2,091
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus™)	54,124	1,751	31,669	87,544	37,710	(13,755)	276,359	(276)	300,038	387,582	125,031	512,613	6,365	(2,612)	40,754	44,507
Pimco VIT Low Duration (IQ Annuity™)	493	481	1,756	2,730	—	(4,741)	77,337	(47)	72,549	75,279	42,337	117,616	—	(428)	7,006	6,578
Pimco VIT Low Duration (Grandmaster™)	439	1,522	1,119	3,080	—	(2,602)	74,875	(10)	72,263	75,343	8,348	83,691	—	(235)	6,910	6,675
Pimco VIT Low Duration (GrandMaster flex3™)	598	(139)	5,124	5,583	2,000	—	72,483	(124)	74,359	79,942	101,087	181,029	182	(11)	6,658	6,829
Pimco VIT Low Duration (Advantedge™)	945	305	3,904	5,154	99,250	(6,135)	142,998	(45)	236,068	241,222	80,421	321,643	9,092	(561)	12,902	21,433
Pimco VIT Low Duration (AnnuiChoice II™)	604	(15)	914	1,503	98,457	(3,368)	(2)	(6)	95,081	96,584	4,963	101,547	8,857	(303)	(1)	8,553
Pimco VIT Low Duration (AnnuiChoice™)	1,932	135	8,202	10,269	6,000	(123,017)	17,334	—	(99,683)	(89,414)	312,616	223,202	540	(11,117)	1,558	(9,019)
Pimco VIT Low Duration (Pinnacle Plus™)	520	460	7,298	8,278	20,429	(2,240)	68,515	(356)	86,348	94,626	185,525	280,151	1,864	(274)	6,331	7,921
Pimco VIT Real Return (AnnuiChoice II™)	823	157	2,539	3,519	45,828	—	19,277	(101)	65,004	68,523	22,618	91,141	4,285	(9)	1,738	6,014
Pimco VIT Real Return (Advantedge™)	736	174	1,394	2,304	16,102	(297)	82,334	(233)	97,906	100,210	22,470	122,680	1,452	(48)	7,580	8,984
Pimco VIT Real Return (AnnuiChoice™)	3,133	1,960	9,117	14,210	8,354	(17,685)	213,502	(421)	203,750	217,960	119,342	337,302	715	(1,555)	19,572	18,732
Pimco VIT Real Return (Grandmaster flex3™)	635	2,325	2,694	5,654	—	(6,303)	9,021	(81)	2,637	8,291	81,704	89,995	—	(609)	892	283
Pimco VIT Real Return (Grandmaster™)	768	3,421	1,209	5,398	—	(21,742)	58,921	(15)	37,164	42,562	66,458	109,020	—	(2,029)	5,475	3,446
Pimco VIT Real Return (IQ Annuity™)	1,538	879	11,175	13,592	225	(11,111)	9,909	(51)	(1,028)	12,564	214,041	226,605	21	(1,067)	936	(110)
Pimco VIT Real Return (Pinnacle Plus™)	880	7,809	3,055	11,744	463	(12,782)	103,839	(124)	91,396	103,140	102,002	205,142	44	(1,287)	10,050	8,807
Pimco VIT Total Return (Advantedge™)	96,829	16,718	20,270	133,817	1,016,555	(17,690)	150,157	(14,241)	1,134,781	1,268,598	1,769,679	3,038,277	86,601	(2,662)	11,970	95,909
Pimco VIT Total Return (AnnuiChoice II™)	46,175	13,037	7,999	67,211	152,607	(5,714)	(233,985)	(2,070)	(89,162)	(21,951)	951,155	929,204	12,792	(656)	(19,190)	(7,054)
Pimco VIT Total Return (AnnuiChoice™)	54,524	26,142	11,925	92,591	—	(206,491)	(197,041)	(1,235)	(404,767)	(312,176)	1,430,932	1,118,756	—	(17,838)	(16,140)	(33,978)
Pimco VIT Total Return (Grandmaster flex3™)	21,746	5,672	3,313	30,731	179,345	(11,783)	153,437	(244)	320,755	351,486	278,063	629,549	15,873	(1,025)	13,153	28,001
Pimco VIT Total Return (Grandmaster™)	36,231	6,873	11,379	54,483	30,372	(44,232)	168,299	(212)	154,227	208,710	792,052	1,000,762	2,625	(3,789)	14,250	13,086
Pimco VIT Total Return (IQ Annuity™)	34,483	10,618	5,652	50,753	121,760	(164,979)	179,484	(368)	135,897	186,650	769,896	956,546	10,315	(15,361)	16,513	11,467
Pimco VIT Total Return (Pinnacle Plus™)	20,848	7,071	(7,525)	20,394	218,822	(14,199)	172,369	(430)	376,562	396,956	257,070	654,026	21,617	(1,739)	12,180	32,058
Non-Affiliated Investor Class:
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus™)	(203)	184	1,372	1,353	2,185	(594)	7,043	(7)	8,627	9,980	6,764	16,744	258	(74)	875	1,059
Rydex SGI VT U.S. Long Short Momentum (Advantedge™)	(798)	(2,562)	8,239	4,879	6,294	(320)	(10,477)	(111)	(4,614)	265	45,923	46,188	790	(50)	(1,187)	(447)
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II™)	(325)	(192)	3,701	3,184	2,000	(68)	223	(109)	2,046	5,230	26,564	31,794	269	(20)	32	281
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice™)	(33)	(6)	363	324	—	—	1	—	1	325	3,220	3,545	—	—	—	—
Rydex SGI VT U.S. Long Short Momentum (Grandmaster™)	(21)	(61)	218	136	—	(398)	—	(1)	(399)	(263)	1,822	1,559	—	(49)	—	(49)
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity™)	(154)	29	1,802	1,677	90	—	11,497	(26)	11,561	13,238	220	13,458	11	(3)	1,480	1,488
Rydex SGI VT Alternative Strategies Allocation (Advantedge™)	(346)	(14)	(49)	(409)	9,000	—	3,585	(175)	12,410	12,001	24,482	36,483	946	(19)	378	1,305
Rydex SGI VT Alternative Strategies Allocation (Annuichoice™)	(974)	(18)	3,496	2,504	—	(469)	85,520	(242)	84,809	87,313	98,192	185,505	—	(75)	9,212	9,137
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II™)	(790)	(168)	4,323	3,365	155,782	(6,202)	8,710	(81)	158,209	161,574	2,192	163,766	16,406	(675)	934	16,665
Rydex SGI VT Alternative Strategies Allocation (Grandmaster ™) (June 2)*	(175)	(1)	1,055	879	—	(128)	33,160	—	33,032	33,911	—	33,911	—	(14)	3,526	3,512
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™) (May 28)*	(187)	—	903	716	—	—	27,415	—	27,415	28,131	—	28,131	—	—	2,926	2,926
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus™)	(54)	(3)	129	72	2,019	—	4,800	(2)	6,817	6,889	663	7,552	210	—	509	719
Rydex SGI VT Managed Futures Strategies (Advantedge™)	(1,440)	(7,020)	4,443	(4,017)	84,573	(847)	(32,372)	(415)	50,939	46,922	70,474	117,396	10,165	(150)	(4,090)	5,925
Rydex SGI VT Managed Futures Strategies (Annuichoice™)	(2,105)	(20,853)	(6,880)	(29,838)	—	(14,551)	(270,175)	(75)	(284,801)	(314,639)	364,849	50,210	—	(1,680)	(32,866)	(34,546)
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus™)	(2,459)	(11,800)	2,446	(11,813)	21,139	(9,858)	(118,242)	(81)	(107,042)	(118,855)	250,205	131,350	2,533	(1,127)	(13,859)	(12,453)
Rydex SGI VT Managed Futures Strategies (Grandmaster™)	(1,144)	(13,276)	(5,101)	(19,521)	8,900	(4,080)	(388,167)	(56)	(383,403)	(402,924)	406,842	3,918	1,036	(457)	(45,307)	(44,728)
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3™)	(114)	(409)	(59)	(582)	—	(3,779)	17	(16)	(3,778)	(4,360)	9,915	5,555	—	(453)	—	(453)
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II™)	(2,431)	(30,142)	(6,161)	(38,734)	14	(344)	(305,787)	(108)	(306,225)	(344,959)	358,499	13,540	0	(53)	(38,100)	(38,153)
Rydex SGI VT Multi-Hedge Strategies (Advantedge™)	(1,455)	(2,589)	7,840	3,796	43	(4,634)	(382)	(429)	(5,402)	(1,606)	91,301	89,695	5	(626)	(63)	(684)

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Investor Class (continued):
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II™)	$(1,674)	$(25,767)	$28,719	$1,278	$20,563	$(5,002)	$(160,727)	$(109)	$(145,275)	$(143,997)	$201,996	$57,999	2,577	(640)	(20,171)	(18,234)
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice™)	(1,510)	(10,523)	19,339	7,306	—	(8,704)	(57,373)	(51)	(66,128)	(58,822)	156,252	97,430	—	(1,101)	(6,888)	(7,989)
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3™)	(314)	(68)	1,292	910	—	—	—	(28)	(28)	882	20,105	20,987	—	(4)	1	(3)
Rydex SGI VT Multi-Hedge Strategies (Grandmaster™)	(702)	144	2,993	2,435	—	(1,692)	—	(12)	(1,704)	731	51,844	52,575	—	(209)	—	(209)
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity™)	(1,608)	(992)	5,286	2,686	47,927	(85,965)	(29,393)	(93)	(67,524)	(64,838)	156,370	91,532	6,204	(12,797)	(2,132)	(8,725)
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus™)	(821)	3,332	1,137	3,648	2,451	(551)	(7,098)	(18)	(5,216)	(1,568)	29,132	27,564	312	(87)	(572)	(347)

See accompanying notes.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated:
Touchstone Aggressive ETF (Advantedge ™)	$779	$235	$10,347	$11,361	$25,747	$—	$(505)	$(176)	$25,066	$36,427	$42,397	$78,824	3,232	(21)	(54)	3,157
Touchstone Aggressive ETF (AnnuiChoice ™)	4,047	(65,900)	120,555	58,702	125	(15,329)	(61,781)	(287)	(77,272)	(18,570)	359,459	340,889	13	(1,597)	(7,184)	(8,768)
Touchstone Aggressive ETF (GrandMaster flex3 ™)	2,789	(15,896)	109,231	96,124	—	(55,470)	7,044	(302)	(48,728)	47,396	432,196	479,592	—	(5,674)	1,926	(3,748)
Touchstone Aggressive ETF (Grandmaster ™)	56	(10,851)	11,103	308	135	(4,351)	(7,602)	(28)	(11,846)	(11,538)	21,973	10,435	17	(492)	(1,068)	(1,543)
Touchstone Aggressive ETF (IQ Annuity ™)	2,916	(134,363)	222,948	91,501	493	(29,970)	(114,812)	(344)	(144,633)	(53,132)	532,087	478,955	59	(3,785)	(11,769)	(15,495)
Touchstone Aggressive ETF (Pinnacle Plus ™)	598	(5,642)	18,883	13,839	1,080	(8,473)	33,155	(137)	25,625	39,464	34,043	73,507	121	(944)	4,046	3,223
Touchstone Aggressive ETF Fund (AnnuiChoice II ™) (April 24)*	7,967	8,104	95,707	111,778	13,506	(768)	442,661	(363)	455,036	566,814	—	566,814	1,190	(97)	43,740	44,833
Touchstone Baron Small Cap (Advantedge ™)	(1,257)	(12,125)	37,414	24,032	69,631	(36)	52,462	(270)	121,787	145,819	24,157	169,976	8,923	(37)	6,254	15,140
Touchstone Baron Small Cap (AnnuiChoice II ™)	(1,024)	(10,019)	37,492	26,449	6,535	(74)	26,495	(28)	32,928	59,377	65,517	124,894	754	(11)	3,181	3,924
Touchstone Baron Small Cap (AnnuiChoice ™)	(874)	(86,755)	110,086	22,457	—	(13,439)	(85,673)	(142)	(99,254)	(76,797)	146,323	69,526	—	(1,057)	(6,662)	(7,719)
Touchstone Baron Small Cap (GrandMaster flex3 ™)	(7,615)	(193,526)	315,895	114,754	90	(51,037)	(70,519)	(376)	(121,842)	(7,088)	535,552	528,464	7	(4,142)	(7,682)	(11,817)
Touchstone Baron Small Cap (Grandmaster ™)	(2,258)	(48,030)	82,919	32,631	—	(17,477)	177,469	(35)	159,957	192,588	126,290	318,878	—	(1,827)	13,884	12,057
Touchstone Baron Small Cap (IQ Annuity ™)	(13,149)	(113,336)	370,817	244,332	4,871	(49,775)	(31,620)	(330)	(76,854)	167,478	874,491	1,041,969	453	(4,002)	(3,359)	(6,908)
Touchstone Baron Small Cap (Pinnacle Plus ™)	(7,816)	(32,424)	167,270	127,030	1,353	(18,368)	11,594	(638)	(6,059)	120,971	431,081	552,052	101	(1,615)	736	(778)
Touchstone Conservative ETF (AnnuiChoice II ™) (April 24) *	13,444	7,500	29,953	50,897	152,849	(11,193)	344,540	(1,517)	484,679	535,576	—	535,576	14,259	(1,176)	34,355	47,438
Touchstone Conservative ETF (Advantedge ™)	632	284	773	1,689	15,000	—	1,398	(144)	16,254	17,943	10,132	28,075	1,556	(15)	149	1,690
Touchstone Conservative ETF (AnnuiChoice ™)	223	153	1,350	1,726	—	(166)	(549)	(17)	(732)	994	9,479	10,473	—	(18)	16	(2)
Touchstone Conservative ETF (GrandMaster flex3 ™)	33,464	13,262	130,865	177,591	—	(157,580)	811,334	(215)	653,539	831,130	928,184	1,759,314	—	(15,368)	81,048	65,680
Touchstone Conservative ETF (Grandmaster ™)	2,164	5,270	20,316	27,750	—	(11,386)	(413,568)	(78)	(425,032)	(397,282)	629,104	231,822	—	(1,111)	(39,592)	(40,703)
Touchstone Conservative ETF (IQ Annuity ™)	29,021	(99,541)	214,143	143,623	3,300	(382,315)	151,043	(994)	(228,966)	(85,343)	1,706,098	1,620,755	321	(36,889)	13,641	(22,927)
Touchstone Conservative ETF (Pinnacle Plus ™)	21,631	(4,149)	93,876	111,358	—	(34,354)	524,185	(564)	489,267	600,625	589,563	1,190,188	—	(3,240)	51,803	48,563
Touchstone Core Bond (AnnuiChoice II ™)	4,370	(4,542)	17,220	17,048	2,523	(19,783)	(56,534)	(99)	(73,893)	(56,845)	178,161	121,316	219	(1,848)	(5,418)	(7,047)
Touchstone Core Bond (AnnuiChoice ™)	8,482	2,402	21,835	32,719	—	(29,782)	(49,581)	(306)	(79,669)	(46,950)	271,738	224,788	—	(2,378)	(3,946)	(6,324)
Touchstone Core Bond (GrandMaster flex3 ™)	7,059	(3,086)	37,659	41,632	—	(238,801)	(10,751)	(190)	(249,742)	(208,110)	463,148	255,038	—	(20,768)	(944)	(21,712)
Touchstone Core Bond (Grandmaster ™)	21,571	2,372	41,430	65,373	50	(3,372)	488,043	(22)	484,699	550,072	22,820	572,892	5	(302)	46,237	45,940
Touchstone Core Bond (IQ Annuity ™)	5,870	(1,777)	14,950	19,043	200	(33,411)	46,736	(229)	13,296	32,339	132,001	164,340	17	(2,828)	3,970	1,159
Touchstone Core Bond (Pinnacle Plus ™)	15,625	(7,321)	58,353	66,657	47,526	(12,967)	(103,250)	(211)	(68,902)	(2,245)	507,968	505,723	4,595	(1,214)	(9,284)	(5,903)
Touchstone Enhanced ETF (Advantedge ™)	1,940	(2,833)	16,562	15,669	15,538	—	17,995	(641)	32,892	48,561	57,126	105,687	1,770	(82)	2,496	4,184
Touchstone Enhanced ETF (AnnuiChoice ™)	35,467	(80,733)	358,891	313,625	—	(103,442)	226,078	(2,782)	119,854	433,479	1,269,754	1,703,233	—	(10,757)	26,475	15,718
Touchstone Enhanced ETF (GrandMaster flex3 ™)	14,859	(351,224)	572,366	236,001	120	(411,469)	122,426	(626)	(289,549)	(53,548)	1,193,202	1,139,654	13	(43,505)	14,948	(28,544)
Touchstone Enhanced ETF (Grandmaster ™)	10,164	(308,368)	432,382	134,178	156	(258,682)	(91,885)	(369)	(350,780)	(216,602)	910,394	693,792	20	(29,563)	(9,022)	(38,565)
Touchstone Enhanced ETF (IQ Annuity ™)	5,947	(244,007)	363,085	125,025	—	(52,394)	(249,782)	(290)	(302,466)	(177,441)	699,829	522,388	—	(5,136)	(25,633)	(30,769)
Touchstone Enhanced ETF (Pinnacle Plus ™)	7,525	(99,150)	186,473	94,848	668	(92,773)	226,892	(341)	134,446	229,294	251,927	481,221	67	(9,347)	26,635	17,355
Touchstone Enhanced ETF Fund (AnnuiChoice II ™) (April 24) *	3,058	212	21,602	24,872	15,913	(561)	95,584	(164)	110,772	135,644	—	135,644	1,409	(63)	9,393	10,739
Touchstone GMAB Aggressive ETF Fund (AnnuiChoice II ™) (April 24) *	2,596	3,778	43,937	50,311	—	—	206,259	(353)	205,906	256,217	—	256,217	—	(30)	20,381	20,351
Touchstone High Yield - TVST (AnnuiChoice II ™) (May 29) *	367	11	381	759	1,329	(38)	4,840	(3)	6,128	6,887	—	6,887	127	(4)	478	601
Touchstone High Yield (AnnuiChoice ™)	4,918	(34,834)	65,873	35,957	—	(30,797)	10,969	(253)	(20,081)	15,876	88,208	104,084	—	(2,169)	687	(1,482)
Touchstone High Yield (GrandMaster flex3 ™)	19,604	(35,068)	175,709	160,245	14	(94,570)	(3,326)	(220)	(98,102)	62,143	392,034	454,177	1	(7,384)	29	(7,354)
Touchstone High Yield (Grandmaster ™)	3,668	(50,097)	73,124	26,695	—	(70,917)	(53,033)	(21)	(123,971)	(97,276)	181,590	84,314	—	(8,067)	(6,122)	(14,189)
Touchstone High Yield (IQ Annuity ™)	17,202	(10,766)	105,532	111,968	—	(23,082)	107,145	(230)	83,833	195,801	174,620	370,421	—	(1,813)	9,238	7,425
Touchstone High Yield (Pinnacle Plus ™)	40,772	(120,294)	280,300	200,778	88,967	(33,609)	59,095	(523)	113,930	314,708	573,240	887,948	7,019	(3,116)	755	4,658
Touchstone Large Cap Core Equity (Advantedge ™)	90	(232)	1,951	1,809	9,600	—	221	(65)	9,756	11,565	7,658	19,223	1,129	(9)	44	1,164
Touchstone Large Cap Core Equity (AnnuiChoice II ™)	51	(4,397)	5,679	1,333	5,043	—	(14,356)	(2)	(9,315)	(7,982)	21,239	13,257	597	—	(2,023)	(1,426)
Touchstone Large Cap Core Equity (AnnuiChoice ™)	180	(30,030)	57,308	27,458	—	(25,029)	(33,856)	(248)	(59,133)	(31,675)	165,480	133,805	—	(2,919)	(3,892)	(6,811)
Touchstone Large Cap Core Equity (GrandMaster flex3 ™)	(416)	(13,140)	50,417	36,861	—	(15,778)	(3,759)	(142)	(19,679)	17,182	185,064	202,246	—	(1,868)	(351)	(2,219)
Touchstone Large Cap Core Equity (Grandmaster ™)	2,696	66,093	70,004	138,793	—	(11,482)	577,432	(36)	565,914	704,707	32,478	737,185	—	(1,261)	69,106	67,845
Touchstone Large Cap Core Equity (IQ Annuity ™)	(773)	(51,609)	119,939	67,557	83	(39,695)	(39,170)	(236)	(79,018)	(11,461)	388,255	376,794	10	(4,324)	(5,325)	(9,639)
Touchstone Large Cap Core Equity (Pinnacle Plus ™)	(1,521)	(82,532)	143,163	59,110	3,707	(39,872)	(68,816)	(431)	(105,412)	(46,302)	421,396	375,094	391	(4,199)	(8,826)	(12,634)
Touchstone Mid Cap Growth (Advantedge ™) (April 17) *	(310)	80	7,928	7,698	20,000	(57)	16,738	(45)	36,636	44,334	—	44,334	2,861	(14)	2,195	5,042
Touchstone Mid Cap Growth (AnnuiChoice II ™)	(410)	(6,445)	19,803	12,948	—	(978)	1,968	(255)	735	13,683	33,937	47,620	—	(140)	239	99
Touchstone Mid Cap Growth (AnnuiChoice ™)	(1,683)	(21,901)	85,845	62,261	—	(25,469)	5,065	(249)	(20,653)	41,608	168,173	209,781	—	(1,766)	411	(1,355)
Touchstone Mid Cap Growth (GrandMaster flex3 ™)	(3,506)	(21,915)	103,264	77,843	300	(14,778)	(472)	(187)	(15,137)	62,706	214,654	277,360	24	(1,060)	(23)	(1,059)
Touchstone Mid Cap Growth (Grandmaster ™)	(1,930)	(32,283)	82,374	48,161	7,810	(13,314)	2,879	(64)	(2,689)	45,472	145,750	191,222	737	(1,318)	(87)	(668)
Touchstone Mid Cap Growth (IQ Annuity ™)	(2,758)	(106,550)	169,119	59,811	927	(21,611)	(18,011)	(149)	(38,844)	20,967	208,060	229,027	77	(1,833)	(1,644)	(3,400)

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated (continued):
Touchstone Mid Cap Growth (Pinnacle Plus ™)	$(9,186)	$(79,575)	$276,092	$187,331	$9,961	$(9,373)	$(41,472)	$(1,004)	$(41,888)	$145,443	$528,626	$674,069	937	(879)	(3,274)	(3,216)
Touchstone Moderate ETF (Advantedge ™)	1,875	(304)	10,559	12,130	13,371	—	36,896	(311)	49,956	62,086	34,252	96,338	1,538	(36)	4,501	6,003
Touchstone Moderate ETF (AnnuiChoice ™)	11,922	(20,180)	97,293	89,035	—	(77,933)	252,400	(408)	174,059	263,094	271,150	534,244	—	(7,552)	27,323	19,771
Touchstone Moderate ETF (GrandMaster flex3 ™)	29,783	(19,420)	262,764	273,127	3,250	(262,264)	339,300	(897)	79,389	352,516	1,480,601	1,833,117	326	(26,771)	37,699	11,254
Touchstone Moderate ETF (Grandmaster ™)	3,039	(11,222)	31,170	22,987	—	(16,531)	1,642	(41)	(14,930)	8,057	160,298	168,355	—	(1,598)	1	(1,597)
Touchstone Moderate ETF (IQ Annuity ™)	32,683	(314,549)	667,789	385,923	81	(843,878)	(390,978)	(2,080)	(1,236,855)	(850,932)	3,284,256	2,433,324	9	(90,759)	(35,681)	(126,431)
Touchstone Moderate ETF (Pinnacle Plus ™)	47,843	(17,857)	379,196	409,182	4,320	(159,743)	1,384,063	(2,416)	1,226,224	1,635,406	1,077,503	2,712,909	449	(16,837)	153,671	137,283
Touchstone Moderate ETF Fund (AnnuiChoice II ™)	14,812	2,966	66,120	83,898	155,445	(8,547)	384,683	(297)	531,284	615,182	—	615,182	17,814	(983)	48,893	65,724
Touchstone Money Market (IQ3 ™) (April 24) *	(24,100)	—	—	(24,100)	461,808	(1,110,867)	3,870,427	(1,947)	3,219,421	3,195,321	—	3,195,321	41,649	(100,333)	348,148	289,464
Touchstone Money Market (GrandMaster flex3 ™)	(13,659)	—	—	(13,659)	200	(554,482)	2,428,101	(501)	1,873,318	1,859,659	—	1,859,659	18	(51,238)	222,707	171,487
Touchstone Money Market (AnnuiChoice II ™) (April 24) *	(1,356)	—	—	(1,356)	80,446	(22,285)	254,913	(279)	312,795	311,439	—	311,439	8,056	(2,261)	25,480	31,275
Touchstone Money Market (Advantedge ™) (May 7) *	(1,357)	—	—	(1,357)	452,185	(159)	(248,032)	—	203,994	202,637	—	202,637	44,924	(16)	(24,705)	20,203
Touchstone Money Market (Pinnacle Plus ™) (April 24) *	(13,140)	—	—	(13,140)	300	(59,675)	1,387,572	(974)	1,327,223	1,314,083	—	1,314,083	30	(6,077)	138,488	132,441
Touchstone Money Market (AnnuiChoice ™)	(4,683)	—	—	(4,683)	89	(380,123)	1,492,504	(2,517)	1,109,953	1,105,270	152,461	1,257,731	8	(33,443)	130,315	96,880
Touchstone Money Market (Grandmaster ™)	(27,187)	—	—	(27,187)	114,616	(1,931,232)	(672,331)	(2,345)	(2,491,292)	(2,518,479)	7,761,473	5,242,994	10,348	(174,702)	(60,898)	(225,252)
Touchstone Third Avenue Value (Advantedge ™)	2,101	(7,368)	48,754	43,487	67,931	—	43,011	(781)	110,161	153,648	95,303	248,951	9,643	(110)	5,703	15,236
Touchstone Third Avenue Value (AnnuiChoice II ™)	4,885	(81,162)	217,770	141,493	47,030	(19,903)	(85,240)	(398)	(58,511)	82,982	509,757	592,739	7,019	(2,915)	(12,365)	(8,261)
Touchstone Third Avenue Value (AnnuiChoice ™)	11,658	(379,348)	693,149	325,459	1,688	(100,005)	(157,615)	(1,634)	(257,566)	67,893	1,226,628	1,294,521	142	(8,137)	(12,943)	(20,938)
Touchstone Third Avenue Value (GrandMaster flex3 ™)	5,294	(359,489)	626,711	272,516	331	(148,712)	(133,951)	(937)	(283,269)	(10,753)	1,271,933	1,261,180	36	(13,246)	(14,250)	(27,460)
Touchstone Third Avenue Value (Grandmaster ™)	13,818	(726,712)	1,208,347	495,453	11,685	(188,785)	(336,279)	(966)	(514,345)	(18,892)	2,304,029	2,285,137	1,183	(18,860)	(39,492)	(57,169)
Touchstone Third Avenue Value (IQ Annuity ™)	10,715	(225,835)	671,801	456,681	7,834	(159,067)	(101,314)	(1,010)	(253,557)	203,124	1,825,817	2,028,941	689	(13,926)	(11,162)	(24,399)
Touchstone Third Avenue Value (Pinnacle Plus ™)	6,580	(415,123)	796,100	387,557	12,610	(130,374)	(115,196)	(1,659)	(234,619)	152,938	1,668,217	1,821,155	1,016	(11,135)	(12,595)	(22,714)
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster ™)	79,010	(1,097,341)	3,103,407	2,085,076	30,472	(819,983)	(694,949)	(5,190)	(1,489,650)	595,426	9,252,797	9,848,223	806	(23,078)	(23,518)	(45,790)
Fidelity VIP Growth (Grandmaster ™)	(36,728)	(167,872)	1,248,550	1,043,950	—	(601,634)	(56,096)	(3,412)	(661,142)	382,808	4,580,232	4,963,040	—	(15,515)	(1,444)	(16,959)
Fidelity VIP High Income (Grandmaster ™)	226,730	(278,217)	1,201,517	1,150,030	555	(360,315)	432,098	(1,680)	70,658	1,220,688	2,592,039	3,812,727	35	(23,230)	30,258	7,063
Fidelity VIP II Asset Manager (Grandmaster ™)	53,017	(130,122)	1,184,234	1,107,129	14,423	(424,318)	717	(2,813)	(411,991)	695,138	4,282,066	4,977,204	523	(14,164)	(228)	(13,869)
Fidelity VIP II Contrafund (Grandmaster ™)	6,671	(519,095)	3,674,128	3,161,704	55,233	(946,034)	(626,395)	(6,073)	(1,523,269)	1,638,435	11,183,570	12,822,005	1,864	(34,767)	(27,965)	(60,868)
Fidelity VIP II Index 500 (Grandmaster ™)	40,117	32,126	679,805	752,048	—	(420,226)	(87,030)	(2,326)	(509,582)	242,466	3,591,692	3,834,158	—	(19,719)	(4,517)	(24,236)
Fidelity VIP II Investment Grade Bond (AnnuiChoice ™)	12,021	(288)	8,464	20,197	—	(12,878)	1	(533)	(13,410)	6,787	144,266	151,053	—	(1,271)	(2)	(1,273)
Fidelity VIP II Investment Grade Bond (Grandmaster ™)	145,784	(34,865)	133,729	244,648	105	(220,398)	(128,788)	(888)	(349,969)	(105,321)	1,966,961	1,861,640	4	(8,245)	(4,755)	(12,996)
Fidelity VIP II Investment Grade Bond (GrandmasterFlex3 ™)	16,273	105	12,780	29,158	—	(25,423)	(4,125)	(131)	(29,679)	(521)	218,901	218,380	—	(2,440)	(377)	(2,817)
Fidelity VIP II Investment Grade Bond (IQ3 ™)	10,752	(141)	8,005	18,616	—	(11,789)	1	(251)	(12,039)	6,577	136,413	142,990	—	(1,138)	(1)	(1,139)
Fidelity VIP II Investment Grade Bond (Pinnacle Plus ™)	20,948	(1,710)	17,263	36,501	—	(39,484)	(47,356)	(261)	(87,101)	(50,600)	296,633	246,033	—	(3,827)	(4,509)	(8,336)
Fidelity VIP III Balanced (Grandmaster ™)	7,154	(63,988)	346,617	289,783	—	(153,243)	(11,647)	(657)	(165,547)	124,236	903,059	1,027,295	—	(12,721)	(1,168)	(13,889)
Fidelity VIP III Growth & Income (Grandmaster ™)	(3,342)	(219,732)	464,960	241,886	820	(164,113)	(181,687)	(781)	(345,761)	(103,875)	1,354,098	1,250,223	69	(14,174)	(17,407)	(31,512)
Fidelity VIP III Growth Opportunities (Grandmaster ™)	(4,191)	(18,747)	199,770	176,832	1,625	(41,984)	2,523	(296)	(38,132)	138,700	435,607	574,307	220	(5,821)	68	(5,533)
Fidelity VIP Overseas (AnnuiChoice ™)	51	(76,144)	72,919	(3,174)	—	(7,853)	(89,952)	(107)	(97,912)	(101,086)	115,754	14,668	—	(1,525)	(16,091)	(17,616)
Fidelity VIP Overseas (AnnuiChoice II ™)	98	(85)	1,643	1,656	—	—	—	(17)	(17)	1,639	6,616	8,255	—	(3)	—	(3)
Fidelity VIP Overseas (Grandmaster ™)	22,178	(187,159)	574,551	409,570	—	(208,270)	(117,173)	(1,328)	(326,771)	82,799	2,159,129	2,241,928	—	(10,005)	(5,747)	(15,752)
Fidelity VIP Overseas (GrandmasterFlex3 ™)	891	(6,065)	28,089	22,915	—	(7,082)	(495)	(60)	(7,637)	15,278	94,054	109,332	—	(1,006)	(68)	(1,074)
Fidelity VIP Overseas (IQ3 ™)	120	(32,414)	35,242	2,948	—	(25,987)	(4,316)	(20)	(30,323)	(27,375)	48,559	21,184	—	(4,470)	(917)	(5,387)
Fidelity VIP Overseas (Pinnacle Plus ™)	963	(34,659)	63,265	29,569	—	(18,429)	(16,859)	(226)	(35,514)	(5,945)	151,717	145,772	—	(3,042)	(2,875)	(5,917)
Non-Affiliated Service Class:
Fidelity VIP III Mid Cap (Grandmaster ™)	(4,506)	(344,605)	917,500	568,389	—	(127,983)	(418,133)	(681)	(546,797)	21,592	1,823,951	1,845,543	—	(5,469)	(17,340)	(22,809)
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Advantedge ™)	476	(1,550)	10,112	9,038	33,819	(6,114)	(562)	(354)	26,789	35,827	26,470	62,297	3,952	(759)	(61)	3,132
Fidelity VIP Asset Manager (AnnuiChoice II ™)	2,015	(890)	17,857	18,982	65,661	(1,351)	4,945	(363)	68,892	87,874	54,083	141,957	6,563	(187)	491	6,867
Fidelity VIP Asset Manager (AnnuiChoice ™)	1,771	(3,548)	30,102	28,325	—	(4,534)	7,816	(82)	3,200	31,525	109,209	140,734	0	(432)	555	123
Fidelity VIP Asset Manager (GrandMaster flex3 ™)	348	(2,533)	12,968	10,783	—	(3,295)	(2,406)	(38)	(5,739)	5,044	45,954	50,998	—	(355)	(292)	(647)
Fidelity VIP Asset Manager (IQ3 ™)	2,047	(44,685)	108,451	65,813	—	(75,788)	27,676	(176)	(48,288)	17,525	263,695	281,220	—	(7,652)	3,030	(4,622)
Fidelity VIP Asset Manager (Pinnacle Plus ™)	997	(15,096)	48,534	34,435	2	(20,715)	(21,121)	(69)	(41,903)	(7,468)	159,462	151,994	0	(1,892)	(2,387)	(4,279)

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Balanced (Advantedge ™)	$139	$(2,346)	$8,021	$5,814	$11,927	$(6,097)	$2,965	$(29)	$8,766	$14,580	$11,052	$25,632	1,501	(719)	354	1,136
Fidelity VIP Balanced (AnnuiChoice II ™)	450	(9,230)	16,222	7,442	32,383	(24,895)	38,281	(71)	45,698	53,140	15,762	68,902	4,242	(3,461)	3,899	4,680
Fidelity VIP Balanced (AnnuiChoice ™)	1,963	(3,514)	54,991	53,440	23	(14,728)	22,148	(474)	6,969	60,409	147,612	208,021	4	(1,480)	1,955	479
Fidelity VIP Balanced (GrandMaster flex3 ™)	1,243	(14,642)	92,520	79,121	—	(33,293)	4,562	(214)	(28,945)	50,176	245,941	296,117	—	(3,369)	253	(3,116)
Fidelity VIP Balanced (GrandMaster ™)	1,119	(27,993)	75,144	48,270	1,757	(42,452)	66,239	(44)	25,500	73,770	167,327	241,097	224	(4,829)	5,722	1,117
Fidelity VIP Balanced (IQ3 ™)	1,306	(17,662)	63,508	47,152	889	(19,043)	22,743	(212)	4,377	51,529	155,755	207,284	100	(2,086)	1,532	(454)
Fidelity VIP Balanced (Pinnacle Plus ™)	4,635	(24,237)	173,114	153,512	88,062	(33,023)	227,767	(211)	282,595	436,107	352,451	788,558	7,956	(3,375)	22,227	26,808
Fidelity VIP Contrafund (Advantedge ™)	614	(19,614)	132,646	113,646	255,641	(192)	92,322	(2,355)	345,416	459,062	190,022	649,084	35,575	(348)	12,242	47,469
Fidelity VIP Contrafund (AnnuiChoice II ™)	746	(56,066)	250,264	194,944	104,915	(28,551)	(24,891)	(723)	50,750	245,694	527,067	772,761	14,324	(3,833)	(3,390)	7,101
Fidelity VIP Contrafund (AnnuiChoice ™)	1,753	(472,831)	850,493	379,415	1,230	(113,733)	(197,369)	(2,440)	(312,312)	67,103	1,364,233	1,431,336	100	(10,404)	(17,101)	(27,405)
Fidelity VIP Contrafund (GrandMaster flex3 ™)	(5,523)	(319,711)	704,587	379,353	570	(183,242)	(74,361)	(973)	(258,006)	121,347	1,299,915	1,421,262	50	(16,072)	(6,450)	(22,472)
Fidelity VIP Contrafund (IQ3 ™)	(4,100)	(454,558)	854,945	396,287	18,717	(224,550)	(116,071)	(967)	(322,871)	73,416	1,526,667	1,600,083	1,901	(22,473)	(14,132)	(34,704)
Fidelity VIP Contrafund (Pinnacle Plus ™)	(9,207)	(305,113)	876,171	561,851	40,871	(106,602)	(115,613)	(1,717)	(183,061)	378,790	1,910,032	2,288,822	3,683	(9,893)	(12,192)	(18,402)
Fidelity VIP Contrafund Standard (IQ Advisor ™)	29	(21)	1,389	1,397	—	—	(1)	—	(1)	1,396	4,027	5,423	—	—	—	—
Fidelity VIP Disclipined Small Cap (AnnuiChoice ™)	(235)	(1,680)	8,090	6,175	—	(3,416)	1	(24)	(3,439)	2,736	30,376	33,112	—	(500)	—	(500)
Fidelity VIP Disclipined Small Cap (GrandmasterFlex3 ™)	(323)	(11,340)	14,836	3,173	—	(4,381)	(19,478)	(12)	(23,871)	(20,698)	27,246	6,548	—	(650)	(3,077)	(3,727)
Fidelity VIP Disclipined Small Cap (Grandmaster ™)	(150)	(1,950)	4,395	2,295	—	(1,804)	95	(8)	(1,717)	578	14,376	14,954	—	(360)	29	(331)
Fidelity VIP Disclipined Small Cap (IQ ™)	(510)	(769)	9,431	8,152	—	(395)	—	(12)	(407)	7,745	41,282	49,027	—	(83)	—	(83)
Fidelity VIP Disclipined Small Cap (Pinnacle Plus ™)	(441)	(5,324)	10,853	5,088	—	(157)	(3,869)	(24)	(4,050)	1,038	34,555	35,593	—	(38)	(797)	(835)
Fidelity VIP Disciplined Small Cap (Advantedge ™) (Feb 19) *	(96)	73	2,853	2,830	6,899	—	4,247	(50)	11,096	13,926	—	13,926	1,024	(6)	604	1,622
Fidelity VIP Dynamic Capital Appreciation (AnnuiChoice ™)	(119)	(33,908)	34,912	885	—	(194)	(41,746)	(17)	(41,957)	(41,072)	41,158	86	—	(22)	(4,341)	(4,363)
Fidelity VIP Dynamic Capital Appreciation (GrandMaster flex3 ™)	(436)	(370)	9,476	8,670	—	(130)	—	(52)	(182)	8,488	25,932	34,420	—	(21)	—	(21)
Fidelity VIP Dynamic Capital Appreciation (Grandmaster ™)	(33)	8	1,278	1,253	—	—	3,138	(3)	3,135	4,388	—	4,388	—	—	377	377
Fidelity VIP Dynamic Capital Appreciation (IQ Annuity ™)	(697)	(514)	16,099	14,888	—	(229)	1	(7)	(235)	14,653	44,203	58,856	—	(20)	—	(20)
Fidelity VIP Dynamic Capital Appreciation (Pinnacle Plus ™)	(2,076)	(20,852)	59,871	36,943	—	(17,447)	(9,145)	(240)	(26,832)	10,111	130,834	140,945	—	(1,859)	(1,098)	(2,957)
Fidelity VIP Equity-Income (Advantedge ™)	429	(1,714)	11,306	10,021	43,638	—	(2,366)	(208)	41,064	51,085	4,970	56,055	6,782	(29)	(349)	6,404
Fidelity VIP Equity-Income (AnnuiChoice II ™)	2,508	(51,814)	106,838	57,532	155,593	(11,196)	(67,317)	(68)	77,012	134,544	126,507	261,051	23,644	(2,052)	(9,235)	12,357
Fidelity VIP Equity-Income (AnnuiChoice ™)	3,910	(84,164)	167,697	87,443	241	(38,190)	(17,991)	(634)	(56,574)	30,869	382,680	413,549	28	(4,688)	(2,866)	(7,526)
Fidelity VIP Equity-Income (GrandMaster flex3 ™)	681	(36,016)	71,836	36,501	—	(19,979)	(14,471)	(136)	(34,586)	1,915	170,872	172,787	—	(2,418)	(1,881)	(4,299)
Fidelity VIP Equity-Income (IQ3 ™)	2,081	(197,374)	255,925	60,632	6,946	(28,767)	(73,101)	(257)	(95,179)	(34,547)	418,428	383,881	1,092	(3,947)	(13,093)	(15,948)
Fidelity VIP Equity-Income (Pinnacle Plus ™)	3,536	(120,490)	341,922	224,968	1,756	(62,254)	(32,607)	(1,021)	(94,126)	130,842	901,282	1,032,124	216	(7,051)	(4,100)	(10,935)
Fidelity VIP Freedom 2010 (Advantedge ™)	1,935	(1)	(1,304)	630	57,860	—	(386)	(26)	57,448	58,078	—	58,078	6,237	(3)	(42)	6,192
Fidelity VIP Freedom 2010 (GrandmasterFlex3 ™)	(115)	(11,392)	20,246	8,739	—	(55,576)	(38)	(4)	(55,618)	(46,879)	56,491	9,612	—	(6,457)	—	(6,457)
Fidelity VIP Freedom 2010 (Grandmaster ™)	1,353	(16,464)	29,740	14,629	—	(8,280)	(21,822)	(63)	(30,165)	(15,536)	75,310	59,774	—	(1,042)	(2,456)	(3,498)
Fidelity VIP Freedom 2010 (IQ3 ™)	4,435	(110,562)	105,442	(685)	—	(194,244)	(4,754)	(115)	(199,113)	(199,798)	363,738	163,940	—	(25,332)	(5,103)	(30,435)
Fidelity VIP Freedom 2015 (Advantedge ™)	3,427	21	1,614	5,062	99,000	—	(1)	(26)	98,973	104,035	—	104,035	11,239	(3)	—	11,236
Fidelity VIP Freedom 2015 (AnnuiChoiceII ™)	332	(236)	2,056	2,152	—	(385)	(33)	—	(418)	1,734	9,516	11,250	—	(53)	(3)	(56)
Fidelity VIP Freedom 2015 (GrandmasterFlex3 ™)	147	2	916	1,065	—	—	—	—	—	1,065	4,615	5,680	—	—	—	—
Fidelity VIP Freedom 2015 (IQ3 ™)	14,488	(203,512)	229,767	40,743	—	(436,642)	122,127	(192)	(314,707)	(273,964)	616,601	342,637	—	(55,901)	9,758	(46,143)
Fidelity VIP Freedom 2015 (Pinnacle Plus ™)	4,769	(16,891)	45,193	33,071	—	(8,028)	(21,786)	(55)	(29,869)	3,202	189,080	192,282	—	(1,022)	(3,448)	(4,470)
Fidelity VIP Freedom 2020 (Advantedge ™)	301	—	(198)	103	10,000	—	—	(18)	9,982	10,085	—	10,085	1,135	(2)	—	1,133
Fidelity VIP Freedom 2020 (AnnuiChoiceII ™)	706	(47)	5,377	6,036	—	—	—	(15)	(15)	6,021	22,296	28,317	—	(2)	—	(2)
Fidelity VIP Freedom 2020 (IQ3 ™)	3,934	55	9,503	13,492	—	—	132,489	—	132,489	145,981	—	145,981	—	—	16,975	16,975
Fidelity VIP Freedom 2020 (Pinnacle Plus ™)	321	(315)	3,284	3,290	—	—	7	—	7	3,297	12,489	15,786	—	(1)	1	—
Fidelity VIP Freedom 2025 (Advantedge ™)	283	—	(160)	123	10,000	—	—	(18)	9,982	10,105	—	10,105	1,149	(2)	—	1,147
Fidelity VIP Freedom 2030 (Pinnacle Plus ™)	18	(9)	518	527	—	—	1	(4)	(3)	524	1,820	2,344	—	(1)	1	—
Fidelity VIP Growth & Income (AnnuiChoice II ™)	(233)	(10,551)	28,945	18,161	95,503	(69,774)	(14,106)	(14)	11,609	29,770	27,506	57,276	14,214	(9,892)	(1,668)	2,654
Fidelity VIP Growth & Income (AnnuiChoice ™)	(193)	(16,533)	40,312	23,586	—	(8,230)	(17,728)	(256)	(26,214)	(2,628)	113,528	110,900	—	(971)	(2,147)	(3,118)
Fidelity VIP Growth & Income (GrandMaster flex3 ™)	(490)	(7,899)	27,144	18,755	11	(12,557)	11,225	(37)	(1,358)	17,397	82,346	99,743	2	(1,386)	1,085	(299)
Fidelity VIP Growth & Income (IQ3 ™)	(368)	(3,407)	17,675	13,900	9	(7,517)	(1)	(76)	(7,585)	6,315	60,768	67,083	2	(1,024)	(1)	(1,023)
Fidelity VIP Growth & Income (Pinnacle Plus ™)	(666)	(29,454)	58,824	28,704	55,038	(4,004)	(8,126)	(94)	42,814	71,518	82,953	154,471	6,287	(540)	(708)	5,039
Fidelity VIP Growth & Income (Advantedge ™) (Nov 23) *	158	—	328	486	26,272	—	—	(23)	26,249	26,735	—	26,735	3,406	(3)	—	3,403

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Growth (Advantedge ™)	$(241)	$(6,873)	$11,417	$4,303	$12,577	$(12,105)	$1	$(10)	$463	$4,766	$16,099	$20,865	1,925	(1,843)	—	82
Fidelity VIP Growth (AnnuiChoice II ™)	(912)	(48,900)	75,870	26,058	90,399	(51,295)	(19,138)	(330)	19,636	45,694	101,097	146,791	12,291	(7,337)	(2,780)	2,174
Fidelity VIP Growth (AnnuiChoice ™)	(708)	(24,785)	45,893	20,400	225	(20,913)	(11,935)	(181)	(32,804)	(12,404)	111,589	99,185	32	(2,946)	(2,080)	(4,994)
Fidelity VIP Growth (GrandMaster flex3 ™)	(1,445)	(11,601)	38,497	25,451	—	(21,833)	(5,000)	(62)	(26,895)	(1,444)	120,342	118,898	—	(2,705)	(655)	(3,360)
Fidelity VIP Growth (GrandMaster ™)	(2,920)	(81,720)	148,439	63,799	23,540	(67,832)	2,605	(148)	(41,835)	21,964	283,295	305,259	3,521	(10,529)	192	(6,816)
Fidelity VIP Growth (IQ3 ™)	(1,450)	(94,687)	115,900	19,763	38	(39,310)	(11,898)	(157)	(51,327)	(31,564)	156,093	124,529	7	(7,330)	(3,935)	(11,258)
Fidelity VIP Growth (Pinnacle Plus ™)	(2,199)	(53,593)	85,368	29,576	34,660	(3,649)	(34,943)	(214)	(4,146)	25,430	187,260	212,690	3,655	(448)	(5,533)	(2,326)
Fidelity VIP Growth Opportunities (Advantedge ™)	(413)	(1,152)	14,446	12,881	49,584	—	(2,175)	(329)	47,080	59,961	10,229	70,190	7,960	(49)	(319)	7,592
Fidelity VIP Growth Opportunities (AnnuiChoice II ™)	(26)	(49)	1,322	1,247	2,040	(30)	1,468	(7)	3,471	4,718	868	5,586	292	(5)	209	496
Fidelity VIP Growth Opportunities (AnnuiChoice ™)	(134)	(1,170)	7,738	6,434	—	(2,565)	846	(29)	(1,748)	4,686	16,195	20,881	—	(378)	111	(267)
Fidelity VIP Growth Opportunities (GrandMaster flex3 ™)	(565)	(6,460)	22,224	15,199	—	(10,469)	(13)	(67)	(10,549)	4,650	38,772	43,422	—	(1,226)	(1)	(1,227)
Fidelity VIP Growth Opportunities (IQ3 ™)	(651)	(2,195)	22,559	19,713	2,100	(2,000)	(1,648)	(64)	(1,612)	18,101	44,599	62,700	321	(261)	(212)	(152)
Fidelity VIP Growth Opportunities (Pinnacle Plus ™)	(2,096)	(39,161)	100,456	59,199	80,084	(5,070)	223,574	(106)	298,482	357,681	45,594	403,275	8,508	(773)	26,977	34,712
Fidelity VIP High Income (AnnuiChoice II ™)	2,965	(7,267)	23,099	18,797	90,770	(94,347)	(99)	(37)	(3,713)	15,084	34,656	49,740	10,599	(10,534)	(12)	53
Fidelity VIP High Income (AnnuiChoice ™)	30,789	(17,718)	146,946	160,017	—	(22,800)	739	(973)	(23,034)	136,983	361,038	498,021	—	(1,765)	834	(931)
Fidelity VIP High Income (GrandMaster flex3 ™)	83,751	19,987	356,027	459,765	—	(116,109)	(22,187)	(159)	(138,455)	321,310	1,129,694	1,451,004	—	(9,281)	(831)	(10,112)
Fidelity VIP High Income (IQ3 ™)	412,366	22,059	1,230,479	1,664,904	176,810	(570,100)	2,665,446	(1,074)	2,271,082	3,935,986	2,847,494	6,783,480	16,260	(50,889)	250,011	215,382
Fidelity VIP High Income (Pinnacle Plus ™)	10,007	(30,179)	73,953	53,781	240	(11,655)	(29,499)	(143)	(41,057)	12,724	166,454	179,178	22	(1,065)	(3,167)	(4,210)
Fidelity VIP High Income (Advantedge ™) (May 26) *	17,405	10,565	5,927	33,897	46,186	(5,100)	339,180	(64)	380,202	414,099	—	414,099	5,076	(509)	34,014	38,581
Fidelity VIP II Index 500 (Advantedge ™)	1,911	3,302	61,401	66,614	221,263	—	(65,947)	(1,006)	154,310	220,924	29,750	250,674	35,524	(131)	(9,762)	25,631
Fidelity VIP II Index 500 (AnnuiChoice II ™)	2,623	(33,075)	84,476	54,024	181,017	(66,672)	(8,699)	(678)	104,968	158,992	89,063	248,055	30,107	(11,001)	(1,210)	17,896
Fidelity VIP II Index 500 (AnnuiChoice ™)	5,766	(88,365)	176,787	94,188	—	(52,670)	(39,618)	(1,191)	(93,479)	709	491,971	492,680	—	(7,175)	(5,501)	(12,676)
Fidelity VIP II Index 500 (GrandmasterFlex3 ™)	3,828	(62,085)	167,867	109,610	175	(94,952)	32,865	(559)	(62,471)	47,139	521,822	568,961	33	(15,691)	5,096	(10,562)
Fidelity VIP II Index 500 (Grandmaster ™)	9,097	(452,244)	786,279	343,132	5,422	(133,305)	(258,193)	(980)	(387,056)	(43,924)	1,423,276	1,379,352	834	(21,951)	(30,685)	(51,802)
Fidelity VIP II Index 500 (IQ3 ™)	3,898	(35,570)	134,019	102,347	193	(25,395)	(16,121)	(461)	(41,784)	60,563	456,284	516,847	31	(3,632)	(2,390)	(5,991)
Fidelity VIP II Index 500 (Pinnacle Plus ™)	7,859	(102,787)	354,530	259,602	38,502	(91,464)	(41,835)	(679)	(95,476)	164,126	1,167,479	1,331,605	4,320	(9,687)	(5,284)	(10,651)
Fidelity VIP Investment Grade Bond (Advantedge ™)	2,072	2,125	829	5,026	78,521	(12,358)	(1,450)	(223)	64,490	69,516	14,344	83,860	7,459	(1,200)	(7)	6,252
Fidelity VIP Investment Grade Bond (AnnuiChoice II ™)	10,361	(167)	8,102	18,296	75,375	(1,942)	(24,207)	(178)	49,048	67,344	107,510	174,854	6,911	(200)	(2,129)	4,582
Fidelity VIP Investment Grade Bond (AnnuiChoice ™)	96,776	(48,144)	60,354	108,986	—	(82,027)	(448,536)	(1,853)	(532,416)	(423,430)	1,368,725	945,295	—	(6,480)	(37,703)	(44,183)
Fidelity VIP Investment Grade Bond (GrandMaster flex3 ™)	61,311	(12,918)	53,857	102,250	333	(430,431)	(173,386)	(497)	(603,981)	(501,731)	1,026,947	525,216	32	(39,702)	(15,016)	(54,686)
Fidelity VIP Investment Grade Bond (GrandMaster ™)	32,135	(2,922)	23,529	52,742	6,555	(44,942)	269,710	(154)	231,169	283,911	300,317	584,228	642	(4,353)	25,718	22,007
Fidelity VIP Investment Grade Bond (IQ3 ™)	48,103	(12,709)	46,767	82,161	47	(65,430)	705	(792)	(65,470)	16,691	625,575	642,266	4	(5,222)	147	(5,071)
Fidelity VIP Investment Grade Bond (Pinnacle Plus ™)	37,571	215	24,925	62,711	88,640	(24,326)	241,875	(444)	305,745	368,456	372,313	740,769	7,691	(2,285)	21,994	27,400
Fidelity VIP Mid Cap (AnnuiChoice II ™)	29	(28,204)	71,471	43,296	102,002	(41,864)	592	(78)	60,652	103,948	66,993	170,941	13,541	(5,749)	155	7,947
Fidelity VIP Mid Cap (AnnuiChoice ™)	(787)	(138,566)	279,627	140,274	—	(65,710)	(165,196)	(985)	(231,891)	(91,617)	489,007	397,390	—	(3,957)	(10,611)	(14,568)
Fidelity VIP Mid Cap (GrandMaster flex3 ™)	(4,551)	(107,028)	344,723	233,144	497	(109,563)	(42,515)	(580)	(152,161)	80,983	725,818	806,801	34	(7,576)	(3,240)	(10,782)
Fidelity VIP Mid Cap (Grandmaster ™)	(953)	(289,992)	378,679	87,734	11,071	(29,939)	(57,581)	(278)	(76,727)	11,007	692,322	703,329	910	(2,668)	(15,242)	(17,000)
Fidelity VIP Mid Cap (IQ Annuity ™)	(4,375)	(142,196)	422,776	276,205	6,407	(85,729)	(61,860)	(415)	(141,597)	134,608	882,412	1,017,020	384	(6,001)	(5,456)	(11,073)
Fidelity VIP Mid Cap (Pinnacle Plus ™)	(7,544)	(78,155)	508,018	422,319	88,871	(43,924)	277,258	(1,785)	320,420	742,739	1,079,091	1,821,830	5,240	(3,096)	16,955	19,099
Fidelity VIP Mid Cap (Advantedge ™) (March 18) *	581	1,433	7,636	9,650	51,964	(6,142)	86,496	(176)	132,142	141,792	—	141,792	6,769	(788)	10,126	16,107
Fidelity VIP Overseas (Advantedge ™)	1,079	(5,124)	20,449	16,404	56,701	—	1,290	(480)	57,511	73,915	39,449	113,364	8,365	(72)	278	8,571
Fidelity VIP Overseas (AnnuiChoice II ™)	1,658	(69,793)	97,536	29,401	69,522	(64,188)	16,674	(323)	21,685	51,086	106,933	158,019	10,704	(9,353)	1,467	2,818
Fidelity VIP Overseas (AnnuiChoice ™)	4,441	(109,604)	181,360	76,197	67	(49,372)	(35,894)	(590)	(85,789)	(9,592)	417,426	407,834	3	(4,924)	(3,725)	(8,646)
Fidelity VIP Overseas (GrandMaster flex3 ™)	1,394	(85,737)	150,091	65,748	14	(89,521)	(143)	(209)	(89,859)	(24,111)	326,982	302,871	2	(8,786)	46	(8,738)
Fidelity VIP Overseas (GrandMaster ™)	639	(363,992)	378,097	14,744	4,213	(44,200)	(295,779)	(278)	(336,044)	(321,300)	512,441	191,141	717	(7,155)	(54,972)	(61,410)
Fidelity VIP Overseas (IQ3 ™)	3,656	(123,799)	232,602	112,459	9,955	(67,339)	4,976	(288)	(52,696)	59,763	485,005	544,768	1,406	(8,309)	1,165	(5,738)
Fidelity VIP Overseas (Pinnacle Plus ™)	2,069	(362,441)	427,350	66,978	12,034	(62,325)	(221,328)	(542)	(272,161)	(205,183)	702,529	497,346	834	(5,383)	(21,178)	(25,727)
Fidelity VIP Value Stratagies (AnnuiChoice ™)	1	8	2,020	2,029	—	—	14,989	(6)	14,983	17,012	—	17,012	—	(1)	2,097	2,096
Fidelity VIP Value Strategies (GrandMaster ™) (July 14) *	(396)	3,863	24,517	27,984	—	(8,228)	88,293	(9)	80,056	108,040	—	108,040	—	(1,101)	14,489	13,388
Fidelity VIP Value Strategies (GrandMaster flex3 ™) (Dec 14) *	12	—	74	86	—	—	6,279	—	6,279	6,365	—	6,365	—	—	791	791
Fidelity VIP Value Strategies (AnnuiChoice II ™) (Aug 24) *	(4)	2	561	559	2,523	—	5,133	(6)	7,650	8,209	—	8,209	320	(1)	695	1,014
Fidelity VIP Value Strategies (Pinnacle Plus ™) (April 24) *	(496)	3,308	9,958	12,770	110,179	(1,127)	241,834	(8)	350,878	363,648	—	363,648	14,126	(146)	31,328	45,308

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class 1:
JPMorgan IT Mid Cap (IQ3 ™) (April 24) *	$(345)	$57	$8,962	$8,674	$—	$(47)	$30,091	$(24)	$30,020	$38,694	$—	$38,694	—	(6)	2,953	2,947
JPMorgan IT Mid Cap (Grandmaster ™) (April 24) *	(524)	216	14,484	14,176	—	(1,194)	49,566	(9)	48,363	62,539	—	62,539	—	(104)	4,864	4,760
JPMorgan IT Mid Cap (GrandMaster flex3 ™) (April 24) *	(925)	2,023	20,793	21,891	—	(12,264)	80,219	(65)	67,890	89,781	—	89,781	—	(1,029)	7,872	6,843
JPMorgan IT Mid Cap (Pinnacle Plus ™) (April 24) *	(5,415)	2,149	120,491	117,225	—	(8,592)	412,083	(457)	403,034	520,259	—	520,259	—	(753)	40,440	39,687
JPMorgan IT Mid Cap (AnnuiChoice ™) (April 24) *	(1,067)	1,205	39,498	39,636	—	(5,042)	135,981	(28)	130,911	170,547	—	170,547	—	(395)	13,344	12,949
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	2,398	(575)	6,760	8,583	—	(7,005)	(1)	(31)	(7,037)	1,546	29,810	31,356	—	(360)	1	(359)
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3 ™)	1,465	(6,968)	10,943	5,440	—	(9,804)	(22,327)	(6)	(32,137)	(26,697)	36,042	9,345	—	(530)	(1,352)	(1,882)
Van Kampen UIF Emerging Markets Debt (IQ3 ™)	728	(1,344)	3,444	2,828	—	—	(4,319)	(16)	(4,335)	(1,507)	14,051	12,544	—	(1)	(287)	(288)
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	116	(649)	2,034	1,501	—	(288)	—	(6)	(294)	1,207	5,634	6,841	—	(42)	—	(42)
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	940	(4,293)	13,750	10,397	—	(10,228)	(1)	(85)	(10,314)	83	43,883	43,966	—	(691)	1	(690)
Van Kampen UIF U.S. Real Estate (GrandMaster flex3 ™)	2,023	(84,181)	109,818	27,660	—	(13,035)	(11,015)	(119)	(24,169)	3,491	137,855	141,346	—	(878)	(1,137)	(2,015)
Van Kampen UIF U.S. Real Estate (IQ3 ™)	1,072	(2,673)	17,817	16,216	—	—	—	(52)	(52)	16,164	61,288	77,452	—	(4)	(1)	(5)
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity ™)	6,167	(102,574)	163,402	66,995	9,871	(32,639)	(37,357)	(233)	(60,358)	6,637	294,612	301,249	842	(2,641)	(3,766)	(5,565)
Franklin Growth and Income Securities (Advantedge ™)	792	(1,186)	6,227	5,833	15,600	—	(912)	(303)	14,385	20,218	22,633	42,851	1,875	(43)	(72)	1,760
Franklin Growth and Income Securities (AnnuiChoice II ™)	1,651	(1,661)	12,460	12,450	14,022	(422)	3,870	(91)	17,379	29,829	26,012	55,841	2,327	(75)	561	2,813
Franklin Growth and Income Securities (AnnuiChoice ™)	15,316	(91,931)	168,889	92,274	—	(31,709)	(39,941)	(789)	(72,439)	19,835	437,540	457,375	—	(3,343)	(4,317)	(7,660)
Franklin Growth and Income Securities (GrandMaster flex3 ™)	8,405	(42,904)	90,535	56,036	50	(18,075)	(16,786)	(271)	(35,082)	20,954	264,418	285,372	5	(1,983)	(1,887)	(3,865)
Franklin Growth and Income Securities (Grandmaster ™)	17,081	(440,905)	540,029	116,205	—	(83,810)	(76,288)	(168)	(160,266)	(44,061)	749,520	705,459	—	(9,477)	(10,434)	(19,911)
Franklin Growth and Income Securities (IQ Annuity ™)	25,838	(184,014)	326,444	168,268	2,500	(107,140)	(8,089)	(740)	(113,469)	54,799	814,225	869,024	256	(10,943)	(2,068)	(12,755)
Franklin Growth and Income Securities (Pinnacle Plus ™)	24,915	(147,894)	297,733	174,754	1,740	(55,232)	(58,731)	(656)	(112,879)	61,875	837,195	899,070	208	(6,109)	(7,270)	(13,171)
Franklin Income Securities (Advantedge ™)	2,722	(1,203)	14,985	16,504	26,939	—	31,828	(238)	58,529	75,033	27,082	102,115	3,431	(28)	3,457	6,860
Franklin Income Securities (AnnuiChoice II ™)	10,910	(18,410)	56,368	48,868	81,746	(9,297)	(33,229)	(151)	39,069	87,937	130,335	218,272	8,863	(1,058)	(3,521)	4,284
Franklin Income Securities (AnnuiChoice ™)	27,125	(16,788)	104,742	115,079	28	(32,921)	(4,809)	(655)	(38,357)	76,722	375,908	452,630	2	(2,617)	(607)	(3,222)
Franklin Income Securities (GrandMaster flex3 ™)	122,278	(205,116)	609,794	526,956	617	(85,653)	(277,571)	(1,734)	(364,341)	162,615	2,020,642	2,183,257	51	(6,748)	(26,425)	(33,122)
Franklin Income Securities (Grandmaster ™)	87,225	(676,295)	923,156	334,086	5,130	(94,983)	(416,826)	(542)	(507,221)	(173,135)	1,916,661	1,743,526	389	(7,252)	(45,235)	(52,098)
Franklin Income Securities (IQ Annuity ™)	69,936	(181,510)	402,973	291,399	22,836	(138,569)	(40,753)	(1,088)	(157,574)	133,825	1,072,711	1,206,536	1,754	(11,682)	(4,587)	(14,515)
Franklin Income Securities (Pinnacle Plus ™)	93,310	(122,492)	444,075	414,893	1,775	(96,228)	(203,671)	(1,288)	(299,412)	115,481	1,554,936	1,670,417	168	(8,700)	(20,896)	(29,428)
Franklin Large Cap Growth Securities (Advantedge ™)	(265)	565	7,116	7,416	47,164	—	(1,876)	(261)	45,027	52,443	10,363	62,806	5,838	(31)	(214)	5,593
Franklin Large Cap Growth Securities (AnnuiChoice II ™)	149	(693)	20,064	19,520	—	(650)	3,399	(49)	2,700	22,220	68,202	90,422	—	(87)	401	314
Franklin Large Cap Growth Securities (AnnuiChoice ™)	67	(895)	11,895	11,067	—	(807)	41,705	(120)	40,778	51,845	34,803	86,648	—	(91)	3,492	3,401
Franklin Large Cap Growth Securities (GrandMaster flex3 ™)	(176)	(32,767)	50,099	17,156	—	(31,237)	(7,130)	(59)	(38,426)	(21,270)	88,051	66,781	—	(3,066)	(785)	(3,851)
Franklin Large Cap Growth Securities (Grandmaster ™)	4	(3,776)	16,998	13,226	30	(3,582)	(2,489)	(50)	(6,091)	7,135	51,705	58,840	3	(347)	(266)	(610)
Franklin Large Cap Growth Securities (IQ Annuity ™)	(225)	(16,030)	65,632	49,377	—	(27,111)	1,685	(131)	(25,557)	23,820	202,422	226,242	—	(2,957)	232	(2,725)
Franklin Large Cap Growth Securities (Pinnacle Plus ™)	(672)	(20,681)	72,269	50,916	3,707	(35,559)	31,353	(238)	(737)	50,179	177,926	228,105	406	(3,867)	3,567	106
Franklin Mutual Shares Securities (Advantedge ™)	1,509	(4,118)	55,481	52,872	144,970	(194)	167,559	(1,334)	311,001	363,873	110,668	474,541	19,398	(210)	21,763	40,951
Franklin Mutual Shares Securities (AnnuiChoice II ™)	793	(11,271)	31,030	20,552	27,733	(7,481)	(7,706)	(216)	12,330	32,882	86,565	119,447	3,489	(1,018)	(1,117)	1,354
Franklin Mutual Shares Securities (AnnuiChoice ™)	4,168	(121,467)	218,470	101,171	—	(37,821)	(107,078)	(668)	(145,567)	(44,396)	467,562	423,166	—	(3,486)	(8,056)	(11,542)
Franklin Mutual Shares Securities (GrandMaster flex3 ™)	3,372	(157,922)	371,267	216,717	360	(54,257)	(158,304)	(909)	(213,110)	3,607	1,212,392	1,215,999	32	(4,719)	(16,913)	(21,600)
Franklin Mutual Shares Securities (IQ Annuity ™)	1,560	(64,329)	118,068	55,299	3,732	(30,070)	41,117	(350)	14,429	69,728	266,118	335,846	356	(3,111)	3,146	391
Franklin Mutual Shares Securities (Pinnacle Plus ™)	2,425	(81,338)	296,202	217,289	7,868	(43,329)	(54,799)	(622)	(90,882)	126,407	1,018,727	1,145,134	680	(4,202)	(6,122)	(9,644)
Franklin Mutual Shares Securities Standard (IQ Advisor ™)	123	(24)	2,035	2,134	—	—	—	—	—	2,134	8,437	10,571	—	—	—	—
Franklin Mutual Shares Securities(Grandmaster ™)	7,493	(569,404)	836,006	274,095	3,616	(84,426)	(242,928)	(783)	(324,521)	(50,426)	1,648,504	1,598,078	299	(7,347)	(26,299)	(33,347)
Franklin Small Cap Value Securities (Advantedge ™) (May 26) *	(84)	1,459	4,088	5,463	37,747	(6,052)	51,505	(48)	83,152	88,615	—	88,615	4,918	(743)	5,954	10,129
Franklin Small Cap Value Securities (AnnuiChoice II ™) (June 24) *	(3)	—	110	107	398	—	—	—	398	505	—	505	67	—	—	67
Franklin Small Cap Value Securities (AnnuiChoice ™)	749	(18,958)	44,020	25,811	—	(33,407)	63,305	(286)	29,612	55,423	70,080	125,503	—	(5,950)	10,705	4,755
Franklin Small Cap Value Securities (GrandmasterFlex3 ™)	38	1,484	10,401	11,923	—	—	3,868	(32)	3,836	15,759	43,861	59,620	—	(5)	522	517
Franklin Small Cap Value Securities (Grandmaster ™)	1,836	(301,040)	491,798	192,594	3,371	(53,662)	(7,019)	(494)	(57,804)	134,790	747,437	882,227	517	(8,722)	(1,170)	(9,375)
Franklin Small Cap Value Securities (IQ3 ™)	36	529	6,061	6,626	4,426	(487)	24,208	(25)	28,122	34,748	6,943	41,691	881	(73)	3,597	4,405
Franklin Small Cap Value Securities (Pinnacle Plus ™)	(564)	(141,434)	152,748	10,750	11,963	(8,160)	(119,826)	(155)	(116,178)	(105,428)	365,090	259,662	1,832	(1,459)	(27,893)	(27,520)
Templeton Foreign Securities Fund (AnnuiChoice II ™)	422	445	9,447	10,314	13,369	(598)	34,407	(29)	47,149	57,463	22,351	79,814	1,367	(65)	3,657	4,959
Templeton Foreign Securities Fund (AnnuiChoice II ™)	3,002	(22,947)	67,850	47,905	15	(18,514)	(15,789)	(202)	(34,490)	13,415	131,948	145,363	1	(1,349)	(530)	(1,878)

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class 2 (continued):
Templeton Foreign Securities Fund (Advantedge ™)	$483	$(697)	$13,081	$12,867	$33,088	$—	$(340)	$(320)	$32,428	$45,295	$32,620	$77,915	3,969	(43)	(51)	3,875
Templeton Foreign Securities Fund (GrandMaster flex3 ™)	7,531	(21,695)	132,909	118,745	—	(54,531)	(45,979)	(214)	(100,724)	18,021	388,437	406,458	—	(3,811)	(3,011)	(6,822)
Templeton Foreign Securities Fund (Grandmaster ™)	2,390	(37,549)	129,667	94,508	35	(13,793)	183,295	(58)	169,479	263,987	165,519	429,506	3	(903)	12,664	11,764
Templeton Foreign Securities Fund (Pinnacle Plus ™)	7,436	(30,182)	193,552	170,806	98,700	(16,146)	215,158	(498)	297,214	468,020	489,994	958,014	6,824	(1,211)	13,114	18,727
Templeton Growth Securities (Advantedge ™)	409	(2,356)	10,922	8,975	18,241	—	(2,401)	(336)	15,504	24,479	26,783	51,262	2,312	(49)	(212)	2,051
Templeton Growth Securities (AnnuiChoice II ™)	425	(10,119)	14,490	4,796	4,645	(914)	(6,340)	(26)	(2,635)	2,161	26,414	28,575	682	(121)	(1,248)	(687)
Templeton Growth Securities (AnnuiChoice ™)	1,025	(29,160)	39,993	11,858	—	(16,452)	(18,561)	(107)	(35,120)	(23,262)	54,716	31,454	—	(1,512)	(1,298)	(2,810)
Templeton Growth Securities (GrandMaster flex3 ™)	12,408	(112,593)	300,535	200,350	360	(33,111)	(70,792)	(667)	(104,210)	96,140	803,273	899,413	32	(2,962)	(7,216)	(10,146)
Templeton Growth Securities (Grandmaster ™)	4,050	(45,902)	95,146	53,294	1,927	(68,950)	89,630	(38)	22,569	75,863	246,168	322,031	210	(6,344)	6,399	265
Templeton Growth Securities (IQ Annuity ™)	11,531	(48,716)	218,719	181,534	400	(45,931)	(15,645)	(365)	(61,541)	119,993	665,284	785,277	43	(4,025)	(1,466)	(5,448)
Templeton Growth Securities (Pinnacle Plus ™)	4,802	(37,938)	149,563	116,427	83,968	(27,254)	222,798	(290)	279,222	395,649	412,830	808,479	7,006	(2,547)	17,784	22,243
Templeton Growth Securities Standard (IQ Advisor ™)	109	(15)	1,101	1,195	—	—	1	—	1	1,196	3,942	5,138	—	—	—	—
Van Kampen LIT Comstock (AnnuiChoice ™)	2,196	(16,424)	26,115	11,887	—	(18,376)	(56,979)	(59)	(75,414)	(63,527)	88,499	24,972	—	(1,618)	(4,945)	(6,563)
Van Kampen LIT Comstock (GrandMaster flex3 ™)	3,598	(50,784)	71,918	24,732	—	(23,289)	(35,276)	(61)	(58,626)	(33,894)	175,461	141,567	—	(2,260)	(3,995)	(6,255)
Van Kampen LIT Comstock (Grandmaster ™)	1,955	(5,712)	20,424	16,667	40	(9,452)	247	(53)	(9,218)	7,449	64,531	71,980	4	(837)	82	(751)
Van Kampen LIT Comstock (IQ Annuity ™)	672	(26,661)	29,806	3,817	—	(26,196)	(2,296)	(33)	(28,525)	(24,708)	46,873	22,165	—	(2,790)	(85)	(2,875)
Van Kampen LIT Comstock (Pinnacle Plus ™)	3,907	(24,240)	55,005	34,672	—	(9,547)	(29,236)	(159)	(38,942)	(4,270)	166,334	162,064	—	(948)	(3,168)	(4,116)
Van Kampen LIT Comstock (AnnuiChoice II ™) (June 30) *	78	157	1,617	1,852	8,055	(353)	(701)	(36)	6,965	8,817	—	8,817	1,187	(53)	(86)	1,048
Van Kampen LIT Capital Growth (AnnuiChoice ™)	(27)	3	1,179	1,155	—	—	3,743	(5)	3,738	4,893	—	4,893	—	—	373	373
Van Kampen LIT Capital Growth (GrandMaster flex3 ™)	(110)	(415)	3,983	3,458	—	—	(4,952)	(4)	(4,956)	(1,498)	5,651	4,153	—	(1)	(400)	(401)
Van Kampen LIT Capital Growth (Grandmaster ™)	(922)	4,142	28,960	32,180	—	(8,177)	144,776	(8)	136,591	168,771	212	168,983	—	(716)	13,891	13,175
Van Kampen LIT Capital Growth (Pinnacle Plus ™)	(3,911)	(7,136)	111,075	100,028	88,053	(3,772)	258,547	(97)	342,731	442,759	74,728	517,487	8,514	(377)	27,528	35,665
Van Kampen LIT Capital Growth (Advantedge ™) (Dec 22) *	(4)	—	111	107	9,600	—	—	(2)	9,598	9,705	—	9,705	1,065	—	—	1,065
Van Kampen LIT Capital Growth (AnnuiChoice II ™) (May 29) *	(28)	12	1,038	1,022	1,785	(39)	2,274	(2)	4,018	5,040	—	5,040	221	(4)	275	492
Van Kampen UIF Emerging Markets Debt (Advantedge ™)	1,567	(235)	6,399	7,731	27,943	—	2,476	(173)	30,246	37,977	23,939	61,916	2,684	(17)	242	2,909
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	583	(32)	1,933	2,484	2,230	—	25,518	(5)	27,743	30,227	8,349	38,576	205	—	2,323	2,528
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	1,230	(325)	4,561	5,466	—	—	92,504	(87)	92,417	97,883	18,440	116,323	—	(8)	8,379	8,371
Van Kampen UIF Emerging Markets Debt (GrandmasterFlex3 ™)	5,596	(6,335)	23,132	22,393	—	(26,457)	8,066	(12)	(18,403)	3,990	95,439	99,429	—	(2,844)	749	(2,095)
Van Kampen UIF Emerging Markets Debt (Grandmaster ™)	1,328	(633)	4,469	5,164	—	(185)	2,841	(6)	2,650	7,814	17,916	25,730	—	(10)	158	148
Van Kampen UIF Emerging Markets Debt (IQ3 ™)	5,785	(30,592)	42,734	17,927	492	(858)	(39,274)	(118)	(39,758)	(21,831)	125,107	103,276	33	(68)	(3,086)	(3,121)
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus ™)	17,286	(8,855)	54,373	62,804	—	(6,185)	2,939	(473)	(3,719)	59,085	218,114	277,199	—	(493)	376	(117)
Van Kampen UIF Emerging Markets Equity (Advantedge ™)	(1,652)	(17,634)	68,713	49,427	79,692	(45)	4,153	(636)	83,164	132,591	47,412	180,003	12,342	(106)	670	12,906
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II ™)	(681)	(289)	31,108	30,138	16,868	(40)	7,556	(106)	24,278	54,416	35,767	90,183	1,668	(15)	857	2,510
Van Kampen UIF Emerging Markets Equity (AnnuiChoice ™)	(3,774)	(28,028)	221,930	190,128	—	(57,800)	254,821	(951)	196,070	386,198	181,281	567,479	—	(2,402)	10,670	8,268
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3 ™)	(9,319)	(275,968)	579,897	294,610	300	(103,562)	88,961	(685)	(14,986)	279,624	502,203	781,827	13	(5,077)	3,120	(1,944)
Van Kampen UIF Emerging Markets Equity (Grandmaster ™)	(11,452)	(177,768)	628,824	439,604	3,645	(57,076)	219,996	(621)	165,944	605,548	570,185	1,175,733	143	(2,457)	9,387	7,073
Van Kampen UIF Emerging Markets Equity (IQ Annuity ™)	(3,950)	(208,230)	334,613	122,433	4,448	(16,767)	36,972	(272)	24,381	146,814	234,377	381,191	232	(643)	28	(383)
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus ™)	(15,555)	(165,636)	648,587	467,396	128,299	(64,371)	444,282	(963)	507,247	974,643	485,100	1,459,743	5,393	(3,103)	22,116	24,406
Van Kampen UIF U.S. Mid Cap (IQ Annuity ™) (Oct 21) *	(3)	—	15	12	—	—	1,001	—	1,001	1,013	—	1,013	—	—	121	121
Van Kampen UIF U.S. Mid Cap (AnnuiChoice II ™) (Jan 5) *	(61)	111	2,382	2,432	13,670	—	755	(45)	14,380	16,812	—	16,812	1,863	(5)	143	2,001
Van Kampen UIF U.S. Mid Cap (AnnuiChoice ™) (Dec 4) *	(4)	—	122	118	—	—	5,000	—	5,000	5,118	—	5,118	—	—	608	608
Van Kampen UIF U.S. Mid Cap (Advantedge ™)	(706)	2,650	25,351	27,295	100,200	—	12,154	(528)	111,826	139,121	10,449	149,570	14,385	(67)	1,904	16,222
Van Kampen UIF U.S. Mid Cap (Grandmaster ™)	179	790	1,993	2,962	—	—	65,797	(1)	65,796	68,758	5,203	73,961	—	—	7,980	7,980
Van Kampen UIF U.S. Mid Cap (Pinnacle Plus ™)	(343)	(77,127)	56,982	(20,488)	3,833	(113)	(60,041)	(4)	(56,325)	(76,813)	97,168	20,355	678	(21)	(14,179)	(13,522)
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	548	(1,014)	9,667	9,201	239	(213)	3,441	(26)	3,441	12,642	30,844	43,486	57	(50)	711	718
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	(180)	(20,295)	18,725	(1,750)	1,523	(6,917)	(100,250)	(105)	(105,749)	(107,499)	121,594	14,095	337	(1,742)	(21,939)	(23,344)
Van Kampen UIF U.S. Real Estate (Pinnacle Plus ™)	5,079	(602,069)	672,270	75,280	4,909	(21,234)	(112,367)	(762)	(129,454)	(54,174)	655,492	601,318	389	(1,943)	(13,584)	(15,138)
Van Kampen UIF U.S. Real Estate (Advantedge ™) (Feb 19) *	71	674	4,197	4,942	3,849	(48)	24,974	(15)	28,760	33,702	—	33,702	782	(11)	3,564	4,335
Van Kampen UIF U.S. Real Estate (GrandmasterFlex3 ™)	894	(35,088)	49,480	15,286	—	(3,205)	1,072	(42)	(2,175)	13,111	59,388	72,499	—	(769)	326	(443)
Van Kampen UIF U.S. Real Estate (Grandmaster ™)	1,610	(412,705)	435,802	24,707	—	(15,025)	(116,775)	(132)	(131,932)	(107,225)	343,935	236,710	—	(1,051)	(10,159)	(11,210)
Van Kampen UIF U.S. Real Estate (IQ3 ™)	892	(57,375)	66,715	10,232	3,306	(2,554)	11,638	(79)	12,311	22,543	98,778	121,321	329	(194)	(348)	(213)

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class B:
Columbia VIT Mid Cap (Grandmaster ™) (Aug 26) *	$(169)	$115	$3,500	$3,446	$—	$—	$33,972	$—	$33,972	$37,418	$—	$37,418	—	—	2,888	2,888
Columbia VIT Mid Cap (Pinnacle Plus ™) (Nov 30) *	(2)	—	92	90	1,559	—	(1)	—	1,558	1,648	—	1,648	128	—	—	128
Columbia VIT Small Cap (Grandmaster ™) (Aug 26) *	(126)	71	1,611	1,556	—	—	26,802	—	26,802	28,358	—	28,358	—	—	2,265	2,265
Columbia VIT Small Cap (Advantedge ™) (Oct 20) *	(29)	(1)	172	142	13,169	—	(82)	—	13,087	13,229	—	13,229	1,065	—	(6)	1,059
Columbia VIT Small Cap (Pinnacle Plus ™) (Nov 30) *	(3)	—	131	128	1,782	—	—	—	1,782	1,910	—	1,910	153	—	—	153
DWS Small Cap Index VIP (AnnuiChoice II ™)	84	(1,042)	5,117	4,159	—	(421)	(314)	(57)	(792)	3,367	15,324	18,691	—	(69)	18	(51)
DWS Small Cap Index VIP (AnnuiChoice ™)	628	(6,745)	27,686	21,569	—	(9,109)	(7,976)	(435)	(17,520)	4,049	98,247	102,296	—	(909)	(777)	(1,686)
DWS Small Cap Index VIP (GrandMaster flex3 ™)	132	(32,156)	50,290	18,266	—	(25,056)	(15,128)	(78)	(40,262)	(21,996)	115,379	93,383	—	(2,318)	(1,662)	(3,980)
DWS Small Cap Index VIP (Grandmaster ™)	—	(2,610)	5,053	2,443	—	(3,612)	2,437	(18)	(1,193)	1,250	16,320	17,570	—	(476)	218	(258)
DWS Small Cap Index VIP (IQ3 ™)	60	798	14,441	15,299	—	(50)	(854)	(54)	(958)	14,341	62,294	76,635	—	(10)	(66)	(76)
DWS Small Cap Index VIP (Pinnacle Plus ™)	2	(13,991)	74,533	60,544	—	(20,309)	(26,385)	(254)	(46,948)	13,596	280,699	294,295	—	(2,036)	(2,433)	(4,469)
DWS Small Cap Index VIP (Advantedge ™) (Mar 18) *	(5)	277	835	1,107	1,780	—	3,001	—	4,781	5,888	—	5,888	288	—	375	663
Non-Affiliated Advisor Class:
Pimco VIT All Asset (IQ Annuity ™)	4,101	(1,524)	17,031	19,608	307	(932)	33,574	(80)	32,869	52,477	25,842	78,319	36	(123)	4,902	4,815
Pimco VIT All Asset (Pinnacle Plus ™)	3,078	(60,293)	43,646	(13,569)	34	(205)	(76,476)	(23)	(76,670)	(90,239)	174,140	83,901	4	(29)	(12,624)	(12,649)
Pimco VIT All Asset (Grandmaster ™)	104	—	(139)	(35)	—	—	2,613	—	2,613	2,578	—	2,578	—	—	262	262
Pimco VIT All Asset (GrandMaster flex3 ™) (Dec 14) *	199	—	(210)	(11)	—	—	4,898	—	4,898	4,887	—	4,887	—	—	497	497
Pimco VIT All Asset (Advantedge ™) (July 24) *	6,978	32	(4,425)	2,585	74,790	—	93,204	(215)	167,779	170,364	—	170,364	7,823	(22)	9,420	17,221
Pimco VIT All Asset (AnnuiChoice II ™)	8,821	(341)	20,008	28,488	5,429	—	1,115	(3)	6,541	35,029	135,821	170,850	648	—	136	784
Pimco VIT All Asset (AnnuiChoice ™)	3,424	(1,174)	8,489	10,739	—	(359)	1,366	—	1,007	11,746	53,156	64,902	—	(41)	142	101
Pimco VIT Commodity Real Return Strategy (Advantedge ™)	9,369	(419)	16,848	25,798	53,233	—	73	(514)	52,792	78,590	44,563	123,153	9,025	(88)	214	9,151
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II ™)	5,918	(1,614)	9,052	13,356	13,710	(483)	26,841	(190)	39,878	53,234	22,180	75,414	2,414	(121)	4,300	6,593
Pimco VIT Commodity Real Return Strategy (AnnuiChoice ™)	2,361	(4,445)	10,228	8,144	—	(5,258)	15,320	(65)	9,997	18,141	9,920	28,061	—	(969)	3,083	2,114
Pimco VIT Commodity Real Return Strategy (Grandmaster ™)	26,523	(1,968)	61,194	85,749	1,779	(9,615)	206,442	(135)	198,471	284,220	42,199	326,419	310	(1,819)	41,706	40,197
Pimco VIT Commodity Real Return Strategy (IQ Annuity ™)	12,811	(4,464)	32,187	40,534	9,373	(5,267)	32,036	(95)	36,047	76,581	84,385	160,966	1,951	(987)	5,539	6,503
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3 ™)	4,250	1,149	5,277	10,676	—	(57)	31,746	(52)	31,637	42,313	10,010	52,323	—	(18)	5,803	5,785
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus ™)	8,893	(85,512)	114,805	38,186	41,381	(6,172)	(30,197)	(28)	4,984	43,170	81,861	125,031	7,001	(1,264)	(4,069)	1,668
Pimco VIT Low Duration (IQ Annuity ™)	1,455	844	(323)	1,976	—	(590)	26,021	(15)	25,416	27,392	14,945	42,337	—	(57)	2,430	2,373
Pimco VIT Low Duration (Grandmaster ™) (Feb 23) *	299	250	(75)	474	—	(429)	8,303	—	7,874	8,348	—	8,348	—	(40)	811	771
Pimco VIT Low Duration (GrandMaster flex3 ™) (Sept 1) *	2,715	1,856	(3,441)	1,130	—	—	99,977	(20)	99,957	101,087	—	101,087	—	(2)	9,366	9,364
Pimco VIT Low Duration (Advantedge ™) (Oct 6) *	462	322	(702)	82	24,446	(251)	56,144	—	80,339	80,421	—	80,421	2,288	(23)	5,219	7,484
Pimco VIT Low Duration (AnnuiChoice II ™) (Sept 1) *	149	94	(146)	97	—	(109)	4,981	(6)	4,866	4,963	—	4,963	—	(11)	469	458
Pimco VIT Low Duration (AnnuiChoice ™) (July 29) *	9,469	5,909	(8,647)	6,731	—	(1,341)	307,226	—	305,885	312,616	—	312,616	—	(123)	28,813	28,690
Pimco VIT Low Duration (Pinnacle Plus ™)	7,510	6,622	3,219	17,351	44,027	(3,262)	35,348	(226)	75,887	93,238	92,287	185,525	4,329	(341)	3,697	7,685
Pimco VIT Real Return (AnnuiChoice II ™) (Mar 11) *	443	1,139	103	1,685	20,750	(273)	475	(19)	20,933	22,618	—	22,618	2,016	(31)	182	2,167
Pimco VIT Real Return (Advantedge ™)	865	(38)	1,084	1,911	12,001	—	753	(90)	12,664	14,575	7,895	22,470	1,218	(9)	75	1,284
Pimco VIT Real Return (AnnuiChoice ™)	4,651	182	(3,282)	1,551	—	—	117,841	(50)	117,791	119,342	—	119,342	—	(5)	11,404	11,399
Pimco VIT Real Return (Grandmaster flex3 ™)	5,721	14,489	277	20,487	—	(13,511)	74,802	(74)	61,217	81,704	—	81,704	—	(1,294)	9,171	7,877
Pimco VIT Real Return (Grandmaster ™)	2,973	180	2,479	5,632	—	(833)	45,987	(1)	45,153	50,785	15,673	66,458	—	(83)	4,711	4,628
Pimco VIT Real Return (IQ Annuity ™)	8,789	185	3,691	12,665	5,307	—	148,694	(49)	153,952	166,617	47,424	214,041	544	(5)	14,742	15,281
Pimco VIT Real Return (Pinnacle Plus ™)	6,572	12,063	5,447	24,082	8,447	(9,570)	45,812	(17)	44,672	68,754	33,248	102,002	874	(992)	6,238	6,120
Pimco VIT Total Return (Advantedge ™)	57,493	40,585	(635)	97,443	1,051,213	—	271,275	(5,906)	1,316,582	1,414,025	355,654	1,769,679	97,113	(533)	24,139	120,719
Pimco VIT Total Return (AnnuiChoice II ™)	41,674	14,670	30,193	86,537	95,676	(2,292)	332,864	(1,165)	425,083	511,620	439,535	951,155	8,856	(313)	31,286	39,829
Pimco VIT Total Return (AnnuiChoice ™)	61,026	52,803	28,715	142,544	2	(21,381)	1,111,532	(1,886)	1,088,267	1,230,811	200,121	1,430,932	0	(2,154)	108,631	106,477
Pimco VIT Total Return (Grandmaster flex3 ™)	9,007	7,314	2,527	18,848	—	(35,555)	267,257	(127)	231,575	250,423	27,640	278,063	—	(3,165)	25,197	22,032
Pimco VIT Total Return (Grandmaster ™)	29,944	42,258	(1,130)	71,072	—	(49,949)	712,763	(158)	662,656	733,728	58,324	792,052	—	(4,718)	69,283	64,565
Pimco VIT Total Return (IQ Annuity ™)	27,232	14,726	8,454	50,412	28,647	(18,382)	400,538	(355)	410,448	460,860	309,036	769,896	2,804	(1,731)	36,577	37,650
Pimco VIT Total Return (Pinnacle Plus ™)	12,811	10,317	3,023	26,151	26,623	(7,374)	(56,648)	(177)	(37,576)	(11,425)	268,495	257,070	2,606	(724)	(5,788)	(3,906)
Non-Affiliated Investor Class:
Rydex VT All-Cap Opportunity Fund (Pinnacle Plus ™)	(98)	(1,012)	1,983	873	890	(1,333)	3,538	(1)	3,094	3,967	2,797	6,764	114	(190)	480	404
Rydex VT All-Cap Opportunity Fund (Advantedge ™)	(459)	(272)	7,935	7,204	—	—	11,260	(73)	11,187	18,391	27,532	45,923	—	(10)	1,386	1,376
Rydex VT All-Cap Opportunity Fund (AnnuiChoice II ™)	(230)	(403)	6,051	5,418	1,647	—	(38)	(101)	1,508	6,926	19,638	26,564	216	(14)	19	221

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of year	Net assets, end of year	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Investor Class (continued):
Rydex VT All-Cap Opportunity Fund (AnnuiChoice ™)	$(39)	$(2,390)	$3,057	$628	$1	$(4,348)	$991	$(8)	$(3,364)	$(2,736)	$5,956	$3,220	0	(690)	165	(525)
Rydex VT All-Cap Opportunity Fund (Grandmaster ™)	(23)	(249)	668	396	—	(615)	1	(2)	(616)	(220)	2,042	1,822	—	(91)	(1)	(92)
Rydex VT All-Cap Opportunity Fund (IQ Annuity ™)	(5)	(266)	328	57	123	—	(439)	(3)	(319)	(262)	482	220	18	—	(66)	(48)
Rydex VT Alternative Strategies Allocation (Advantedge ™) (March 27) *	(165)	225	266	326	20,487	(6,087)	9,815	(59)	24,156	24,482	—	24,482	2,098	(625)	1,020	2,493
Rydex VT Alternative Strategies Allocation (Pinnacle Plus ™) (Nov 30) *	(1)	—	(4)	(5)	668	—	—	—	668	663	—	663	68	—	—	68
Rydex VT Alternative Strategies Allocation (Annuichoice ™) (May 4) *	(594)	22	3,745	3,173	—	—	95,389	(98)	95,291	98,464	—	98,464	—	(10)	9,941	9,931
Rydex VT Alternative Strategies Allocation (AnnuiChoice II ™) (April 6) *	(25)	53	112	140	3,000	(948)	—	—	2,052	2,192	—	2,192	317	(95)	—	222
Rydex VT Managed Futures Strategies (Advantedge ™)	(952)	3,228	(783)	1,493	144,057	(49)	(84,696)	(255)	59,057	60,550	9,924	70,474	16,107	(33)	(9,269)	6,805
Rydex VT Managed Futures Strategies (Annuichoice ™)	(2,878)	(879)	6,534	2,777	—	(12,643)	365,597	(247)	352,707	355,484	9,365	364,849	—	(1,382)	40,760	39,378
Rydex VT Managed Futures Strategies (Pinnacle Plus ™)	(3,412)	(498)	(1,605)	(5,515)	890	(3,716)	202,170	(142)	199,202	193,687	56,518	250,205	96	(417)	22,263	21,942
Rydex VT Managed Futures Strategies (Grandmaster ™) (April 17) *	(4,028)	433	5,205	1,610	2,099	(19,817)	423,106	(156)	405,232	406,842	—	406,842	229	(2,197)	47,153	45,185
Rydex VT Managed Futures Strategies (Grandmaster flex3 ™) (Feb 19) *	(255)	(831)	(28)	(1,114)	—	(343)	11,377	(5)	11,029	9,915	—	9,915	—	(38)	1,142	1,104
Rydex VT Managed Futures Strategies (AnnuiChoice II ™) (Mar 11) *	(2,699)	(4)	5,646	2,943	11,975	(435)	344,076	(60)	355,556	358,499	—	358,499	1,307	(54)	38,473	39,726
Rydex VT Multi-Hedge Strategies (Advantedge ™)	20	(269)	(55)	(304)	5,282	—	64,056	(346)	68,992	68,688	22,613	91,301	658	(44)	8,131	8,745
Rydex VT Multi-Hedge Strategies (AnnuiChoice II ™)	(1,497)	(118,342)	83,998	(35,841)	11,294	(25,282)	(342,877)	(88)	(356,953)	(392,794)	594,790	201,996	1,441	(3,160)	(43,842)	(45,561)
Rydex VT Multi-Hedge Strategies (AnnuiChoice ™)	(631)	(65,435)	41,991	(24,075)	—	(10,683)	(228,480)	(81)	(239,244)	(263,319)	419,571	156,252	—	(1,378)	(29,473)	(30,851)
Rydex VT Multi-Hedge Strategies (Grandmaster flex3 ™)	(14)	(55)	202	133	—	—	15,719	(25)	15,694	15,827	4,278	20,105	—	(3)	2,036	2,033
Rydex VT Multi-Hedge Strategies (Grandmaster ™)	136	(1,218)	1,656	574	1,500	(478)	42,952	(10)	43,964	44,538	7,306	51,844	195	(62)	5,540	5,673
Rydex VT Multi-Hedge Strategies (IQ Annuity ™)	30	(6,713)	6,541	(142)	225	(6,888)	122,104	(159)	115,282	115,140	41,230	156,370	28	(896)	15,693	14,825
Rydex VT Multi-Hedge Strategies (Pinnacle Plus ™)	(157)	(808)	1,053	88	1,145	(12,785)	20,749	(18)	9,091	9,179	19,953	29,132	144	(1,633)	2,780	1,291

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements

December 31, 2010

1.  Organization and Significant Accounting Policies

Organization and Nature of Operations

National Integrity Life Insurance Company (“National Integrity”) established Separate Account I (the “Separate Account”) on May 19, 1986, under the insurance laws of the State of New York, for the purpose of issuing flexible premium variable annuity contracts (“Contracts”). The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Separate Account are part of National Integrity.

National Integrity is a wholly-owned subsidiary of Integrity Life Insurance Company (“Integrity”), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (“W&S”).

Contract holders may allocate or transfer their account values to one or more of the Separate Account’s investment divisions, or for certain contract holders, to one or more fixed guarantee rate options of National Integrity’s Separate Account Guaranteed Principal Option (“GPO”). Options in the Separate Account GPO include fixed guaranteed rate options over various maturity periods that are subject to a market value adjustment (“MVA”). In addition, certain contract holders may also allocate or transfer their account values to options held in National Integrity’s general account. Such options include a guaranteed interest division, a quarterly rate option or a Systematic Transfer Option (“STO”). All STO contributions must be transferred to other investment divisions or to a guaranteed rate option within either six months or one year of the contribution.

The Separate Account investment divisions are invested in shares of corresponding investment portfolios (“Funds”) of the following investment companies: the Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively the “Fidelity VIP Funds”); Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton Funds”), J.P. Morgan Series Trust II (“JPMorgan Funds”); DWS Investments VIT Funds (“DWS Funds”); Touchstone Variable Series Trust (“Touchstone Funds”); Van Kampen Universal Institutional Funds Portfolios (“ Van Kampen UIF Funds”); InvescoVan Kampen Variable Insurance (“Invesco Van Kampen VI Funds”); Columbia Variable Funds (“Columbia VIT Funds”); PIMCO Variable Insurance Trust (“PIMCO Funds”), and the Rydex/SGI Variable Trust (Rydex/SGI Funds”). The Fidelity VIP Funds are “series” type mutual funds managed by

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Fidelity Management and Research Company. The investment advisers of the Franklin Templeton Funds are various affiliates of Franklin Resources, Inc., doing business as Franklin Templeton Investments, including Franklin Advisers, Inc., Franklin Mutual Advisers, LLC, Advisory Services, LLC, Templeton Investment Counsel, LLC, and Templeton Global Advisors Limited. J.P. Morgan Investment Management, Inc., is the investment adviser to the JPMorgan Funds. The investment adviser for the DWS Funds is Deutsche Asset Management, Inc. The Touchstone Funds are managed by Touchstone Advisors, Inc. The Van Kampen UIF Funds are managed by Morgan Stanley Investment Management, Inc. Invesco Van Kampen Asset Management manages the Invesco Van Kampen VI Portfolios. The Columbia VIT Funds are managed by Columbia Management. The PIMCO Funds are managed by the Pacific Investment Management Company LLC. The Rydex/SGI Funds are managed by Rydex/SGI Investments.

The contract holders account value in a Separate Account division, will vary depending on the performance of the corresponding portfolio, also referred to as the underlying fund. The Separate Account currently has 364 investment divisions available. The investment objective of each division and its corresponding portfolio are the same. Refer to each portfolio’s prospectus for a description of investment objectives.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Separate Account’s assets applicable to contract holders’ accounts is not chargeable with liabilities arising out of any other business the Company may conduct.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles for separate accounts formed as unit investment trusts.

Investments

Investments in shares of the Funds are valued at fair value as determined by the closing net asset value per share on December 31, 2010. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments. Share transactions are recorded on the trade date. Realized gains and losses on sales of the Funds’ shares of the Funds are determined based on individual cost basis.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Capital gain distributions are included in the realized gain distributions line on the Statement of Operations. Dividends are included in the reinvested dividends line on the Statement of Operations. Dividends and capital gain distributions are recorded on the ex-dividend date. Dividends and capital gain distributions from the Funds’ portfolios are reinvested in the respective portfolios and are reflected in the unit values of the divisions of the Separate Account.

The Separate Account’s investments are held at fair value. Fair value is the price that the Separate Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Fair Value is established using a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The Separate Account’s investments are assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - inputs to the valuation methodology are quoted prices in active markets.

Level 2 - inputs to the valuation methodology are observable, directly or indirectly.

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity.

The Separate Account’s investments are valued as Level 1.

Unit Value

Unit values for the Separate Account divisions are computed at the end of each business day. The unit value is equal to the unit value for the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Separate Account, reinvested dividends and capital gains, and the daily asset charge for the mortality and expense risk and certain administrative charges, as applicable.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Taxes

Operations of the Separate Account are included in the income tax return of National Integrity, which is taxed as a life insurance company under the Internal Revenue Code (“IRC”). The Separate Account is not taxed as a regulated investment company under Subchapter M of the IRC. Under the provisions of the policies, National Integrity has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current tax law, National Integrity pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, National Integrity retains the right to charge for any federal income tax incurred, which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated subsequent events through the issuance of these financial statements and determined that no additional disclosures are required.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments

The aggregate cost of portfolio shares purchased and proceeds from portfolio shares sold during the period ended December 31, 2010 (refer to the Statement of Changes in Net Assets for the applicable period ended December 31, 2010) and the cost of shares held at December 31, 2010, for each division were as follows:

Division	Purchases	Sales	Cost
Affiliated:
Touchstone Aggressive ETF (Advantedge™)	$113,584	$6,759	$194,412
Touchstone Aggressive ETF (AnnuiChoice™)	5,620	22,403	340,470
Touchstone Aggressive ETF (GrandMaster flex3™)	8,922	41,931	512,524
Touchstone Aggressive ETF (Grandmaster™)	178	170	12,580
Touchstone Aggressive ETF (IQ Annuity™)	18,186	13,105	468,046
Touchstone Aggressive ETF (Pinnacle Plus™)	36,636	16,655	86,962
Touchstone Aggressive ETF Fund (AnnuiChoice II™)	12,711	7,941	477,501
Touchstone Baron Small Cap (Advantedge™)	174,680	59,716	280,127
Touchstone Baron Small Cap (AnnuiChoice II™)	932,178	33,785	1,012,839
Touchstone Baron Small Cap (AnnuiChoice™)	492,156	81,366	493,935
Touchstone Baron Small Cap (GrandMaster flex3™)	25,580	60,686	583,218
Touchstone Baron Small Cap (Grandmaster™)	1,360,945	1,393,025	347,020
Touchstone Baron Small Cap (IQ Annuity™)	99,702	165,993	1,194,754
Touchstone Baron Small Cap (Pinnacle Plus™)	917,952	413,633	1,043,177
Touchstone Conservative ETF (AnnuiChoice II™)	16,589	29,773	495,694
Touchstone Conservative ETF (Advantedge™)	1,358	870	28,053
Touchstone Conservative ETF (AnnuiChoice™)	245	125	9,833
Touchstone Conservative ETF (GrandMaster flex3™)	167,218	353,199	1,528,269
Touchstone Conservative ETF (Grandmaster™)	6,348	30,852	196,683
Touchstone Conservative ETF (IQ Annuity™)	358,441	310,842	1,650,880
Touchstone Conservative ETF (Pinnacle Plus™)	110,045	215,133	1,044,472
Touchstone Conservative ETF (Pinnacle Plus Reduced M&E ™)	18,338	56	18,282
Touchstone Core Bond (Advantedge ™)	130,540	5,790	124,955
Touchstone Core Bond (AnnuiChoice II™)	10,810	21,653	108,578
Touchstone Core Bond (AnnuiChoice™)	210,236	54,209	371,818
Touchstone Core Bond (GrandMaster flex3™)	21,662	120,072	159,492
Touchstone Core Bond (Grandmaster™)	30,638	51,612	517,088
Touchstone Core Bond (IQ Annuity™)	48,538	53,836	157,532
Touchstone Core Bond (Pinnacle Plus™)	199,537	151,477	547,610
Touchstone Enhanced ETF (Advantedge™)	57,355	6,417	174,710
Touchstone Enhanced ETF (AnnuiChoice™)	8,666	1,192,870	356,911
Touchstone Enhanced ETF (GrandMaster flex3™)	17,961	299,829	807,279
Touchstone Enhanced ETF (Grandmaster™)	4,003	503,787	163,058
Touchstone Enhanced ETF (IQ Annuity™)	10,865	53,088	580,386
Touchstone Enhanced ETF (Pinnacle Plus™)	18,566	103,101	336,319
Touchstone Enhanced ETF Fund (AnnuiChoice II™)	38,974	23,436	134,333
Touchstone GMAB Aggressive ETF Fund (AnnuiChoice II™)	4,300	8,423	209,727
Touchstone High Yield (Advantedge ™)	5,399	5	5,394
Touchstone High Yield (AnnuiChoice II™)	2,901	163	9,274
Touchstone High Yield (AnnuiChoice™)	166,913	19,963	232,341
Touchstone High Yield (GrandMaster flex3™)	80,791	201,233	324,513

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Affiliated (continued):
Touchstone High Yield (Grandmaster™)	$47,520	$7,264	$107,398
Touchstone High Yield (IQ Annuity™)	41,257	139,640	237,283
Touchstone High Yield (Pinnacle Plus™)	1,163,088	1,477,954	611,877
Touchstone Large Cap Core Equity (Advantedge ™)	4,265	1,341	23,634
Touchstone Large Cap Core Equity (AnnuiChoice II™)	17,998	11,611	19,743
Touchstone Large Cap Core Equity (AnnuiChoice ™)	79,982	87,423	123,982
Touchstone Large Cap Core Equity (GrandMaster flex3™)	24,058	87,278	149,451
Touchstone Large Cap Core Equity (Grandmaster™)	553,402	576,983	728,831
Touchstone Large Cap Core Equity (IQ Annuity™)	23,794	60,755	405,134
Touchstone Large Cap Core Equity (Pinnacle Plus™)	177,959	91,016	502,348
Touchstone Mid Cap Growth (Advantedge ™)	46	28,428	16,161
Touchstone Mid Cap Growth (AnnuiChoice II™)	3,571	4,889	53,326
Touchstone Mid Cap Growth (AnnuiChoice™)	538	82,901	145,077
Touchstone Mid Cap Growth (GrandMaster flex3™)	4,278	28,329	367,394
Touchstone Mid Cap Growth (Grandmaster™)	16,548	10,351	256,732
Touchstone Mid Cap Growth (IQ Annuity™)	9,550	13,557	267,810
Touchstone Mid Cap Growth (Pinnacle Plus™)	953,209	360,447	1,272,639
Touchstone Moderate ETF (Advantedge™)	628,455	15,661	702,383
Touchstone Moderate ETF (AnnuiChoice™)	68,719	98,689	450,706
Touchstone Moderate ETF (GrandMaster flex3™)	28,298	799,331	1,079,204
Touchstone Moderate ETF (Grandmaster™)	117,094	148,664	137,132
Touchstone Moderate ETF (IQ Annuity™)	98,841	418,602	2,099,688
Touchstone Moderate ETF (Pinnacle Plus™)	118,440	499,518	2,154,928
Touchstone Moderate ETF Fund (AnnuiChoice II™)	134,098	62,895	630,736
Touchstone Money Market (IQ3™)	12,845,398	13,643,786	2,396,934
Touchstone Money Market (GrandMaster flex3™)	2,869,050	3,829,191	899,524
Touchstone Money Market (AnnuiChoice II™)	149,319	146,904	313,855
Touchstone Money Market (Advantedge™)	1,098,431	1,178,639	122,429
Touchstone Money Market (Pinnacle Plus™)	1,276,260	1,327,291	1,263,057
Touchstone Money Market (AnnuiChoice™)	305,671	724,801	838,606
Touchstone Money Market (Grandmaster™)	6,406,912	8,513,043	3,136,862
Touchstone Third Avenue Value (Advantedge™)	118,937	42,440	318,822
Touchstone Third Avenue Value (AnnuiChoice II™)	75,543	222,366	436,161
Touchstone Third Avenue Value (AnnuiChoice™)	121,754	653,835	741,928
Touchstone Third Avenue Value (GrandMaster flex3™)	123,704	367,477	1,323,229
Touchstone Third Avenue Value (Grandmaster™)	322,246	643,184	2,415,064
Touchstone Third Avenue Value (IQ Annuity™)	210,574	424,124	2,453,378
Touchstone Third Avenue Value (Pinnacle Plus™)	188,216	490,833	1,915,645
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster™)	252,309	1,715,892	11,157,525
Fidelity VIP Growth (Grandmaster™)	28,989	754,745	4,072,497
Fidelity VIP High Income (Grandmaster™)	1,136,252	1,586,289	3,172,857
Fidelity VIP II Asset Manager (Grandmaster™)	189,192	839,130	4,737,556
Fidelity VIP II Contrafund (Grandmaster™)	1,410,811	2,329,953	15,785,423
Fidelity VIP II Index 500 (Grandmaster™)	157,562	626,130	3,351,767
Fidelity VIP II Investment Grade Bond (AnnuiChoice™)	4,460	65,178	91,074
Fidelity VIP II Investment Grade Bond (Grandmaster™)	94,617	158,228	1,796,859
Fidelity VIP II Investment Grade Bond (GrandmasterFlex3™)	9,300	33,933	193,820

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Initial Class (continued):
Fidelity VIP II Investment Grade Bond (IQ3™)	$6,413	$15,309	$133,822
Fidelity VIP II Investment Grade Bond (Pinnacle Plus™)	10,636	37,309	218,987
Fidelity VIP III Balanced (Grandmaster™)	1,336,234	538,695	1,899,997
Fidelity VIP Overseas (AnnuiChoice™)	64	10,878	3,101
Fidelity VIP Overseas (AnnuiChoice II™)	136	111	12,616
Fidelity VIP Overseas (Grandmaster™)	36,693	243,926	2,937,418
Fidelity VIP Overseas (GrandmasterFlex3™)	1,542	16,351	89,168
Fidelity VIP Overseas (IQ3™)	300	3,157	23,261
Fidelity VIP Overseas (Pinnacle Plus™)	1,760	37,886	145,786
Non-Affiliated Service Class:
Fidelity VIP III Mid Cap (Grandmaster™)	10,848	450,508	2,305,436
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Advantedge™)	2,284	3,465	56,622
Fidelity VIP Asset Manager (AnnuiChoice II™)	7,264	8,036	143,206
Fidelity VIP Asset Manager (AnnuiChoice™)	2,043	50,136	105,844
Fidelity VIP Asset Manager (GrandMaster flex3™)	1,046	2,032	57,487
Fidelity VIP Asset Manager (IQ3™)	34,527	57,622	274,462
Fidelity VIP Asset Manager (Pinnacle Plus™)	5,789	7,098	176,005
Fidelity VIP Balanced (Advantedge™)	147,542	30,907	144,896
Fidelity VIP Balanced (AnnuiChoice II™)	59,347	8,436	115,040
Fidelity VIP Balanced (AnnuiChoice™)	136,246	102,312	257,149
Fidelity VIP Balanced (GrandMaster flex3™)	124,557	96,988	354,171
Fidelity VIP Balanced (GrandMaster ™)	270,013	53,151	473,077
Fidelity VIP Balanced (IQ3™)	152,270	99,478	276,265
Fidelity VIP Balanced (Pinnacle Plus™)	1,252,769	869,804	1,171,019
Fidelity VIP Contrafund (Advantedge™)	633,498	215,180	1,020,264
Fidelity VIP Contrafund (AnnuiChoice II™)	102,805	337,014	495,621
Fidelity VIP Contrafund (AnnuiChoice™)	171,981	402,043	1,402,150
Fidelity VIP Contrafund (GrandMaster flex3™)	111,231	365,192	1,525,438
Fidelity VIP Contrafund (IQ3™)	239,585	321,983	1,873,422
Fidelity VIP Contrafund (Pinnacle Plus™)	894,651	482,454	3,448,174
Fidelity VIP Contrafund Standard (IQ Advisor™)	61	34	7,981
Fidelity VIP Disclipined Small Cap (AnnuiChoice™)	20	1,505	43,260
Fidelity VIP Disclipined Small Cap (GrandmasterFlex3™)	4	113	8,193
Fidelity VIP Disclipined Small Cap (Grandmaster™)	247	1,027	19,191
Fidelity VIP Disclipined Small Cap (IQ™)	5,027	6,365	61,020
Fidelity VIP Disclipined Small Cap (Pinnacle Plus™)	864,454	281,049	611,529
Fidelity VIP Disciplined Small Cap (Advantedge™)	908	2,720	10,236
Fidelity VIP Equity-Income (Advantedge™)	49,455	7,369	91,499
Fidelity VIP Equity-Income (AnnuiChoice II™)	48,177	10,736	266,548
Fidelity VIP Equity-Income (AnnuiChoice™)	52,088	143,992	428,060
Fidelity VIP Equity-Income (GrandMaster flex3™)	4,155	25,716	214,650
Fidelity VIP Equity-Income (IQ3™)	29,296	52,726	272,605
Fidelity VIP Equity-Income (Pinnacle Plus™)	58,387	113,249	1,382,631
Fidelity VIP Freedom 2010 (Advantedge™)	47,898	49,137	61,645
Fidelity VIP Freedom 2010 (GrandmasterFlex3™)	392	192	8,637
Fidelity VIP Freedom 2010 (Grandmaster™)	1,537	27,996	30,953
Fidelity VIP Freedom 2010 (IQ3™)	2,626	102,243	63,510

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Freedom 2015 (Advantedge™)	$3,652	$1,973	$104,215
Fidelity VIP Freedom 2015 (AnnuiChoiceII™)	631	606	13,579
Fidelity VIP Freedom 2015 (GrandmasterFlex3™)	190	92	6,276
Fidelity VIP Freedom 2015 (IQ3™)	8,628	87,137	256,771
Fidelity VIP Freedom 2015 (Pinnacle Plus™)	37,846	52,780	193,890
Fidelity VIP Freedom 2020 (Advantedge™)	372	380	10,288
Fidelity VIP Freedom 2020 (AnnuiChoiceII™)	839	355	37,729
Fidelity VIP Freedom 2020 (IQ3™)	4,312	2,221	138,801
Fidelity VIP Freedom 2020 (Pinnacle Plus™)	1,902	1,027	21,349
Fidelity VIP Freedom 2025 (Advantedge™)	462	555	10,198
Fidelity VIP Freedom 2025 (Pinnacle Plus ™)	1,455	5	1,450
Fidelity VIP Freedom 2030 (Pinnacle Plus™)	63	45	3,170
Fidelity VIP Growth (Advantedge™)	40,023	666	61,275
Fidelity VIP Growth (AnnuiChoice II™)	23,409	16,365	133,446
Fidelity VIP Growth (AnnuiChoice™)	121,474	33,282	201,966
Fidelity VIP Growth (GrandMaster flex3™)	16,120	54,365	106,089
Fidelity VIP Growth (GrandMaster™)	72,679	66,527	352,242
Fidelity VIP Growth (IQ3™)	545,640	549,823	95,226
Fidelity VIP Growth (Pinnacle Plus™)	119,538	21,245	370,592
Fidelity VIP High Income (AnnuiChoice II™)	2,986	14,877	33,823
Fidelity VIP High Income (AnnuiChoice™)	121,316	213,563	358,034
Fidelity VIP High Income (GrandMaster flex3™)	3,261,828	3,176,249	1,573,128
Fidelity VIP High Income (IQ3™)	11,938,567	12,167,150	6,566,842
Fidelity VIP High Income (Pinnacle Plus™)	192,413	102,959	267,648
Fidelity VIP High Income (Advantedge™)	1,174,090	912,714	673,767
Fidelity VIP II Index 500 (Advantedge™)	197,700	68,647	352,402
Fidelity VIP II Index 500 (AnnuiChoice II™)	48,782	28,318	226,119
Fidelity VIP II Index 500 (AnnuiChoice™)	59,343	119,189	536,233
Fidelity VIP II Index 500 (GrandmasterFlex3™)	36,345	121,284	621,628
Fidelity VIP II Index 500 (Grandmaster™)	129,329	217,931	1,306,401
Fidelity VIP II Index 500 (IQ3™)	18,913	45,081	637,424
Fidelity VIP II Index 500 (Pinnacle Plus™)	126,997	246,787	1,531,557
Fidelity VIP Investment Grade Bond (Advantedge™)	129,128	11,028	202,819
Fidelity VIP Investment Grade Bond (AnnuiChoice II™)	73,040	23,569	221,524
Fidelity VIP Investment Grade Bond (AnnuiChoice™)	34,471	354,352	654,154
Fidelity VIP Investment Grade Bond (GrandMaster flex3™)	211,056	122,003	602,209
Fidelity VIP Investment Grade Bond (GrandMaster ™)	157,734	172,528	564,086
Fidelity VIP Investment Grade Bond (IQ3™)	82,585	95,558	620,329
Fidelity VIP Investment Grade Bond (Pinnacle Plus™)	926,260	1,233,558	453,339
Fidelity VIP Mid Cap (AnnuiChoice II™)	315,618	29,104	426,688
Fidelity VIP Mid Cap (AnnuiChoice™)	305,093	100,851	661,809
Fidelity VIP Mid Cap (GrandMaster flex3™)	20,432	335,106	554,783
Fidelity VIP Mid Cap (Grandmaster™)	202,951	335,799	541,118
Fidelity VIP Mid Cap (IQ Annuity™)	117,408	304,716	1,014,107
Fidelity VIP Mid Cap (Pinnacle Plus™)	1,521,194	1,200,210	2,158,797
Fidelity VIP Mid Cap (Advantedge™)	235,388	25,241	351,293
Fidelity VIP Overseas (Advantedge™)	157,009	36,907	225,052
Fidelity VIP Overseas (AnnuiChoice II™)	27,002	15,735	142,494

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Overseas (AnnuiChoice™)	$26,920	$83,144	$427,570
Fidelity VIP Overseas (GrandMaster flex3™)	9,133	91,861	218,959
Fidelity VIP Overseas (GrandMaster™)	63,605	44,475	217,006
Fidelity VIP Overseas (IQ3™)	29,164	85,267	551,380
Fidelity VIP Overseas (Pinnacle Plus™)	92,833	174,444	425,634
Non-Affiliated Class 1:
JPMorgan IT Mid Cap (IQ3™)	484	700	29,715
JPMorgan IT Mid Cap (Grandmaster™)	777	12,333	39,716
JPMorgan IT Mid Cap (GrandMaster flex3™)	1,075	8,871	63,509
JPMorgan IT Mid Cap (Pinnacle Plus™)	13,771	201,456	271,393
JPMorgan IT Mid Cap (AnnuiChoice™)	2,138	57,844	92,856
Van Kampen UIF Emerging Markets Debt (AnnuiChoice™)	1,357	5,965	25,982
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3™)	399	448	9,014
Van Kampen UIF Emerging Markets Debt (IQ3™)	247	11,246	1,639
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)	162	209	13,001
Van Kampen UIF U.S. Real Estate (AnnuiChoice™)	1,038	11,314	41,961
Van Kampen UIF U.S. Real Estate (GrandMaster flex3™)	3,040	33,492	162,808
Van Kampen UIF U.S. Real Estate (IQ3™)	1,845	2,668	146,811
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity™)	50,827	40,587	290,504
Franklin Growth and Income Securities (Advantedge™)	14,453	4,067	56,717
Franklin Growth and Income Securities (AnnuiChoice II™)	12,441	1,700	69,836
Franklin Growth and Income Securities (AnnuiChoice™)	560,063	127,374	1,026,419
Franklin Growth and Income Securities (GrandMaster flex3™)	171,389	27,768	542,056
Franklin Growth and Income Securities (Grandmaster™)	1,552,825	1,424,147	857,963
Franklin Growth and Income Securities (IQ Annuity™)	40,628	151,710	1,044,590
Franklin Growth and Income Securities (Pinnacle Plus™)	69,794	131,470	1,219,488
Franklin Income Securities (Advantedge™)	44,399	33,046	107,035
Franklin Income Securities (AnnuiChoice II™)	112,297	19,373	303,467
Franklin Income Securities (AnnuiChoice™)	40,328	184,152	350,579
Franklin Income Securities (GrandMaster flex3™)	203,834	410,709	2,198,106
Franklin Income Securities (Grandmaster™)	723,520	1,052,976	1,351,485
Franklin Income Securities (IQ Annuity™)	118,278	162,176	1,259,831
Franklin Income Securities (Pinnacle Plus™)	152,820	374,074	1,658,781
Franklin Income Securities (Pinnacle Plus Reduced M&E ™)	11,573	19	11,554
Franklin Large Cap Growth Securities (Advantedge™)	11,561	5,407	63,020
Franklin Large Cap Growth Securities (AnnuiChoice II™)	24,176	16,384	107,072
Franklin Large Cap Growth Securities (AnnuiChoice™)	4,041	41,551	47,327
Franklin Large Cap Growth Securities (GrandMaster flex3™)	21,966	39,392	44,038
Franklin Large Cap Growth Securities (Grandmaster™)	3,802	5,962	69,648
Franklin Large Cap Growth Securities (IQ Annuity™)	34,007	58,012	239,316
Franklin Large Cap Growth Securities (Pinnacle Plus™)	70,050	55,437	263,427
Franklin Mutual Shares Securities (Advantedge™)	460,340	100,773	806,861
Franklin Mutual Shares Securities (AnnuiChoice II™)	43,580	23,399	156,542
Franklin Mutual Shares Securities (AnnuiChoice™)	158,498	66,741	562,740
Franklin Mutual Shares Securities (GrandMaster flex3™)	54,016	166,781	1,425,823
Franklin Mutual Shares Securities (IQ Annuity™)	47,372	59,984	363,927
Franklin Mutual Shares Securities (Pinnacle Plus™)	72,635	267,166	1,270,277

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Class 2 (continued):
Franklin Mutual Shares Securities Standard (IQ Advisor™)	$173	$65	$13,146
Franklin Mutual Shares Securities(Grandmaster™)	66,761	583,135	952,837
Franklin Small Cap Value Securities (Advantedge™)	29,719	27,481	93,821
Franklin Small Cap Value Securities (AnnuiChoice II™)	5,889	747	5,744
Franklin Small Cap Value Securities (AnnuiChoice™)	2,101	27,409	89,387
Franklin Small Cap Value Securities (GrandmasterFlex3™)	7,064	4,927	79,444
Franklin Small Cap Value Securities (Grandmaster™)	704,833	641,329	987,847
Franklin Small Cap Value Securities (IQ3 ™)	39,439	3,486	72,886
Franklin Small Cap Value Securities (Pinnacle Plus ™)	963,763	312,766	932,653
Templeton Foreign Securities Fund (AnnuiChoice II™)	55,994	8,935	123,597
Templeton Foreign Securities Fund (AnnuiChoice ™)	8,561	62,382	71,544
Templeton Foreign Securities Fund (Advantedge™)	179,256	19,866	229,871
Templeton Foreign Securities Fund (GrandMaster flex3™)	16,024	83,643	422,081
Templeton Foreign Securities Fund (Grandmaster™)	579,590	691,874	308,487
Templeton Foreign Securities Fund (Pinnacle Plus™)	858,010	1,217,617	584,502
Templeton Growth Securities (Advantedge™)	20,038	3,694	71,023
Templeton Growth Securities (AnnuiChoice II™)	11,987	2,578	40,924
Templeton Growth Securities (AnnuiChoice™)	59,541	6,339	91,158
Templeton Growth Securities (GrandMaster flex3™)	19,735	139,342	1,051,843
Templeton Growth Securities (Grandmaster™)	1,599,523	1,647,239	307,641
Templeton Growth Securities (IQ Annuity™)	31,447	37,012	811,688
Templeton Growth Securities (Pinnacle Plus™)	870,357	1,203,254	471,066
Templeton Growth Securities Standard (IQ Advisor™)	67	30	6,735
Invesco Van Kampen VI Comstock (AnnuiChoice™)	17,596	20,906	21,591
Invesco Van Kampen VI Comstock (GrandMaster flex3™)	2,375	46,362	74,031
Invesco Van Kampen VI Comstock (Grandmaster™)	4,064	4,885	90,243
Invesco Van Kampen VI Comstock (IQ Annuity™)	173	3,049	19,395
Invesco Van Kampen VI Comstock (Pinnacle Plus™)	857,190	266,659	753,782
Invesco Van Kampen VI Comstock (AnnuiChoice II™)	513	1,300	6,723
Invesco Van Kampen VI Capital Growth (AnnuiChoice™)	1	56	3,671
Invesco Van Kampen VI Capital Growth (GrandMaster flex3™)	—	72	4,058
Invesco Van Kampen VI Capital Growth (Grandmaster™)	3,864	111,019	57,071
Invesco Van Kampen VI Capital Growth (Pinnacle Plus™)	1,071,386	904,593	670,794
Invesco Van Kampen VI Capital Growth (Advantedge™)	5,199	1,132	13,800
Invesco Van Kampen VI Capital Growth (AnnuiChoice II™)	4,156	617	7,724
Invesco Van Kampen VI Mid Cap Value (IQ Annuity™)	8,008	60	8,954
Invesco Van Kampen VI Mid Cap Value(AnnuiChoice II™)	863	1,673	14,166
Invesco Van Kampen VI Mid Cap Value(Advantedge™)	24,616	43,965	116,897
Invesco Van Kampen VI Mid Cap Value(Grandmaster™)	365,480	343,460	106,557
Invesco Van Kampen VI Mid Cap Value(Pinnacle Plus™)	912,056	264,312	661,055
Van Kampen UIF Emerging Markets Debt (Advantedge™)	92,558	12,314	139,327
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II™)	3,883	603	42,511
Van Kampen UIF Emerging Markets Debt (AnnuiChoice™)	89,393	2,107	203,710
Van Kampen UIF Emerging Markets Debt (GrandmasterFlex3™)	9,438	2,408	111,276
Van Kampen UIF Emerging Markets Debt (Grandmaster™)	937	4,643	22,270
Van Kampen UIF Emerging Markets Debt (IQ3™)	20,234	18,643	100,590
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus™)	114,648	118,268	273,996
Van Kampen UIF Emerging Markets Equity (Advantedge™)	123,217	37,920	236,450

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Class 2 (continued):
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II™)	$2,843	$8,400	$81,542
Van Kampen UIF Emerging Markets Equity (AnnuiChoice™)	3,690	269,230	236,676
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3™)	28,595	318,707	333,243
Van Kampen UIF Emerging Markets Equity (Grandmaster™)	382,369	658,895	806,306
Van Kampen UIF Emerging Markets Equity (IQ Annuity™)	49,475	30,288	336,319
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus™)	1,221,241	1,608,019	1,069,884
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)	100,656	4,773	156,946
Van Kampen UIF U.S. Real Estate (AnnuiChoice™)	121,553	214	131,448
Van Kampen UIF U.S. Real Estate (Pinnacle Plus™)	1,181,456	573,841	1,266,513
Van Kampen UIF U.S. Real Estate (Advantedge™)	60,571	18,209	78,396
Van Kampen UIF U.S. Real Estate (GrandmasterFlex3™)	4,386	12,168	73,538
Van Kampen UIF U.S. Real Estate (Grandmaster™)	122,459	60,619	314,372
Van Kampen UIF U.S. Real Estate (IQ3 ™)	16,665	20,416	94,957
Non-Affiliated Class B:
Columbia VIT Mid Cap (Advantedge ™)	5,878	375	5,541
Columbia VIT Mid Cap (Grandmaster™)	6,207	8,375	33,073
Columbia VIT Mid Cap (Grandmaster flex3 ™)	9,320	—	9,320
Columbia VIT Mid Cap (Pinnacle Plus™)	114,796	3,679	112,667
Columbia VIT Small Cap (Advantedge™)	84,716	42,348	59,419
Columbia VIT Small Cap (AnnuiChoice II ™)	5,189	1,815	3,183
Columbia VIT Small Cap (Grandmaster™)	22,664	10,028	40,851
Columbia VIT Small Cap (Pinnacle Plus™)	177,208	3,269	176,233
DWS Small Cap Index VIP (AnnuiChoice II™)	505	4,855	15,665
DWS Small Cap Index VIP (AnnuiChoice™)	1,354	45,174	47,358
DWS Small Cap Index VIP (GrandMaster flex3™)	2,516	24,496	56,205
DWS Small Cap Index VIP (Grandmaster™)	2,366	5,516	14,336
DWS Small Cap Index VIP (IQ3™)	7,789	2,170	107,167
DWS Small Cap Index VIP (Pinnacle Plus™)	9,296	36,814	329,175
DWS Small Cap Index VIP (Advantedge™)	40	4,051	1,740
Non-Affiliated Advisor Class:
Pimco VIT All Asset (IQ Annuity™)	83,676	22,191	129,993
Pimco VIT All Asset (Pinnacle Plus™)	130,791	8,502	206,680
Pimco VIT All Asset (Grandmaster™)	1,327,162	184,216	1,151,650
Pimco VIT All Asset (GrandMaster flex3™)	148,983	1,388	152,708
Pimco VIT All Asset (Advantedge™)	206,065	89,001	294,517
Pimco VIT All Asset (AnnuiChoice II™)	185,906	51,876	319,155
Pimco VIT All Asset (AnnuiChoice™)	7,600	12,842	65,367
Pimco VIT Commodity Real Return Strategy (Advantedge™)	258,619	19,941	372,463
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II™)	198,244	55,815	215,203
Pimco VIT Commodity Real Return Strategy (AnnuiChoice™)	36,514	9,176	52,596
Pimco VIT Commodity Real Return Strategy (Grandmaster™)	201,247	29,939	457,267
Pimco VIT Commodity Real Return Strategy (IQ Annuity™)	49,756	28,267	167,388
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3™)	61,654	35,749	72,928
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus™)	395,935	41,771	474,784
Pimco VIT Low Duration (IQ Annuity™)	79,194	6,151	116,389
Pimco VIT Low Duration (Grandmaster™)	126,619	53,916	82,648
Pimco VIT Low Duration (GrandMaster flex3™)	99,095	24,137	179,348
Pimco VIT Low Duration (Advantedge™)	372,504	135,490	318,443

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Advisor Class (continued):
Pimco VIT Low Duration (AnnuiChoice II™)	$99,617	$3,932	$100,779
Pimco VIT Low Duration (AnnuiChoice™)	27,632	125,382	223,652
Pimco VIT Low Duration (Pinnacle Plus™)	96,076	9,205	271,111
Pimco VIT Real Return (AnnuiChoice II™)	66,989	1,090	88,499
Pimco VIT Real Return (Advantedge™)	103,899	5,158	121,222
Pimco VIT Real Return (AnnuiChoice™)	219,214	12,061	331,472
Pimco VIT Real Return (Grandmaster flex3™)	34,906	31,548	87,027
Pimco VIT Real Return (Grandmaster™)	71,137	33,120	105,953
Pimco VIT Real Return (IQ Annuity™)	19,962	19,271	214,720
Pimco VIT Real Return (Pinnacle Plus™)	179,969	87,529	199,953
Pimco VIT Total Return (Advantedge™)	1,452,565	215,985	3,023,911
Pimco VIT Total Return (AnnuiChoice II™)	294,789	335,679	905,834
Pimco VIT Total Return (AnnuiChoice™)	114,652	462,614	1,084,686
Pimco VIT Total Return (Grandmaster flex3™)	404,327	60,730	623,482
Pimco VIT Total Return (Grandmaster™)	249,000	56,819	988,994
Pimco VIT Total Return (IQ Annuity™)	307,002	134,920	942,815
Pimco VIT Total Return (Pinnacle Plus™)	499,382	100,849	662,969
Non-Affiliated Investor Class:
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus™)	9,222	798	14,119
Rydex SGI VT U.S. Long Short Momentum (Advantedge™)	8,347	13,756	47,152
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II™)	2,505	784	33,921
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice™)	2	33	2,839
Rydex SGI VT U.S. Long Short Momentum (Grandmaster™)	—	420	1,599
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity™)	11,579	171	11,630
Rydex SGI VT Alternative Strategies Allocation (Advantedge™)	13,030	962	36,270
Rydex SGI VT Alternative Strategies Allocation (Annuichoice™)	106,565	22,730	178,264
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II™)	164,794	7,375	159,331
Rydex SGI VT Alternative Strategies Allocation (Grandmaster ™)	33,235	378	32,856
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)	27,481	253	27,228
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus™)	6,834	70	7,428
Rydex SGI VT Managed Futures Strategies (Advantedge™)	132,339	82,839	113,811
Rydex SGI VT Managed Futures Strategies (Annuichoice™)	465	287,371	51,184
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus™)	27,384	136,885	133,014
Rydex SGI VT Managed Futures Strategies (Grandmaster™)	9,557	394,104	3,814
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3™)	201	4,093	5,642
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II™)	2,030	310,686	14,055
Rydex SGI VT Multi-Hedge Strategies (Advantedge™)	3,877	10,734	85,026
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II™)	21,354	168,304	54,427
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice™)	—	67,639	106,551
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3™)	1	342	20,154
Rydex SGI VT Multi-Hedge Strategies (Grandmaster™)	—	2,406	49,031
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity™)	13,607	82,741	85,371
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus™)	70,105	76,142	25,519

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

3.  Expenses

National Integrity assumes mortality and expense risks and incurs certain administrative expenses related to the operations of the Separate Account and deducts a charge from the assets of the Separate Account at an annual rate. Nine contracts are currently included in the Separate Account: GrandMaster flex3, IQ the SmartAnnuity (“IQ Annuity”), IQ3 the Smart Annuity (“IQ3”), IQ Advisor (Standard or Enhanced), AnnuiChoice, AnnuiChoice II, Pinnacle Plus, and AdvantEdge. GrandMaster flex3, AnnuiChoice, AnnuiChoice II, Pinnacle Plus, and AdvantEdge have a deferred sales load charge. IQ Annuity, IQ3, has IQ Advisor (Standard or Enhanced) have no sales load charges on their contracts. GrandMaster flex3 charges a mortality and expense risk charge to cover mortality and expense risk and certain administrative expenses of 1.40% and 0.15%, IQ Annuity and IQ3 charge 1.3% and 0.15% of net assets for morality expense risks and administrative expenses, respectively. AnnuiChoice charges 0.85% and 0.15%, AnnuiChoice II charges 1.00% and 0.15%, of net assets. Pinnacle Plus charges an annual rate of 1.52% during the first nine contract years and 1.00% thereafter and 0.15% of net assets, respectively, for mortality and expense risks and administrative expenses. IQ Advisor Standard, an integrated low cost annuity sold by fee based financial planners, charges an annual rate of 0.60% of net assets for mortality and expense risks and administrative expenses. The same contract is available with an optional death benefit referred to as IQ Advisor Enhanced and charges an annual rate of 0.80% of net assets to cover these expenses. AdvantEdge charges an annual rate of 1.60% of net assets for mortality and expense risk and administrative expenses. Guaranteed Minimum Accumulation Benefit (“GMAB”) funds in AnnuiChoice and AnnuiChoice II charge an additional 0.60% of net assets for expenses associated with the GMAB rider. These charges are deducted on a daily basis. For IQ Annuity, IQ3, and AnnuiChoice, an annual administrative charge of $30 per contract is assessed if the participant’s account value is less than $50,000, or less than $75,000 for AnnuiChoice, at the end of any participation year prior to the participant’s retirement date (as defined by the participant’s contract). Pinnacle Plus has an annual administrative charge of $40 per contract, which is assessed if the account value is less than $75,000 at the end of any participation year. AnnuiChoice II has an annual administrative charge of $30 per contract, which is assessed if the account value is less than $75,000 at the end of any contact year. For GrandMaster flex 3 an annual administrative charge of $50 per contract is assessed if the account value is less than $75,000 at the end of any contract year. For AdvantEdge, an annual administrative charge of $50 per contract is assessed if the account value is less than $50,000 at the end of any contract year. IQ Advisor (Standard or Enhanced) does not have an annual administrative charge.

National Integrity also deducts an amount quarterly to cover the cost of any additional benefits available under the contracts, if elected. The charge for riders is deducted on a quarterly anniversary day.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights

A summary of net assets, unit values and units outstanding for variable annuity contracts, investment income and expense ratios, excluding expenses of the underlying funds and total returns are presented for the periods ended December 31, 2010, 2009, 2008, 2007, and 2006 (refer to the Statements of Changes in Net Assets for the applicable periods ended December 31, 2010 and 2009).

Investment income ratio amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund net of management fees assessed by the fund manager, divided by the average net assets.  These ratios exclude those expenses, such as mortality and expense risk and administrative charges, that result in direct reductions in the unit values.  The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

Expense ratio amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk and administrative charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

Total return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, which includes expenses assessed through the reduction of unit values.  The ratio does not include any expenses assessed through the redemption of units.  Investment options with a date notation indicate the effective date of that investment option in the variable account.  The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated:
Touchstone Aggressive ETF (Advantedge ™)
	2010	21	$9.89	$204	1.85%	1.60%	11.38%
	2009	9	8.88	79	2.99%	1.60%	19.78%
	2008	6	7.42	42	4.36%	1.60%	(25.84)%
Touchstone Aggressive ETF (AnnuiChoice ™)
	2010	31	11.79	362	1.65%	1.00%	12.06%
	2009	32	10.52	341	2.26%	1.00%	20.51%
	2008	41	8.73	359	2.33%	1.00%	(29.84)%
	2007	45	12.45	565	1.64%	1.00%	4.07%
	2006	59	11.96	702	1.50%	1.00%	12.39%
Touchstone Aggressive ETF (GrandMaster flex3 ™)
	2010	44	11.40	499	1.61%	1.55%	11.43%
	2009	47	10.23	480	2.14%	1.55%	19.84%
	2008	51	8.54	432	2.31%	1.55%	(30.23)%
	2007	55	12.23	672	1.88%	1.55%	3.49%
	2006	57	11.82	678	1.51%	1.55%	11.77%
Touchstone Aggressive ETF (Grandmaster ™)
	2010	1	11.54	12	1.66%	1.35%	11.66%
	2009	1	10.34	10	1.81%	1.35%	20.08%
	2008	3	8.61	22	2.21%	1.35%	(30.08)%
	2007	3	12.31	36	0.04%	1.35%	3.70%
	2006	185	11.87	2,201	1.47%	1.35%	11.99%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Aggressive ETF (IQ Annuity ™)
	2010	47	$11.47	$539	1.67%	1.45%	11.55%
	2009	47	10.28	479	2.04%	1.45%	19.96%
	2008	62	8.57	532	3.39%	1.45%	(30.16)%
	2007	38	12.27	461	0.89%	1.45%	3.59%
	2006	92	11.85	1,091	1.40%	1.45%	11.88%
Touchstone Aggressive ETF (Pinnacle Plus ™)
	2010	9	11.31	102	1.76%	1.67%	11.30%
	2009	7	10.17	74	2.71%	1.67%	19.69%
	2008	4	8.49	34	0.45%	1.67%	(30.31)%
	2007	60	12.19	728	1.58%	1.67%	3.36%
	2006	56	11.79	664	2.30%	1.67%	11.63%
Touchstone Aggressive ETF Fund (AnnuiChoice II ™)
	2010	45	14.15	636	1.67%	1.15%	11.89%
	2009	45	12.64	567	3.37%	1.15%	26.43%
Touchstone Baron Small Cap (Advantedge ™)
	2010	31	11.24	344	0.00%	1.60%	22.93%
	2009	19	9.14	170	0.00%	1.60%	30.81%
	2008	3	6.99	24	0.00%	1.60%	(30.13)%
Touchstone Baron Small Cap (AnnuiChoice ™)
	2010	29	19.71	570	0.00%	1.00%	23.68%
	2009	4	15.94	70	0.00%	1.00%	31.61%
	2008	12	12.11	146	0.00%	1.00%	(34.31)%
	2007	17	18.44	309	0.00%	1.00%	1.73%
	2006	23	18.12	411	0.00%	1.00%	17.09%
Touchstone Baron Small Cap (AnnuiChoice II ™)
	2010	99	12.21	1,209	0.00%	1.15%	23.49%
	2009	13	9.89	125	0.00%	1.15%	31.41%
	2008	9	7.52	66	0.00%	1.15%	(34.41)%
	2007	1	11.47	13	0.00%	1.15%	1.57%
Touchstone Baron Small Cap (GrandMaster flex3 ™)
	2010	34	17.95	615	0.00%	1.55%	22.99%
	2009	36	14.59	528	0.00%	1.55%	30.88%
	2008	48	11.15	536	0.00%	1.55%	(34.68)%
	2007	45	17.07	761	0.00%	1.55%	1.16%
	2006	44	16.87	741	0.00%	1.55%	16.44%
Touchstone Baron Small Cap (Grandmaster ™)
	2010	23	15.67	366	0.00%	1.35%	23.24%
	2009	25	12.71	319	0.00%	1.35%	31.14%
	2008	13	9.69	126	0.00%	1.35%	(34.54)%
	2007	23	14.81	338	0.00%	1.35%	1.37%
	2006	28	14.61	410	0.00%	1.35%	16.67%
Touchstone Baron Small Cap (IQ Annuity ™)
	2010	66	18.48	1,218	0.00%	1.45%	23.12%
	2009	69	15.01	1,042	0.00%	1.45%	31.01%
	2008	76	11.46	874	0.00%	1.45%	(34.61)%
	2007	75	17.52	1,312	0.00%	1.45%	1.26%
	2006	72	17.31	1,253	0.00%	1.45%	16.56%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Baron Small Cap (Pinnacle Plus ™)
	2010	68	$18.08	$1,235	0.00%	1.67%	22.84%
	2009	38	14.72	552	0.00%	1.67%	30.72%
	2008	38	11.26	431	0.00%	1.67%	(34.76)%
	2007	41	17.26	706	0.00%	1.67%	1.04%
	2006	38	17.08	643	0.00%	1.67%	16.30%
Touchstone Conservative ETF (AnnuiChoice II ™)
	2010	46	12.14	556	2.25%	1.15%	7.56%
	2009	47	11.29	536	5.37%	1.15%	12.90%
Touchstone Conservative ETF (Advantedge ™)
	2010	3	10.73	30	2.30%	1.60%	7.07%
	2009	3	10.02	28	5.40%	1.60%	10.00%
	2008	1	9.11	10	169.48%	1.60%	(8.90)%
Touchstone Conservative ETF (AnnuiChoice ™)
	2010	1	12.45	11	2.28%	1.00%	7.72%
	2009	1	11.56	10	3.02%	1.00%	10.67%
	2008	1	10.44	9	3.06%	1.00%	(10.40)%
	2007	1	11.65	11	0.58%	1.00%	4.69%
	2006	3	11.13	33	0.96%	1.00%	7.07%
Touchstone Conservative ETF (GrandMaster flex3 ™)
	2010	140	12.03	1,682	2.11%	1.55%	7.12%
	2009	157	11.23	1,759	3.85%	1.55%	10.06%
	2008	91	10.21	928	2.78%	1.55%	(10.90)%
	2007	105	11.45	1,201	1.68%	1.55%	4.11%
	2006	132	11.00	1,449	0.96%	1.55%	6.48%
Touchstone Conservative ETF (Grandmaster ™)
	2010	18	12.18	221	2.17%	1.35%	7.34%
	2009	20	11.35	232	1.92%	1.35%	10.28%
	2008	61	10.29	629	9.77%	1.35%	(10.72)%
	2007	14	11.53	166	1.83%	1.35%	4.32%
	2006	14	11.05	152	0.90%	1.35%	6.69%
Touchstone Conservative ETF (IQ Annuity ™)
	2010	146	12.11	1,768	2.35%	1.45%	7.23%
	2009	144	11.29	1,621	3.32%	1.45%	10.17%
	2008	166	10.25	1,706	2.88%	1.45%	(10.81)%
	2007	180	11.49	2,072	1.96%	1.45%	4.22%
	2006	128	11.03	1,412	0.88%	1.45%	6.58%
Touchstone Conservative ETF (Pinnacle Plus ™)
	2010	97	11.94	1,159	2.16%	1.67%	6.99%
	2009	107	11.16	1,190	3.90%	1.67%	9.93%
	2008	58	10.15	590	3.03%	1.67%	(11.01)%
	2007	59	11.41	676	1.55%	1.67%	3.98%
	2006	72	10.97	787	1.02%	1.67%	6.35%
Touchstone Conservative ETF (Pinnacle Plus Reduced M&E ™) (Nov 1, 2010)
	2010	2	10.10	18	12.96%	1.15%	0.99%
Touchstone Core Bond (Avantedge ™) (April 6, 2010)
	2010	11	11.44	125	5.58%	1.60%	5.85%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Core Bond (AnnuiChoice ™)
	2010	28	$14.20	$391	4.04%	1.00%	6.50%
	2009	17	13.33	225	4.37%	1.00%	13.75%
	2008	23	11.72	272	4.15%	1.00%	(4.23)%
	2007	20	12.24	242	3.89%	1.00%	4.39%
	2006	23	11.73	266	4.33%	1.00%	3.02%
Touchstone Core Bond (AnnuiChoice II ™)
	2010	9	12.23	115	3.62%	1.15%	6.34%
	2009	11	11.50	121	4.37%	1.15%	13.58%
	2008	18	10.12	178	5.96%	1.15%	(4.38)%
	2007	6	10.59	60	6.27%	1.15%	4.23%
Touchstone Core Bond (GrandMaster flex3 ™)
	2010	13	13.11	167	2.74%	1.55%	5.91%
	2009	21	12.38	255	3.59%	1.55%	13.12%
	2008	42	10.95	463	4.46%	1.55%	(4.77)%
	2007	49	11.50	560	4.45%	1.55%	3.81%
	2006	52	11.07	575	4.52%	1.55%	2.45%
Touchstone Core Bond (Grandmaster ™)
	2010	45	12.64	572	3.77%	1.35%	6.12%
	2009	48	11.91	573	5.85%	1.35%	13.35%
	2008	2	10.51	23	1.62%	1.35%	(4.57)%
	2007	5	11.01	52	4.10%	1.35%	4.02%
	2006	2	10.58	16	0.81%	1.35%	2.65%
Touchstone Core Bond (IQ Annuity ™)
	2010	12	13.60	163	4.18%	1.45%	6.01%
	2009	13	12.83	164	5.38%	1.45%	13.23%
	2008	12	11.33	132	3.01%	1.45%	(4.67)%
	2007	28	11.89	328	3.49%	1.45%	3.91%
	2006	40	11.44	460	3.77%	1.45%	2.55%
Touchstone Core Bond (Pinnacle Plus ™)
	2010	47	12.22	569	4.19%	1.67%	5.78%
	2009	44	11.55	506	4.55%	1.67%	12.98%
	2008	50	10.22	508	4.78%	1.67%	(4.88)%
	2007	21	10.75	230	4.36%	1.67%	3.68%
	2006	21	10.37	220	4.56%	1.67%	2.32%
Touchstone Enhanced ETF (Advantedge ™)
	2010	17	9.71	167	2.66%	1.60%	9.72%
	2009	12	8.85	106	4.25%	1.60%	20.22%
	2008	8	7.36	57	15.01%	1.60%	(26.41)%
Touchstone Enhanced ETF (AnnuiChoice ™)
	2010	39	11.76	460	0.85%	1.00%	10.39%
	2009	160	10.65	1,703	3.42%	1.00%	20.95%
	2008	144	8.81	1,270	6.64%	1.00%	(32.09)%
	2007	153	12.97	1,988	2.00%	1.00%	2.98%
	2006	155	12.59	1,957	0.74%	1.00%	14.24%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Enhanced ETF (GrandMaster flex3 ™)
	2010	82	$11.37	$934	1.80%	1.55%	9.77%
	2009	110	10.35	1,140	2.80%	1.55%	20.28%
	2008	139	8.61	1,193	6.20%	1.55%	(32.47)%
	2007	156	12.75	1,993	1.94%	1.55%	2.41%
	2006	158	12.45	1,962	0.80%	1.55%	13.60%
Touchstone Enhanced ETF (Grandmaster ™)
	2010	18	11.51	213	1.07%	1.35%	10.00%
	2009	66	10.46	694	2.70%	1.35%	20.52%
	2008	105	8.68	910	5.45%	1.35%	(32.33)%
	2007	180	12.83	2,309	1.53%	1.35%	2.62%
	2006	275	12.50	3,440	0.73%	1.35%	13.83%
Touchstone Enhanced ETF (IQ Annuity ™)
	2010	46	11.44	525	1.96%	1.45%	9.89%
	2009	50	10.41	522	2.38%	1.45%	20.40%
	2008	81	8.64	700	6.49%	1.45%	(32.40)%
	2007	90	12.79	1,156	1.78%	1.45%	2.51%
	2006	117	12.47	1,456	0.73%	1.45%	13.72%
Touchstone Enhanced ETF (Pinnacle Plus ™)
	2010	38	11.28	432	1.83%	1.67%	9.64%
	2009	47	10.29	481	3.57%	1.67%	20.13%
	2008	29	8.56	252	4.83%	1.67%	(32.55)%
	2007	68	12.70	867	1.67%	1.67%	2.28%
	2006	63	12.42	786	1.25%	1.67%	13.47%
Touchstone Enhanced ETF Fund (AnnuiChoice II ™)
	2010	12	13.92	166	2.01%	1.15%	10.22%
	2009	11	12.63	136	4.89%	1.15%	26.30%
Touchstone GMAB Aggressive ETF Fund (AnnuiChoice II ™)
	2010	20	14.00	281	1.65%	1.15%	11.21%
	2009	20	12.59	256	3.34%	1.15%	25.90%
Touchstone High Yield (Advantedge ™) (Nov 30, 2010)
	2010	*—	12.25	5	132.36%	1.60%	10.85%
Touchstone High Yield (AnnuiChoice II ™)
	2010	1	12.75	10	9.71%	1.15%	11.36%
	2009	1	11.45	7	14.57%	1.15%	44.95%
Touchstone High Yield (AnnuiChoice ™)
	2010	14	18.03	255	11.45%	1.00%	11.53%
	2009	6	16.17	104	5.46%	1.00%	45.17%
	2008	8	11.14	88	2.47%	1.00%	(24.94)%
	2007	27	14.84	403	9.01%	1.00%	0.76%
	2006	25	14.72	365	12.60%	1.00%	6.82%
Touchstone High Yield (GrandMaster flex3 ™)
	2010	21	16.86	351	7.32%	1.55%	10.91%
	2009	30	15.20	454	6.13%	1.55%	44.37%
	2008	37	10.53	392	5.92%	1.55%	(25.36)%
	2007	29	14.11	407	8.30%	1.55%	0.19%
	2006	32	14.08	449	7.48%	1.55%	6.23%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone High Yield (Grandmaster ™)
	2010	9	$13.97	$127	10.22%	1.35%	11.13%
	2009	7	12.57	84	5.48%	1.35%	44.66%
	2008	21	8.69	182	6.37%	1.35%	(25.21)%
	2007	12	11.62	139	5.77%	1.35%	0.40%
	2006	23	11.57	264	7.44%	1.35%	6.45%
Touchstone High Yield (IQ Annuity ™)
	2010	16	17.65	281	8.37%	1.45%	11.02%
	2009	23	15.90	370	7.36%	1.45%	44.51%
	2008	16	11.00	175	5.66%	1.45%	(25.29)%
	2007	21	14.73	307	6.91%	1.45%	0.30%
	2006	27	14.68	398	7.43%	1.45%	6.34%
Touchstone High Yield (Pinnacle Plus ™)
	2010	41	14.60	598	8.17%	1.67%	10.77%
	2009	67	13.18	888	8.12%	1.67%	44.19%
	2008	63	9.14	573	6.38%	1.67%	(25.45)%
	2007	70	12.26	863	8.29%	1.67%	0.07%
	2006	74	12.25	901	7.96%	1.67%	6.10%
Touchstone Large Cap Core Equity (Advantedge ™)
	2010	3	9.37	25	2.06%	1.60%	10.41%
	2009	2	8.48	19	2.62%	1.60%	22.08%
	2008	1	6.95	8	3.02%	1.60%	(30.52)%
Touchstone Large Cap Core Equity (AnnuiChoice ™)
	2010	12	11.33	134	1.60%	1.00%	11.08%
	2009	13	10.20	134	1.13%	1.00%	22.82%
	2008	20	8.30	165	2.09%	1.00%	(35.85)%
Touchstone Large Cap Core Equity (AnnuiChoice II ™)
	2010	2	9.95	21	2.52%	1.15%	10.91%
	2009	1	8.97	13	1.70%	1.15%	22.64%
	2008	3	7.31	21	1.52%	1.15%	(35.95)%
	2007	28	11.42	323	4.37%	1.15%	4.10%
Touchstone Large Cap Core Equity (GrandMaster flex3 ™)
	2010	13	11.84	152	1.48%	1.55%	10.46%
	2009	19	10.72	202	1.33%	1.55%	22.14%
	2008	21	8.78	185	2.08%	1.55%	(36.21)%
	2007	3	13.76	44	2.95%	1.55%	3.68%
	2006	5	13.27	60	2.39%	1.55%	24.62%
Touchstone Large Cap Core Equity (Grandmaster ™)
	2010	70	11.38	797	1.94%	1.35%	10.69%
	2009	72	10.28	737	1.93%	1.35%	22.39%
	2008	4	8.40	32	1.53%	1.35%	(36.08)%
	2007	1	13.14	7	1.93%	1.35%	3.89%
	2006	*—	12.65	10	2.35%	1.35%	24.87%
Touchstone Large Cap Core Equity (IQ Annuity ™)
	2010	33	11.23	374	1.80%	1.45%	10.57%
	2009	37	10.16	377	1.24%	1.45%	22.27%
	2008	47	8.31	388	2.05%	1.45%	(36.14)%
	2007	8	13.01	110	3.06%	1.45%	3.78%
	2006	8	12.54	102	5.26%	1.45%	24.75%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Large Cap Core Equity (Pinnacle Plus ™)
	2010	42	$12.14	$505	2.11%	1.67%	10.33%
	2009	34	11.00	375	1.26%	1.67%	21.99%
	2008	47	9.02	421	2.17%	1.67%	(36.29)%
	2007	8	14.15	120	3.35%	1.67%	3.55%
	2006	6	13.67	75	2.35%	1.67%	24.47%
Touchstone Mid Cap Growth (Advantedge ™)

	2010	2	10.52	22	0.11%	1.60%	19.68%
	2009	5	8.79	44	0.18%	1.60%	36.77%
Touchstone Mid Cap Growth (AnnuiChoice ™)
	2010	8	19.21	157	0.18%	1.00%	20.41%
	2009	13	15.95	210	0.10%	1.00%	37.60%
	2008	15	11.59	168	3.80%	1.00%	(40.31)%
	2007	17	19.42	328	3.86%	1.00%	13.28%
	2006	11	17.15	194	0.00%	1.00%	15.02%
Touchstone Mid Cap Growth (AnnuiChoice II ™)
	2010	5	12.05	57	0.23%	1.15%	20.23%
	2009	5	10.03	48	0.10%	1.15%	37.39%
	2008	5	7.30	34	6.96%	1.15%	(40.40)%
	2007	4	12.24	45	4.58%	1.15%	13.11%
Touchstone Mid Cap Growth (GrandMaster flex3 ™)
	2010	17	18.50	309	0.23%	1.55%	19.74%
	2009	18	15.45	277	0.10%	1.55%	36.84%
	2008	19	11.29	215	3.42%	1.55%	(40.64)%
	2007	28	19.02	537	4.01%	1.55%	12.65%
	2006	16	16.89	267	0.00%	1.55%	14.38%
Touchstone Mid Cap Growth (Grandmaster ™)
	2010	15	15.47	239	0.24%	1.35%	19.99%
	2009	15	12.89	191	0.11%	1.35%	37.11%
	2008	15	9.40	146	4.15%	1.35%	(40.52)%
	2007	15	15.81	240	3.66%	1.35%	12.88%
	2006	11	14.01	159	0.00%	1.35%	14.61%
Touchstone Mid Cap Growth (IQ Annuity ™)
	2010	14	19.73	274	0.23%	1.45%	19.86%
	2009	14	16.46	229	0.10%	1.45%	36.97%
	2008	17	12.02	208	3.30%	1.45%	(40.58)%
	2007	29	20.22	593	3.79%	1.45%	12.76%
	2006	18	17.93	332	0.00%	1.45%	14.50%
Touchstone Mid Cap Growth (Pinnacle Plus ™)
	2010	81	18.00	1,467	0.25%	1.67%	19.60%
	2009	45	15.05	674	0.10%	1.67%	36.67%
	2008	48	11.01	529	3.81%	1.67%	(40.71)%
	2007	60	18.57	1,119	4.23%	1.67%	12.51%
	2006	36	16.51	600	0.00%	1.67%	14.24%
Touchstone Moderate ETF (Advantedge ™)
	2010	72	10.35	741	3.30%	1.60%	9.48%
	2009	10	9.45	96	4.41%	1.60%	15.57%
	2008	4	8.18	34	4.50%	1.60%	(18.19)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Moderate ETF (AnnuiChoice ™)
	2010	45	$12.20	$545	2.26%	1.00%	10.14%
	2009	48	11.08	534	3.71%	1.00%	16.27%
	2008	28	9.53	271	1.93%	1.00%	(21.14)%
	2007	21	12.08	254	1.29%	1.00%	4.18%
	2006	25	11.59	290	1.23%	1.00%	9.87%
Touchstone Moderate ETF (GrandMaster flex3 ™)
	2010	100	11.79	1,182	1.74%	1.55%	9.53%
	2009	170	10.76	1,833	3.32%	1.55%	15.63%
	2008	159	9.31	1,481	1.64%	1.55%	(21.58)%
	2007	165	11.87	1,959	1.35%	1.55%	3.60%
	2006	187	11.46	2,140	1.12%	1.55%	9.26%
Touchstone Moderate ETF (Grandmaster ™)
	2010	12	11.94	146	1.91%	1.35%	9.75%
	2009	15	10.88	168	3.31%	1.35%	15.86%
	2008	17	9.39	160	1.45%	1.35%	(21.42)%
	2007	29	11.95	342	1.38%	1.35%	3.81%
	2006	33	11.51	378	0.95%	1.35%	9.48%
Touchstone Moderate ETF (IQ Annuity ™)
	2010	194	11.86	2,298	2.10%	1.45%	9.64%
	2009	225	10.82	2,433	2.60%	1.45%	15.74%
	2008	351	9.35	3,284	2.15%	1.45%	(21.50)%
	2007	244	11.91	2,905	1.78%	1.45%	3.70%
	2006	189	11.48	2,166	1.07%	1.45%	9.37%
Touchstone Moderate ETF (Pinnacle Plus ™)
	2010	217	11.70	2,541	2.15%	1.67%	9.40%
	2009	254	10.70	2,713	3.96%	1.67%	15.49%
	2008	116	9.26	1,078	1.89%	1.67%	(21.68)%
	2007	88	11.83	1,040	1.45%	1.67%	3.47%
	2006	85	11.43	973	1.25%	1.67%	9.13%
Touchstone Moderate ETF Fund (AnnuiChoice II ™)
	2010	72	10.29	742	2.28%	1.15%	9.98%
	2009	66	9.36	615	5.42%	1.15%	16.10%
Touchstone Money Market (IQ3 ™)
	2010	220	10.90	2,397	0.11%	1.45%	(1.27)%
	2009	289	11.04	3,195	0.61%	1.45%	(0.58)%
Touchstone Money Market (GrandMaster flex3 ™)
	2010	84	10.70	900	0.12%	1.55%	(1.37)%
	2009	171	10.84	1,860	0.53%	1.55%	(0.68)%
Touchstone Money Market (AnnuiChoice II ™)
	2010	32	9.86	314	0.17%	1.15%	(0.97)%
	2009	31	9.96	311	0.51%	1.15%	(0.42)%
Touchstone Money Market (Advantedge ™)
	2010	12	9.89	122	0.08%	1.60%	(1.42)%
	2009	20	10.03	203	0.48%	1.60%	(0.73)%
Touchstone Money Market (Pinnacle Plus ™)
	2010	129	9.77	1,263	0.19%	1.67%	(1.49)%
	2009	132	9.92	1,314	0.55%	1.67%	(0.78)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Money Market (AnnuiChoice ™)
	2010	74	$11.32	$839	0.18%	1.00%	(0.82)%
	2009	110	11.41	1,258	0.62%	1.00%	(0.12)%
	2008	13	11.42	152	2.94%	1.00%	1.96%
	2007	16	11.21	182	5.08%	1.00%	4.11%
	2006	39	10.76	419	4.84%	1.00%	3.89%
Touchstone Money Market (Grandmaster ™)
	2010	288	10.89	3,137	0.14%	1.35%	(1.17)%
	2009	476	11.02	5,243	0.97%	1.35%	(0.48)%
	2008	701	11.07	7,761	2.91%	1.35%	1.60%
	2007	534	10.90	5,817	5.02%	1.35%	3.74%
	2006	443	10.50	4,653	4.84%	1.35%	3.52%
Touchstone Third Avenue Value (Advantedge ™)
	2010	37	9.76	365	6.93%	1.60%	18.28%
	2009	30	8.25	249	2.97%	1.60%	29.29%
	2008	15	6.38	95	4.44%	1.60%	(36.17)%
Touchstone Third Avenue Value (AnnuiChoice ™)
	2010	53	17.11	903	4.71%	1.00%	19.00%
	2009	90	14.38	1,295	1.97%	1.00%	30.07%
	2008	111	11.05	1,227	1.76%	1.00%	(39.12)%
	2007	129	18.15	2,340	0.82%	1.00%	(2.78)%
	2006	94	18.67	1,759	1.25%	1.00%	14.72%
Touchstone Third Avenue Value (AnnuiChoice II ™)
	2010	51	9.97	512	5.31%	1.15%	18.82%
	2009	71	8.39	593	2.10%	1.15%	29.88%
	2008	79	6.46	510	2.05%	1.15%	(39.21)%
	2007	67	10.63	717	0.98%	1.15%	(2.93)%
	2006	7	10.95	78	6.57%	1.15%	9.49%
Touchstone Third Avenue Value (GrandMaster flex3 ™)
	2010	70	16.55	1,154	5.93%	1.55%	18.34%
	2009	90	13.99	1,261	2.02%	1.55%	29.35%
	2008	118	10.81	1,272	1.74%	1.55%	(39.46)%
	2007	155	17.86	2,762	0.71%	1.55%	(3.32)%
	2006	144	18.47	2,667	1.09%	1.55%	14.09%
Touchstone Third Avenue Value (Grandmaster ™)
	2010	152	14.54	2,204	6.05%	1.35%	18.58%
	2009	186	12.27	2,285	2.02%	1.35%	29.61%
	2008	243	9.46	2,304	1.83%	1.35%	(39.34)%
	2007	259	15.60	4,047	0.79%	1.35%	(3.12)%
	2006	182	16.10	2,930	1.12%	1.35%	14.32%
Touchstone Third Avenue Value (IQ Annuity ™)
	2010	126	16.27	2,046	6.42%	1.45%	18.46%
	2009	148	13.74	2,029	2.05%	1.45%	29.48%
	2008	172	10.61	1,826	1.74%	1.45%	(39.40)%
	2007	213	17.51	3,737	0.72%	1.45%	(3.22)%
	2006	206	18.09	3,718	1.12%	1.45%	14.20%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Third Avenue Value (Pinnacle Plus ™)
	2010	99	$17.38	$1,713	5.89%	1.67%	18.20%
	2009	124	14.71	1,821	2.09%	1.67%	29.19%
	2008	147	11.38	1,668	1.73%	1.67%	(39.53)%
	2007	176	18.83	3,314	0.77%	1.67%	(3.44)%
	2006	130	19.50	2,539	1.11%	1.67%	13.95%
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster ™)
	2010	188	50.54	9,511	1.75%	1.35%	13.60%
	2009	221	44.49	9,848	2.26%	1.35%	28.45%
	2008	267	34.64	9,253	2.17%	1.35%	(43.43)%
	2007	354	61.23	21,673	2.18%	1.35%	0.15%
	2006	432	61.13	26,407	4.68%	1.35%	18.58%
Fidelity VIP Growth (Grandmaster ™)
	2010	87	60.21	5,257	0.61%	1.35%	22.50%
	2009	101	49.15	4,963	0.53%	1.35%	26.56%
	2008	118	38.84	4,580	0.73%	1.35%	(47.88)%
	2007	148	74.52	11,060	0.95%	1.35%	25.24%
	2006	191	59.50	11,385	0.43%	1.35%	5.41%
Fidelity VIP High Income (Grandmaster ™)
	2010	170	20.92	3,551	7.44%	1.35%	12.29%
	2009	205	18.63	3,813	8.14%	1.35%	42.02%
	2008	198	13.12	2,592	7.29%	1.35%	(26.00)%
	2007	246	17.73	4,352	7.30%	1.35%	1.39%
	2006	341	17.48	5,955	7.16%	1.35%	9.74%
Fidelity VIP II Asset Manager (Grandmaster ™)
	2010	125	38.76	4,860	2.13%	1.35%	12.72%
	2009	145	34.39	4,977	2.52%	1.35%	27.37%
	2008	159	27.00	4,282	8.63%	1.35%	(29.68)%
	2007	189	38.40	7,272	6.14%	1.35%	13.94%
	2006	238	33.70	8,030	2.91%	1.35%	5.87%
Fidelity VIP II Contrafund (Grandmaster ™)
	2010	337	40.85	13,750	1.27%	1.35%	15.64%
	2009	363	35.33	12,822	1.41%	1.35%	33.88%
	2008	424	26.39	11,184	1.00%	1.35%	(43.29)%
	2007	521	46.54	24,250	5.28%	1.35%	16.00%
	2006	608	40.12	24,395	1.30%	1.35%	10.21%
Fidelity VIP II Index 500 (Grandmaster ™)
	2010	122	30.52	3,737	2.01%	1.35%	13.47%
	2009	143	26.89	3,834	2.53%	1.35%	24.90%
	2008	167	21.53	3,592	1.95%	1.35%	(37.85)%
	2007	212	34.65	7,354	3.56%	1.35%	4.01%
	2006	277	33.31	9,233	1.84%	1.35%	14.17%
Fidelity VIP II Investment Grade Bond (AnnuiChoice ™)
	2010	8	11.93	95	3.77%	1.00%	6.73%
	2009	14	11.18	151	9.07%	1.00%	14.57%
	2008	15	9.76	144	4.86%	1.00%	(4.22)%
	2007	59	10.19	596	0.11%	1.00%	1.87%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Initial Class (continued):
Fidelity VIP II Investment Grade Bond (Grandmaster ™)
	2010	59	$31.41	$1,856	4.52%	1.35%	6.35%
	2009	63	29.54	1,862	9.22%	1.35%	14.16%
	2008	76	25.87	1,967	4.40%	1.35%	(4.56)%
	2007	97	27.11	2,632	4.53%	1.35%	2.93%
	2006	126	26.34	3,307	4.18%	1.35%	2.95%
Fidelity VIP II Investment Grade Bond (GrandmasterFlex3 ™)
	2010	17	11.69	201	4.37%	1.55%	6.14%
	2009	20	11.01	218	8.87%	1.55%	13.93%
	2008	23	9.67	219	4.65%	1.55%	(4.75)%
	2007	33	10.15	333	0.11%	1.55%	1.49%
Fidelity VIP II Investment Grade Bond (IQ3 ™)
	2010	12	11.73	138	4.50%	1.45%	6.24%
	2009	13	11.04	143	9.03%	1.45%	14.05%
	2008	14	9.68	136	4.28%	1.45%	(4.66)%
	2007	16	10.16	164	0.11%	1.45%	1.56%
Fidelity VIP II Investment Grade Bond (Pinnacle Plus ™)
	2010	20	11.64	227	4.43%	1.67%	6.01%
	2009	22	10.98	246	9.13%	1.67%	13.79%
	2008	31	9.65	297	4.35%	1.67%	(4.87)%
	2007	38	10.14	383	0.11%	1.67%	1.40%
Fidelity VIP III Balanced (Grandmaster ™)
	2010	116	17.40	2,011	2.43%	1.35%	16.48%
	2009	69	14.94	1,027	2.12%	1.35%	36.73%
	2008	83	10.92	903	2.70%	1.35%	(34.85)%
	2007	131	16.77	2,190	5.92%	1.35%	7.57%
	2006	201	15.59	3,130	2.19%	1.35%	10.20%
Fidelity VIP Overseas (AnnuiChoice ™)
	2010	1	8.29	4	1.02%	1.00%	11.99%
	2009	2	7.40	15	1.14%	1.00%	25.27%
	2008	20	5.91	116	4.36%	1.00%	(44.37)%
	2007	35	10.62	373	2.24%	1.00%	6.17%
Fidelity VIP Overseas (AnnuiChoice II ™)
	2010	1	8.24	9	1.66%	1.15%	11.82%
	2009	1	7.37	8	2.56%	1.15%	25.08%
	2008	1	5.89	7	4.25%	1.15%	(44.45)%
	2007	5	10.61	55	2.63%	1.15%	6.06%
Fidelity VIP Overseas (Grandmaster ™)
	2010	70	32.10	2,258	1.58%	1.35%	11.59%
	2009	78	28.77	2,242	2.47%	1.35%	24.82%
	2008	94	23.05	2,159	4.95%	1.35%	(44.57)%
	2007	111	41.58	4,598	2.97%	1.35%	15.72%
	2006	144	35.93	5,161	1.70%	1.35%	16.49%
Fidelity VIP Overseas (GrandmasterFlex3 ™)
	2010	13	8.12	105	1.57%	1.55%	11.36%
	2009	15	7.29	109	2.47%	1.55%	24.57%
	2008	16	5.85	94	4.08%	1.55%	(44.68)%
	2007	33	10.58	351	2.29%	1.55%	5.77%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Initial Class (continued):
Fidelity VIP Overseas (IQ3 ™)
	2010	3	$8.15	$20	1.57%	1.45%	11.48%
	2009	3	7.31	21	1.93%	1.45%	24.70%
	2008	8	5.86	49	4.28%	1.45%	(44.62)%
	2007	19	10.58	196	1.95%	1.45%	5.84%
Fidelity VIP Overseas (Pinnacle Plus ™)
	2010	15	8.08	120	1.40%	1.67%	11.23%
	2009	20	7.27	146	2.40%	1.67%	24.42%
	2008	26	5.84	152	4.89%	1.67%	(44.75)%
	2007	74	10.57	787	2.58%	1.67%	5.68%
Non-Affiliated Service Class:
Fidelity VIP III Mid Cap (Grandmaster ™)
	2010	50	37.51	1,861	0.57%	1.35%	26.97%
	2009	62	29.54	1,846	1.10%	1.35%	38.13%
	2008	85	21.39	1,824	4.99%	1.35%	(40.33)%
	2007	109	35.84	3,912	0.87%	1.35%	13.92%
	2006	175	31.46	5,499	1.28%	1.35%	11.08%
Non-Affiliated Service Class 2
Fidelity VIP Asset Manager (Advantedge ™)
	2010	7	10.30	68	2.02%	1.60%	12.14%
	2009	7	9.18	62	2.86%	1.60%	26.70%
	2008	4	7.25	26	6.64%	1.60%	(27.52)%
Fidelity VIP Asset Manager (AnnuiChoice ™)
	2010	8	13.97	106	1.69%	1.00%	12.82%
	2009	11	12.38	141	2.52%	1.00%	27.47%
	2008	11	9.71	109	8.14%	1.00%	(29.62)%
	2007	20	13.80	270	5.75%	1.00%	14.02%
	2006	20	12.10	245	3.01%	1.00%	6.07%
Fidelity VIP Asset Manager (AnnuiChoice II ™)
	2010	13	11.99	158	1.99%	1.15%	12.65%
	2009	13	10.65	142	3.82%	1.15%	27.28%
	2008	6	8.36	54	5.47%	1.15%	(29.73)%
	2007	1	11.90	7	17.13%	1.15%	13.84%
Fidelity VIP Asset Manager (GrandMaster flex3 ™)
	2010	4	12.60	56	2.01%	1.55%	12.20%
	2009	5	11.23	51	2.30%	1.55%	26.77%
	2008	5	8.86	46	7.73%	1.55%	(30.01)%
	2007	9	12.65	112	6.26%	1.55%	13.38%
	2006	21	11.16	234	2.30%	1.55%	5.48%
Fidelity VIP Asset Manager (IQ3 ™)
	2010	22	12.98	290	1.90%	1.45%	12.31%
	2009	24	11.55	281	2.21%	1.45%	26.90%
	2008	29	9.10	264	7.30%	1.45%	(29.94)%
	2007	41	12.99	535	6.00%	1.45%	13.50%
	2006	39	11.45	443	2.63%	1.45%	5.59%
Fidelity VIP Asset Manager (Pinnacle Plus ™)
	2010	13	13.07	168	2.01%	1.67%	12.06%
	2009	13	11.66	152	2.34%	1.67%	26.61%
	2008	17	9.21	159	8.11%	1.67%	(30.10)%
	2007	14	13.18	184	6.15%	1.67%	13.24%
	2006	9	11.64	105	2.29%	1.67%	5.35%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Balanced (Advantedge ™)
	2010	15	$10.80	$159	2.24%	1.60%	15.88%
	2009	3	9.32	26	2.36%	1.60%	36.11%
	2008	2	6.85	11	2.72%	1.60%	(31.52)%
Fidelity VIP Balanced (AnnuiChoice ™)
	2010	19	14.30	277	2.02%	1.00%	16.58%
	2009	17	12.26	208	2.16%	1.00%	36.94%
	2008	16	8.95	148	2.41%	1.00%	(34.81)%
	2007	24	13.74	335	5.72%	1.00%	7.63%
	2006	26	12.76	337	1.71%	1.00%	10.39%
Fidelity VIP Balanced (AnnuiChoice II ™)
	2010	11	11.78	134	2.32%	1.15%	16.40%
	2009	7	10.12	69	2.86%	1.15%	36.73%
	2008	2	7.40	16	2.98%	1.15%	(34.91)%
	2007	1	11.37	8	1.96%	1.15%	7.46%
Fidelity VIP Balanced (GrandMaster ™)
	2010	39	13.28	519	2.65%	1.35%	16.17%
	2009	21	11.43	241	2.04%	1.35%	36.46%
	2008	20	8.38	167	2.82%	1.35%	(35.04)%
	2007	42	12.90	537	2.96%	1.35%	7.25%
Fidelity VIP Balanced (GrandMaster flex3 ™)
	2010	26	14.44	371	1.98%	1.55%	15.93%
	2009	24	12.46	296	2.04%	1.55%	36.18%
	2008	27	9.15	246	2.40%	1.55%	(35.17)%
	2007	41	14.11	571	4.91%	1.55%	7.03%
	2006	30	13.18	393	1.59%	1.55%	9.78%
Fidelity VIP Balanced (IQ3 ™)
	2010	23	12.88	292	2.23%	1.45%	16.05%
	2009	19	11.10	207	2.27%	1.45%	36.32%
	2008	19	8.14	156	2.37%	1.45%	(35.11)%
	2007	37	12.55	470	6.58%	1.45%	7.14%
	2006	34	11.71	402	2.00%	1.45%	9.89%
Fidelity VIP Balanced (Pinnacle Plus ™)
	2010	97	13.35	1,291	2.08%	1.67%	15.79%
	2009	68	11.53	789	2.58%	1.67%	36.01%
	2008	42	8.48	352	2.51%	1.67%	(35.25)%
	2007	43	13.10	568	5.08%	1.67%	6.90%
	2006	29	12.25	361	1.51%	1.67%	9.64%
Fidelity VIP Contrafund (Advantedge ™)
	2010	126	9.59	1,207	1.27%	1.60%	15.06%
	2009	78	8.34	649	1.77%	1.60%	33.30%
	2008	30	6.25	190	1.92%	1.60%	(37.45)%
Fidelity VIP Contrafund (AnnuiChoice ™)
	2010	83	16.82	1,400	1.01%	1.00%	15.76%
	2009	98	14.53	1,431	1.13%	1.00%	34.11%
	2008	126	10.84	1,364	0.79%	1.00%	(43.27)%
	2007	159	19.10	3,028	5.55%	1.00%	16.12%
	2006	157	16.45	2,578	1.08%	1.00%	10.32%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Contrafund (AnnuiChoice II ™)
	2010	58	$10.90	$628	0.88%	1.15%	15.58%
	2009	82	9.43	773	1.27%	1.15%	33.91%
	2008	75	7.04	527	0.76%	1.15%	(43.35)%
	2007	70	12.43	865	7.74%	1.15%	15.95%
	2006	6	10.72	69	4.26%	1.15%	7.21%
Fidelity VIP Contrafund (GrandMaster flex3 ™)
	2010	85	16.00	1,364	1.00%	1.55%	15.12%
	2009	102	13.90	1,421	1.13%	1.55%	33.37%
	2008	125	10.42	1,300	0.82%	1.55%	(43.58)%
	2007	146	18.48	2,700	5.74%	1.55%	15.48%
	2006	137	16.00	2,198	1.07%	1.55%	9.71%
Fidelity VIP Contrafund (IQ3 ™)
	2010	120	14.55	1,748	1.04%	1.45%	15.23%
	2009	127	12.62	1,600	1.17%	1.45%	33.51%
	2008	161	9.46	1,527	0.84%	1.45%	(43.53)%
	2007	177	16.74	2,961	5.20%	1.45%	15.59%
	2006	201	14.48	2,917	1.00%	1.45%	9.82%
Fidelity VIP Contrafund (Pinnacle Plus ™)
	2010	192	15.96	3,068	1.10%	1.67%	14.98%
	2009	165	13.88	2,289	1.21%	1.67%	33.21%
	2008	183	10.42	1,910	0.81%	1.67%	(43.65)%
	2007	234	18.50	4,319	6.15%	1.67%	15.34%
	2006	169	16.04	2,713	1.11%	1.67%	9.58%
Fidelity VIP Contrafund Standard (IQ Advisor ™)
	2010	*—	15.04	6	1.09%	0.60%	16.23%
	2009	*—	12.94	5	1.24%	0.60%	34.66%
	2008	*—	9.61	4	0.91%	0.60%	(43.04)%
	2007	*—	16.87	7	5.50%	0.60%	16.60%
	2006	*—	14.47	6	1.03%	0.60%	10.77%
Fidelity VIP Disclipined Small Cap (AnnuiChoice ™)
	2010	4	8.82	40	0.06%	1.00%	23.82%
	2009	5	7.13	33	0.22%	1.00%	20.72%
	2008	5	5.90	30	0.30%	1.00%	(34.63)%
	2007	7	9.03	67	0.45%	1.00%	(9.71)%
Fidelity VIP Disclipined Small Cap (IQ ™)
	2010	7	8.68	60	0.06%	1.45%	23.26%
	2009	7	7.04	49	0.24%	1.45%	20.18%
	2008	7	5.86	41	0.34%	1.45%	(34.93)%
	2007	8	9.00	69	0.46%	1.45%	(9.99)%
Fidelity VIP Disclipined Small Cap (Grandmaster ™)
	2010	2	8.71	18	0.06%	1.35%	23.39%
	2009	2	7.06	15	0.23%	1.35%	20.30%
	2008	2	5.87	14	0.39%	1.35%	(34.86)%
	2007	2	9.01	22	0.46%	1.35%	(9.93)%
Fidelity VIP Disclipined Small Cap (GrandmasterFlex3 ™)
	2010	1	8.64	8	0.06%	1.55%	23.14%
	2009	1	7.02	7	0.06%	1.55%	20.05%
	2008	5	5.85	27	0.38%	1.55%	(35.00)%
	2007	5	8.99	48	0.50%	1.55%	(10.05)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Disclipined Small Cap (Pinnacle Plus ™)
	2010	79	$8.60	$677	0.06%	1.67%	22.99%
	2009	5	7.00	36	0.24%	1.67%	19.91%
	2008	6	5.83	35	0.39%	1.67%	(35.08)%
	2007	5	8.99	49	0.53%	1.67%	(10.13)%
Fidelity VIP Disciplined Small Cap (Advantedge ™)
	2010	1	10.56	15	0.06%	1.60%	23.07%
	2009	2	8.58	14	0.32%	1.60%	19.99%
Fidelity VIP Equity-Income (Advantedge ™)
	2010	13	8.78	111	1.78%	1.60%	13.08%
	2009	7	7.76	56	3.09%	1.60%	27.81%
	2008	1	6.07	5	4.29%	1.60%	(39.27)%
Fidelity VIP Equity-Income (AnnuiChoice ™)
	2010	31	11.87	367	1.60%	1.00%	13.77%
	2009	40	10.43	414	2.08%	1.00%	28.59%
	2008	47	8.11	383	1.83%	1.00%	(43.39)%
	2007	67	14.33	956	2.14%	1.00%	0.26%
	2006	75	14.30	1,076	4.28%	1.00%	18.73%
Fidelity VIP Equity-Income (AnnuiChoice II ™)
	2010	37	9.07	332	1.82%	1.15%	13.60%
	2009	33	7.98	261	2.53%	1.15%	28.39%
	2008	20	6.22	127	3.36%	1.15%	(43.47)%
	2007	13	11.00	143	25.01%	1.15%	0.10%
Fidelity VIP Equity-Income (GrandMaster flex3 ™)
	2010	14	12.03	172	1.56%	1.55%	13.14%
	2009	16	10.63	173	1.98%	1.55%	27.87%
	2008	21	8.32	171	1.85%	1.55%	(43.70)%
	2007	30	14.77	449	1.90%	1.55%	(0.30)%
	2006	34	14.82	499	4.25%	1.55%	18.08%
Fidelity VIP Equity-Income (IQ3 ™)
	2010	38	10.77	407	1.64%	1.45%	13.25%
	2009	40	9.51	384	2.07%	1.45%	28.00%
	2008	56	7.43	418	1.97%	1.45%	(43.65)%
	2007	75	13.19	987	2.27%	1.45%	(0.20)%
	2006	73	13.21	969	4.50%	1.45%	18.20%
Fidelity VIP Equity-Income (Pinnacle Plus ™)
	2010	90	12.29	1,103	1.63%	1.67%	13.00%
	2009	95	10.88	1,032	2.07%	1.67%	27.72%
	2008	106	8.52	901	1.86%	1.67%	(43.77)%
	2007	151	15.15	2,289	2.32%	1.67%	(0.43)%
	2006	128	15.21	1,948	4.19%	1.67%	17.93%
Fidelity VIP Freedom 2010 (Advantedge ™)
	2010	6	10.39	64	2.39%	1.60%	10.75%
	2009	6	9.38	58	25.29%	1.60%	21.97%
	2008	*—	7.69	*—	0.00%	1.60%	(23.10)%
Fidelity VIP Freedom 2010 (Grandmaster ™)
	2010	4	10.26	36	2.88%	1.35%	11.03%
	2009	6	9.24	60	3.30%	1.35%	22.28%
	2008	10	7.55	75	4.01%	1.35%	(26.18)%
	2007	9	10.23	87	17.61%	1.35%	2.34%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Freedom 2010 (GrandmasterFlex3 ™)
	2010	1	$10.18	$11	3.35%	1.55%	10.80%
	2009	1	9.19	10	1.26%	1.55%	22.04%
	2008	8	7.53	56	4.81%	1.55%	(26.33)%
	2007	4	10.22	36	5.90%	1.55%	2.20%
Fidelity VIP Freedom 2010 (IQ3 ™)
	2010	7	10.22	68	2.90%	1.45%	10.92%
	2009	18	9.21	164	4.40%	1.45%	22.16%
	2008	48	7.54	364	5.23%	1.45%	(26.26)%
	2007	3	10.23	26	18.34%	1.45%	2.27%
Fidelity VIP Freedom 2015 (Advantedge ™)
	2010	11	10.28	115	3.09%	1.60%	10.98%
	2009	11	9.26	104	12.38%	1.60%	23.02%
	2008	*—	7.53	*—	0.00%	1.60%	(24.74)%
Fidelity VIP Freedom 2015 (AnnuiChoiceII ™)
	2010	1	10.16	12	3.10%	1.15%	11.49%
	2009	1	9.11	11	4.48%	1.15%	23.58%
	2008	1	7.37	10	3.55%	1.15%	(28.13)%
	2007	1	10.26	13	11.02%	1.15%	2.61%
Fidelity VIP Freedom 2015 (GrandmasterFlex3 ™)
	2010	1	10.01	6	3.08%	1.55%	11.04%
	2009	1	9.01	6	4.48%	1.55%	23.09%
	2008	1	7.32	5	3.81%	1.55%	(28.43)%
	2007	*—	10.23	2	29.66%	1.55%	2.32%
Fidelity VIP Freedom 2015 (IQ3 ™)
	2010	28	10.05	286	2.99%	1.45%	11.15%
	2009	38	9.04	343	5.20%	1.45%	23.21%
	2008	84	7.34	617	5.22%	1.45%	(28.35)%
	2007	32	10.24	326	12.26%	1.45%	2.39%
Fidelity VIP Freedom 2015 (Pinnacle Plus ™)
	2010	19	9.96	193	3.11%	1.67%	10.91%
	2009	21	8.98	192	4.37%	1.67%	22.94%
	2008	26	7.31	189	3.72%	1.67%	(28.51)%
Fidelity VIP Freedom 2020 (Advantedge ™)
	2010	1	10.01	11	2.79%	1.60%	12.50%
	2009	1	8.90	10	16.66%	1.60%	26.49%
	2008	*—	7.03	*—	0.00%	1.60%	(29.66)%
Fidelity VIP Freedom 2020 (AnnuiChoiceII ™)
	2010	3	9.80	32	2.80%	1.15%	13.02%
	2009	3	8.67	28	4.03%	1.15%	27.07%
	2008	3	6.82	22	3.35%	1.15%	(33.58)%
	2007	3	10.27	34	81.18%	1.15%	2.72%
Fidelity VIP Freedom 2020 (IQ3 ™)
	2010	17	9.69	164	2.80%	1.45%	12.67%
	2009	17	8.60	146	8.00%	1.45%	26.69%
	2008	*—	6.79	*—	0.00%	1.45%	(33.78)%
	2007	4	10.25	40	15.32%	1.45%	2.51%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Freedom 2020 (Pinnacle Plus ™)
	2010	2	$9.61	$18	2.87%	1.67%	12.42%
	2009	2	8.55	16	4.02%	1.67%	26.40%
	2008	2	6.76	12	3.23%	1.67%	(33.93)%
	2007	2	10.23	20	14.72%	1.67%	2.35%
Fidelity VIP Freedom 2025 (Advantedge ™)
	2010	1	10.01	11	2.63%	1.60%	13.63%
	2009	1	8.81	10	15.77%	1.60%	27.72%
	2008	*—	6.90	*—	0.00%	1.60%	(31.03)%
Fidelity VIP Freedom 2025 (Pinnacle Plus ™) (Oct 13, 2010)
	2010	*—	9.57	1	10.27%	1.67%	13.54%
Fidelity VIP Freedom 2030 (Pinnacle Plus ™)
	2010	*—	9.16	3	2.48%	1.67%	13.96%
	2009	*—	8.04	2	2.60%	1.67%	28.99%
	2007	*—	10.25	2	114.95%	1.67%	2.48%
Fidelity VIP Growth (Advantedge ™)
	2010	7	8.83	65	0.36%	1.60%	21.88%
	2009	3	7.24	21	0.29%	1.60%	25.92%
	2008	3	5.75	16	1.02%	1.60%	(42.48)%
Fidelity VIP Growth (AnnuiChoice ™)
	2010	20	10.36	206	0.35%	1.00%	22.63%
	2009	12	8.45	99	0.27%	1.00%	26.69%
	2008	17	6.67	112	0.46%	1.00%	(47.84)%
	2007	24	12.78	310	0.43%	1.00%	25.39%
	2006	19	10.20	199	0.21%	1.00%	5.51%
Fidelity VIP Growth (AnnuiChoice II ™)
	2010	18	10.65	187	0.36%	1.15%	22.44%
	2009	17	8.70	147	0.33%	1.15%	26.49%
	2008	15	6.88	101	1.05%	1.15%	(47.92)%
	2007	5	13.20	64	0.71%	1.15%	25.20%
Fidelity VIP Growth (GrandMaster ™)
	2010	40	9.39	380	0.39%	1.35%	22.19%
	2009	40	7.68	305	0.28%	1.35%	26.24%
	2008	47	6.09	283	0.58%	1.35%	(48.02)%
	2007	63	11.71	737	0.18%	1.35%	17.10%
Fidelity VIP Growth (GrandMaster flex3 ™)
	2010	9	11.87	104	0.34%	1.55%	21.95%
	2009	12	9.74	119	0.27%	1.55%	25.98%
	2008	16	7.73	120	0.52%	1.55%	(48.13)%
	2007	20	14.90	291	0.44%	1.55%	24.69%
	2006	14	11.95	170	0.16%	1.55%	4.93%
Fidelity VIP Growth (IQ3 ™)
	2010	15	7.84	117	0.31%	1.45%	22.07%
	2009	19	6.42	125	0.27%	1.45%	26.11%
	2008	31	5.09	156	0.40%	1.45%	(48.08)%
	2007	51	9.81	501	0.46%	1.45%	24.81%
	2006	46	7.86	361	0.20%	1.45%	5.03%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Growth (Pinnacle Plus ™)
	2010	32	$12.01	$379	0.42%	1.67%	21.80%
	2009	22	9.86	213	0.33%	1.67%	25.83%
	2008	24	7.84	187	0.56%	1.67%	(48.19)%
	2007	39	15.13	592	0.43%	1.67%	24.54%
	2006	25	12.15	310	0.15%	1.67%	4.80%
Fidelity VIP High Income (AnnuiChoice ™)
	2010	24	17.85	421	8.27%	1.00%	12.54%
	2009	31	15.86	498	7.63%	1.00%	42.03%
	2008	32	11.17	361	12.81%	1.00%	(25.89)%
	2007	22	15.07	333	7.69%	1.00%	1.51%
	2006	22	14.84	324	7.13%	1.00%	9.92%
Fidelity VIP High Income (AnnuiChoice II ™)
	2010	3	12.55	40	7.21%	1.15%	12.37%
	2009	4	11.17	50	6.90%	1.15%	41.82%
	2008	4	7.87	35	10.00%	1.15%	(26.00)%
	2007	1	10.64	12	11.13%	1.15%	1.36%
Fidelity VIP High Income (GrandMaster flex3 ™)
	2010	96	16.00	1,533	11.70%	1.55%	11.91%
	2009	101	14.30	1,451	8.22%	1.55%	41.24%
	2008	112	10.12	1,130	3.67%	1.55%	(26.30)%
	2007	39	13.74	541	3.09%	1.55%	0.95%
	2006	173	13.61	2,352	9.60%	1.55%	9.31%
Fidelity VIP High Income (IQ3 ™)
	2010	459	14.34	6,577	11.04%	1.45%	12.03%
	2009	530	12.80	6,783	9.85%	1.45%	41.39%
	2008	314	9.06	2,847	5.36%	1.45%	(26.23)%
	2007	83	12.27	1,015	2.85%	1.45%	1.05%
	2006	301	12.15	3,661	9.84%	1.45%	9.42%
Fidelity VIP High Income (Pinnacle Plus ™)
	2010	19	14.77	278	9.37%	1.67%	11.78%
	2009	14	13.21	179	7.76%	1.67%	41.07%
	2008	18	9.37	166	6.43%	1.67%	(26.39)%
	2007	22	12.73	285	7.72%	1.67%	0.82%
	2006	22	12.62	281	7.64%	1.67%	9.18%
Fidelity VIP High Income (Advantedge ™)
	2010	56	12.01	675	12.24%	1.60%	11.86%
	2009	39	10.73	414	15.25%	1.60%	41.17%
Fidelity VIP II Index 500 (Advantedge ™)
	2010	43	9.41	408	2.17%	1.60%	12.90%
	2009	30	8.34	251	2.77%	1.60%	24.28%
	2008	4	6.71	30	3.76%	1.60%	(32.92)%
Fidelity VIP II Index 500 (AnnuiChoice ™)
	2010	44	10.97	482	1.80%	1.00%	13.58%
	2009	51	9.66	493	2.29%	1.00%	25.04%
	2008	64	7.73	492	1.21%	1.00%	(37.79)%
	2007	126	12.42	1,569	2.69%	1.00%	4.12%
	2006	36	11.93	432	1.66%	1.00%	14.29%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP II Index 500 (AnnuiChoice II ™)
	2010	34	$8.67	$296	1.98%	1.15%	13.41%
	2009	32	7.65	248	2.59%	1.15%	24.85%
	2008	15	6.13	89	2.86%	1.15%	(37.88)%
	2007	9	9.86	93	2.97%	1.15%	(1.39)%
Fidelity VIP II Index 500 (Grandmaster ™)
	2010	166	8.61	1,428	1.83%	1.35%	13.18%
	2009	181	7.61	1,379	1.98%	1.35%	24.60%
	2008	233	6.10	1,423	1.75%	1.35%	(38.01)%
	2007	283	9.85	2,788	2.09%	1.35%	(1.52)%
Fidelity VIP II Index 500 (GrandmasterFlex3 ™)
	2010	63	8.54	542	1.81%	1.55%	12.95%
	2009	75	7.56	569	2.30%	1.55%	24.34%
	2008	86	6.08	522	1.79%	1.55%	(38.14)%
	2007	100	9.83	980	2.39%	1.55%	(1.66)%
Fidelity VIP II Index 500 (IQ3 ™)
	2010	56	9.64	542	1.87%	1.45%	13.07%
	2009	61	8.53	517	2.30%	1.45%	24.47%
	2008	67	6.85	456	1.81%	1.45%	(38.07)%
	2007	80	11.06	888	2.88%	1.45%	3.65%
	2006	56	10.67	599	1.67%	1.45%	13.77%
Fidelity VIP II Index 500 (Pinnacle Plus ™)
	2010	107	12.53	1,343	1.89%	1.67%	12.82%
	2009	120	11.11	1,332	2.35%	1.67%	24.19%
	2008	131	8.95	1,167	1.85%	1.67%	(38.21)%
	2007	159	14.48	2,300	2.60%	1.67%	3.42%
	2006	7	14.00	94	1.49%	1.67%	13.52%
Fidelity VIP Investment Grade Bond (Advantedge ™)
	2010	18	11.44	203	5.85%	1.60%	5.83%
	2009	8	10.81	84	6.41%	1.60%	13.62%
	2008	2	9.51	14	0.00%	1.60%	(4.89)%
Fidelity VIP Investment Grade Bond (AnnuiChoice ™)
	2010	44	14.93	655	3.78%	1.00%	6.47%
	2009	67	14.02	945	11.55%	1.00%	14.32%
	2008	112	12.26	1,369	3.58%	1.00%	(4.43)%
	2007	69	12.83	881	4.28%	1.00%	3.04%
	2006	77	12.45	955	3.89%	1.00%	3.10%
Fidelity VIP Investment Grade Bond (GrandMaster ™)
	2010	50	11.67	585	4.45%	1.35%	6.10%
	2009	53	11.00	584	8.78%	1.35%	13.91%
	2008	31	9.66	300	6.45%	1.35%	(4.77)%
	2007	34	10.14	348	0.17%	1.35%	1.42%
Fidelity VIP Investment Grade Bond (GrandMaster flex3 ™)
	2010	51	12.43	628	4.76%	1.55%	5.88%
	2009	45	11.74	525	9.32%	1.55%	13.68%
	2008	99	10.33	1,027	2.15%	1.55%	(4.96)%
	2007	39	10.87	419	3.99%	1.55%	2.46%
	2006	39	10.61	416	3.29%	1.55%	2.53%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Investment Grade Bond (IQ3 ™)
	2010	45	$14.55	$648	4.39%	1.45%	5.99%
	2009	47	13.73	642	8.95%	1.45%	13.80%
	2008	52	12.06	626	4.64%	1.45%	(4.86)%
	2007	84	12.68	1,071	4.12%	1.45%	2.57%
	2006	99	12.36	1,221	4.18%	1.45%	2.63%
Fidelity VIP Investment Grade Bond (Pinnacle Plus ™)
	2010	37	12.27	454	3.81%	1.67%	5.75%
	2009	64	11.61	741	8.71%	1.67%	13.54%
	2008	36	10.22	372	3.96%	1.67%	(5.08)%
	2007	42	10.77	453	3.42%	1.67%	2.34%
	2006	30	10.52	312	3.63%	1.67%	2.40%
Fidelity VIP Investment Grade Bond (AnnuiChoice II ™)
	2010	19	12.10	229	4.96%	1.15%	6.31%
	2009	15	11.38	175	8.33%	1.15%	14.14%
	2008	11	9.97	108	5.67%	1.15%	(4.57)%
	2007	27	10.45	278	1.68%	1.15%	2.88%
	2006	2	10.16	17	0.00%	1.15%	1.56%
Fidelity VIP Mid Cap (AnnuiChoice ™)
	2010	29	24.39	699	0.43%	1.00%	27.29%
	2009	21	19.16	397	0.82%	1.00%	38.36%
	2008	35	13.85	489	5.17%	1.00%	(40.21)%
	2007	45	23.17	1,048	0.62%	1.00%	14.18%
	2006	52	20.29	1,056	1.25%	1.00%	11.28%
Fidelity VIP Mid Cap (GrandMaster flex3 ™)
	2010	30	22.52	665	0.45%	1.55%	26.58%
	2009	45	17.79	807	0.94%	1.55%	37.59%
	2008	56	12.93	726	5.23%	1.55%	(40.55)%
	2007	88	21.75	1,924	0.60%	1.55%	13.54%
	2006	75	19.16	1,437	1.21%	1.55%	10.67%
Fidelity VIP Mid Cap (IQ Annuity ™)
	2010	47	22.69	1,069	0.46%	1.45%	26.71%
	2009	57	17.91	1,017	0.97%	1.45%	37.73%
	2008	68	13.00	882	5.15%	1.45%	(40.49)%
	2007	84	21.85	1,834	0.59%	1.45%	13.66%
	2006	100	19.22	1,926	1.23%	1.45%	10.78%
Fidelity VIP Mid Cap (Pinnacle Plus ™)
	2010	118	22.44	2,645	0.42%	1.67%	26.43%
	2009	103	17.75	1,822	1.11%	1.67%	37.42%
	2008	84	12.91	1,079	5.14%	1.67%	(40.62)%
	2007	115	21.75	2,500	0.60%	1.67%	13.40%
	2006	89	19.18	1,716	1.21%	1.67%	10.53%
Fidelity VIP Mid Cap (AnnuiChoice II ™)
	2010	40	12.54	507	0.44%	1.15%	27.10%
	2009	17	9.86	171	1.17%	1.15%	38.15%
	2008	9	7.14	67	2.62%	1.15%	(40.30)%
	2007	5	11.96	65	0.49%	1.15%	14.01%
	2006	*—	10.49	6	0.00%	1.15%	4.92%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Mid Cap (Grandmaster ™)
	2010	39	$18.74	$728	0.44%	1.35%	26.84%
	2009	48	14.77	703	1.17%	1.35%	37.87%
	2008	65	10.72	692	4.78%	1.35%	(40.42)%
	2007	71	17.99	1,282	0.38%	1.35%	13.77%
	2006	*—	15.81	13	0.00%	1.35%	10.89%
Fidelity VIP Mid Cap (Advantedge ™)
	2010	38	11.14	420	0.51%	1.60%	26.52%
	2009	16	8.80	142	3.25%	1.60%	37.52%
Fidelity VIP Overseas (Advantedge ™)
	2010	31	8.34	254	1.61%	1.60%	11.03%
	2009	15	7.51	113	3.24%	1.60%	24.20%
	2008	7	6.05	39	6.42%	1.60%	(39.54)%
Fidelity VIP Overseas (AnnuiChoice ™)
	2010	27	14.70	390	1.31%	1.00%	11.70%
	2009	31	13.16	408	2.20%	1.00%	24.96%
	2008	40	10.53	417	4.94%	1.00%	(44.52)%
	2007	45	18.98	862	3.32%	1.00%	15.88%
	2006	18	16.38	298	1.43%	1.00%	16.60%
Fidelity VIP Overseas (GrandMaster ™)
	2010	29	8.10	235	1.40%	1.35%	11.31%
	2009	26	7.28	191	1.60%	1.35%	24.52%
	2008	88	5.84	512	5.61%	1.35%	(44.72)%
	2007	247	10.57	2,607	4.78%	1.35%	5.73%
Fidelity VIP Overseas (GrandMaster flex3 ™)
	2010	18	13.15	243	1.24%	1.55%	11.08%
	2009	26	11.84	303	2.02%	1.55%	24.27%
	2008	34	9.53	327	4.62%	1.55%	(44.83)%
	2007	47	17.27	814	2.73%	1.55%	15.23%
	2006	25	14.99	369	1.15%	1.55%	15.95%
Fidelity VIP Overseas (IQ3 ™)
	2010	48	11.34	547	1.34%	1.45%	11.20%
	2009	53	10.20	545	2.20%	1.45%	24.39%
	2008	59	8.20	485	4.82%	1.45%	(44.78)%
	2007	61	14.85	910	2.99%	1.45%	15.35%
	2006	27	12.87	348	0.76%	1.45%	16.07%
Fidelity VIP Overseas (Pinnacle Plus ™)
	2010	28	16.15	459	1.30%	1.67%	10.95%
	2009	34	14.56	497	2.11%	1.67%	24.11%
	2008	60	11.73	703	4.37%	1.67%	(44.90)%
	2007	56	21.29	1,187	3.12%	1.67%	15.09%
	2006	32	18.50	585	0.73%	1.67%	15.81%
Fidelity VIP Overseas (AnnuiChoice II ™)
	2010	19	9.74	189	1.47%	1.15%	11.53%
	2009	18	8.73	158	2.44%	1.15%	24.77%
	2008	15	7.00	107	5.55%	1.15%	(44.61)%
	2007	6	12.63	76	2.54%	1.15%	15.70%
	2006	1	10.92	15	0.00%	1.15%	9.18%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 1:
JPMorgan IT Mid Cap (IQ3 ™)
	2010	3	$15.97	$47	1.17%	1.45%	21.67%
	2009	3	13.13	39	0.00%	1.45%	31.29%
JPMorgan IT Mid Cap (Grandmaster ™)
	2010	4	16.00	63	1.28%	1.35%	21.79%
	2009	5	13.14	63	0.00%	1.35%	31.38%
JPMorgan IT Mid Cap (GrandMaster flex3 ™)
	2010	6	15.95	100	1.18%	1.55%	21.54%
	2009	7	13.12	90	0.00%	1.55%	31.20%
JPMorgan IT Mid Cap (Pinnacle Plus ™)
	2010	27	15.91	425	1.34%	1.67%	21.40%
	2009	40	13.11	520	0.00%	1.67%	31.09%
JPMorgan IT Mid Cap (AnnuiChoice ™)
	2010	9	16.10	146	1.43%	1.00%	22.22%
	2009	13	13.17	171	0.00%	1.00%	31.71%
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)
	2010	1	21.36	28	4.14%	1.00%	8.65%
	2009	2	19.66	31	8.29%	1.00%	28.91%
	2008	2	15.25	30	11.20%	1.00%	(15.83)%
	2007	13	18.12	241	7.71%	1.00%	5.46%
	2006	13	17.18	230	9.74%	1.00%	9.70%
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3 ™)
	2010	*—	21.16	10	4.09%	1.55%	8.05%
	2009	*—	19.59	9	7.96%	1.55%	28.19%
	2008	2	15.28	36	8.87%	1.55%	(16.30)%
	2007	3	18.25	58	7.85%	1.55%	4.87%
	2006	5	17.41	84	9.28%	1.55%	9.10%
Van Kampen UIF Emerging Markets Debt (IQ3 ™)
	2010	*—	20.59	2	3.71%	1.45%	8.16%
	2009	1	19.04	13	7.88%	1.45%	28.32%
	2008	1	14.84	14	10.44%	1.45%	(16.21)%
	2007	2	17.71	42	8.49%	1.45%	4.98%
	2006	6	16.87	105	8.36%	1.45%	9.21%
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)
	2010	2	21.97	45	2.23%	1.00%	28.66%
	2009	3	17.08	44	3.37%	1.00%	27.07%
	2008	3	13.44	44	10.18%	1.00%	(38.52)%
	2007	11	21.86	236	2.82%	1.00%	(17.90)%
	2006	40	26.63	1,078	1.44%	1.00%	36.67%
Van Kampen UIF U.S. Real Estate (GrandMaster flex3 ™)
	2010	7	20.86	144	2.21%	1.55%	27.95%
	2009	9	16.30	141	3.23%	1.55%	26.36%
	2008	11	12.90	138	8.82%	1.55%	(38.86)%
	2007	19	21.10	403	2.20%	1.55%	(18.36)%
	2006	39	25.85	1,019	1.39%	1.55%	35.92%
Van Kampen UIF U.S. Real Estate (IQ3 ™)
	2010	5	21.02	97	2.13%	1.45%	28.08%
	2009	5	16.41	77	3.24%	1.45%	26.49%
	2008	5	12.98	61	10.24%	1.45%	(38.80)%
	2007	8	21.20	165	2.11%	1.45%	(18.28)%
	2006	10	25.95	263	1.36%	1.45%	36.05%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 1 (continued):
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)
	2010	1	$9.31	$9	2.12%	1.15%	28.47%
	2009	1	7.25	7	3.29%	1.15%	26.88%
	2008	1	5.71	6	7.72%	1.15%	(38.61)%
	2007	7	9.30	65	3.99%	1.15%	(18.03)%
	2006	11	11.35	120	0.00%	1.15%	13.50%
Non-Affiliated Class 2
Franklin Foreign Securities (IQ Annuity ™)
	2010	18	18.55	335	1.85%	1.45%	6.84%
	2009	17	17.36	301	3.82%	1.45%	35.06%
	2008	23	12.86	295	3.28%	1.45%	(41.25)%
	2007	24	21.88	529	2.14%	1.45%	13.78%
	2006	19	19.23	358	1.41%	1.45%	19.69%
Franklin Growth and Income Securities (Advantedge ™)
	2010	6	9.56	61	3.81%	1.60%	14.81%
	2009	5	8.33	43	4.78%	1.60%	24.53%
	2008	3	6.69	23	4.38%	1.60%	(33.11)%
Franklin Growth and Income Securities (AnnuiChoice ™)
	2010	78	13.70	1,066	2.34%	1.00%	15.51%
	2009	39	11.86	457	4.72%	1.00%	25.29%
	2008	46	9.46	438	3.88%	1.00%	(35.79)%
	2007	56	14.74	828	3.92%	1.00%	(4.67)%
	2006	7	15.46	114	2.39%	1.00%	15.59%
Franklin Growth and Income Securities (AnnuiChoice II ™)
	2010	8	9.55	75	3.50%	1.15%	15.34%
	2009	7	8.28	56	5.08%	1.15%	25.10%
	2008	4	6.62	26	3.86%	1.15%	(35.89)%
	2007	4	10.33	38	3.85%	1.15%	(4.82)%
Franklin Growth and Income Securities (GrandMaster flex3 ™)
	2010	37	13.10	487	4.14%	1.55%	14.87%
	2009	25	11.40	285	4.85%	1.55%	24.59%
	2008	29	9.15	264	4.09%	1.55%	(36.15)%
	2007	38	14.34	538	3.58%	1.55%	(5.21)%
	2006	13	15.12	194	2.42%	1.55%	14.95%
Franklin Growth and Income Securities (Grandmaster ™)
	2010	72	13.31	958	3.52%	1.35%	15.11%
	2009	61	11.57	705	4.31%	1.35%	24.85%
	2008	81	9.26	750	3.76%	1.35%	(36.02)%
	2007	114	14.48	1,645	3.82%	1.35%	(5.01)%
	2006	25	15.24	388	2.62%	1.35%	15.18%
Franklin Growth and Income Securities (IQ Annuity ™)
	2010	65	13.21	858	3.62%	1.45%	14.99%
	2009	76	11.48	869	4.80%	1.45%	24.72%
	2008	88	9.21	814	3.78%	1.45%	(36.09)%
	2007	113	14.41	1,622	3.74%	1.45%	(5.11)%
	2006	30	15.18	460	2.64%	1.45%	15.07%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Franklin Growth and Income Securities (Pinnacle Plus ™)
	2010	75	$12.44	$939	3.66%	1.67%	14.73%
	2009	83	10.84	899	4.81%	1.67%	24.44%
	2008	96	8.71	837	3.85%	1.67%	(36.23)%
	2007	147	13.66	2,002	3.81%	1.67%	(5.32)%
	2006	35	14.43	508	2.64%	1.67%	14.81%
Franklin Income Securities (Advantedge ™)
	2010	11	10.66	120	6.69%	1.60%	10.87%
	2009	11	9.62	102	6.73%	1.60%	33.43%
	2008	4	7.21	27	9.40%	1.60%	(27.92)%
Franklin Income Securities (AnnuiChoice ™)
	2010	18	18.00	326	6.56%	1.00%	11.55%
	2009	28	16.14	453	8.03%	1.00%	34.24%
	2008	31	12.02	376	6.41%	1.00%	(30.36)%
	2007	34	17.27	595	3.76%	1.00%	2.71%
	2006	32	16.81	532	3.76%	1.00%	17.06%
Franklin Income Securities (AnnuiChoice II ™)
	2010	29	11.33	326	7.00%	1.15%	11.38%
	2009	21	10.17	218	7.68%	1.15%	34.04%
	2008	17	7.59	130	7.77%	1.15%	(30.47)%
	2007	12	10.91	133	3.61%	1.15%	2.56%
Franklin Income Securities (GrandMaster flex3 ™)
	2010	121	17.22	2,084	6.58%	1.55%	10.93%
	2009	141	15.52	2,183	7.87%	1.55%	33.50%
	2008	174	11.63	2,021	6.10%	1.55%	(30.75)%
	2007	198	16.79	3,321	3.52%	1.55%	2.14%
	2006	159	16.44	2,608	3.61%	1.55%	16.41%
Franklin Income Securities (Grandmaster ™)
	2010	86	17.50	1,497	6.64%	1.35%	11.15%
	2009	111	15.75	1,744	7.23%	1.35%	33.77%
	2008	163	11.77	1,917	6.28%	1.35%	(30.61)%
	2007	204	16.96	3,455	3.84%	1.35%	2.35%
	2006	163	16.57	2,699	4.02%	1.35%	16.65%
Franklin Income Securities (IQ Annuity ™)
	2010	71	17.36	1,227	6.74%	1.45%	11.04%
	2009	77	15.63	1,207	8.12%	1.45%	33.63%
	2008	92	11.70	1,073	6.46%	1.45%	(30.68)%
	2007	130	16.88	2,194	3.37%	1.45%	2.25%
	2006	99	16.51	1,640	3.24%	1.45%	16.53%
Franklin Income Securities (Pinnacle Plus ™)
	2010	101	15.17	1,529	6.70%	1.67%	10.79%
	2009	122	13.69	1,670	7.91%	1.67%	33.33%
	2008	151	10.27	1,555	6.28%	1.67%	(30.83)%
	2007	185	14.84	2,743	3.61%	1.67%	2.02%
	2006	144	14.55	2,094	3.74%	1.67%	16.27%
Franklin Income Securities (Pinnacle Plus Reduced M&E ™) (Nov 10, 2010)
	2010	1	10.28	12	0.00%	1.15%	2.78%
Franklin Large Cap Growth Securities (Advantedge ™)
	2010	8	9.73	77	0.79%	1.60%	9.81%
	2009	7	8.86	63	0.70%	1.60%	27.66%
	2008	1	6.94	10	0.00%	1.60%	(30.56)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Franklin Large Cap Growth Securities (AnnuiChoice ™)
	2010	4	$13.63	$54	0.76%	1.00%	10.47%
	2009	7	12.33	87	1.15%	1.00%	28.44%
	2008	4	9.60	35	3.42%	1.00%	(35.18)%
	2007	4	14.82	61	0.63%	1.00%	5.16%
	2006	4	14.09	59	0.61%	1.00%	9.79%
Franklin Large Cap Growth Securities (GrandMaster flex3 ™)
	2010	4	13.03	53	1.06%	1.55%	9.86%
	2009	6	11.86	67	1.33%	1.55%	27.72%
	2008	9	9.29	88	3.93%	1.55%	(35.55)%
	2007	20	14.41	290	0.71%	1.55%	4.58%
	2006	20	13.78	278	0.71%	1.55%	9.18%
Franklin Large Cap Growth Securities (Grandmaster ™)
	2010	5	13.25	63	0.82%	1.35%	10.08%
	2009	5	12.03	59	1.36%	1.35%	27.98%
	2008	5	9.40	52	3.64%	1.35%	(35.42)%
	2007	19	14.56	277	0.72%	1.35%	4.79%
	2006	11	13.89	153	0.77%	1.35%	9.40%
Franklin Large Cap Growth Securities (IQ Annuity ™)
	2010	17	13.14	221	0.81%	1.45%	9.97%
	2009	19	11.95	226	1.34%	1.45%	27.85%
	2008	22	9.34	202	3.57%	1.45%	(35.48)%
	2007	29	14.48	426	0.68%	1.45%	4.68%
	2006	22	13.84	300	0.87%	1.45%	9.29%
Franklin Large Cap Growth Securities (Pinnacle Plus ™)
	2010	23	11.79	267	0.73%	1.67%	9.73%
	2009	21	10.74	228	1.34%	1.67%	27.57%
	2008	21	8.42	178	3.55%	1.67%	(35.63)%
	2007	35	13.08	458	0.65%	1.67%	4.45%
	2006	27	12.52	336	0.78%	1.67%	9.05%
Franklin Large Cap Growth Securities (AnnuiChoice II ™)
	2010	10	10.40	107	0.82%	1.15%	10.31%
	2009	10	9.43	90	1.35%	1.15%	28.24%
	2008	9	7.35	68	3.52%	1.15%	(35.28)%
	2007	9	11.36	99	0.94%	1.15%	5.00%
	2006	*—	10.82	8	0.00%	1.15%	8.16%
Franklin Mutual Shares Securities (AnnuiChoice ™)
	2010	37	15.29	568	1.72%	1.00%	10.08%
	2009	30	13.89	423	1.94%	1.00%	24.79%
	2008	42	11.13	468	4.07%	1.00%	(37.74)%
	2007	64	17.88	1,142	1.91%	1.00%	2.44%
	2006	49	17.45	853	1.97%	1.00%	17.20%
Franklin Mutual Shares Securities (Advantedge ™)
	2010	100	9.01	899	1.68%	1.60%	9.42%
	2009	58	8.24	475	2.27%	1.60%	24.03%
	2008	17	6.64	111	7.31%	1.60%	(33.60)%
Franklin Mutual Shares Securities (AnnuiChoice II ™)
	2010	16	9.41	151	1.53%	1.15%	9.92%
	2009	14	8.56	119	1.99%	1.15%	24.60%
	2008	13	6.87	87	3.77%	1.15%	(37.83)%
	2007	23	11.05	257	1.75%	1.15%	2.28%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Franklin Mutual Shares Securities (GrandMaster flex3 ™)
	2010	83	$14.62	$1,214	1.58%	1.55%	9.47%
	2009	91	13.36	1,216	1.86%	1.55%	24.10%
	2008	113	10.76	1,212	3.93%	1.55%	(38.09)%
	2007	123	17.39	2,146	2.01%	1.55%	1.87%
	2006	86	17.07	1,460	1.99%	1.55%	16.55%
Franklin Mutual Shares Securities (IQ Annuity ™)
	2010	24	14.74	353	1.51%	1.45%	9.58%
	2009	25	13.45	336	2.04%	1.45%	24.22%
	2008	25	10.83	266	3.18%	1.45%	(38.02)%
	2007	52	17.47	904	1.94%	1.45%	1.97%
	2006	36	17.14	618	1.74%	1.45%	16.67%
Franklin Mutual Shares Securities (Pinnacle Plus ™)
	2010	79	13.32	1,048	1.50%	1.67%	9.34%
	2009	94	12.19	1,145	1.92%	1.67%	23.95%
	2008	104	9.83	1,019	3.81%	1.67%	(38.16)%
	2007	128	15.90	2,031	2.17%	1.67%	1.74%
	2006	93	15.63	1,447	2.20%	1.67%	16.41%
Franklin Mutual Shares Securities Standard (IQ Advisor ™)
	2010	1	12.77	12	1.59%	0.60%	10.53%
	2009	1	11.55	11	1.95%	0.60%	25.29%
	2008	1	9.22	8	3.89%	0.60%	(37.49)%
	2007	1	14.75	13	2.05%	0.60%	2.86%
	2006	*—	14.34	13	2.08%	0.60%	17.67%
Franklin Mutual Shares Securities(Grandmaster ™)
	2010	81	14.86	1,203	1.49%	1.35%	9.70%
	2009	118	13.55	1,598	1.85%	1.35%	24.35%
	2008	151	10.90	1,649	3.92%	1.35%	(37.96)%
	2007	180	17.56	3,166	1.72%	1.35%	2.08%
	2006	76	17.21	1,306	2.13%	1.35%	16.79%
Franklin Small Cap Value Securities (Advantedge ™)
	2010	11	11.04	118	0.75%	1.60%	26.17%
	2009	10	8.75	89	1.27%	1.60%	27.09%
Franklin Small Cap Value Securities (AnnuiChoice II ™)
	2010	1	9.53	7	0.83%	1.15%	26.75%
	2009	*—	7.52	1	0.00%	1.15%	27.67%
Franklin Small Cap Value Securities (AnnuiChoice ™)
	2010	13	9.58	129	0.78%	1.00%	26.94%
	2009	17	7.55	126	1.78%	1.00%	27.87%
	2008	12	5.90	70	1.82%	1.00%	(33.69)%
	2007	*—	8.90	1	0.00%	1.00%	(10.96)%
Franklin Small Cap Value Securities (Grandmaster ™)
	2010	127	9.46	1,200	0.77%	1.35%	26.49%
	2009	118	7.48	882	1.60%	1.35%	27.41%
	2008	127	5.87	747	2.04%	1.35%	(33.92)%
Franklin Small Cap Value Securities (GrandmasterFlex3 ™)
	2010	8	9.39	78	0.78%	1.55%	26.24%
	2009	8	7.44	60	1.63%	1.55%	27.16%
	2008	7	5.85	44	1.43%	1.55%	(34.06)%
	2007	6	8.87	55	1.45%	1.55%	(11.30)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Franklin Small Cap Value Securities (IQ3 ™)
	2010	10	$9.42	$91	0.69%	1.45%	26.37%
	2009	6	7.46	42	1.61%	1.45%	27.28%
	2008	1	5.86	7	1.83%	1.45%	(33.99)%
	2007	1	8.88	10	1.18%	1.45%	(11.24)%
Franklin Small Cap Value Securities (Pinnacle Plus ™)
	2010	110	9.35	1,031	1.00%	1.67%	26.08%
	2009	35	7.41	260	1.45%	1.67%	27.00%
	2008	63	5.84	365	1.94%	1.67%	(34.14)%
	2007	2	8.86	14	0.00%	1.67%	(11.37)%
Templeton Foreign Securities Fund (Advantedge ™)
	2010	27	9.34	248	1.85%	1.60%	6.67%
	2009	9	8.76	78	2.71%	1.60%	34.85%
	2008	5	6.49	33	0.00%	1.60%	(35.07)%
Templeton Foreign Securities Fund (GrandMaster flex3 ™)
	2010	19	18.40	356	1.94%	1.55%	6.73%
	2009	24	17.24	406	3.48%	1.55%	34.92%
	2008	30	12.78	388	3.32%	1.55%	(41.31)%
	2007	34	21.77	749	2.03%	1.55%	13.66%
	2006	27	19.16	525	1.19%	1.55%	19.57%
Templeton Foreign Securities Fund (Grandmaster ™)
	2010	18	18.70	328	1.34%	1.35%	6.95%
	2009	25	17.49	430	2.25%	1.35%	35.19%
	2008	13	12.94	166	3.54%	1.35%	(41.19)%
	2007	13	21.99	292	1.69%	1.35%	13.89%
	2006	13	19.31	247	0.89%	1.35%	19.81%
Templeton Foreign Securities Fund (Pinnacle Plus ™)
	2010	37	16.95	632	1.63%	1.67%	6.60%
	2009	60	15.90	958	2.88%	1.67%	34.76%
	2008	42	11.80	490	3.29%	1.67%	(41.38)%
	2007	51	20.12	1,032	2.08%	1.67%	13.52%
	2006	33	17.73	585	1.23%	1.67%	19.42%
Templeton Foreign Securities Fund (AnnuiChoice ™)
	2010	5	19.24	96	1.67%	1.00%	7.32%
	2009	8	17.93	145	3.05%	1.00%	35.67%
	2008	10	13.21	132	2.81%	1.00%	(40.98)%
	2007	6	22.38	134	1.93%	1.00%	14.30%
	2006	4	19.58	87	1.11%	1.00%	20.24%
Templeton Foreign Securities Fund (AnnuiChoice II ™)
	2010	13	10.70	136	2.02%	1.15%	7.16%
	2009	8	9.99	80	2.26%	1.15%	35.47%
	2008	3	7.37	22	3.82%	1.15%	(41.07)%
	2007	2	12.51	21	1.58%	1.15%	14.12%
	2006	*—	10.96	2	0.00%	1.15%	9.64%
Templeton Growth Securities (Advantedge ™)
	2010	8	8.61	73	1.43%	1.60%	5.68%
	2009	6	8.15	51	2.90%	1.60%	29.01%
	2008	4	6.31	27	3.29%	1.60%	(36.86)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Templeton Growth Securities (AnnuiChoice ™)
	2010	6	$14.97	$92	1.56%	1.00%	6.32%
	2009	2	14.08	31	3.39%	1.00%	29.79%
	2008	5	10.85	55	2.12%	1.00%	(42.90)%
	2007	6	19.00	119	1.92%	1.00%	1.32%
	2006	4	18.75	80	1.12%	1.00%	20.59%
Templeton Growth Securities (AnnuiChoice II ™)
	2010	5	8.74	40	1.37%	1.15%	6.16%
	2009	3	8.24	29	2.93%	1.15%	29.60%
	2008	4	6.36	26	2.04%	1.15%	(42.99)%
	2007	3	11.15	39	1.56%	1.15%	1.16%
Templeton Growth Securities (GrandMaster flex3 ™)
	2010	58	14.32	824	1.36%	1.55%	5.73%
	2009	66	13.54	899	3.14%	1.55%	29.07%
	2008	77	10.49	803	2.11%	1.55%	(43.22)%
	2007	84	18.48	1,560	1.61%	1.55%	0.75%
	2006	57	18.34	1,048	1.21%	1.55%	19.93%
Templeton Growth Securities (Grandmaster ™)
	2010	22	14.55	318	0.94%	1.35%	5.95%
	2009	23	13.73	322	3.09%	1.35%	29.33%
	2008	23	10.62	246	2.12%	1.35%	(43.10)%
	2007	22	18.66	415	1.79%	1.35%	0.96%
	2006	63	18.49	1,165	1.58%	1.35%	20.17%
Templeton Growth Securities (IQ Annuity ™)
	2010	57	14.43	826	1.37%	1.45%	5.84%
	2009	58	13.64	785	3.14%	1.45%	29.20%
	2008	63	10.55	665	1.53%	1.45%	(43.16)%
	2007	48	18.57	885	1.44%	1.45%	0.86%
	2006	86	18.41	1,584	0.85%	1.45%	20.05%
Templeton Growth Securities (Pinnacle Plus ™)
	2010	38	13.12	500	1.16%	1.67%	5.60%
	2009	65	12.42	808	2.64%	1.67%	28.92%
	2008	43	9.64	413	2.08%	1.67%	(43.29)%
	2007	62	16.99	1,056	1.65%	1.67%	0.63%
	2006	62	16.88	1,048	1.21%	1.67%	19.78%
Templeton Growth Securities Standard (IQ Advisor ™)
	2010	*—	12.00	5	1.37%	0.60%	6.75%
	2009	*—	11.24	5	3.15%	0.60%	30.32%
	2008	*—	8.62	4	2.06%	0.60%	(42.67)%
	2007	*—	15.04	7	1.65%	0.60%	1.73%
	2006	*—	14.78	7	1.32%	0.60%	21.08%
Invesco Van Kampen VI Comstock (AnnuiChoice ™)
	2010	2	15.28	26	0.12%	1.00%	14.54%
	2009	2	13.34	25	4.80%	1.00%	27.12%
	2008	8	10.49	88	2.71%	1.00%	(36.45)%
	2007	7	16.51	111	1.67%	1.00%	(3.31)%
	2006	7	17.07	115	3.20%	1.00%	14.89%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Comstock (GrandMaster flex3 ™)
	2010	8	$14.61	$113	0.15%	1.55%	13.91%
	2009	11	12.83	142	4.10%	1.55%	26.42%
	2008	17	10.15	175	2.85%	1.55%	(36.80)%
	2007	17	16.06	276	1.73%	1.55%	(3.85)%
	2006	19	16.70	319	2.55%	1.55%	14.25%
Invesco Van Kampen VI Comstock (Grandmaster ™)
	2010	6	14.85	82	0.13%	1.35%	14.14%
	2009	6	13.01	72	4.34%	1.35%	26.68%
	2008	6	10.27	65	2.69%	1.35%	(36.67)%
	2007	7	16.22	112	1.76%	1.35%	(3.65)%
	2006	11	16.83	184	3.63%	1.35%	14.48%
Invesco Van Kampen VI Comstock (IQ Annuity ™)
	2010	2	14.73	23	0.13%	1.45%	14.02%
	2009	2	12.92	22	4.23%	1.45%	26.55%
	2008	5	10.21	47	3.32%	1.45%	(36.74)%
	2007	9	16.14	138	1.61%	1.45%	(3.75)%
	2006	9	16.77	146	2.92%	1.45%	14.37%
Invesco Van Kampen VI Comstock (Pinnacle Plus ™)
	2010	61	13.26	809	0.03%	1.67%	13.77%
	2009	14	11.65	162	4.22%	1.67%	26.26%
	2008	18	9.23	166	3.08%	1.67%	(36.88)%
	2007	21	14.62	314	1.64%	1.67%	(3.97)%
	2006	22	15.22	342	2.46%	1.67%	14.11%
Invesco Van Kampen VI Comstock (AnnuiChoice II ™)
	2010	1	9.62	9	0.13%	1.15%	14.37%
	2009	1	8.41	9	2.89%	1.15%	26.93%
Invesco Van Kampen VI Capital Growth (GrandMaster flex3 ™)
	2010	*—	14.86	5	0.00%	1.55%	17.71%
	2009	*—	12.62	4	0.00%	1.55%	63.08%
	2008	1	7.74	6	0.19%	1.55%	(49.91)%
	2007	1	15.45	11	0.00%	1.55%	14.83%
	2006	2	13.45	23	0.00%	1.55%	1.04%
Invesco Van Kampen VI Capital Growth (AnnuiChoice ™)
	2010	*—	15.53	6	0.00%	1.00%	18.37%
	2009	*—	13.12	5	0.00%	1.00%	63.99%
	2008	*—	8.00	*—	0.23%	1.00%	(49.63)%
	2007	1	15.88	9	0.00%	1.00%	15.47%
Invesco Van Kampen VI Capital Growth (Grandmaster ™)
	2010	5	15.10	76	0.00%	1.35%	17.95%
	2009	13	12.80	169	0.00%	1.35%	63.41%
	2008	*—	7.83	*—	0.29%	1.35%	(49.80)%
	2007	*—	15.60	*—	0.00%	1.35%	15.06%
	2006	*—	13.56	6	0.00%	1.35%	1.24%
Invesco Van Kampen VI Capital Growth (Pinnacle Plus ™)
	2010	58	13.05	761	0.00%	1.67%	17.57%
	2009	47	11.10	517	0.00%	1.67%	62.88%
	2008	11	6.81	75	0.18%	1.67%	(49.97)%
	2007	23	13.62	310	0.00%	1.67%	14.69%
	2006	7	11.87	87	0.00%	1.67%	0.92%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Capital Growth (Advantedge ™)
	2010	1	$10.73	$16	0.00%	1.60%	17.66%
	2009	1	9.12	10	0.00%	1.60%	63.00%
Invesco Van Kampen VI Capital Growth (AnnuiChoice II ™)
	2010	1	12.10	11	0.00%	1.15%	18.19%
	2009	*—	10.24	5	0.00%	1.15%	63.74%
Invesco Van Kampen VI Mid Cap (Advantedge ™)
	2010	16	10.02	159	0.83%	1.60%	20.23%
	2009	18	8.34	150	0.62%	1.60%	36.94%
	2008	2	6.09	10	0.00%	1.60%	(39.11)%
Invesco Van Kampen VI Mid Cap (Grandmaster ™)
	2010	12	10.09	116	1.07%	1.35%	20.53%
	2009	9	8.37	74	2.45%	1.35%	37.28%
	2008	1	6.10	5	73.72%	1.35%	(39.01)%
Invesco Van Kampen VI Mid Cap (Pinnacle Plus ™)
	2010	71	10.01	712	1.24%	1.67%	20.14%
	2009	2	8.33	20	0.00%	1.67%	36.84%
	2008	16	6.09	97	11.02%	1.67%	(39.14)%
Invesco Van Kampen VI Mid Cap (IQ Annuity ™)
	2010	1	10.07	10	0.26%	1.45%	20.41%
	2009	*—	8.36	1	0.00%	1.45%	37.14%
Invesco Van Kampen VI Mid Cap (AnnuiChoice II ™)
	2010	2	10.15	20	0.82%	1.15%	20.78%
	2009	2	8.40	17	0.23%	1.15%	37.56%
Van Kampen UIF Emerging Markets Debt (Advantedge ™)
	2010	13	11.61	148	4.33%	1.60%	7.99%
	2009	6	10.75	62	5.92%	1.60%	28.03%
	2008	3	8.40	24	15.29%	1.60%	(16.05)%
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)
	2010	18	12.01	211	4.19%	1.00%	8.65%
	2009	11	11.06	116	4.67%	1.00%	28.81%
	2008	2	8.58	18	16.76%	1.00%	(15.83)%
	2007	1	10.20	10	0.00%	1.00%	2.00%
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)
	2010	4	11.95	44	3.99%	1.15%	8.48%
	2009	4	11.01	39	4.85%	1.15%	28.62%
	2008	1	8.56	8	16.91%	1.15%	(15.96)%
Van Kampen UIF Emerging Markets Debt (Grandmaster ™)
	2010	1	19.97	23	3.93%	1.35%	8.26%
	2009	1	18.44	26	7.52%	1.35%	28.36%
	2008	1	14.37	18	9.41%	1.35%	(16.13)%
	2007	1	17.13	23	7.86%	1.35%	4.95%
	2006	5	16.32	77	10.33%	1.35%	9.31%
Van Kampen UIF Emerging Markets Debt (GrandmasterFlex3 ™)
	2010	10	11.77	112	4.08%	1.55%	8.04%
	2009	9	10.89	99	7.50%	1.55%	28.10%
	2008	11	8.50	95	8.61%	1.55%	(16.30)%
	2007	20	10.16	199	1.40%	1.55%	1.61%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Van Kampen UIF Emerging Markets Debt (IQ3 ™)
	2010	6	$19.81	$111	4.07%	1.45%	8.15%
	2009	6	18.31	103	7.89%	1.45%	28.23%
	2008	9	14.28	125	8.94%	1.45%	(16.22)%
	2007	13	17.05	230	0.00%	1.45%	4.84%
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus ™)
	2010	17	17.18	285	4.13%	1.67%	7.91%
	2009	17	15.92	277	8.43%	1.67%	27.94%
	2008	18	12.44	218	9.17%	1.67%	(16.40)%
	2007	22	14.88	326	7.75%	1.67%	4.61%
	2006	22	14.23	314	10.06%	1.67%	8.96%
Van Kampen UIF Emerging Markets Equity (Advantedge ™)
	2010	34	9.13	310	0.61%	1.60%	17.05%
	2009	23	7.80	180	0.00%	1.60%	67.40%
	2008	10	4.66	47	7.51%	1.60%	(53.42)%
Van Kampen UIF Emerging Markets Equity (AnnuiChoice ™)
	2010	10	37.34	359	0.54%	1.00%	17.76%
	2009	18	31.71	567	0.00%	1.00%	68.42%
	2008	10	18.83	181	7.62%	1.00%	(57.18)%
	2007	22	43.96	966	0.88%	1.00%	39.05%
	2006	19	31.62	590	0.27%	1.00%	35.80%
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3 ™)
	2010	16	35.72	571	0.58%	1.55%	17.11%
	2009	26	30.50	782	0.00%	1.55%	67.48%
	2008	28	18.21	502	7.56%	1.55%	(57.42)%
	2007	34	42.76	1,433	0.72%	1.55%	38.27%
	2006	16	30.93	507	0.80%	1.55%	35.05%
Van Kampen UIF Emerging Markets Equity (Grandmaster ™)
	2010	29	36.30	1,070	0.56%	1.35%	17.34%
	2009	38	30.93	1,176	0.00%	1.35%	67.82%
	2008	31	18.43	570	9.30%	1.35%	(57.33)%
	2007	18	43.20	760	0.65%	1.35%	38.56%
	2006	15	31.18	465	0.74%	1.35%	35.32%
Van Kampen UIF Emerging Markets Equity (IQ Annuity ™)
	2010	13	36.01	474	0.59%	1.45%	17.22%
	2009	12	30.72	381	0.00%	1.45%	67.65%
	2008	13	18.32	234	6.83%	1.45%	(57.37)%
	2007	10	42.98	439	0.66%	1.45%	38.41%
	2006	4	31.05	113	1.22%	1.45%	35.19%
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus ™)
	2010	40	31.07	1,238	0.52%	1.67%	16.96%
	2009	55	26.56	1,460	0.00%	1.67%	67.28%
	2008	31	15.88	485	7.88%	1.67%	(57.47)%
	2007	35	37.33	1,308	0.82%	1.67%	38.10%
	2006	24	27.03	657	0.72%	1.67%	34.89%
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II ™)
	2010	7	14.07	100	0.58%	1.15%	17.58%
	2009	8	11.97	90	0.00%	1.15%	68.16%
	2008	5	7.12	36	8.01%	1.15%	(57.24)%
	2007	20	16.65	329	0.78%	1.15%	38.84%
	2006	6	11.99	72	0.00%	1.15%	19.89%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Van Kampen UIF U.S. Real Estate (Advantedge ™)
	2010	9	$9.91	$85	1.70%	1.60%	27.46%
	2009	4	7.77	34	2.37%	1.60%	26.44%
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)
	2010	18	7.72	139	1.77%	1.00%	28.23%
	2009	2	6.02	14	0.63%	1.00%	27.21%
	2008	26	4.73	122	8.13%	1.00%	(38.68)%
	2007	1	7.72	6	5.60%	1.00%	(22.80)%
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)
	2010	20	7.68	151	1.91%	1.15%	28.04%
	2009	7	6.00	43	2.85%	1.15%	27.02%
	2008	7	4.72	31	9.81%	1.15%	(38.77)%
	2007	9	7.71	70	2.22%	1.15%	(22.88)%
Van Kampen UIF U.S. Real Estate (Grandmaster ™)
	2010	16	22.71	368	2.00%	1.35%	27.78%
	2009	13	17.78	237	2.16%	1.35%	26.76%
	2008	25	14.02	344	10.97%	1.35%	(38.90)%
	2007	15	22.95	339	2.01%	1.35%	(18.40)%
	2006	24	28.12	661	1.27%	1.35%	35.82%
Van Kampen UIF U.S. Real Estate (GrandmasterFlex3 ™)
	2010	11	7.57	83	2.00%	1.55%	27.52%
	2009	12	5.93	72	3.07%	1.55%	26.50%
	2008	13	4.69	59	8.90%	1.55%	(39.02)%
	2007	12	7.69	93	2.52%	1.55%	(23.09)%
Van Kampen UIF U.S. Real Estate (IQ3 ™)
	2010	7	22.53	150	2.00%	1.45%	27.65%
	2009	7	17.65	121	2.54%	1.45%	26.63%
	2008	7	13.94	99	7.19%	1.45%	(38.96)%
	2007	5	22.83	116	1.01%	1.45%	(18.48)%
Van Kampen UIF U.S. Real Estate (Pinnacle Plus ™)
	2010	75	19.09	1,434	2.31%	1.67%	27.37%
	2009	40	14.99	601	2.72%	1.67%	26.35%
	2008	55	11.86	655	9.08%	1.67%	(39.09)%
	2007	44	19.48	856	1.93%	1.67%	(18.66)%
	2006	45	23.95	1,075	1.27%	1.67%	35.38%
Non-Affiliated Class B:
Columbia VIT Mid Cap (Advantedge ™) (Feb 26, 2010)
	2010	*—	15.65	7	0.92%	1.60%	21.00%
Columbia VIT Mid Cap (Grandmaster ™)
	2010	3	15.72	44	1.03%	1.35%	21.31%
	2009	3	12.95	37	0.00%	1.35%	29.55%
Columbia VIT Mid Cap (Grandmaster flex3 ™) (Dec 28, 2010)
	2010	1	15.66	9	0.00%	1.55%	21.06%
Columbia VIT Mid Cap (Pinnacle Plus ™)
	2010	8	15.63	121	0.66%	1.67%	20.91%
	2009	*—	12.93	2	0.00%	1.67%	29.27%
Columbia VIT Small Cap (Grandmaster ™)
	2010	3	15.62	51	1.10%	1.35%	24.76%
	2009	2	12.52	28	0.00%	1.35%	25.18%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class B (continued):
Columbia VIT Small Cap (Advantedge ™)
	2010	4	$15.55	$66	0.66%	1.60%	24.44%
	2009	1	12.50	13	0.00%	1.60%	24.97%
Columbia VIT Small Cap (AnniChoice II ™) (Aug 6, 2010)
	2010	*—	15.67	3	0.00%	1.15%	25.01%
Columbia VIT Small Cap (Pinnacle Plus ™)
	2010	13	15.53	197	0.58%	1.67%	24.36%
	2009	*—	12.49	2	0.00%	1.67%	24.91%
DWS Small Cap Index VIP (AnnuiChoice ™)
	2010	5	15.20	74	0.77%	1.00%	24.85%
	2009	8	12.17	102	1.67%	1.00%	25.01%
	2008	10	9.74	98	2.57%	1.00%	(34.99)%
	2007	9	14.98	138	1.02%	1.00%	(3.14)%
	2006	8	15.46	131	0.60%	1.00%	16.02%
DWS Small Cap Index VIP (AnnuiChoice II ™)
	2010	2	10.65	18	0.67%	1.15%	24.66%
	2009	2	8.54	19	1.67%	1.15%	24.82%
	2008	2	6.84	15	2.01%	1.15%	(35.08)%
	2007	1	10.54	12	1.03%	1.15%	(3.29)%
DWS Small Cap Index VIP (GrandMaster flex3 ™)
	2010	6	15.61	92	0.65%	1.55%	24.16%
	2009	7	12.58	93	1.70%	1.55%	24.31%
	2008	11	10.12	115	2.63%	1.55%	(35.35)%
	2007	12	15.65	191	1.00%	1.55%	(3.68)%
	2006	18	16.24	287	0.54%	1.55%	15.38%
DWS Small Cap Index VIP (Grandmaster ™)

	2010	1	13.30	18	0.60%	1.35%	24.41%
	2009	2	10.69	18	1.35%	1.35%	24.57%
	2008	2	8.58	16	1.95%	1.35%	(35.22)%
	2007	1	13.25	17	0.43%	1.35%	(3.49)%
	2006	2	13.73	25	0.09%	1.35%	15.61%
DWS Small Cap Index VIP (IQ3 ™)
	2010	7	14.49	103	0.64%	1.45%	24.28%
	2009	7	11.66	77	1.55%	1.45%	24.44%
	2008	7	9.37	62	2.61%	1.45%	(35.28)%
	2007	7	14.48	103	0.98%	1.45%	(3.59)%
	2006	9	15.01	133	0.45%	1.45%	15.50%
DWS Small Cap Index VIP (Pinnacle Plus ™)
	2010	22	15.05	334	0.64%	1.67%	24.00%
	2009	24	12.13	294	1.68%	1.67%	24.16%
	2008	29	9.77	281	2.65%	1.67%	(35.43)%
	2007	35	15.13	534	1.05%	1.67%	(3.80)%
	2006	34	15.73	527	0.60%	1.67%	15.24%
DWS Small Cap Index VIP (Advantedge ™)
	2010	*—	11.01	2	0.88%	1.60%	24.09%
	2009	1	8.87	6	1.42%	1.60%	24.25%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Advisor Class:
Pimco VIT All Asset (Advantedge ™)
	2010	27	$11.00	$296	7.09%	1.60%	11.20%
	2009	17	9.89	170	27.73%	1.60%	19.49%
Pimco VIT All Asset (AnnuiChoice ™)
	2010	6	11.10	64	6.24%	1.00%	11.88%
	2009	7	9.92	65	6.91%	1.00%	20.21%
	2008	6	8.25	53	8.05%	1.00%	(17.50)%
Pimco VIT All Asset (AnnuiChoice II ™)
	2010	29	11.14	319	6.83%	1.15%	11.71%
	2009	17	9.98	171	6.94%	1.15%	20.03%
	2008	16	8.31	136	8.55%	1.15%	(16.88)%
Pimco VIT All Asset (Grandmaster ™)
	2010	106	10.99	1,161	8.51%	1.35%	11.48%
	2009	*—	9.86	3	48.81%	1.35%	19.79%
Pimco VIT All Asset (GrandMaster flex3 ™)
	2010	14	10.93	156	8.16%	1.55%	11.25%
	2009	*—	9.83	5	79.78%	1.55%	19.55%
Pimco VIT All Asset (IQ Annuity ™)
	2010	13	10.96	146	7.23%	1.45%	11.37%
	2009	8	9.84	78	7.22%	1.45%	19.67%
	2008	3	8.22	26	11.80%	1.45%	(17.75)%
Pimco VIT All Asset (Pinnacle Plus ™)
	2010	20	10.90	214	7.10%	1.67%	11.12%
	2009	9	9.81	84	7.49%	1.67%	19.40%
	2008	21	8.21	174	8.86%	1.67%	(17.88)%
Pimco VIT Commodity Real Return Strategy (Advantedge ™)
	2010	46	8.16	379	18.54%	1.60%	22.26%
	2009	18	6.67	123	14.01%	1.60%	39.35%
	2008	9	4.79	45	8.34%	1.60%	(52.12)%
Pimco VIT Commodity Real Return Strategy (AnnuiChoice ™)
	2010	7	8.23	59	18.85%	1.00%	23.01%
	2009	4	6.69	28	12.30%	1.00%	40.20%
	2008	2	4.77	10	7.53%	1.00%	(52.26)%
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II ™)
	2010	29	8.26	243	19.17%	1.15%	22.82%
	2009	11	6.73	75	16.16%	1.15%	39.99%
	2008	5	4.81	22	11.42%	1.15%	(51.93)%
Pimco VIT Commodity Real Return Strategy (Grandmaster ™)
	2010	65	8.16	534	17.84%	1.35%	22.57%
	2009	49	6.65	326	13.59%	1.35%	39.71%
	2008	9	4.76	42	11.04%	1.35%	(52.37)%
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3 ™)
	2010	10	8.11	81	18.88%	1.55%	22.33%
	2009	8	6.63	52	15.23%	1.55%	39.42%
	2008	2	4.76	10	9.08%	1.55%	(52.44)%
Pimco VIT Commodity Real Return Strategy (IQ Annuity ™)
	2010	24	8.13	193	17.02%	1.45%	22.45%
	2009	24	6.64	161	12.66%	1.45%	39.56%
	2008	18	4.76	84	12.23%	1.45%	(52.41)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Advisor Class (continued):
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus ™)
	2010	63	$8.09	$513	18.92%	1.67%	22.18%
	2009	19	6.62	125	9.87%	1.67%	39.25%
	2008	17	4.75	82	6.52%	1.67%	(52.48)%
Pimco VIT Low Duration (IQ Annuity ™)
	2010	10	11.21	118	2.01%	1.45%	3.66%
	2009	4	10.81	42	8.33%	1.45%	11.57%
	2008	2	9.69	15	10.23%	1.45%	(3.08)%
Pimco VIT Low Duration (Grandmaster ™)
	2010	7	11.24	84	1.88%	1.35%	3.77%
	2009	1	10.83	8	7.96%	1.35%	11.68%
Pimco VIT Low Duration (GrandMaster flex3 ™)
	2010	16	11.18	181	1.89%	1.55%	3.56%
	2009	9	10.80	101	11.51%	1.55%	11.46%
Pimco VIT Low Duration (Advantedge ™)
	2010	29	11.12	322	2.12%	1.60%	3.50%
	2009	7	10.75	80	7.62%	1.60%	11.40%
Pimco VIT Low Duration (AnnuiChoice II ™)
	2010	9	11.27	102	2.39%	1.15%	3.98%
	2009	*—	10.84	5	9.99%	1.15%	11.91%
Pimco VIT Low Duration (AnnuiChoice ™)
	2010	20	11.35	223	1.81%	1.00%	4.13%
	2009	29	10.90	313	11.35%	1.00%	12.08%
Pimco VIT Low Duration (Pinnacle Plus ™)
	2010	25	11.14	280	1.88%	1.67%	3.43%
	2009	17	10.77	186	6.49%	1.67%	11.32%
	2008	10	9.68	92	6.82%	1.67%	(3.22)%
Pimco VIT Real Return (AnnuiChoice II ™)
	2010	8	11.14	91	2.41%	1.15%	6.76%
	2009	2	10.44	23	6.91%	1.15%	16.88%
Pimco VIT Real Return (Advantedge ™)
	2010	11	11.00	123	2.53%	1.60%	6.27%
	2009	2	10.35	22	8.06%	1.60%	16.35%
	2008	1	8.89	8	3.47%	1.60%	(11.07)%
Pimco VIT Real Return (AnnuiChoice ™)
	2010	30	11.19	337	2.34%	1.00%	6.92%
	2009	11	10.47	119	18.00%	1.00%	17.06%
	2008	*—	8.94	*—	3.53%	1.00%	(10.56)%
Pimco VIT Real Return (IQ Annuity ™)
	2010	20	11.06	227	2.15%	1.45%	6.43%
	2009	21	10.39	214	10.53%	1.45%	16.53%
	2008	5	8.92	47	3.78%	1.45%	(10.83)%
Pimco VIT Real Return (Grandmaster ™)
	2010	10	11.09	109	2.23%	1.35%	6.54%
	2009	6	10.41	66	9.07%	1.35%	16.65%
	2008	2	8.92	16	3.47%	1.35%	(10.77)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Advisor Class (continued):
Pimco VIT Real Return (Grandmaster flex3 ™)
	2010	8	$11.03	$90	2.21%	1.55%	6.33%
	2009	8	10.37	82	7.32%	1.55%	16.41%
	2008	*—	8.91	*—	3.43%	1.55%	(10.89)%
Pimco VIT Real Return (Pinnacle Plus ™)
	2010	19	10.99	205	2.15%	1.67%	6.20%
	2009	10	10.35	102	6.16%	1.67%	16.27%
	2008	4	8.90	33	3.47%	1.67%	(10.97)%
Pimco VIT Total Return (Advantedge ™)
	2010	252	12.07	3,038	5.64%	1.60%	6.27%
	2009	156	11.36	1,770	7.42%	1.60%	12.10%
	2008	35	10.13	356	6.16%	1.60%	1.31%
Pimco VIT Total Return (AnnuiChoice ™)
	2010	92	12.10	1,119	4.98%	1.00%	6.92%
	2009	126	11.32	1,431	6.66%	1.00%	12.79%
	2008	20	10.04	200	6.40%	1.00%	0.36%
Pimco VIT Total Return (AnnuiChoice II ™)
	2010	76	12.23	929	5.42%	1.15%	6.76%
	2009	83	11.45	951	6.79%	1.15%	12.62%
	2008	43	10.17	440	6.09%	1.15%	1.70%
Pimco VIT Total Return (IQ Annuity ™)
	2010	80	11.96	957	5.53%	1.45%	6.44%
	2009	69	11.23	770	7.07%	1.45%	12.27%
	2008	31	10.01	309	7.16%	1.45%	0.05%
Pimco VIT Total Return (Grandmaster ™)
	2010	83	11.99	1,001	5.35%	1.35%	6.54%
	2009	70	11.25	792	6.91%	1.35%	12.39%
	2008	6	10.01	58	5.63%	1.35%	0.12%
Pimco VIT Total Return (Grandmaster flex3 ™)
	2010	53	11.92	630	5.44%	1.55%	6.33%
	2009	25	11.21	278	6.88%	1.55%	12.16%
	2008	3	10.00	28	8.03%	1.55%	(0.02)%
Pimco VIT Total Return (Pinnacle Plus ™)
	2010	55	11.89	654	6.29%	1.67%	6.20%
	2009	23	11.19	257	6.53%	1.67%	12.02%
	2008	27	9.99	268	6.79%	1.67%	(0.10)%
Non-Affiliated Investor Class:
Rydex SGI VT Multi-Hedge Strategies (Advantedge ™)
	2010	11	8.34	90	0.00%	1.60%	4.48%
	2009	11	7.98	91	1.63%	1.60%	(4.83)%
	2008	3	8.38	23	1.04%	1.60%	(16.15)%
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice ™)
	2010	12	8.36	97	0.00%	1.00%	5.12%
	2009	20	7.96	156	0.74%	1.00%	(4.25)%
	2008	50	8.31	420	1.19%	1.00%	(16.90)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Investor Class (continued):
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II ™)
	2010	7	$8.45	$58	0.00%	1.15%	4.96%
	2009	25	8.05	202	0.69%	1.15%	(4.40)%
	2008	71	8.42	595	1.16%	1.15%	(15.82)%
Rydex SGI VT Multi-Hedge Strategies (Grandmaster ™)
	2010	6	8.29	53	0.00%	1.35%	4.75%
	2009	7	7.91	52	1.77%	1.35%	(4.59)%
	2008	1	8.29	7	0.99%	1.35%	(17.09)%
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3 ™)
	2010	3	8.24	21	0.00%	1.55%	4.54%
	2009	3	7.88	20	1.46%	1.55%	(4.78)%
	2008	1	8.28	4	1.24%	1.55%	(17.21)%
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity ™)
	2010	11	8.26	92	0.00%	1.45%	4.64%
	2009	20	7.90	156	1.48%	1.45%	(4.69)%
	2008	5	8.28	41	1.51%	1.45%	(17.15)%
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus ™)
	2010	3	8.21	28	0.00%	1.67%	4.41%
	2009	4	7.87	29	1.11%	1.67%	(4.90)%
	2008	2	8.27	20	2.68%	1.67%	(17.28)%
Rydex SGI VT U.S. Long Short MomentumFund (Advantedge ™)
	2010	5	9.10	46	0.00%	1.60%	9.43%
	2009	6	8.31	46	0.10%	1.60%	25.26%
	2008	4	6.64	28	0.28%	1.60%	(33.63)%
Rydex SGI VT U.S. Long Short MomentumFund (AnnuiChoice ™)
	2010	*—	8.99	4	0.00%	1.00%	10.10%
	2009	*—	8.17	3	0.07%	1.00%	26.02%
	2008	1	6.48	6	0.38%	1.00%	(35.17)%
Rydex SGI VT U.S. Long Short MomentumFund (AnnuiChoice II ™)
	2010	3	9.22	32	0.00%	1.15%	9.93%
	2009	3	8.38	27	0.10%	1.15%	25.83%
	2008	3	6.66	20	0.32%	1.15%	(33.37)%
Rydex SGI VT U.S. Long Short MomentumFund (IQ Annuity ™)
	2010	2	8.89	13	0.00%	1.45%	9.60%
	2009	*—	8.11	*—	0.00%	1.45%	25.45%
	2008	*—	6.46	*—	0.28%	1.45%	(35.37)%
Rydex SGI VT U.S. Long Short MomentumFund (Grandmaster ™)
	2010	*—	8.91	2	0.00%	1.35%	9.71%
	2009	*—	8.12	2	0.11%	1.35%	25.58%
	2008	*—	6.47	2	0.39%	1.35%	(35.33)%
Rydex SGI VT U.S. Long Short MomentumFund (Pinnacle Plus ™)
	2010	2	8.83	17	0.00%	1.67%	9.35%
	2009	1	8.08	7	0.08%	1.67%	25.17%
	2008	*—	6.45	3	0.03%	1.67%	(35.47)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

National Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Investor Class (continued):
Rydex SGI VT Alternative Strategies Allocation (Advantedge ™)
	2010	4	$9.60	$36	0.31%	1.60%	(2.20)%
	2009	2	9.82	24	0.00%	1.60%	(0.76)%
Rydex SGI VT Alternative Strategies Allocation (Annuichoice ™)
	2010	19	9.73	186	0.32%	1.00%	(1.60)%
	2009	10	9.89	98	0.00%	1.00%	(0.15)%
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II ™)
	2010	17	9.70	164	0.37%	1.15%	(1.75)%
	2009	*—	9.87	2	0.00%	1.15%	(0.31)%
Rydex SGI VT Alternative Strategies Allocation (Garndmaster ™)
	2010	4	9.66	34	0.42%	1.35%	(1.95)%
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)
	2010	3	9.62	28	0.40%	1.55%	(2.15)%
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus ™)
	2010	1	9.59	8	0.36%	1.67%	(2.27)%
	2009	*—	9.81	1	0.00%	1.67%	(0.83)%
Rydex SGI VT Managed Futures Strategies (Advantedge ™)
	2010	14	8.52	117	0.00%	1.60%	(5.08)%
	2009	8	8.98	70	0.00%	1.60%	(5.55)%
	2008	1	9.51	10	0.00%	1.60%	(4.94)%
Rydex SGI VT Managed Futures Strategies (Annuichoice ™)
	2010	6	8.63	50	0.00%	1.00%	(4.50)%
	2009	40	9.04	365	0.00%	1.00%	(4.97)%
	2008	1	9.51	9	0.00%	1.00%	(4.87)%
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II ™)
	2010	2	8.61	14	0.00%	1.15%	(4.64)%
	2009	40	9.02	358	0.00%	1.15%	(5.12)%
Rydex SGI VT Managed Futures Strategies (Grandmaster ™)
	2010	*—	8.57	4	0.00%	1.35%	(4.84)%
	2009	45	9.00	407	0.00%	1.35%	(5.31)%
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3 ™)
	2010	1	8.53	6	0.00%	1.55%	(5.03)%
	2009	1	8.98	10	0.00%	1.55%	(5.50)%
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus ™)
	2010	15	8.51	131	0.00%	1.67%	(5.15)%
	2009	28	8.97	250	0.00%	1.67%	(5.62)%
	2008	6	9.51	57	0.00%	1.67%	(4.95)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

STATUTORY-BASIS FINANCIAL STATEMENTS AND SCHEDULES

National Integrity Life Insurance Company

Years Ended December 31, 2010, 2009 and 2008

With Report of Independent Registered Public Accounting Firm

National Integrity Life Insurance Company

Statutory-Basis Financial Statements and Schedules

Years Ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors

National Integrity Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of National Integrity Life Insurance Company (the Company) as of December 31, 2010 and 2009, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2010. Our audits also included the statutory-basis financial statement schedules listed in the contents page. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of National Integrity Life Insurance Company at December 31, 2010 and 2009, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2010.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Integrity Life Insurance Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting practices prescribed or permitted by the New York Insurance Department. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 1 to the financial statements, in connection with implementing new statutory accounting practices in 2010, the Company changed its method of reporting securities lending transactions. In 2009, the Company changed its methods of accounting for other-than-temporary impairments of investments in loan-backed and structured securities, for deferred income tax assets, and for the statutory reserve valuation for variable annuity reserves related to product guarantees. Further, in 2008, the Company changed its method of accounting for the separate account assets and liabilities related to its market value adjusted annuity products.

Cincinnati, Ohio	/s/ Ernst & Young LLP
April 25, 2011

1

National Integrity Life Insurance Company

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Admitted Assets
Cash and invested assets:
Debt securities	$1,955,126	$1,742,675
Preferred and common stocks	17,318	14,136
Mortgage loans	27,188	27,552
Policy loans	42,431	41,033
Cash, cash equivalents and short-term investments	20,810	23,426
Receivable for securities	1,052	2,174
Securities lending reinvested collateral assets	88,486	—
Other invested assets	26,126	24,794
Total cash and invested assets	2,178,537	1,875,790

Investment income due and accrued	23,645	21,303
Current federal income taxes recoverable	—	290
Net deferred income tax asset	14,698	13,752
Receivables from parent, subsidiaries and affiliates	—	5,000
Other admitted assets	251	208
Separate account assets	2,613,474	2,516,102
Total admitted assets	$4,830,605	$4,432,445

Liabilities and Capital and Surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$1,849,411	$1,648,414
Liability for deposit-type contracts	81,737	80,571
Policy and contract claims	126	157
Deposits on policies to be issued	3,345	4,459
Total policy and contract liabilities	1,934,619	1,733,601

General expense due and accrued	273	406
Current federal income taxes payable	2,809	—
Transfer to (from) separate accounts due and accrued, net	(84,598)	(51,599)
Asset valuation reserve	19,611	5,901
Other liabilities	3,808	2,444
Payable for securities lending	88,624	—
Separate account liabilities	2,613,474	2,516,102
Total liabilities	4,578,620	4,206,855

Capital and surplus:
Common stock, $10 par value, authorized 200 shares, issued and outstanding 200 shares	2,000	2,000
Paid-in surplus	312,228	312,228
Accumulated deficit	(62,243)	(88,638)
Total capital and surplus	251,985	225,590
Total liabilities and capital and surplus	$4,830,605	$4,432,445

See accompanying notes.

2

National Integrity Life Insurance Company

Statements of Operations (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Premiums and other revenues:
Premiums and annuity considerations	$346,265	$552,527	$758,792
Net investment income	108,916	99,757	73,689
Considerations for supplementary contracts with life contingencies	17,663	4,424	4,210
Amortization of the interest maintenance reserve	(57)	(771)	(981)
Fees from management of separate account	6,038	5,245	7,135
Other revenues	1,378	1,140	1,304
Total premiums and other revenues	480,203	662,322	844,149

Benefits paid or provided:
Death benefits	3,040	4,889	3,685
Annuity benefits	72,242	61,877	55,170
Surrender benefits	335,730	371,418	337,068
Payments on supplementary contracts with life contingencies	3,145	2,194	1,888
Other benefits	2,936	3,768	2,934
Increase (decrease) in policy reserves and other policyholders’ funds	199,458	337,669	381,174
Total benefits paid or provided	616,551	781,815	781,919

Insurance expenses and other deductions:
Commissions	19,109	29,276	39,383
Commissions and expenses on reinsurance assumed	—	—	383
General expenses	14,718	13,371	13,968
Net transfers to (from) separate account	(216,290)	(179,310)	55,273
Other deductions	704	405	(36)
Total insurance expenses and other deductions	(181,759)	(136,258)	108,971

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	45,411	16,765	(46,741)
Federal income tax expense (benefit), excluding tax on capital gains	13,074	1,561	(12,681)
Gain (loss) from operations before net realized capital gains (losses)	32,337	15,204	(34,060)
Net realized capital gains (losses) (excluding gains (losses) transferred to IMR and capital gains tax)	(3,957)	(14,074)	(22,696)

Net income (loss)	$28,380	$1,130	$(56,756)

See accompanying notes.

3

National Integrity Life Insurance Company

Statements of Changes in Capital and Surplus (Statutory-Basis)

Years Ended December 31, 2010, 2009 and 2008

	Common Stock	Paid-In Surplus	Accumulated Surplus	Total Capital and Surplus
	(in thousands)

Balance, January 1, 2008	$2,000	$206,371	$(66,236)	$142,135

Net income (loss)	—	—	(56,756)	(56,756)
Change in net deferred income tax	—	—	10,036	10,036
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of ($3,795))	—	—	(7,050)	(7,050)
Net change in nonadmitted assets and related items	—	—	(16,253)	(16,253)
Changes in reserves on account of changes in valuation bases	—	—	10,101	10,101
Change in asset valuation reserve	—	—	16,472	16,472
Change in surplus in separate accounts	—	—	(8,309)	(8,309)
Capital contribution	—	94,172	—	94,172
Balance, December 31, 2008	2,000	300,543	(117,995)	184,548

Net income (loss)	—	—	1,130	1,130
Change in net deferred income tax	—	—	(1,052)	(1,052)
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of ($1,854))	—	—	3,443	3,443
Net change in nonadmitted assets and related items	—	—	13,520	13,520
Change in asset valuation reserve	—	—	(5,211)	(5,211)
Change in surplus from deferred tax asset (SSAP 10R)	—	—	5,239	5,239
Cumulative effects of changes in accounting principle	—	—	10,763	10,763
Change in surplus in separate accounts	—	—	1,525	1,525
Capital contribution	—	11,685	—	11,685
Balance, December 31, 2009	2,000	312,228	(88,638)	225,590

Net income (loss)	—	—	28,380	28,380
Change in net deferred income tax	—	—	(1,053)	(1,053)
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of $1,932)	—	—	3,588	3,588
Net change in nonadmitted assets and related items	—	—	9,268	9,268
Change in asset valuation reserve	—	—	(13,710)	(13,710)
Change in surplus from deferred tax asset (SSAP 10R)	—	—	(71)	(71)
Change in surplus in separate accounts	—	—	(7)	(7)
Balance, December 31, 2010	$2,000	$312,228	$(62,243)	$251,985

See accompanying notes.

4

National Integrity Life Insurance Company

Statements of Cash Flow (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Cash from Operations:
Premiums collected net of reinsurance	$363,928	$556,951	$781,766
Net investment income received	105,296	91,402	65,455
Benefits paid	(415,542)	(443,445)	(458,685)
Net transfers from (to) separate accounts	183,291	167,454	(34,199)
Commissions and expense paid	(33,759)	(43,154)	(53,703)
Federal income taxes recovered (paid)	(12,027)	(1,384)	11,656
Other, net	7,416	6,385	8,439
Net cash from (for) operations	198,603	334,209	320,729

Cash from Investments:
Proceeds from investments sold, matured or repaid:
Debt securities	304,609	327,491	392,255
Preferred and common stocks	113	1,000	5,453
Mortgage loans	366	147	51
Other invested assets	5,229	1,574	—
Miscellaneous proceeds	2,686	—	3,988
Net proceeds from investments sold, matured or repaid	313,003	330,212	401,747

Cost of investments acquired:
Debt securities	(512,528)	(690,413)	(739,298)
Preferred and common stocks	(149)	—	(1,000)
Mortgage loans	(2)	(23,750)	(1,246)
Other invested assets	(93,282)	(4,486)	(16,994)
Miscellaneous applications	—	(5,517)	—
Total cost of investments acquired	(605,961)	(724,166)	(758,538)

Net change in policy and other loans	(1,398)	459	866
Net cash from (for) investments	(294,356)	(393,495)	(355,925)

Cash from Financing and Miscellaneous Sources:
Capital contributions - cash	5,000	6,685	40,000
Borrowed money	—	—	(6,924)
Net deposits on deposit-type contract funds and other insurance liabilities	1,166	6,270	53,188
Other cash provided (applied)	86,971	5,400	834
Net cash from (for) financing and miscellaneous sources	93,137	18,355	87,098

Net change in cash, cash equivalents and short-term investments	(2,616)	(40,931)	51,902
Cash, cash equivalents and short-term investments:
Beginning of year	23,426	64,357	12,455
End of year	$20,810	$23,426	$64,357

Cash flow information for non-cash transactions:
Capital contribution from parent in the form of common stock	$—	$—	$18,528
Capital contribution from parent in the form of debt securities and accrued interest	—	—	35,644

See accompanying notes.

5

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis)

December 31, 2010

1.  Nature of Operations and Significant Accounting Policies

National Integrity Life Insurance Company (the Company) is a wholly-owned subsidiary of Integrity Life Insurance Company (Integrity), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (Western and Southern).  The Company, domiciled in the State of New York and currently licensed in eight states and the District of Columbia, specializes in the asset accumulation business with particular emphasis on retirement savings and investment products.  For the year ended December 31, 2010, approximately 94.2% of the gross premiums and annuity considerations for the Company were derived from New York.  Fort Washington Investment Advisors, Inc. (Fort Washington), a registered investment adviser, is a non-life insurance subsidiary of Western and Southern and is the investment manager for the Company.

Use of Estimates

The preparation of statutory-basis financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York Insurance Department (the Department).  The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York.  These practices differ in some respects from U.S. generally accepted accounting principles (GAAP).  The more significant differences follow.

Investments

Investments in debt securities and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on the NAIC rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income (loss) for those designated as available-for-sale.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. The prospective method is used to determine amortized cost for securities that experience a decline that is deemed to be other-than-temporary. Securities that are in an unrealized loss position which the Company intends to sell, or does not have the intent and ability to hold until recovery, are written down to

6

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

fair value as a realized loss.  Securities that are in an unrealized loss position which the Company has the intent and ability to hold until recovery are written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  If high credit quality securities are adjusted, the retrospective method is used.

The Company monitors other investments to determine if there has been an other-than-temporary decline in fair value.  Factors management considers for each identified security include the following:

•                  the extent and length of time the fair value has been below the book/adjusted carry value;

•                  the reasons for the decline in value;

•                  specific credit issues related to the issuer and current economic conditions, including the current and future impact of any specific events;

•                  for structured investments (e.g., residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and other structured investments), factors such as overall deal structure and our position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections are considered;

•                  for all equity securities and other debt securities with credit related declines in fair value, the Company’s intent and ability to hold the security long enough for it to recover its value to book/adjusted carry value;

•                  for all other debt securities with interest related declines in fair value, the Company’s intent to sell the security before recovery of its book/adjusted carry value.

If the decline is judged to be other-than-temporary, an impairment charge to fair value is recorded as a net realized capital loss in the period the determination is made.  Under GAAP, if the decline is judged to be other-than-temporary because the Company has the intent to sell the debt security or is more likely than not to be required to sell the debt security before its anticipated recovery, an impairment charge to fair value is recorded as a net realized capital loss.  If the decline is judged to be other-than-temporary because the Company does not expect to recover the entire amortized cost basis of the security due to expected credit losses, an impairment charge is recorded to net realized capital loss as the difference between amortized cost and the net present value of expected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally debt securities and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the

7

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

remaining period to maturity of the individual security sold using the seriatim method. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in capital and surplus. AVR is not recognized for GAAP.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred.  Under GAAP, policy acquisition costs, related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investments, mortality, and expense margins.

Nonadmitted Assets

Certain assets designated as “nonadmitted” (principally a portion of deferred tax assets, negative IMR on the separate account that is not offset by positive IMR on the general account), and other assets not specifically identified as an admitted asset within the NAIC’s Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to accumulated deficit.  Under GAAP, such assets are included in the balance sheets.

Premiums and Benefits

Revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income.  Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

8

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Benefit Reserves

Certain policy reserves are calculated using statutorily prescribed interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance

A liability for reinsurance balances is required to be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to capital and surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP. Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with policy acquisition costs as required under GAAP.

Deferred Income Taxes

Deferred tax assets are recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.  Deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within three years of the balance sheet date or 15% of capital and surplus excluding any net deferred tax assets (realization within one year and 10% prior to 2009), electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities.  The remaining deferred tax assets are nonadmitted.  Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in all future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

9

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

A reconciliation of capital and surplus and net income (loss) of the Company as determined in accordance with NAIC SAP to amounts determined in accordance with GAAP as of December 31 and for the years then ended is as follows:

	2010	2009
	(in thousands)
Capital and surplus as reported in the accompanying statutory-basis financial statements	$251,985	$225,590
Adjustments to customer deposits	(72,209)	(61,599)
Adjustments to invested asset carrying values	222,679	69,005
Federal income taxes	(79,011)	(54,358)
Asset valuation reserve	19,611	5,901
Value of insurance in force	1,868	3,471
Deferred policy acquisition costs	56,924	125,177
Deferred sales inducements	6,110	15,430
Other, net	331	121
Stockholder’s equity, GAAP basis	$408,288	$328,738

	2010	2009	2008
	(in thousands)
Net income (loss) as reported in the accompanying statutory-basis financial statements	$28,380	$1,130	$(56,756)
Deferred policy acquisition costs, net of amortization	(367)	15,974	17,836
Deferred sales inducements, net of amortization	335	2,340	763
Adjustments to customer deposits	(10,610)	(16,421)	3,408
Adjustments to invested asset carrying values at acquisition date	(879)	1,312	1,764
Amortization of value of insurance in force	(1,763)	(1,264)	(4,487)
Amortization of interest maintenance reserve	57	771	1,527
Adjustments for realized investment gains/losses	(615)	9,363	4,352
Adjustments for federal income tax expense	7,345	(3,932)	(3,387)
Net income (loss), GAAP basis	$21,883	$9,273	$(34,980)

Other significant statutory accounting practices follow.

10

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Investments

Debt securities, preferred stocks, common stocks and short-term investments are stated at values prescribed by the NAIC, as follows:

Debt securities not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from Bloomberg, Trepp, dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except securities that are deemed to be other-than-temporarily impaired and securities that are principal-only or interest-only, which are valued using the prospective method.

Unaffiliated common stocks are reported at fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost.  All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value.  Nonredeemable preferred stocks are reported at fair value or lower of cost or fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

There are no restrictions on unaffiliated common or preferred stocks.

Short-term investments include investments with remaining maturities of one year or less at the date of acquisition and are principally stated at amortized cost, which approximates fair value.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost, which approximates fair value.

Joint ventures, partnerships, and limited liability companies are carried at the Company’s interest in the underlying audited GAAP equity of the investee.  Undistributed earnings allocated to the Company are reported in the change in net unrealized capital gains or losses.  Distributions from earnings of the investee are reported as net investment income when received.  Because of the indirect nature of these investments, there is an inherent reduction in transparency and liquidity and increased complexity in valuing the underlying investments.  As a result, these investments are actively managed by Company management via detailed evaluation of the investment performance relative to risk.

11

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment.  A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement.  When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down to realized value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method.

Premiums

Life and accident and health premiums are recognized as revenue when due.  Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Policy Reserves

Life, annuity, and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insured and does not return any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Policies issued subject to multiple table substandard extra premiums are valued on the standard reserve basis which recognizes the non-level incidence of the excess mortality costs. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves, or the net premiums exceed the gross premiums on any insurance in-force.

The mean reserve method is used to adjust the calculated terminal reserve to the appropriate reserve at December 31. Mean reserves are determined by computing the regular mean reserve for the plan at the rated age and holding, in addition, one-half of the extra premium charge for the year. Policies issued after July 1st for substandard lives, are charged an extra premium plus the regular premium for the true age. Mean reserves are based on appropriate multiples of standard rates of mortality. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.

For substandard table ratings, mean reserves are based on 125% to 500% of standard mortality rates.  For flat extra ratings, mean reserves are based on the standard or substandard mortality rates increased by one to twenty-five deaths per thousand.

12

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula as prescribed by the NAIC. Tabular interest on funds not involving life contingencies was derived from basic data.

The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not exceed the Company’s policy reserves and have an adverse effect on the Company’s results of operations and financial conditions.  Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company’s policy reserves.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Securities Lending

At December 31, 2010, the Company has loaned various debt securities, preferred stocks and common stocks as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value is $86.4 million and $98.4 million in the general and separate account, respectively.  At December 31, 2009, the Company had loaned various US Treasury securities and corporate bonds as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value was $2.1 million and $16.3 million in the general and separate account, respectively.  The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as invested assets in the balance sheets.  There is no difference in the policy and procedures for the separate account.

The Company requires at the initial transaction that the fair value of the cash collateral received must be equal to 102% of the fair value of the loaned securities.  The Company monitors the ratio of the fair value of the collateral to loaned securities to ensure it does not fall below 100%.  If the fair value of the collateral falls below 100% of the fair value of the securities loaned, the Company non-admits that portion of the loaned security.  At December 31, 2010 and 2009, the Company did not non-admit any portion of the loaned securities.  The Company reports all collateral on the balance sheet with an offsetting liability recognized for the obligation to return the collateral.  Collateral for the securities lending program is either managed by an affiliated agent of the Company or is managed by the Bank of New York Mellon, an unaffiliated agent.  Collateral managed by an affiliated agent is invested primarily in investment-grade debt securities and cash equivalents and is included in the applicable amount on the balance sheets because the funds are available for the general use of the Company.  Collateral managed by an unaffiliated agent is invested in cash equivalents and is included in securities lending reinvested collateral assets on the balance sheet at December 31, 2010.  At December 31, 2009, the collateral managed by an unaffiliated agent was not reported on the balance sheet because it was not available for the general use of the Company. (See the Accounting Changes section in Note 1 for further discussion).

13

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

At December 31, 2010, the collateral for all securities on loan could be requested to be returned on demand by the borrower.  At December 31, 2010, the fair value of the total collateral is $89.8 million and $102.0 million, in the general and separate account, respectively, which is all managed by an unaffiliated agent.  At December 31, 2009, the fair value of the total collateral was $2.1 million and $16.7 million, in the general and separate account, respectively, which was all managed by an unaffiliated agent.  The Company receives cash collateral in an amount in excess of the fair value of the securities loaned.  The Company reinvests the cash collateral primarily in investment-grade debt securities and cash equivalents.  The aggregate collateral broken out by maturity date is as follows:

	Amortized Cost	Fair Value
(in thousands)
Open	$—	$—
30 Days or less	189,292	191,844
31 to 60 Days	—	—
61 to 90 Days	—	—
91 to 120 Days	—	—
121 to 180 Days	—	—
181 to 365 Days	—	—
1 to 2 Years	—	—
2 to 3 Years	—	—
Greater Than 3 Years	—	—
Total Collateral	$189,292	$191,844

At December 31, 2010, all of the collateral held for the securities lending program was invested in tradable securities that could be sold and used to pay for the $189.4 million in collateral calls that could come due under a worst-case scenario where all collateral was called simultaneously.

Separate Accounts

Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for non-guaranteed variable annuity contracts and guaranteed market value adjustment annuity contracts. Assets held in the separate account supporting variable annuities are carried at fair value. Assets held in the separate account supporting market value adjusted annuities are carried at the general account basis. All separate account assets are considered legally insulated from the general account. Surrender charges collectible by the general account in the event of annuity contract surrenders are reported as a negative liability rather than an asset. Policy related activity involving cash flow, such as premiums and benefits, are reported in the accompanying statements of operations in separate line items combined with related general account amounts. Investment income and interest credited on deposits held in guaranteed separate accounts are included in the accompanying statements of operations as a net amount included in net transfers to (from) separate accounts.

14

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

The Company receives administrative fees for managing the nonguaranteed separate accounts and other fees for assuming mortality and certain expense risks.

Effective January 1, 2008, the Company changed the method of accounting for assets and liabilities in its separate account related to market value adjusted annuity products from market value accounting to book value accounting. The Company recorded a decrease to surplus of $8.3 million as a result of changing the method of accounting on the assets through the change in surplus in separate accounts line on the statement of changes in capital and surplus and an increase to surplus of $10.1 million as a result of changing the method of accounting on the liabilities through change in reserve on account of change in valuation bases on the statement of changes in capital and surplus.

Federal Income Taxes

Western and Southern files a consolidated income tax return with its eligible subsidiaries, including the Company. The provision for federal income taxes is allocated to the Company using a separate return method based upon a written tax sharing agreement. The benefits from losses of subsidiaries, which are utilized in the consolidated return, will be retained by the subsidiaries under the tax sharing agreement.  Western and Southern pays all federal income taxes due for all members of the consolidated group.  The Company will then charge or reimburse, as the case may be, the members of the group an amount consistent with the method described in the tax sharing agreement.

The Company includes interest and penalties in the federal income tax line on the statements of operations.

Accounting Changes

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 91-Revised, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R).  In accordance with SSAP 91R, the Company changed the method of reporting securities lending transactions.  SSAP 91R requires collateral received which may be sold or repledged to be reflected on the balance sheet, along with the obligation to return the collateral.  Collateral received which may not be sold or repledged is not recorded on the balance sheet. For securities lending transactions reported on the balance sheet, the collateral received and the reinvestment of that collateral by an affiliated agent is reflected with the invested assets on the balance sheet based on the type of investment and an offsetting liability is recognized for the obligation to return the collateral.  The collateral received and the reinvestment of that collateral by an unaffiliated agent must be reflected as a one-line entry on the balance sheet and an offsetting liability is recognized for the obligation to return the collateral.  Prior to the adoption of SSAP 91R, the Company did not reflect collateral reinvested by an unaffiliated agent on the balance sheet.  At December 31, 2010, SSAP 91R resulted in an increase in securities lending reinvested collateral assets of $88.5 million and an increase in the obligation to return the collateral of $88.5 million.

15

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 100, Fair Value Measurements (SSAP 100).  SSAP 100 establishes a framework for measuring fair value under current statutory accounting pronouncements that require or permit fair value measurement.  SSAP 100 retains the price notion in the definition of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability.  SSAP 100 also clarifies that fair value measurement should be based on market, not entity specific, assumptions that include an adjustment for risk if the market would use such an adjustment in pricing.  SSAP 100 also establishes a three-level fair value measurement hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The highest priority is given to quoted market prices and the lowest priority to unobservable inputs where there is little or no market activity for the asset or liability.  The adoption of SSAP 100 did not have a material impact on the Company’s financial statements.  See Note 20 for further information.

Effective July 1, 2009, the Company adopted Statement of Statutory Accounting Principles No. 43-Revised, Loan-backed and Structured Securities (SSAP 43R).  In accordance with SSAP 43R, the Company changed the method of evaluating and reporting loan-backed and structured securities for which an other-than-temporary impairment may exist.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company intends to sell or does not have the intent and ability to hold until recovery to be written down to fair value as a realized loss.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company has the intent and ability to hold until recovery to be written down to the extent the present value of expected future cash flows is lower than the amortized cost.  SSAP 43R also requires a one time cumulative effect adjustment to change the amortized cost of loan-backed and structured securities to the present value of expected future cash flows at July 1, 2009, for securities still held where an other-than-temporary impairment was previously recognized under SSAP 43, Loan-backed and Structured Securities, or for securities where discounting to present value caused the expected future cash flows to be less than amortized cost at July 1, 2009.  As a result, the Company recorded a cumulative effect adjustment in the amounts of $2.9 million and $7.9 million through the cumulative effect of changes in accounting principle on the statements of changes in capital and surplus which represents the increase to unassigned surplus from the adoption of SSAP 43R for the general account and separate account, respectively.  The cumulative effect adjustment is net of federal income taxes of $1.5 million for the general account and $4.3 million for the separate account.  SSAP 43R resulted in an increase in bonds of $4.4 million, an increase in separate account assets of  $12.2 million and a decrease in deferred tax assets of $5.8 million.

16

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Effective December 31, 2009, the Company adopted Statement of Statutory Accounting Principles 10R, Income Taxes — Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R).  SSAP 10R amends the deferred tax asset admittance test set forth in SSAP 10, Income Taxes, by using a three year realization threshold and a fifteen percent of statutory capital and surplus threshold in applying the standard.  The adoption of SSAP 10R resulted in an increase to statutory surplus of $5.2 million at December 31, 2009.  SSAP 10R is effective for 2009, 2010 and 2011 financial statements only.  SSAP 10 will be reinstated as authoritative guidance over the reporting of income taxes if subsequent guidance regarding the admissibility of deferred tax assets is not adopted before the end of the effective period.

In 2009, the Company changed the statutory reserve valuation for variable annuity reserves related to product guarantees in accordance with Actuarial Guideline 43 VACARVM.  New York Insurance Department Regulation 151 requires such a change in valuation basis to be recorded as part of the reserve change in the statements of operations.  The Company has recorded a decrease of $6.5 million directly to income as a result of the change in valuation basis through the increase (decrease) in policy reserves and other policyholder funds on the statements of operations.

For the year beginning January 1, 2009, the Company adopted Statement of Statutory Accounting Principles 99, Accounting for Certain Securities Subsequent to an Other-Than-Temporary Impairment (SSAP 99).  SSAP 99 supersedes guidance in SSAP 26, Bonds, excluding Loan-backed and Structured Securities, SSAP 32, Investments in Preferred Stock, SSAP 43, Loan-backed and Structured Securities, and amends SSAP 34, Investment Income Due and Accrued, by establishing guidance for the treatment of discounts related to particular securities following the recognition of an other-than-temporary impairment.  SSAP 99 establishes that the fair value of the security at the measurement date becomes the new cost basis of the security and that subsequent recoveries in fair value are to be amortized over the remaining life of the security in the prospective manner based on future estimated cash flows for debt securities and redeemable preferred stocks and based on the projected remaining period of principal repayment for loan-backed and structured securities.  This treatment is a change from previous guidance that did not permit recognition of recoveries in fair value until a security was sold or matured.  The adoption of SSAP 99 is prospective.

Reclassifications

Certain prior year amounts in the Company’s statutory basis financial statements have been reclassified to conform to the 2010 financial statement presentation.

17

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date.  For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made.  Management has evaluated subsequent events through the issuance of these financial statements on April 25, 2011.

18

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

2.  Investments

The book/adjusted carrying value and fair value of the Company’s investments in debt securities are summarized as follows:

	Book/ Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$77,813	$898	$(1,934)	$76,777
Debt securities issued by states of the U.S. and political subdivisions of the states	44,697	692	(593)	44,796
Corporate securities	1,291,666	118,619	(4,271)	1,406,014
Commercial mortgage-backed securities	210,274	10,931	(534)	220,671
Residential mortgage-backed securities	292,034	10,922	(22,431)	280,525
Asset-backed securities	38,642	493	(2,906)	36,229
Total	$1,955,126	$142,555	$(32,669)	$2,065,012

At December 31, 2009:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$41,792	$216	$(159)	$41,849
Debt securities issued by states of the U.S. and political subdivisions of the states	34,425	235	(414)	34,246
Corporate securities	1,193,687	83,095	(11,077)	1,265,705
Commercial mortgage-backed securities	159,418	4,481	(1,107)	162,792
Residential mortgage-backed securities	279,915	6,438	(45,931)	240,422
Asset-backed securities	33,438	—	(3,585)	29,853
Total	$1,742,675	$94,465	$(62,273)	$1,774,867

19

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

At December 31, 2010 and 2009, the Company held unrated or less-than-investment grade corporate debt securities with a book value of $199.9 million and $165.9 million, respectively, and an aggregate fair value of $197.9 million and $146.5 million, respectively.  Such holdings amount to 10.2% and 9.5%, respectively, of the Company’s investment in debt securities and 4.1% and 3.7%, respectively, of the Company’s total admitted assets as December 31, 2010 and 2009.  The Company performs periodic evaluations of the relative credit standing of the issuers of these debt securities.  The Company considers these evaluations in its overall investment strategy.

The unrealized gains and unrealized losses on, and the cost and fair value of preferred and common stocks are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
Preferred stocks	$—	$—	$—	$—

Common stocks, unaffiliated	$18,528	$—	$(1,210)	$17,318

At December 31, 2009:
Preferred stocks	$—	$—	$—	$—

Common stocks, unaffiliated	$18,528	$—	$(4,392)	$14,136

20

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The following table shows gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal To 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$(1,934)	$38,970	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(593)	24,396	—	—
Corporate securities	(2,801)	96,099	(1,470)	17,866
Commercial mortgage-backed securities	(534)	42,450	—	—
Residential mortgage-backed securities	(590)	51,316	(21,841)	102,155
Asset-backed securities	—	—	(2,906)	28,942
Total	$(6,452)	$253,231	$(26,217)	$148,963

Preferred stocks	$—	$—	$—	$—
Common stocks, unaffiliated	$—	$—	$(1,210)	$17,318

21

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal To 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2009:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$(159)	$39,586	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(325)	11,823	(89)	2,206
Corporate securities	(1,269)	82,994	(9,808)	76,015
Commercial mortgage-backed securities	(409)	29,401	(698)	12,669
Residential mortgage-backed securities	(2,081)	20,616	(43,850)	117,107
Asset-backed securities	—	—	(3,585)	29,814
Total	$(4,243)	$184,420	$(58,030)	$237,811

Preferred stocks	$—	$—	$—	$—
Common stocks, unaffiliated	$—	$—	$(4,392)	$14,136

Investments that are impaired at December 31, 2010 and 2009, for which other-than-temporary impairments have not been recognized, consist mainly of corporate debt securities and residential mortgage-backed securities.  The impairment of these securities has been deemed temporary due to the assigned rating and the typical fair value fluctuations of these particular securities in the marketplace, as well as the Company’s intent and ability to hold the securities to recovery, or in the case of interest rate related declines, lack of intent to sell the securities.  For residential mortgage-backed securities, the determination of temporary impairment was also based on an evaluation of the present value of expected future cash flows, which were greater than the book adjusted/carrying values of the securities.  The aggregated unrealized loss is approximately 7.5% and 13.2% of the carrying value of these securities at December 31, 2010 and 2009, respectively. At December 31, 2010, there were a total of 185 securities held that are considered temporarily impaired, of which 86 have been impaired for 12 months or longer.  At December 31, 2009, there were a total of 218 securities held that were considered temporarily impaired, 86 of which had been impaired for 12 months or longer.  The Company recorded other-than-temporary impairments on securities of $3.9 million, $17.3 million and $19.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

22

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The following is a list of each loan-backed security with a recognized other-than-temporary impairment (OTTI) for the year ended December 31, 2010, and the six month period ended December 31, 2009, where the present value of future cash flows expected to be collected was less than the amortized cost basis of the securities:

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
	(in thousands)
For the year ended December 31, 2010:
32052RAX8	$754	$601	$153	$601	$505	12/31/2010
74922EAF6	817	792	25	792	642	12/31/2010
75970JAD8	405	366	39	366	320	12/31/2010
75970QAD2	1,601	1,552	49	1,552	1,214	12/31/2010
872225AF4	1,450	844	606	844	538	12/31/2010
939344AL1	174	153	21	153	96	12/31/2010
75970QAD2	1,800	1,632	168	1,632	1,299	9/30/2010
12668BYF4	2,621	2,467	154	2,467	1,922	9/30/2010
021468AG8	948	875	73	875	674	6/30/2010
02150EAN3	880	768	112	768	683	6/30/2010
12543PAQ6	811	701	110	701	613	6/30/2010
52520QAG9	4,328	3,937	391	3,937	3,480	6/30/2010
61749WAK3	817	762	55	762	514	6/30/2010
872225AF4	2,681	1,425	1,256	1,425	845	6/30/2010
Total	$20,087	$16,875	$3,212	$16,875	$13,345

For the six month period ended December 31, 2009:

02151CAQ9	$3,120	$2,965	$155	$2,965	$2,056	12/31/2009
059469AF3	994	963	31	963	686	12/31/2009
05950NBU1	1,515	658	857	658	1,148	12/31/2009
12668BYF4	2,757	2,623	134	2,623	2,065	12/31/2009
225470M67	943	873	70	873	632	12/31/2009
251513AQ0	831	655	176	655	566	12/31/2009
32052RAX8	1,185	820	365	820	797	12/31/2009
52522HAN2	1,951	1,734	217	1,734	1,225	12/31/2009

23

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
	(in thousands)
For the six month period ended December 31, 2009 (continued):

761118MD7	2,863	2,729	134	2,729	1,925	12/31/2009
93934FEQ1	6,864	6,508	356	6,508	5,914	12/31/2009
93935WAD6	4,720	4,502	218	4,502	3,313	12/31/2009
05950NBU1	2,153	1,579	574	1,579	1,156	9/30/2009
12543PAQ6	889	809	80	809	602	9/30/2009
32052RAX8	1,730	1,198	532	1,198	823	9/30/2009
32056FAG7	302	72	230	72	63	9/30/2009
40432BBH1	553	171	382	171	152	9/30/2009
872225AF4	4,485	2,768	1,717	2,768	1,205	9/30/2009
Total	$37,855	$31,627	$6,228	$31,627	$24,328

The Company had no other-than-temporary impairments on loan-backed securities for the year ended December 31, 2010, and the six month period ended December 31, 2009, due to the intent to sell the security or the inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis of the security.

A summary of the cost or amortized cost and fair value of the Company’s debt securities at December 31, 2010, by contractual maturity, is as follows:

	Book/Adjusted Carrying Value	Fair Value
	(in thousands)
Years to maturity:
One or less	$51,275	$51,805
After one through five	567,468	606,283
After five through ten	647,574	707,380
After ten	147,859	162,119
Mortgage-backed securities/Asset-backed securities	540,950	537,425
Total	$1,955,126	$2,065,012

24

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties and because asset-backed and mortgage-backed securities (including floating-rate securities) provide for periodic payments throughout their lives.

Proceeds from the sales of investments in debt securities during 2010, 2009 and 2008 were $119.8 million, $177.7 million, and $158.7 million; gross gains of $4.7 million, $6.1 million, and $0.8 million, and gross losses of $0.2 million, $1.7 million, and $5.0 million were realized on these sales in 2010, 2009, and 2008, respectively.

Proceeds from the sales of investments in equity securities during 2010, 2009 and 2008 were $0.1 million, $0.0 million, and $5.5 million; gross gains of $0.0 million, $0.0 million, and $0.0 million and gross losses of $0.0 million, $0.0 million, and $0.3 million were realized on these sales in 2010, 2009, and 2008, respectively.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows for the years ended December 31:

	2010	2009	2008
	(in thousands)
Realized capital gains (losses)	$1,890	$(12,706)	$(23,800)
Less amount transferred to IMR (net of related taxes (benefits) of $2,004 in 2010, $732 in 2009 and $(1,198) in 2008)	3,721	1,359	(2,224)
Less federal income tax expense (benefit) of realized capital gains (losses)	2,126	9	1,120
Net realized capital gains (losses)	$(3,957)	$(14,074)	$(22,696)

25

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

Net investment income consisted of the following for the years ended December 31:

	2010	2009	2008
	(in thousands)
Debt securities	$104,499	$96,608	$68,529
Equity securities	—	—	2,232
Mortgage loans	1,858	710	244
Policy loans	3,312	3,232	3,205
Cash, cash equivalents and short-term investments	179	375	893
Other invested assets	955	553	—
Other	223	59	151
Gross investment income	111,026	101,537	75,254
Investment expenses	2,110	1,780	1,565
Net investment income	$108,916	$99,757	$73,689

The Company’s investments in mortgage loans principally involve commercial real estate. At December 31, 2010, 100% of such mortgages, or $27.2 million, involved properties located in Ohio and Illinois.  Such investments consist of primarily first mortgage liens on completed income-producing properties.  The aggregate mortgage outstanding to any one borrower does not exceed $23.5 million.  During 2010, no new mortgage loans were issued.  At the issuance of a loan, the percentage of any one loan to value of security, exclusive of insured, guaranteed or purchase money mortgage did not exceed 80%.  During 2010, the Company did not reduce interest rates on any outstanding mortgages.

At December 31, 2009, the Company had an investment in a debt security which contained an underlying host instrument and underlying credit derivatives.  The debt security contained risk characteristics similar to a basket of high yield debt securities which allows diverse exposure to the high yield market while providing for better asset/liability matching and better liquidity compared to individual direct investments. The investment is included in debt securities on the balance sheet and had a book value of $18.8 million at December 31, 2009.  The investment had a fair value of $20.2 million at December 31, 2009.  At December 31, 2009, the debt security was rated B3 by Moody’s and had a stated maturity of June 2013. The maximum loss the Company could incur as of December 31, 2009, was equal to the security’s book value.  At December 31, 2010, the debt security is no longer held by the Company.

26

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments

Included in various investment-related line items in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value, such as when impaired or, for certain bonds and preferred stocks, when carried at the lower of cost or market.

The Company uses fair value measurements to record the fair value of certain assets and liabilities and to estimate the fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.  Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from this fair value discussion.

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on the following hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels.  The Company’s policy is to recognize transfers in and transfers out of levels at the end of the reporting period.

•                  Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets and liabilities primarily include exchange traded equity securities and mutual funds, including those which are part of the Company’s separate account assets.

•                  Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  The Company does not have any assets or liabilities carried at fair value that meet the definition of Level 2.

•                  Level 3 — Significant unobservable inputs for the asset or liability. The Company’s Level 3 assets and liabilities primarily include NAIC rated 6 residential mortgage-backed securities representing subordinated tranches in securitization trusts containing residential mortgage loans originated during the period of 2005 to 2007.  These securities are currently rated below investment grade.  To measure fair value, the Company used an internal fair value model to estimate future cash flows and then discounts the expected future cash flows using the current market rates applicable to the coupon rate, credit risk, and weighted-average-life of the investments. The internal fair value model uses both market-based data and data specific to the underlying loans of each security in determining assumptions for default probabilities, loss severities and prepayment speeds to determine the estimated future cash flows for each security.

The following discussion describes the valuation methodologies utilized by the Company for assets and liabilities measured or disclosed at fair value. Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including discount rates, estimates of timing, amount of expected future cash flows and the credit

27

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

standing of the issuer. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. For Level 3 investments, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. As described below, certain fair values are determined through the use of third-party pricing services. Management does not adjust prices received from third parties; however, we do analyze the third-party pricing services’ valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.  Care should be exercised in deriving conclusions about the Company’s business, its value or financial position based on the fair value information of financial instruments presented below.

Debt Securities

The fair values of actively traded debt securities have been determined through the use of third-party pricing services utilizing market observable inputs.  Less liquid private placement securities, auction rate securities and asset/mortgage-backed securities for which the Company does not receive public quotations or if the Company deems the quotations to reflect distressed sales are valued using either broker quotes or by discounting the expected cash flows using current market-consistent rates applicable to the yield, credit quality and maturity of each security.

Equity Securities

The fair values of actively traded equity securities have been determined utilizing publicly quoted prices obtained from third-party pricing services. The fair values of certain equity securities for which no publicly quoted prices are available have been determined through the use of third-party pricing services utilizing market observable inputs. Actively traded mutual funds are valued using the net asset values of the funds.

Mortgage Loans

The fair values for mortgage loans, consisting principally of commercial real estate loans, are estimated using discounted cash flow analyses, at interest rates currently being offered for similar loans collateralized by properties with similar investment risk.  The fair values for mortgage loans in default are established at the lower of the fair value of the underlying collateral less costs to sell or the carrying amount of the loan.

Cash, Cash Equivalents and Short-Term Investments

The fair values of cash, cash equivalents and short-term investments are based on quoted market prices.

28

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

Securities Lending Reinvested Collateral Assets

The fair value of securities lending reinvested collateral assets are from third-party sources utilizing publicly quoted prices.

Assets Held in Separate Accounts

Assets held in separate accounts primarily include debt securities, equity securities, mutual funds and mortgage loans.  The fair values of these assets have been determined using the same methodologies as for debt securities, equity securities and mortgage loans.

Reserves

The fair value of liabilities for investment-type contracts is based on the present value of estimated liability cash flows.  Present values reflect the Company’s margin for uncertainty of the timing of liability cash flows.  Key assumptions to the cash flow model include the timing of policyholder withdrawals and the level of interest credited to contract balances.

Fair values for insurance reserves are not required to be disclosed. However, the estimated fair values of all insurance reserves and investment contracts are taken into consideration in the Company’s overall management of interest rate risk.

Securities Lending Liability

The liability represents the Company’s obligation to return collateral related to securities lending transactions.  The liability short-term in nature and therefore, the fair value of the obligation approximates the carrying amount.

29

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

At December 31, 2009, the Company held financial instruments which were measured at fair value on a non-recurring basis, which primarily included NAIC 6 debt securities required to be reported at the lower of cost or fair value.  At December 31, 2010, SSAP 100 clarified that securities reported at the lower of cost or fair value based on NAIC designation should be classified as recurring regardless if the security was reported in the previous period at amortized cost.  Therefore, additional financial instruments have been included on the reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010.  The additional financial instruments may cause the January 1, 2010 beginning asset/(liability) to differ from the December 31, 2009 ending asset/(liability).  (See the Accounting Changes section in Note 1 for further discussion.)

Assets and liabilities measured at fair value on a recurring basis are outlined below:

	Assets/ (Liabilities) Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
At December 31, 2010:
Assets:
Commercial mortgage-backed securities	$39	$—	$—	$39
Residential mortgage-backed securities	4,117	—	—	4,117
Common stocks, unaffiliated	17,318	17,318	—	—
Separate account assets*	425,347	425,232	—	115
Total assets	$446,821	$442,550	$—	$4,271

At December 31, 2009:
Assets:
Common stocks, unaffiliated	$14,136	$14,136	$—	$—
Separate accounts assets*	403,998	403,998	—	—
Total assets	$418,134	$418,134	$—	$—

*            Separate account assets measured at fair value in this table do not include assets backing market value adjusted annuities, which are held at amortized cost.

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

30

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010, is as follows:

	Beginning Asset/ (Liability) as of	Total Realized/Unrealized Gains (Losses) Included in:		Purchases, Sales, Issuances	Transfers	Ending Asset/ (Liability) as of	Changes in Unrealized Gains (Losses) Included in Net Income Related to
	January 1, 2010	Net Income	Surplus	and Settlements	In (Out) of Level 3	December 31, 2010	Positions Still Held
	(in thousands)
Assets:
Commercial mortgage-backed securities	$39	$—	$—	$—	$—	$39	$—
Residential mortgage-backed securities	5,129	(2,005)	1,770	(777)	—	4,117	—
Separate account assets	380	—	26	(291)	—	115	—
Total assets	$5,548	$(2,005)	$1,796	$(1,068)	$—	$4,271	$—

The Company had no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009.

The Company did not have any significant assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009.

31

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company’s significant financial instruments follow.

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Assets:
Debt securities	$1,955,126	$2,065,012	$1,742,675	$1,774,867
Common stocks, unaffiliated	17,318	17,318	14,136	14,136
Mortgage loans	27,188	28,857	27,552	27,873
Cash, cash equivalents and short-term investments	20,810	20,810	23,426	23,426
Securities lending reinvested collateral assets	88,486	89,813	—	—
Separate account assets	2,613,474	2,732,087	2,516,102	2,552,252

Liabilities:
Life and annuity reserves for investment-type contracts and deposit fund liabilities	$1,669,204	$1,793,246	$1,503,421	$1,617,644
Securities lending liability	88,624	88,624	—	—
Separate account liabilities*	2,005,588	2,223,572	2,069,400	2,288,650

*            Variable annuity contracts are considered insurance contracts and therefore, are not included in separate account liabilities for purposes of this disclosure.

32

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions

Western and Southern, Fort Washington and IFS Financial Services perform certain administrative and special services for the Company to assist with its business operations.  These services include tax compliance and reporting, payroll functions, administrative support services, and investment functions. During 2010, the Company paid $7.9 million, $1.8 million and $5.7 million to Western and Southern, Fort Washington, and IFS, respectively. During 2009, the Company paid $7.7 million, $1.5 million and $5.0 million to Western and Southern, Fort Washington, and IFS, respectively.  During 2008, the Company paid $7.3 million, $1.3 million and $5.4 million to Western and Southern, Fort Washington, and IFS, respectively. The charges for services are considered reasonable and in accordance with the requirements of applicable insurance law and regulations.

The Company received $11.7 million in capital contributions from Integrity during 2009.  The capital contributions consisted of $6.7 million in cash, which was received on March 24, 2009 and $5.0 million in cash, which was accrued for on December 31, 2009.  The cash was received on January 11, 2010.  The Company received $94.2 million in capital contributions from Integrity during 2008.  The capital contributions consisted of $20.0 million in cash, which was received on June 30, 2008, $18.5 million in common stocks at fair value, which were received on August 25, 2008, and $35.6 million in debt securities at fair value and $20.0 million in cash, which were received on December 29, 2008.  The Company paid no dividends during 2010, 2009 and 2008.

33

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements.  The ceded insurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within capital resources.

The effects of reinsurance on premiums, annuity considerations and deposit-type funds are as follows for the years ended December 31:

	2010	2009	2008
	(in thousands)
Direct premiums	$346,414	$552,695	$757,664
Assumed premiums:
Affiliates	—	—	—
Non-affiliates	—	—	1,307
Ceded premiums:
Affiliates	—	—	—
Non-affiliates	(149)	(168)	(179)
Net premiums	$346,265	$552,527	$758,792

The Company’s ceded reinsurance arrangements reduced other certain items in the accompanying financial statements by the following amounts as of and for the years ended December 31:

	2010	2009	2008
	(in thousands)
Benefits paid or provided:
Affiliates	$—	$—	$—
Non-affiliates	394	489	418
Policy and contract liabilities:
Affiliates	—	—	—
Non-affiliates	1,457	2,335	2,120

In 2010 and 2009, the Company did not commute any ceded reinsurance nor did it enter into or engage in any agreement that reinsures policies or contracts that were in-force or had existing reserves as of the effective date of such agreements.

Neither the Company nor any of its related parties control, directly or indirectly, any reinsurers with whom the Company conducts business. No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. At December 31, 2010, there are no reinsurance agreements in effect such that the amount of losses paid or accrued exceed the total direct premium collected.  The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

There would be no reduction in surplus at December 31, 2010, if all reinsurance ceded agreements were cancelled.

34

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes

The Company is included in the consolidated federal income tax return of Western and Southern. The Company had a receivable (payable) from (to) Western and Southern in the amount of $(2.8) million and $0.3 million at December 31, 2010 and 2009, respectively.  The tax years of 2010, 2009 and 2008 remain subject to examination by major tax jurisdictions.

The amount of federal income taxes incurred that will be available for recoupment at December 31, 2010 in the event of future net losses is $14.8 million, $0.5 million, and $0.0 million from 2010, 2009, and 2008, respectively.

The change in net deferred income taxes is comprised of the following:

		Ordinary	Capital	Total
		(in thousands)
2010:
(a)	Gross deferred tax assets	$25,249	$5,844	$31,093
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	25,249	5,844	31,093
(d)	Deferred tax liabilities	8,147	5,276	13,423
(e)	Net deferred tax assets (c – d)	17,102	568	17,670
(f)	Deferred tax assets nonadmitted	2,972	—	2,972
(g)	Net admitted deferred tax assets (e – f)	$14,130	$568	$14,698

		Ordinary	Capital	Total
		(in thousands)
2009:
(a)	Gross deferred tax assets	$26,047	$6,925	$32,972
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	26,047	6,925	32,972
(d)	Deferred tax liabilities	6,608	5,710	12,318
(e)	Net deferred tax assets (c – d)	19,439	1,215	20,654
(f)	Deferred tax assets nonadmitted	6,902	—	6,902
(g)	Net admitted deferred tax assets (e – f)	$12,537	$1,215	$13,752

		Ordinary	Capital	Total
		(in thousands)
Change:
(a)	Gross deferred tax assets	$(798)	$(1,081)	$(1,879)
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	(798)	(1,081)	(1,879)
(d)	Deferred tax liabilities	1,539	(434)	1,105
(e)	Net deferred tax assets (c – d)	(2,337)	(647)	(2,984)
(f)	Deferred tax assets nonadmitted	(3,930)	—	(3,930)
(g)	Net admitted deferred tax assets (e – f)	$1,593	$(647)	$946

35

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

The Company has elected to admit DTAs pursuant to paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10.  The current period election does not differ from the prior period election.

The following table provides the increased amount by tax character, and the change in such, of admitted adjusted gross DTAs as the result of the application of paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10:

	2010	2009	Change
	(in thousands)
Increase (decrease) in deferred tax assets admitted from SSAP 10R, para. 10.e.	$5,168	$5,239	$(71)

		Ordinary	Capital	Total
		(in thousands)
2010:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$7,261	$2,269	$9,530
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	—	—	—
(c)	SSAP 10R, Paragraph 10.b.i.	—	—	—
(d)	SSAP 10R, Paragraph 10.b.ii.			22,747
(e)	SSAP 10R, Paragraph 10.c.	9,848	3,575	13,423
(f)	Total (a + b + e)	$17,109	$5,844	$22,953

Admission calculation components SSAP 10R, Paragraph 10.e.:

(g)	SSAP 10R, Paragraph 10.e.i.	$12,429	$2,269	$14,698
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	—	—	—
(i)	SSAP 10R, Paragraph 10.e.ii.a.	—	—	—
(j)	SSAP 10R, Paragraph 10.e.ii.b.			34,121
(k)	SSAP 10R, Paragraph 10.e.iii.	9,848	3,575	13,423
(l)	Total (g + h + k)	$22,277	$5,844	$28,121

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital	$271,597
(n)	RBC authorized control level	$38,417

36

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
2009:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$1,500	$9	$1,509
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	1,304	5,700	7,004
(c)	SSAP 10R, Paragraph 10.b.i.	1,304	5,700	7,004
(d)	SSAP 10R, Paragraph 10.b.ii.			19,588
(e)	SSAP 10R, Paragraph 10.c.	11,102	1,216	12,318
(f)	Total (a + b + e)	$13,906	$6,925	$20,831

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$1,500	$9	$1,509
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	6,543	5,700	12,243
(i)	SSAP 10R, Paragraph 10.e.ii.a.	6,543	5,700	12,243
(j)	SSAP 10R, Paragraph 10.e.ii.b.			29,382
(k)	SSAP 10R, Paragraph 10.e.iii.	11,102	1,216	12,318
(l)	Total (g + h + k)	$19,145	$6,925	$26,070

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital	$231,492
(n)	RBC authorized control level	$40,007

		Ordinary	Capital	Total
		(in thousands)
Change:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$5,761	$2,260	$8,021
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	(1,304)	(5,700)	(7,004)
(c)	SSAP 10R, Paragraph 10.b.i.	(1,304)	(5,700)	(7,004)
(d)	SSAP 10R, Paragraph 10.b.ii.			3,159
(e)	SSAP 10R, Paragraph 10.c.	(1,254)	2,359	1,105
(f)	Total (a + b + e)	$3,203	$(1,081)	$2,122

37

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$10,929	$2,260	$13,189
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	(6,543)	(5,700)	(12,243)
(i)	SSAP 10R, Paragraph 10.e.ii.a.	(6,543)	(5,700)	(12,243)
(j)	SSAP 10R, Paragraph 10.e.ii.b.			4,739
(k)	SSAP 10R, Paragraph 10.e.iii.	(1,254)	2,359	1,105
(l)	Total (g + h + k)	$3,132	$(1,081)	$2,051

The changes in total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital	$40,105
(n)	RBC authorized control level	$(1,590)

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation and the increased amount of deferred tax assets, admitted assets and statutory surplus as a result of the application of SSAP No. 10R, paragraph 10.e. is as follows:

		Ordinary	Capital	Total
		(in thousands)
2010:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$17,109	$5,844	$22,953
(b)	Admitted assets			$4,825,437
(c)	Adjusted statutory surplus *			$246,817
(d)	Total adjusted capital from DTAs			$266,429

Increases due to SSAP 10R, Paragraph 10.e.:

(e)	Admitted deferred tax assets	$5,168	$—	$5,168
(f)	Admitted assets			$5,168
(g)	Statutory surplus			$5,168

38

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
2009:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$13,906	$6,925	$20,831
(b)	Admitted assets			$4,427,206
(c)	Adjusted statutory surplus *			$220,351
(d)	Total adjusted capital from DTAs			$226,253

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$5,239	$—	$5,239
(f)	Admitted assets			$5,239
(g)	Statutory surplus			$5,239

		Ordinary	Capital	Total
		(in thousands)
Change:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$3,203	$(1,081)	$2,122
(b)	Admitted assets			$398,231
(c)	Adjusted statutory surplus *			$26,466
(d)	Total adjusted capital from DTAs			$40,176

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$(71)	$—	$(71)
(f)	Admitted assets			$(71)
(g)	Statutory surplus			$(71)

*          As reported on the statutory balance sheet for the most recently filed statement with the Ohio Department of Insurance commissioner adjusted in accordance with SSAP 10R, Paragraph 10.b.ii.

Nonadmitted deferred tax assets (increased) decreased by $3.9 million, $14.0 million and $(19.1) million for the years ended December 31, 2010, 2009 and 2008, respectively.

The impact of tax planning strategies on adjusted gross DTAs and net admitted DTAs for the year ended December 31, 2010, is as follows:

	Ordinary	Capital	Total
Adjusted gross DTA (% of total adjusted gross DTAs)	3.22%	18.79%	22.01%
Net admitted adjusted gross DTAs (% of total net admitted adjusted gross DTAs)	3.56%	20.78%	24.34%

39

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

Current income taxes for the years ended December 31, consist of the following major components:

	2010	2009	2008
	(in thousands)
Federal	$12,708	$144	$(11,146)
Foreign	—	—	—
Subtotal	12,708	144	(11,146)
Federal income tax on net capital gains	2,126	8	1,120
Utilization of capital loss carry-forwards	—	—	—
Other	366	1,417	(1,535)
Federal and foreign income taxes incurred	$15,200	$1,569	$(11,561)

The main components of the deferred tax amounts at December 31, are as follows:

			2010	2009	Change
			(in thousands)
Deferred tax assets
(a)	Ordinary:
	(1)	Discounting of unpaid losses	$—	$—	$—
	(2)	Unearned premium revenue	—	—	—
	(3)	Policyholder reserves	14,275	12,994	1,281
	(4)	Investments	2,791	4,337	(1,546)
	(5)	Deferred acquisition costs	8,183	8,716	(533)
	(6)	Policyholder dividends accrual	—	—	—
	(7)	Fixed assets	—	—	—
	(8)	Compensation and benefits accrual	—	—	—
	(9)	Pension accrual	—	—	—
	(10)	Receivables – nonadmitted	—	—	—
	(11)	Net operating loss carry-forward	—	—	—
	(12)	Tax credit carry-forward	—	—	—
	(13)	Other	—	—	—
	(14)	Subtotal	25,249	26,047	(798)
(b)	Statutory valuation allowance adjustment		—	—	—
(c)	Nonadmitted		2,972	6,902	(3,930)
(d)	Admitted ordinary deferred tax assets (a14 – b – c)		22,277	19,145	3,132

40

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

			2010	2009	Change
			(in thousands)
Deferred tax assets (continued)
(e)	Capital:
	(1)	Investments	5,844	6,925	(1,081)
	(2)	Net capital loss carry-forward	—	—	—
	(3)	Real estate	—	—	—
	(4)	Other	—	—	—
	(5)	Subtotal	5,844	6,925	(1,081)
(f)	Statutory valuation allowance adjustment		—	—	—
(g)	Nonadmitted		—	—	—
(h)	Admitted capital deferred tax assets (e5 – f – g)		5,844	6,925	(1,081)
(i)	Admitted deferred tax assets ( d + h)		$28,121	$26,070	$2,051

Deferred tax liabilities
(a)	Ordinary:
	(1)	Investments	$2,527	$311	$2,216
	(2)	Fixed assets	—	—	—
	(3)	Deferred and uncollected premium	—	—	—
	(4)	Policyholder reserves	5,620	6,297	(677)
	(5)	Other	—	—	—
	(6)	Subtotal	8,147	6,608	1,539
(b)	Capital:
	(1)	Investments	5,276	5,710	(434)
	(2)	Real estate	—	—	—
	(3)	Other	—	—	—
	(4)	Subtotal	5,276	5,710	(434)
(c)	Deferred tax liabilities (a6 + b4)		$13,423	$12,318	$1,105

Net deferred tax assets (liabilities)			$14,698	$13,752	$946

41

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

The Company’s federal income tax expense (benefit) and change in net deferred income taxes differs from the amount obtained by applying the federal statutory rate of 35% to gain from operations before federal income tax expense and net realized capital gains.  The significant differences for the year ended December 31, are as follows (in thousands):

		Effective		Effective		Effective
	2010	Tax Rate	2009	Tax Rate	2008	Tax Rate
Provision computed at statutory rate	$15,894	35.00%	$5,868	35.00%	$(16,359)	(35.00)%
Dividends received deduction	(319)	(0.70)	458	2.73	(1,272)	(2.72)
Tax credits	(74)	(0.16)	(71)	(0.42)	—	0.00
Separate account adjustment	—	0.00	532	3.17	(2,908)	(6.22)
Other	90	0.19	281	1.68	7,272	15.56
Total	$15,591	34.33%	$7,068	42.16%	$(13,267)	(28.38)%

Federal income taxes incurred	$13,074	28.79%	$1,561	9.31%	$(12,681)	(27.13)%
Change in net deferred income taxes*	2,517	5.54	5,507	32.85	(586)	(1.25)
Total statutory income taxes	$15,591	34.33%	$7,068	42.16%	$(13,267)	(28.38)%

*          Excludes change in net deferred income taxes on certain realized gains/losses of $(1,464), ($4,455) and ($9,450) for the years ended December 31, 2010, 2009 and 2008, respectively.

42

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

7.  Regulatory Matters

The Company is required by statutory regulations to meet minimum risk-based capital standards.  Risk-based capital is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile.  At December 31, 2010 and 2009, the Company exceeded the minimum risk-based capital.

State regulatory authorities have powers relating to granting and revoking licenses to transact business, the licensing of agents, the regulation of premium rates and trade practices, the form and content of insurance policies, the content of advertising material, financial statements and the nature of permitted practices.

Under New York insurance laws, the Company may pay dividends only out of its earnings and surplus, subject to at least thirty days prior notice to the New York Insurance Superintendent and no disapproval from the Superintendent prior to the date of such dividend. The Superintendent may disapprove a proposed dividend if the Superintendent finds that the financial condition of the Company does not warrant such distribution. The Company may not pay any dividends during 2011 without prior approval.

8.  Commitments and Contingencies

The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts.  The Company believes the resolution of these actions will not have a material effect on the Company’s financial position or results of operations.

Executive Life Insurance Company of New York (ELNY), a New York domestic life insurer, was placed into rehabilitation on April 23, 1991 by the New York Superintendent of Insurance.  A plan of rehabilitation was approved by the New York court supervising the rehabilitation proceedings in 1992, and since then the rehabilitation has been administered by the New York Liquidation Bureau (NYLB), on behalf of the Superintendent, as statutory rehabilitator.  ELNY remains in rehabilitation and an order of liquidation with a finding of insolvency has not yet been sought or granted.  The NYLB is attempting to develop a plan that would result in additional funding being raised to help secure the benefits of ELNY’s policyholders.  No guaranty association has yet to enter into a legally binding commitment to participate in any plan or contribute any level of funding.  As a result, at this time, we cannot confirm which particular state guaranty associations will participate in any plan.  The Company has potential material loss exposure to this matter as a result of writing a significant portion of its annuity business in the State of New York.  However, due to significant uncertainties surrounding the ultimate outcome, management is unable to make a reasonable estimate of such loss exposure.

At December 31, 2010, the Company does not have any material lease agreements for office space or equipment.

At December 31, 2010, the Company has future commitments to provide additional capital contributions of $14.6 million to private equity joint ventures, limited partnerships and limited liability companies.

43

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

9.  Annuity Reserves and Deposit-Type Contract Liabilities

At December 31, 2010, the Company’s general and separate account annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(in thousands)
Subject to discretionary withdrawal:
With market value adjustment	$2,005,927	46.9%
At book value less current surrender charge of 5% or more	1,060,060	24.8%
At fair value	418,066	9.8%
Total with adjustment or at market value	3,484,053	81.5%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	504,570	11.8%
Not subject to discretionary withdrawal	285,601	6.7%
Total annuity reserves and deposit fund liabilities (before reinsurance)	4,274,224	100.0%
Less reinsurance ceded	—
Net annuity reserves and deposit fund liabilities	$4,274,224

Of the total net annuity reserves and deposit fund liabilities of $4,274.2 million at December 31, 2010, $1,850.6 million was included in the general account and $2,423.6 million was included in the separate accounts.

Interest rate changes may have temporary effects on the sale and profitability of annuity products offered by the Company. Although the rates offered by the Company are adjustable in the long-term, in the short-term they may be subject to contractual and competitive restrictions, which may prevent timely adjustment. The Company’s management constantly monitors interest rates with respect to a spectrum of product durations and sells annuities that permit flexible responses to interest rate changes as part of the Company’s management of interest spreads. However, adverse changes in investment yields on invested assets will affect the earnings on those products with a guaranteed return.

44

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

10.  Separate Accounts

The Company’s guaranteed separate accounts consist of non-indexed, guaranteed rate options.  The guaranteed rate options are sold as fixed annuity products or as an investment option within the Company’s variable annuity products.  These options carry a minimum interest guarantee based on the guarantee period selected by the policyholder.  The fixed annuity products currently offered provide a death benefit equal to the account value.  The fixed investment options currently offered within the Company’s variable annuity products provide the death benefits listed below for variable annuities.

The Company’s nonguaranteed separate accounts consist of variable annuities.  The net investment experience of variable annuities is credited directly to the policyholder and can be positive or negative. Variable annuities include minimum guaranteed death benefits that vary by product and include optional death benefits available on some products.  The death benefits currently offered by the Company include the following: account value, return of premium paid, a death benefit that is adjusted after 7 years to the current account value, and a death benefit that is adjusted periodically to the current account value.  Some variable annuities also provide a minimum guaranteed withdrawal benefit or minimum guaranteed accumulation benefit.

As of December 31, 2010, the Company’s general account had a maximum guarantee for separate account liabilities of $33.6 million. To compensate the general account for the risk taken, the separate accounts paid risk charges of $0.2 million in 2010. As of December 31, 2010, the Company’s general account paid $1.1 million towards separate account guarantees.

45

National Integrity Life Insurance Company

Notes to the Financial Statements (Statutory-Basis) (continued)

10.  Separate Accounts (continued)

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2010 is as follows:

	Separate Accounts with Guarantees
	Nonindexed Guaranteed Less than / equal to 4%	Nonindexed Guaranteed More than 4%	Nonguaranteed Separate Accounts	Total
	(in thousands)
Premiums, considerations or deposits	$88,480	$33,443	$25,570	$147,493

Reserves for separate accounts with assets at:
Fair value	$—	$—	$418,066	$418,066
Amortized cost	729,556	1,276,033	—	2,005,589
Total reserves	$729,556	$1,276,033	$418,066	$2,423,655

Reserves for separate accounts by withdrawal characteristics:
Subject to discretionary withdrawal:
With fair value adjustment	$729,556	$1,276,033	$—	$2,005,589
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—
At fair value	—	—	418,066	418,066
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—
Subtotal	729,556	1,276,033	418,066	2,423,655
Not subject to discretionary withdrawal	—	—	—	—
Total separate accounts reserves	$729,556	$1,276,033	$418,066	$2,423,655

A reconciliation of the amounts transferred to and from the separate accounts for the year ended December 31, 2010 is presented below:

2010
(in thousands)
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:
Transfers to separate accounts	$147,493
Transfers from separate accounts	363,159
Net transfers to (from) separate accounts	(215,666)

Reconciling adjustments:
Policy deductions and other expenses	271
Bonus account value	(179)
Other changes in surplus in Separate Account Statement	(7)
Other account adjustments	(709)

Transfers as reported in the Summary of Operations of the Company	$(216,290)

46

Financial Statement Schedules (Statutory-Basis)

National Integrity Life Insurance Company

Summary of Investments - Other Than Investments in Related Parties

(in thousands)

December 31, 2010

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at which shown in the Balance Sheet
Debt securities
Bonds:
United States government and government agencies and authorities	$85,738	$84,701	$85,738
States, municipalities and political subdivisions	188,464	189,401	188,464
Foreign governments	34,241	36,859	34,241
All other corporate bonds	1,646,683	1,754,051	1,646,683
Total fixed maturities	1,955,126	2,065,012	1,955,126

Equity securities
Common stocks:
Industrial, miscellaneous and all other	18,528	17,318	17,318

Mortgage loans on real estate	27,188		27,188
Policy loans	42,431		42,431
Other long-term investments	17,291		17,291
Cash, cash equivalents and short-term investments	109,296		109,296
Total investments	$2,169,860		$2,168,650

(1)  Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

47

National Integrity Life Insurance Company

Supplementary Insurance Information

(in thousands)

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2010
Individual life	$118,872	$—	$1	$17,627	$9,035	$24,780	$434
Individual health	—	—	—	—	—	—	—	$—
Group life and health	—	—	—	—	—	—	—	—
Annuity	1,730,539	—	125	346,301	99,881	591,771	14,284
	$1,849,411	$—	$126	$363,928	$108,916	$616,551	$14,718

Year ended December 31, 2009
Individual life	$102,218	$—	$1	$4,384	$8,556	$11,405	$256
Individual health	—	—	—	—	—	—	—	$—
Group life and health	—	—	—	—	—	—	—	—
Annuity	1,546,196	—	156	552,567	91,201	770,410	13,115
	$1,648,414	$—	$157	$556,951	$99,757	$781,815	$13,371

Year ended December 31, 2008
Individual life	$101,238	$—	$1	$5,500	$8,089	$12,249	$329
Individual health	—	—	—	—	—	—	—	$—
Group life and health	—	—	—	—	—	—	—	—
Annuity	1,208,798	—	145	757,502	65,600	769,670	13,639
	$1,310,036	$—	$146	$763,002	$73,689	$781,919	$13,968

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

48

National Integrity Life Insurance Company

Reinsurance

(in thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2010
Life insurance in force	$114,915	$8,334	$—	$106,581	0%
Premiums:
Individual life	$17,671	$44	$—	$17,627	0%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	346,406	105	—	346,301	0%
	$364,077	$149	$—	$363,928	0%

Year ended December 31, 2009
Life insurance in force	$116,729	$9,468	$—	$107,261	0%
Premiums:
Individual life	$4,436	$52	$—	$4,384	0%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	552,683	116	—	552,567	0%
	$557,119	$168	$—	$556,951	0%

Year ended December 31, 2008
Life insurance in force	$122,408	$10,270	$—	$112,138	0%
Premiums:
Individual life	$4,224	$31	$1,307	$5,500	24%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	757,650	148	—	757,502	0%
	$761,874	$179	$1,307	$763,002	0%

49

STATUTORY-BASIS FINANCIAL STATEMENTS AND SCHEDULES

The Western and Southern Life Insurance Company

Years Ended December 31, 2010, 2009 and 2008

With Report of Independent Registered Public

Accounting Firm

The Western and Southern Life Insurance Company

Statutory-Basis Financial Statements and Schedules

Years Ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Western and Southern Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Western and Southern Life Insurance Company (the Company) as of December 31, 2010 and 2009, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2010. Our audits also included the statutory-basis financial statement schedules listed in the contents page. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of The Western and Southern Life Insurance Company at December 31, 2010 and 2009, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2010.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Western and Southern Life Insurance Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 1 to the financial statements, in connection with implementing new statutory accounting practices in 2010, the Company changed its method of reporting securities lending transactions. In 2010, the Company also changed the valuation bases for its statutory reserves for certain insurance products. Further, in 2009, the Company changed its methods of accounting for other-than-temporary impairments of investments in loan-backed and structured securities and for deferred income tax assets.

Cincinnati, Ohio	/s/ Ernst & Young LLP
April 25, 2011

1

The Western and Southern Life Insurance Company

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Admitted Assets
Cash and invested assets:
Debt securities	$3,392,567	$3,504,612
Preferred and common stocks	1,041,192	754,775
Investments in common stocks of subsidiaries	1,830,045	1,789,258
Mortgage loans	38,567	44,950
Policy loans	170,600	168,162
Real estate:
Properties held for the production of income	3,581	8,174
Properties occupied by the Company	29,077	30,044
Cash, cash equivalents and short-term investments	148,733	138,092
Receivable for securities	1,023	1,708
Securities lending reinvested collateral assets	93,284	—
Other invested assets	676,441	550,297
Total cash and invested assets	7,425,110	6,990,072

Investment income due and accrued	92,988	44,546
Premiums deferred and uncollected	55,120	54,282
Current federal income taxes recoverable	37,998	16,234
Net deferred income tax asset	35,115	103,167
Receivables from parent, subsidiaries and affiliates	21,802	14,692
Other admitted assets	7,941	39,943
Separate account assets	808,003	692,470
Total admitted assets	$8,484,077	$7,955,406

Liabilities and Capital and Surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$2,607,049	$2,621,805
Accident and health reserves	220,824	236,573
Liability for deposit-type contracts	253,351	256,347
Policy and contract claims	47,626	44,068
Dividends payable to policyholders	41,205	40,594
Premiums received in advance	5,415	6,231
Total policy and contract liabilities	3,175,470	3,205,618

General expense due and accrued	16,687	11,690
Current federal income taxes payable	—	14,442
Asset valuation reserve	211,916	119,715
Interest maintenance reserve	40,544	41,249
Other liabilities	123,096	92,014
Liability for postretirement benefits other than pensions	230,730	233,625
Dividends to stockholders declared and unpaid	100,000	—
Payable for securities lending	244,025	79,707
Separate account liabilities	808,003	692,470
Total liabilities	4,950,471	4,490,530

Capital and surplus:
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Paid-in surplus	25,003	25,003
Accumulated surplus	3,507,603	3,438,873
Total capital and surplus	3,533,606	3,464,876
Total liabilities and capital and surplus	$8,484,077	$7,955,406

See accompanying notes.

2

The Western and Southern Life Insurance Company

Statements of Operations (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Premiums and other revenues:
Premiums and annuity considerations	$286,128	$286,465	$363,952
Net investment income	301,204	264,658	384,162
Considerations for supplementary contracts with life contingencies	127	—	14
Amortization of the interest maintenance reserve	3,653	3,743	4,653
Reserve adjustments on reinsurance ceded	332	392	1,098
Change in reserve from elimination of MODCO reinsurance agreement	—	—	776,000
Recapture fee from elimination of MODCO reinsurance agreement	—	—	74,122
Other revenues	2,168	2,152	81
Total premiums and other revenues	593,612	557,410	1,604,082

Benefits paid or provided:
Death benefits	138,730	139,613	192,585
Annuity benefits	97,267	87,863	89,456
Disability and accident and health benefits	24,413	23,739	26,245
Surrender benefits	90,663	101,454	142,010
Payments on supplementary contracts with life contingencies	151	152	144
Other benefits	15,487	15,497	17,551
Increase (decrease) in policy reserves and other policyholders’ funds	4,249	(3,677)	14,363
Total benefits paid or provided	370,960	364,641	482,354

Insurance expenses and other deductions:
Commissions	42,154	50,650	44,377
Commissions and expenses on reinsurance assumed	2,031	2,109	22,613
General expenses	153,685	153,526	142,066
Net transfers to (from) separate account	(43,552)	(42,092)	(41,636)
Reserve adjustments on reinsurance assumed	(54,548)	(109,349)	(142,858)
Reserve adjustment from elimination of MODCO reinsurance agreement	—	—	776,000
Other deductions	40,383	28,473	9,003
Total insurance expenses and other deductions	140,153	83,317	809,565

Gain (loss) from operations before dividends to policyholders, federal income tax expense, and net realized capital gains (losses)	82,499	109,452	312,163

Dividends to policyholders	59,001	57,884	58,336
Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	23,498	51,568	253,827
Federal income tax expense (benefit), excluding tax on capital gains	(8,887)	134	20,500
Gain (loss) from operations before net realized capital gains (losses)	32,385	51,434	233,327
Net realized capital gains (losses) (excluding gains (losses) transferred to IMR and capital gains tax)	19,884	27,404	61,724

Net income (loss)	$52,269	$78,838	$295,051

See accompanying notes.

3

The Western and Southern Life Insurance Company

Statements of Changes in Capital and Surplus (Statutory-Basis)

Years Ended December 31, 2010, 2009 and 2008

	Common Stock	Paid-In Surplus	Accumulated Surplus	Total Capital and Surplus
	(in thousands)

Balance, January 1, 2008	$1,000	$5,000	$3,699,965	$3,705,965

Net income (loss)	—	—	295,051	295,051
Change in net deferred income tax	—	—	5,933	5,933
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of ($344,072))	—	—	(835,287)	(835,287)
Net change in nonadmitted assets and related items	—	—	(12,446)	(12,446)
Change in asset valuation reserve	—	—	159,748	159,748
Change in additional minimum pension liability over unrecognized prior service cost	—	—	(16,980)	(16,980)
Balance, December 31, 2008	1,000	5,000	3,295,984	3,301,984

Net income (loss)	—	—	78,838	78,838
Change in net deferred income tax	—	—	31,754	31,754
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of $18,131)	—	—	100,604	100,604
Net change in nonadmitted assets and related items	—	—	(16,853)	(16,853)
Change in asset valuation reserve	—	—	(93,921)	(93,921)
Cumulative effect of change in accounting principle	—	—	8,190	8,190
Change in additional minimum pension liability over unrecognized prior service cost	—	—	16,980	16,980
Change in surplus from deferred tax asset (SSAP 10R)	—	—	17,297	17,297
Capital contribution	—	20,003	—	20,003
Balance, December 31, 2009	1,000	25,003	3,438,873	3,464,876

Net income (loss)	—	—	52,269	52,269
Change in net deferred income tax	—	—	(18,639)	(18,639)
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of $49,413)	—	—	131,660	131,660
Net change in nonadmitted assets and related items	—	—	75,625	75,625
Change in asset valuation reserve	—	—	(92,201)	(92,201)
Dividends to stockholders	—	—	(100,000)	(100,000)
Change in reserve on account of change in valuation basis	—	—	34,806	34,806
Change in surplus from deferred tax asset (SSAP 10R)	—	—	(14,790)	(14,790)
Balance, December 31, 2010	$1,000	$25,003	$3,507,603	$3,533,606

See accompanying notes.

4

The Western and Southern Life Insurance Company

Statements of Cash Flow (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Cash from Operations:
Premiums collected net of reinsurance	$285,769	$285,427	$367,260
Net investment income received	288,913	218,919	380,520
Benefits paid	(318,225)	(330,121)	(441,094)
Net transfers from (to) separate accounts	43,552	41,969	41,636
Commissions and expense paid	(135,325)	(132,627)	(105,055)
Dividends paid to policyholders	(58,389)	(58,499)	(58,350)
Federal income taxes recovered (paid)	(99,022)	4,278	(77,363)
Other, net	—	—	74,122
Net cash from (for) operations	7,273	29,346	181,676

Cash from Investments:
Proceeds from investments sold, matured or repaid:
Debt securities	584,558	899,899	1,371,226
Preferred and common stocks	323,808	775,666	1,090,291
Mortgage loans	6,383	1,649	6,548
Real estate	4,476	25,893	8,380
Other invested assets	116,164	135,559	42,033
Net gains (losses) on cash, cash equivalents and short-term investments	56	(740)	4
Miscellaneous proceeds	1,222	—	—
Net proceeds from investments sold, matured or repaid	1,036,667	1,837,926	2,518,482

Cost of investments acquired:
Debt securities	(473,203)	(1,203,004)	(1,506,112)
Preferred and common stocks	(479,608)	(496,986)	(933,130)
Mortgage loans	—	—	(275)
Real estate	(439)	(1,245)	(2,158)
Other invested assets	(250,357)	(90,513)	(90,456)
Miscellaneous applications	24	(412)	(676)
Total cost of investments acquired	(1,203,583)	(1,792,160)	(2,532,807)

Net change in policy and other loans	(2,438)	(5,288)	(1,867)
Net cash from (for) investments	(169,354)	40,478	(16,192)

Cash from Financing and Miscellaneous Sources:
Borrowed money	—	(76,954)	74,667
Net deposits on deposit-type contract funds and other insurance liabilities	(2,996)	16,669	(3,083)
Other cash provided (applied)	175,718	(41,597)	(186,611)
Net cash from (for) financing and miscellaneous sources	172,722	(101,882)	(115,027)

Net change in cash, cash equivalents and short-term investments	10,641	(32,058)	50,457
Cash, cash equivalents and short-term investments:
Beginning of year	138,092	170,150	119,693
End of year	$148,733	$138,092	$170,150

Cash flow information for non-cash transactions:
Capital contribution to Western-Southern Life Assurance Company in:
the form of debt securities	$—	$—	$120,761
the form of common stock	—	111,484	75,000
Capital contribution to Integrity Life Insurance Company in:
the form of debt securities	—	—	35,644
the form of common stock	—	105,197	18,528
Capital contribution to Columbus Life Insurance Company in the form of common stock	—	40,216	—
Capital contribution from Western & Southern Financial Group in the form of common stock	—	20,003	—
Dividend income received from Columbus Life Insurance Company in the form of debt securities	—	—	23,735

See accompanying notes.

5

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis)

December 31, 2010

1.  Nature of Operations and Significant Accounting Policies

The Western and Southern Life Insurance Company (the Company) is a stock life insurance company that offers individual traditional and whole life insurance policies. The Company is licensed in 43 states and the District of Columbia. For the year ended December 31, 2010, approximately 63.0% of the gross premiums and annuity considerations for the Company were derived from Ohio, Indiana, North Carolina, Illinois, and Pennsylvania. The Company is domiciled in Ohio. The Company is an indirect, wholly-owned subsidiary of Western & Southern Mutual Holding Company (Mutual Holding), a mutual holding company formed pursuant to the insurance regulations of the state of Ohio. Ohio law requires Mutual Holding to hold at least a majority voting interest in the Company. Currently, Mutual Holding indirectly holds 100% of the voting interest through Western & Southern Financial Group, its wholly-owned subsidiary. The Company wholly owns the following insurance entities: Western-Southern Life Assurance Company (WSLAC), Columbus Life Insurance Company (Columbus Life) and Integrity Life Insurance Company (Integrity). Integrity Life Insurance Company wholly owns National Integrity Life Insurance Company (National).

The Company has established and operates a closed block for the benefit of holders of most participating individual ordinary and weekly industrial life insurance policies issued on or before the formation of Mutual Holding in 2000 (the Closed Block). Assets have been allocated to the Closed Block in an amount that is expected to produce cash flows which, together with anticipated revenue from the policies included in the Closed Block, are reasonably expected to be sufficient to support the Closed Block policies, the continuation of policyholder dividends, in aggregate, in accordance with the 2000 dividend scale if the experience underlying such scale continues, and for appropriate adjustments in the dividend scale if the experience changes. Invested assets allocated to the Closed Block consist primarily of high quality debt securities, mortgage loans, policy loans, short-term investments, other invested assets, and securities lending reinvested collateral. Invested assets of $2,547.7 million and $2,506.0 million were allocated to the Closed Block as of December 31, 2010 and 2009, respectively. The assets allocated to the Closed Block inure solely for the benefit of the Closed Block policyholders and will not revert to the benefit of the Company. The purpose of the Closed Block is to protect the policy dividend expectations of these policies after the formation of Mutual Holding. The Closed Block will continue in effect until the last policy in the Closed Block is no longer in force.

6

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Use of Estimates

The preparation of statutory-basis financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department (the Department).  The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Ohio.  These practices differ in some respects from U.S. generally accepted accounting principles (GAAP).  The more significant differences follow.

Investments

Investments in debt securities and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on the NAIC’s rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income (loss) for those designated as available-for-sale.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. The prospective method is used to determine amortized cost for securities that experience a decline that is deemed to be other-than-temporary. Securities that are in an unrealized loss position which the Company intends to sell, or does not have the intent and ability to hold until recovery, are written down to fair value as a realized loss.  Securities that are in an unrealized loss position which the Company has the intent and ability to hold until recovery are written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  If high credit quality securities are adjusted, the retrospective method is used.

7

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

The Company monitors other investments to determine if there has been an other-than-temporary decline in fair value.  Factors management considers for each identified security include the following:

•                  the extent and length of time the fair value has been below the book/adjusted carry value;

•                  the reasons for the decline in value;

•                  specific credit issues related to the issuer and current economic conditions, including the current and future impact of any specific events;

•                  for structured investments (e.g., residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and other structured investments), factors such as overall deal structure and our position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections are considered;

•                  for all equity securities and other debt securities with credit related declines in fair value, the Company’s intent and ability to hold the security long enough for it to recover its value to book/adjusted carry value;

•                  for all other debt securities with interest related declines in fair value, the Company’s intent to sell the security before recovery of its book/adjusted carry value.

If the decline is judged to be other-than-temporary, an impairment charge to fair value is recorded as a net realized capital loss in the period the determination is made.  Under GAAP, if the decline is judged to be other-than-temporary because the Company has the intent to sell the debt security or is more likely than not to be required to sell the debt security before its anticipated recovery, an impairment charge to fair value is recorded as a net realized capital loss.  If the decline is judged to be other-than-temporary because the Company does not expect to recover the entire amortized cost basis of the security due to expected credit losses, an impairment charge is recorded to net realized capital loss as the difference between amortized cost and the net present value of expected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment.

Investments in real estate are reported net of required obligations rather than on a gross basis as for GAAP.  Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company’s occupancy of those properties.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally debt securities and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual security sold in 5-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

8

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in capital and surplus. AVR is not recognized for GAAP.

Subsidiaries

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred.  Under GAAP, policy acquisition costs, related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investments, mortality, and expense margins.

Nonadmitted Assets

Certain assets designated as “nonadmitted” (principally the prepaid pension asset, the intangible pension asset, investments in unaudited subsidiaries and controlled and affiliated entities and electronic data processing equipment, software, and furniture and other equipment), and other assets not specifically identified as admitted assets within the NAIC’s Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to accumulated surplus.  Under GAAP, such assets are included in the balance sheets.

Premiums and Benefits

Revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

9

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Benefit Reserves

Certain policy reserves are calculated using statutorily prescribed interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance

A liability for reinsurance balances is required to be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business.  Changes to those amounts are credited or charged directly to capital and surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.  Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with policy acquisition costs as required under GAAP.

Employee Benefits

For purposes of calculating the Company’s pension and postretirement benefit obligations, only vested participants and current retirees are included in the valuation.  Under GAAP, active participants not currently eligible also would be included.  In addition, unrecognized gains or losses and unrecognized prior service cost are included in other comprehensive income under GAAP.

Deferred Income Taxes

Deferred tax assets are recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.  Deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within three years of the balance sheet date or 15% of capital and surplus excluding any net deferred tax assets (realization within one year and 10% prior to 2009), electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted.  Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in all future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.

10

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

A reconciliation of capital and surplus and net income of the Company as determined in accordance with NAIC SAP to amounts determined in accordance with GAAP as of December 31 and for the year then ended is as follows:

	2010	2009
	(in thousands)
Capital and surplus as reported in the accompanying statutory-basis financial statements	$3,533,606	$3,464,876
Deferred policy acquisition costs	231,190	247,006
Policy reserves	50,012	86,271
Asset valuation and interest maintenance reserves	252,460	160,964
Unrecognized benefit plan adjustments	(919)	(1,948)
Employee benefits	(35,142)	(147,851)
Income taxes	(147,435)	(90,110)
Net unrealized on available-for-sale securities	152,091	31,043
Subsidiary equity	959,601	499,763
Policyholder dividend obligation	(205,132)	(97,600)
Subsidiary reinsurance recoverable	149,999	113,427
Other, net	30,366	31,271
Stockholder’s equity, GAAP basis	$4,970,697	$4,297,112

11

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

	2010	2009	2008
	(in thousands)
Net income (loss) as reported in the accompanying statutory-basis financial statements	$52,269	$78,838	$295,051
Deferred policy acquisition costs	3,966	10,785	(14,198)
Policy reserves	(370)	(3,980)	5,819
Employee benefit income	5,197	3,105	1,096
Income taxes	(33,061)	28,788	33,507
Interest maintenance reserve	(705)	7,080	(6,928)
SAP vs. GAAP subsidiary income	176,928	29,246	(141,219)
Private equity/real estate adjustments	40,333	13,193	15,533
Investment write-downs	1,326	41,872	(20,654)
Recapture fee from elimination of MODCO reinsurance	—	—	(74,122)
Income from subsidiary reinsurance	36,628	(11,696)	(3,524)
Dividends from subsidiaries	(50,000)	—	(50,000)
Other, net	7,562	(1,224)	(35,347)
Net income (loss), GAAP basis	$240,073	$196,007	$5,014

Other significant statutory accounting practices follow.

Investments

Debt securities, preferred stocks, common stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

Debt securities not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from Bloomberg, Trepp, dealer surveys or internal estimates and are based on the current interest rate and economic environment.  The retrospective adjustment method is used to value all such securities except securities that are deemed to be other-than-temporarily impaired and securities that are principal-only or interest-only, which are valued using the prospective method.

Unaffiliated common stocks are reported at fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

12

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost.  All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value.  Nonredeemable preferred stocks are reported at fair value or lower of cost or fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

There are no restrictions on unaffiliated common or preferred stocks.

Short-term investments include investments with remaining maturities of one year or less at the date of acquisition and are principally stated at amortized cost, which approximates fair value.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost, which approximates fair value.

The Company’s insurance subsidiaries are reported at their underlying statutory equity.  The Company’s noninsurance subsidiaries are reported based on underlying audited GAAP equity.  The net change in the subsidiaries’ equity is included in capital and surplus.

Joint ventures, partnerships, and limited liability companies are carried at the Company’s interest in the underlying audited GAAP equity of the investee.  Undistributed earnings allocated to the Company are reported in the change in net unrealized capital gains or losses.  Distributions from earnings of the investees are reported as net investment income when received.  Because of the indirect nature of these investments, there is an inherent reduction in transparency and liquidity and increased complexity in valuing the underlying investments.  As a result, these investments are actively managed by Company management via detailed evaluation of the investment performance relative to risk.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment.  A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement.  When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down to realized value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

Real estate occupied by the Company and real estate held for the production of income are reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations.  Depreciation is computed by the straight-line method over the estimated useful life of the properties.

13

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Property acquired in the satisfaction of debt is recorded at the lower of cost less accumulated depreciation or fair market value.

Realized capital gains and losses are determined using the specific identification method.

Premiums

Life and accident and health premiums are recognized as revenue when due.  Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Policy Reserves

Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and does return any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Policies issued subject to multiple table substandard extra premiums are valued on the standard reserve basis which recognizes the non-level incidence of the excess mortality costs. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves, or the net premiums exceed the gross premiums on any insurance in-force.

Policy reserves for life insurance and supplemental benefits are computed on the Commissioner’s Reserve Valuation Method.  The following mortality tables and interest rates are used:

	Percentage of Reserves
	2010	2009
Life insurance:
1941 Commissioners Standard Ordinary, 2-1/4% – 3-1/2%	11%	11%
1941 Standard Industrial, 2-1/2% – 3-1/2%	15	15
1958 Commissioners Standard Ordinary, 2-1/2% – 6%	27	27
1980 Commissioners Standard Ordinary, 4% – 6%	36	35
2001 Commissioners Standard Ordinary, 4% – 4-1/2%	4	3
Other, 2-1/2% – 6%	5	6
	98	97
Other benefits (including annuities):
Various, 2-1/2% – 8-1/4%	2	3
	100%	100%

14

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

The mean reserve method is used to adjust the calculated terminal reserve to the appropriate reserve at December 31. Mean reserves are determined by computing the regular mean reserve for the plan at the rated age and holding, in addition, one-half of the extra premium charge for the year. Policies issued after July 1st for substandard lives, are charged an extra premium plus the regular premium for the true age. Mean reserves are based on appropriate multiples of standard rates of mortality. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.

For substandard table ratings, mean reserves are based on 125% to 500% of standard mortality rates.  For flat extra ratings, mean reserves are based on the standard or substandard mortality rates increased by one to twenty-five deaths per thousand.

As of December 31, 2010 and 2009, reserves of $34.8 million and $40.1 million, respectively, were recorded on inforce amounts of $1,625.2 million and $1,787.9 million, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies is calculated as one-hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not exceed the Company’s policy reserves and have an adverse effect on the Company’s results of operations and financial condition.  Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company’s policy reserves.

Policyholders’ Dividends

The amount of policyholders’ dividends to be paid (including those on policies included in the Closed Block) is determined annually by the Company’s Board of Directors.  The aggregate amount of policyholders’ dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

15

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Policy and Contract Claims

Policy and contract claims in process of settlement represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2010 and 2009.  The reserves for unpaid claims are estimated using individual case-basis valuations and statistical analysis.  These estimates are subject to the effects of trends in claim severity and frequency.  Although considerable variability is inherent in such estimates, management believes that the reserves for claims are adequate.  The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Securities Lending

At December 31, 2010, the Company has loaned various debt securities, preferred stocks and common stocks as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value is $237.2 million and $75.9 million in the general and separate account, respectively.  At December 31, 2009, the Company had loaned various US Treasury securities and corporate bonds as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value was $134.7 million and $16.0 million in the general and separate account, respectively.  The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as invested assets in the balance sheets.  There is no difference in the policy and procedures for the separate account.

The Company requires at the initial transaction that the fair value of the cash collateral received must be equal to 102% of the fair value of the loaned securities.  The Company monitors the ratio of the fair value of the collateral to loaned securities to ensure it does not fall below 100%.  If the fair value of the collateral falls below 100% of the fair value of the securities loaned, the Company non-admits that portion of the loaned security.  At December 31, 2010 and 2009, the Company did not non-admit any portion of the loaned securities.  The Company reports all collateral on the balance sheet with an offsetting liability recognized for the obligation to return the collateral.  Collateral for the securities lending program is either managed by an affiliated agent of the Company or is managed by the Bank of New York Mellon, an unaffiliated agent.  Collateral managed by an affiliated agent is invested primarily in investment-grade debt securities and cash equivalents and is included in the applicable amount on the balance sheets because the funds are available for the general use of the Company.  Collateral managed by an unaffiliated agent is invested in cash equivalents and is included in securities lending reinvested

16

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

collateral assets on the balance sheet at December 31, 2010.  At December 31, 2009, the collateral managed by an unaffiliated agent was not reported on the balance sheet because it was not available for the general use of the Company. (See the Accounting Changes section in Note 1 for further discussion).

At December 31, 2010, the collateral for all securities on loan could be requested to be returned on demand by the borrower.  At December 31, 2010, the fair value of the total collateral in the general account is $242.8 million, $149.8 million of which is managed by an affiliated agent and $93.0 million of which is managed by an unaffiliated agent.  The fair value of the total collateral in the separate account is $77.9 million, which is all managed by an unaffiliated agent.  At December 31, 2009, the fair value of the total collateral for the general account was $137.1 million, $78.9 million of which was managed by an affiliated agent and $58.2 million of which was managed by an unaffiliated agent. The fair value of the total collateral in the separate account was $15.6 million, which was all managed by an unaffiliated agent.  The Company receives cash collateral in an amount in excess of the fair value of the securities loaned.  The Company reinvests the cash collateral primarily in investment-grade debt securities and cash equivalents.  The aggregate collateral broken out by maturity date is as follows:

	Amortized Cost	Fair Value
	(in thousands)
Open	$—	$—
30 Days or less	247,745	247,431
31 to 60 Days	7,045	7,043
61 to 90 Days	1,011	1,009
91 to 120 Days	1,014	1,015
121 to 180 Days	5,500	5,500
181 to 365 Days	1,004	1,004
1 to 2 Years	—	—
2 to 3 Years	—	—
Greater Than 3 Years	57,655	57,655
Total Collateral	$320,974	$320,657

At December 31, 2010, all of the collateral held for the securities lending program was invested in tradable securities that could be sold and used to pay for the $322.1 million in collateral calls that could come due under a worst-case scenario where all collateral was called simultaneously.

17

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Separate Account

The Company maintains a separate account, which holds all of the Company’s pension plan assets.  The assets of the separate account consist primarily of marketable securities, which are recorded at fair value. All assets are considered legally insulated from the general accounts. There are no separate account liabilities that are guaranteed by the general account. (See Note 10 for further discussion on the general account’s responsibility as it relates to the obligations of the Company’s pension plan.)

The activity within the separate account, including realized and unrealized gains or losses on its investments, has no effect on net income or capital and surplus of the Company.  The Company’s statements of operations reflect annuity payments to pension plan participants and other expenses of the separate account, as well as the reimbursement of such expenses from the separate account.

Federal Income Taxes

The Company files a consolidated income tax return with its eligible subsidiaries.  The provision for federal income taxes is allocated to the individual companies using a separate return method based upon a written tax sharing agreement.  Under the agreement, the benefits from losses of subsidiaries are retained by the subsidiary companies.  The Company pays all federal income taxes due for all members of the group.  The Company then immediately charges or reimburses, as the case may be, the members of the group an amount consistent with the method described in the tax sharing agreement.

The Company includes interest and penalties in the federal income tax line on the statements of operations.

Postretirement Benefits Other Than Pensions

The Company accounts for its postretirement benefits other than pensions on an accrual basis.  The postretirement benefit obligation for current retirees and fully eligible employees is measured by estimating the actuarial present value of benefits expected to be received at retirement using explicit assumptions.

Actuarial and investment gains and losses arising from differences between assumptions and actual experience upon subsequent remeasurement of the obligation may be recognized as a component of the net periodic benefit cost in the current period or amortized.  The net gain or loss will be included as a component of net postretirement benefit cost for a year if, as of the beginning of the year, the unrecognized net gain or loss exceeds ten percent of the postretirement benefit obligation.  That gain or loss, if not recognized immediately, will be amortized over the average life expectancy of the employer’s fully vested and retiree group.

18

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Accounting Changes

In 2010, the Company changed the statutory valuation method for active life group long-term disability coverage from contract reserves to an unearned premium reserve.  SSAP 51, Life Contracts, requires such a change in valuation basis to be recorded directly to surplus rather than as a part of the reserve change recognized in the statement of operations.  The company has recorded an increase of $34.8 million to surplus as a result of the change in valuation basis through the Change in Reserve on Account of Change in Valuation Basis line on the Statement of Changes in Capital and Surplus.

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 91-Revised, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R).  In accordance with SSAP 91R, the Company changed the method of reporting securities lending transactions.  SSAP 91R requires collateral received which may be sold or repledged to be reflected on the balance sheet, along with the obligation to return the collateral.  Collateral received which may not be sold or repledged is not recorded on the balance sheet.  For securities lending transactions reported on the balance sheet, the collateral received and the reinvestment of that collateral by an affiliated agent is reflected with the invested assets on the balance sheet based on the type of investment and an offsetting liability is recognized for the obligation to return the collateral.  The collateral received and the reinvestment of that collateral by an unaffiliated agent must be reflected as a one-line entry on the balance sheet and an offsetting liability is recognized for the obligation to return the collateral.  Prior to the adoption of SSAP 91R, the Company did not reflect collateral reinvested by an unaffiliated agent on the balance sheet.  At December 31, 2010, SSAP 91R resulted in an increase in securities lending reinvested collateral assets of $93.3 million and an increase in the obligation to return the collateral of $93.3 million.

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 100, Fair Value Measurements (SSAP 100).  SSAP 100 establishes a framework for measuring fair value under current statutory accounting pronouncements that require or permit fair value measurement.  SSAP 100 retains the price notion in the definition of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability.  SSAP 100 also clarifies that fair value measurement should be based on market, not entity specific, assumptions that include an adjustment for risk if the market would use such an adjustment in pricing.  SSAP 100 also establishes a three-level fair value measurement hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The highest priority is given to quoted market prices and the lowest priority to unobservable inputs where there is little or no market activity for the asset or liability.  The adoption of SSAP 100 did not have a material impact on the Company’s financial statements.  See Note 3 for further information.

19

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Effective July 1, 2009, the Company adopted Statement of Statutory Accounting Principles No. 43-Revised, Loan-backed and Structured Securities (SSAP 43R).  In accordance with SSAP 43R, the Company changed the method of evaluating and reporting loan-backed and structured securities for which an other-than-temporary impairment may exist.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company intends to sell or does not have the intent and ability to hold until recovery to be written down to fair value as a realized loss.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company has the intent and ability to hold until recovery to be written down to the extent the present value of expected future cash flows is lower than the amortized cost.  SSAP 43R also requires a one time cumulative effect adjustment to change the amortized cost of loan-backed and structured securities to the present value of expected future cash flows at July 1, 2009, for securities still held where an other-than-temporary impairment was previously recognized under SSAP 43, Loan-backed and Structured Securities, or for securities where discounting to present value caused the expected future cash flows to be less than amortized cost at July 1, 2009.  As a result, the Company recorded a cumulative effect adjustment in the amount of $8.2 million through cumulative effect of change in accounting principle on the statements of changes in capital and surplus which represents the increase to unassigned surplus from the adoption of SSAP 43R.  The cumulative effect adjustment is net of federal income taxes of $4.4 million.  SSAP 43R resulted in an increase in bonds of $12.6 million and a decrease in deferred tax assets of $4.4 million.

Effective December 31, 2009, the Company adopted Statement of Statutory Accounting Principles 10R, Income Taxes — Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R).  SSAP 10R amends the deferred tax asset admittance test set forth in SSAP 10, Income Taxes, by using a three year realization threshold and a fifteen percent of statutory capital and surplus threshold in applying the standard.  The adoption of SSAP 10R resulted in an increase to statutory surplus of $17.3 million at December 31, 2009.  SSAP 10R is effective for 2009, 2010 and 2011 financial statements only.  SSAP 10 will be reinstated as authoritative guidance over the reporting of income taxes if subsequent guidance regarding the admissibility of deferred tax assets is not adopted before the end of the effective period.

20

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

For the year beginning January 1, 2009, the Company adopted Statement of Statutory Accounting Principles 99, Accounting for Certain Securities Subsequent to an Other-Than-Temporary Impairment (SSAP 99).  SSAP 99 supersedes guidance in SSAP 26, Bonds, excluding Loan-backed and Structured Securities, SSAP 32, Investments in Preferred Stock, SSAP 43, Loan-backed and Structured Securities, and amends SSAP 34, Investment Income Due and Accrued, by establishing guidance for the treatment of discounts related to particular securities following the recognition of an other-than-temporary impairment.  SSAP 99 establishes that the fair value of the security at the measurement date becomes the new cost basis of the security and that subsequent recoveries in fair value are to be amortized over the remaining life of the security in the prospective manner based on future estimated cash flows for debt securities and redeemable preferred stocks and based on the projected remaining period of principal repayment for loan-backed and structured securities.  This treatment is a change from previous guidance that did not permit recognition of recoveries in fair value until a security was sold or matured.  The adoption of SSAP 99 is prospective.

Reclassifications

Certain prior year amounts in the Company’s statutory-basis financial statements have been reclassified to conform to the 2010 financial statement presentation.

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date.  For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made.  Management has evaluated subsequent events through the issuance of these financial statements on April 25, 2011.

21

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments

The book/adjusted carrying value and fair value of the Company’s investments in debt securities are summarized as follows:

	Book/ Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$38,998	$3,523	$(635)	$41,886
Debt securities issued by states of the U.S. and political subdivisions of the states	47,732	710	(561)	47,881
Corporate securities	2,316,100	236,299	(9,660)	2,542,739
Commercial mortgage-backed securities	199,091	7,964	(22)	207,033
Residential mortgage-backed securities	724,305	15,222	(60,320)	679,207
Asset-backed securities	66,341	3,494	(2,757)	67,078
Total	$3,392,567	$267,212	$(73,955)	$3,585,824

At December 31, 2009:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$153,700	$2,567	$(165)	$156,102
Debt securities issued by states of the U.S. and political subdivisions of the states	20,826	83	(595)	20,314
Corporate securities	2,293,237	155,840	(35,219)	2,413,858
Commercial mortgage-backed securities	170,608	3,670	(500)	173,778
Residential mortgage-backed securities	786,430	8,874	(104,391)	690,913
Asset-backed securities	79,811	3,386	(4,081)	79,116
Total	$3,504,612	$174,420	$(144,951)	$3,534,081

22

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

At December 31, 2010 and 2009, the Company held unrated or less-than-investment grade corporate debt securities with a book value of $285.3 million and $307.3 million, respectively, and an aggregate fair value of $249.4 million and $249.3 million, respectively. Such holdings amounted to 8.4% and 8.8%, respectively, of the Company’s investments in debt securities and 3.4% and 3.9%, respectively, of the Company’s total admitted assets as of December 31, 2010 and 2009.  The Company performs periodic evaluations of the relative credit standing of the issuers of these debt securities.  The Company considers these evaluations in its overall investment strategy.

Unrealized gains and losses on investments in unaffiliated common stocks, common stock mutual funds and common stocks of subsidiaries are reported directly in capital and surplus and do not affect net income. The unrealized gains and unrealized losses on, and the cost and fair value of those investments are as follows:

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
At December 31, 2010:
Preferred stocks	$334	$1	$—	$335

Common stocks, unaffiliated	$617,053	$343,234	$(8,681)	$951,606
Common stocks, mutual funds	81,583	8,106	(437)	89,252
Common stocks, subsidiaries	1,453,548	376,497	—	1,830,045
	$2,152,184	$727,837	$(9,118)	$2,870,903

At December 31, 2009:
Preferred stocks	$2,401	$1	$—	$2,402

Common stocks, unaffiliated	$420,464	$268,355	$(15,473)	$673,346
Common stocks, mutual funds	81,777	2,392	(5,141)	79,028
Common stocks, subsidiaries	1,453,549	360,474	(24,765)	1,789,258
	$1,955,790	$631,221	$(45,379)	$2,541,632

23

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The following table shows gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal To 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$(635)	$14,301	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(561)	19,295	—	—
Corporate securities	(4,140)	133,723	(5,520)	58,429
Commercial mortgage-backed securities	(22)	5,715	—	—
Residential mortgage-backed securities	(1,048)	30,484	(59,272)	237,645
Asset-backed securities	—	—	(2,757)	23,393
Total	$(6,406)	$203,518	$(67,549)	$319,467

Preferred stocks	$—	$—	$—	$—

Common stocks, unaffiliated	$(7,479)	$117,664	$(1,202)	$17,829
Common stocks, mutual funds	(85)	11,080	(352)	4,069
Total	$(7,564)	$128,744	$(1,554)	$21,898

24

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal To 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2009:
U.S. Treasury securities and obligation of U.S. government corporations and agencies	$(165)	$104,418	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(24)	4,976	(571)	8,004
Corporate securities	(3,432)	190,665	(31,787)	238,036
Commercial mortgage-backed securities	(500)	62,098	—	—
Residential mortgage-backed securities	(5,148)	126,133	(99,243)	231,602
Asset-backed securities	—	—	(4,081)	32,269
Total	$(9,269)	$488,290	$(135,682)	$509,911

Preferred stocks	$—	$—	$—	$—

Common stocks, unaffiliated	$(1,943)	$23,079	$(13,530)	$136,539
Common stocks, mutual funds	—	9	(5,141)	36,217
Total	$(1,943)	$23,088	$(18,671)	$172,756

Investments that are impaired at December 31, 2010 and 2009, for which other-than-temporary impairments have not been recognized, consist mainly of corporate debt securities, residential mortgage-backed securities and unaffiliated common stocks.  The impairment of these corporate debt securities, residential mortgage-backed securities and unaffiliated common stocks has been deemed as temporary due to the assigned rating and the typical fair value fluctuations of these particular securities in the marketplace, as well as the Company’s intent and ability to hold the securities to recovery, or in the case of interest rate related declines, lack of intent to sell the securities.  For residential mortgage-backed securities, the determination of temporary impairment was also based on an evaluation of the present value of expected future cash flows, which were greater than the book adjusted/carrying values of the securities.  The aggregated unrealized loss is approximately 11.0% and 12.2% of the carrying value of these securities at December 31, 2010 and 2009, respectively.  At December 31, 2010, there were a total of 253 securities held that are considered temporarily impaired, 95 of which have been impaired for 12 months or longer.  At December 31, 2009, there were a total of 378 securities held that are considered temporarily impaired, 218 of which had been impaired for 12 months or longer.  The Company recorded other-than-temporary impairments on securities of $11.6 million, $76.9 million and $103.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

25

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The following is a list of each loan-backed security with a recognized other-than-temporary impairment (OTTI) for the year ended December 31, 2010, and the six month period ended December 31, 2009, where the present value of future cash flows expected to be collected was less than the amortized cost basis of the securities:

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
(in thousands)
For the year ended December 31, 2010:

74922EAF6	$408	$396	$12	$396	$321	12/31/2010
75970JAD8	1,605	1,464	141	1,464	1,282	12/31/2010
872225AF4	966	563	403	563	359	12/31/2010
12668BYF4	1,747	1,644	103	1,644	1,281	9/30/2010
75970JAJ5	8,188	7,043	1,145	7,043	4,312	9/30/2010
021468AG8	3,318	3,062	256	3,062	2,358	6/30/2010
02148JAD9	3,873	3,626	247	3,626	2,749	6/30/2010
12628KAA0	63	51	12	51	51	6/30/2010
45660L2V0	6,712	6,430	282	6,430	4,863	6/30/2010
52521HAJ2	3,040	2,917	123	2,917	2,286	6/30/2010
61749EAF4	3,053	2,790	263	2,790	1,890	6/30/2010
75970JAJ5	8,411	8,238	173	8,238	4,866	6/30/2010
76112HAD9	17,087	15,172	1,915	15,172	11,819	6/30/2010
872225AF4	1,787	950	837	950	564	6/30/2010
Total	$60,258	$54,346	$5,912	$54,346	$39,001

For the six month period ended December 31, 2009:

12668BYF4	$1,838	$1,749	$89	$1,749	$1,377	12/31/2009
65538PAF5	8,207	8,023	184	8,023	5,764	12/31/2009
75970JAJ5	8,744	8,446	298	8,446	5,038	12/31/2009
761118MD7	21,594	20,588	1,006	20,588	14,524	12/31/2009
059515BF2	3,810	3,349	461	3,349	2,735	9/30/2009
872225AF4	2,990	1,846	1,144	1,846	803	9/30/2009
Total	$47,183	$44,001	$3,182	$44,001	$30,241

26

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The Company had no other-than-temporary impairments on loan-backed securities for the year ended December 31, 2010, and the six month period ended December 31, 2009, due to the intent to sell the security or the inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis of the security.

A summary of the cost or amortized cost and fair value of the Company’s debt securities at December 31, 2010, by contractual maturity, is as follows:

	Book/Adjusted	Fair
	Carrying Value	Value
	(in thousands)
Years to maturity:
One or less	$78,140	$79,356
After one through five	442,040	467,932
After five through ten	525,089	573,867
After ten	1,357,561	1,511,351
Mortgage-backed/Asset-backed securities	989,737	953,318
Total	$3,392,567	$3,585,824

The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties and because asset-backed and mortgage-backed securities (including floating-rate securities) provide for periodic payments throughout their lives.

Proceeds from sales of investments in debt securities during 2010, 2009 and 2008 were $316.1 million, $723.8 million, and $789.8 million; gross gains of $6.6 million, $15.3 million, and $5.8 million and gross losses of $1.8 million, $8.7 million, and $6.0 million were realized on these sales in 2010, 2009 and 2008, respectively.

Proceeds from the sales of investments in equity securities during 2010, 2009 and 2008 were $316.0 million, $438.7 million, and $1,046.2 million; gross gains of $55.0 million, $130.0 million, and $245.5 million and gross losses of $14.1 million, $51.5 million, and $125.8 million were realized on these sales in 2010, 2009 and 2008, respectively.

27

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows for the year ended December 31:

	2010	2009	2008
	(in thousands)
Realized capital gains (losses)	$34,615	$65,783	$83,267
Less amount transferred to IMR (net of related taxes (benefits) of $1,587 in 2010, $5,827 in 2009 and ($1,225) in 2008)	2,948	10,823	(2,275)
Less federal income tax expense (benefit) of realized capital gains (losses)	11,783	27,556	23,818
Net realized capital gains (losses)	$19,884	$27,404	$61,724

Net investment income consisted of the following for the years ended December 31:

	2010	2009	2008
	(in thousands)
Debt securities	$200,231	$194,731	$190,830
Equity securities	72,657	37,725	129,017
Mortgage loans	3,021	2,989	3,681
Real estate	13,614	18,219	21,310
Policy loans	11,312	11,143	10,581
Cash, cash equivalents and short-term investments	521	1,533	6,913
Other invested assets	17,382	16,340	38,374
Other	856	2,192	5,849
Gross investment income	319,594	284,872	406,555
Investment expenses	18,390	20,214	22,393
Net investment income	$301,204	$264,658	$384,162

The Company’s investments in mortgage loans principally involve commercial real estate. At December 31, 2010, 76.7% of such mortgages, or $29.6 million, involved properties located in Texas and Florida.  Such investments consist of primarily first mortgage liens on completed income-producing properties. The aggregate mortgage outstanding to any one borrower does not exceed $13.6 million.  During 2010, no new mortgage loans were issued.  At the issuance of a loan, the percentage of any one loan to value of security, exclusive of insured, guaranteed or purchase money mortgage did not exceed 80%.  During 2010, the Company did not reduce interest rates on any outstanding mortgages.

Proceeds from the sales of real estate during 2010, 2009 and 2008 were $4.5 million, $25.9 million and $8.4 million, respectively.  No gross gains or losses were realized on the sales of real estate in 2010, 2009 and 2008.

28

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments

Included in various investment-related line items in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value such as when impaired or, for certain bonds and preferred stocks, when carried at the lower of cost or market.

The Company uses fair value measurements to record the fair value of certain assets and liabilities and to estimate the fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.  Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from this fair value discussion.

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on the following hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels.  The Company’s policy is to recognize transfers in and transfers out of levels at the end of the reporting period.

•                  Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets and liabilities primarily include exchange traded equity securities and mutual funds, including those which are part of the Company’s separate account assets.

•                  Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. The Company’s Level 2 assets and liabilities primarily include debt securities within the Company’s separate account for which public quotations are not available but that are priced by third-party pricing services or internal models using observable inputs.

•                  Level 3 — Significant unobservable inputs for the asset or liability. The Company’s Level 3 assets and liabilities primarily include certain debt securities and private equity securities within the Company’s separate account that must be priced using broker quotes or other valuation techniques that utilize significant unobservable inputs.

The following discussion describes the valuation methodologies utilized by the Company for assets and liabilities measured or disclosed at fair value. Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including discount rates, estimates of timing, amount of expected future cash flows and the credit standing of the issuer. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. For Level 3 investments, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. As described below,

29

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

certain fair values are determined through the use of third-party pricing services. Management does not adjust prices received from third parties; however, we do analyze the third-party pricing services’ valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.  Care should be exercised in deriving conclusions about the Company’s business, its value or financial position based on the fair value information of financial instruments presented below.

Debt Securities

The fair values of actively traded debt securities have been determined through the use of third-party pricing services utilizing market observable inputs.  Less liquid private placement securities, auction rate securities and asset/mortgage-backed securities for which the Company does not receive public quotations or if the Company deems the quotations to reflect distressed sales are valued using either broker quotes or by discounting the expected cash flows using current market-consistent rates applicable to the yield, credit quality and maturity of each security.

Equity Securities

The fair values of actively traded equity securities have been determined utilizing publicly quoted prices obtained from third-party pricing services. The fair values of certain equity securities for which no publicly quoted prices are available have been determined through the use of third-party pricing services utilizing market observable inputs. Actively traded mutual funds are valued using the net asset values of the funds.

Mortgage Loans

The fair values for mortgage loans, consisting principally of commercial real estate loans, are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans collateralized by properties with similar investment risk.  The fair values for mortgage loans in default are established at the lower of the fair value of the underlying collateral less costs to sell or the carrying amount of the loan.

Cash, Cash Equivalents and Short-Term Investments

The fair values of cash, cash equivalents and short-term investments are based on quoted market prices.

30

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

Securities Lending Reinvested Collateral Assets

The fair value of securities lending reinvested collateral assets are from third-party sources utilizing publicly quoted prices.

Assets Held in Separate Accounts

Assets held in separate accounts include debt securities, equity securities, mutual funds and private equity investments. The fair values of these assets have been determined using the same methodologies as for debt and equity securities.

Reserves

Fair values for insurance reserves are not required to be disclosed. However, the estimated fair values of all insurance reserves and investment contracts are taken into consideration in the Company’s overall management of interest rate risk.

Securities Lending Liability

The liability represents the Company’s obligation to return collateral related to securities lending transactions.  The liability is short-term in nature and therefore, the fair value of the obligation approximates the carrying amount.

31

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

At December 31, 2009, the Company held financial instruments which were measured at fair value on a non-recurring basis, which primarily included NAIC 6 debt securities required to be reported at the lower of cost or fair value.  At December 31, 2010, SSAP 100 clarified that securities reported at the lower of cost or fair value based on NAIC designation should be classified as recurring regardless if the security was reported in the previous period at amortized cost.  Therefore, additional financial instruments have been included on the reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010.  The additional financial instruments may cause the January 1, 2010 beginning asset/(liability) to differ from the December 31, 2009 ending asset/(liability).  (See the Accounting Changes section in Note 1 for further discussion.)

Assets and liabilities measured at fair value on a recurring basis are outlined below:

	Assets/ (Liabilities) Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
At December 31, 2010:
Assets:
Residential mortgage-backed securities	$324	$—	$—	$324
Common stocks, unaffiliated	951,606	951,606	—	—
Common stocks, mutual funds	89,252	89,252	—	—
Separate account assets	808,003	506,934	146,994	154,075
Total assets	$1,849,185	$1,547,792	$146,994	$154,399

At December 31, 2009:
Assets:
Common stocks, unaffiliated	$673,346	$673,346	$—	$—
Common stocks, mutual funds	79,028	79,028	—	—
Separate accounts assets	692,470	369,106	193,663	129,701
Total assets	$1,444,844	$1,121,480	$193,663	$129,701

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

32

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010, is as follows:

								Changes in
								Unrealized
								Gains
	Beginning							(Losses)
	Asset/	Total			Purchases,		Ending Asset/	Included in
	(Liability)	Realized/Unrealized Gains			Sales,		(Liability)	Net Income
	as of	(Losses) Included in*:			Issuances	Transfers	as of	Related to
	January 1,	Net			and	In (Out)	December 31,	Positions
	2010	Income	Surplus	Other	Settlements	of Level 3	2010	Still Held
	(in thousands)
Assets:
Residential mortgage-backed securities	$804	$(1,241)	$788	$—	$(27)	$—	$324	$—
Separate account assets	141,149	—	—	14,450	(1,524)	—	154,075	—
Total Assets	$141,953	$(1,241)	$788	$14,450	$(1,551)	$—	$154,399	$—

*     Gains and losses for assets held in separate accounts do not impact net income or surplus as the change in value of assets held in separate accounts is offset by a change in value of liabilities related to separate accounts.

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009, is as follows:

Changes in
Unrealized
Gains
	Beginning							(Losses)
	Asset/	Total			Purchases,		Ending Asset/	Included in
	(Liability)	Realized/Unrealized Gains			Sales,		(Liability)	Net Income
	as of	(Losses) Included in*:			Issuances	Transfers	as of	Related to
	January 1,	Net			and	In (Out)	December 31,	Positions
	2009	Income	Surplus	Other	Settlements	of Level 3	2009	Still Held
(in thousands)
Assets:
Separate account assets	$104,636	$—	$—	$14,065	$11,000	$—	$129,701	$—

*     Gains and losses for assets held in separate accounts do not impact net income or surplus as the change in value of assets held in separate accounts is offset by a change in value of liabilities related to separate accounts.

The Company did not have any significant assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009.

33

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company’s significant financial instruments follow.

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Assets:
Debt securities	$3,392,567	$3,585,824	$3,504,612	$3,534,081
Preferred stocks	334	335	2,401	2,402
Common stocks, unaffiliated	951,606	951,606	673,346	673,346
Common stocks, mutual funds	89,252	89,252	79,028	79,028
Mortgage loans	38,567	40,948	44,950	45,535
Cash, cash equivalents and short-term investments	148,733	148,733	138,092	138,092
Securities lending reinvested collateral assets	93,284	92,970	—	—
Separate account assets	808,003	808,003	692,470	692,470

Liabilities:
Securities lending liability	$244,025	$244,025	$79,707	$79,707

34

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions

The Company owns a 100% interest in WSLAC, whose carrying value is $1,032.3 million at December 31, 2010.  The Company carries WSLAC at its underlying statutory equity, which exceeds 10% of the admitted assets of the Company.  The accounting policies of WSLAC are the same as those of the Company described in Note 1.  The summary financial data for WSLAC is as follows:

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Admitted Assets
Cash and invested assets:
Debt securities	$10,004,546	$9,386,756
Preferred and common stocks	147,685	123,786
Investment in common stock of subsidiaries	8,929	6,633
Mortgage loans	724,580	671,744
Policy loans	45,371	46,792
Real estate, held for the production of income	26,134	26,300
Cash, cash equivalents and short-term investments	393,869	272,888
Receivable for securities	4,619	4,581
Securities lending reinvested collateral assets	28,377	—
Other invested assets	100,138	92,742
Total cash and invested assets	11,484,248	10,632,222

Investment income due and accrued	109,296	104,667
Premiums deferred and uncollected	21,204	19,034
Net deferred income tax asset	34,546	52,939
Other admitted assets	19,858	8,551
Separate account assets	56,188	67,286
Total admitted assets	$11,725,340	$10,884,699

35

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions (continued)

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Liabilities and Capital and Surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$8,725,764	$8,294,121
Liability for deposit-type contracts	1,272,868	1,197,738
Policy and contract claims	9,893	10,532
Premiums received in advance	399	555
Total policy and contract liabilities	10,008,924	9,502,946

General expense due and accrued	5,617	5,314
Current federal income taxes payable to parent	13,374	22,927
Transfer to (from) separate accounts due and accrued, net	(3,727)	(2,770)
Asset valuation reserve	69,891	14,032
Interest maintenance reserve	4,603	—
Other liabilities	46,989	25,429
Dividends to stockholders declared and unpaid	25,000	—
Payable for securities lending	466,148	244,495
Separate account liabilities	56,188	67,286
Total liabilities	10,693,007	9,879,659

Capital and surplus:
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 2,500 shares	2,500	2,500
Paid-in surplus	761,308	761,308
Accumulated surplus	268,525	241,232
Total capital and surplus	1,032,333	1,005,040
Total liabilities and capital and surplus	$11,725,340	$10,884,699

36

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions (continued)

Statements of Operations (Statutory-Basis)

	Year Ended December 31
	2010	2009
	(in thousands)
Premiums and other revenues:
Premiums and annuity considerations	$1,024,683	$1,196,681
Net investment income	602,096	584,333
Considerations for supplementary contracts with life contingencies	2,831	2,075
Amortization of the interest maintenance reserve	396	(2,036)
Fees from management of separate accounts	2,374	863
Total premiums and other revenues	1,632,380	1,781,916

Benefits paid or provided:
Death benefits	83,336	78,399
Annuity benefits	198,285	212,072
Disability and accident and health benefits	2,840	2,825
Surrender benefits	580,771	560,611
Payments on supplementary contracts with life contingencies	309	350
Other benefits	61,690	61,502
Increase (decrease) in policy reserves and other policyholders’ funds	431,644	623,562
Total benefits paid or provided	1,358,875	1,539,321

Insurance expenses and other deductions:
Commissions	66,273	76,787
General expenses	72,888	70,212
Net transfers to (from) separate accounts	(17,479)	(14,862)
Other deductions	11,023	6,334
Total insurance expenses and other deductions	132,705	138,471

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	140,800	104,124
Federal income tax expense (benefit), excluding tax on capital gains	37,888	11,517
Gain (loss) from operations before net realized capital gains (losses)	102,912	92,607
Net realized capital gains (losses) (excluding gains (losses) transferred to IMR and capital gains tax)	(22,312)	(149,996)
Net income (loss)	$80,600	$(57,389)

37

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions (continued)

Intercompany fees for management services provided to the Company’s subsidiaries, both direct and indirect, included in net income of the Company were as follows:

	2010	2009	2008
	(in thousands)
WSLAC	$75,784	$72,767	$68,503
Columbus Life	5,711	5,629	5,634
Integrity	10,204	11,620	11,901
National	7,903	7,662	7,290
Total	$99,602	$97,678	$93,328

The Company has an equity interest in certain partnerships that made payments of principal and interest under mortgage financing arrangements to WSLAC in the amount of $27.9 million, $18.8 million and $19.0 million in 2010, 2009 and 2008, respectively. The principal balance of the mortgage financing arrangements with WSLAC was $261.3 million and $239.9 million at December 31, 2010 and 2009, respectively.

At December 31, 2010 and 2009, the Company had $89.3 million and $79.0 million, respectively, invested in the Touchstone Funds, which are mutual funds administered by Touchstone Advisors, Inc., an indirect subsidiary of the Company.

At December 31, 2010, the Company accrued $100.0 million for a dividend to be paid in the form of cash to its parent, Western & Southern Financial Group, Inc.  The dividend was paid on January 3, 2011.

At December 31, 2010, the Company accrued a dividend of $25.0 million to be received in the form of cash from WSLAC.  The dividend was received on January 3, 2011.

At December 31, 2010, the Company accrued a dividend of $25.0 million to be received in the form of cash from Columbus Life.  The dividend was received on January 3, 2011.

On September 16, 2009, the Company made capital contributions in the amount of $111.5 million, $40.2 million and $105.2 million to its subsidiaries, WSLAC, Columbus Life and Integrity, respectively.  The contributions were in the form of common stocks at fair value.

On November 11, 2009, the Company received a capital contribution from its parent, Western & Southern Financial Group, Inc., in the amount of $20.0 million.  The contribution was in the form of common stock at fair value.

During 2008, the Company made capital contributions of $269.9 million to WSLAC. The capital contributions consisted of $75.0 million in common stocks at fair value, which were contributed on October 23, 2008, $74.1 million of cash, which was contributed on October 31, 2008, and $120.8 million of debt securities at fair value, which were contributed on December 22, 2008.

38

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions (continued)

During 2008, the Company made capital contributions of $102.1 million to Integrity.  The capital contributions consisted of $20.0 million in cash, which was contributed on June 30, 2008, $18.5 million in common stocks at fair value, which were contributed on August 25, 2008, and $35.6 million in debt securities at fair value and $20.0 million in cash, which were contributed on December 29, 2008.  On December 30, 2008, the Company accrued an $8.0 million capital contribution to be paid in cash to Integrity.  The cash was contributed on January 20, 2009.

On December 11, 2008, the Company received a dividend of $50.0 million from Columbus Life.  The dividend consisted of $23.7 million in debt securities at fair value and $26.3 million in cash.  The dividend was extraordinary, which means that it required prior approval from the Department.

The Company has entered into multiple reinsurance agreements with affiliated entities.  See Note 5 for further description.

39

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements.  The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

Prior to October 31, 2008, the Company had two modified coinsurance (MODCO) agreements with its subsidiary, WSLAC, whereby the Company assumed certain universal life business issued by its subsidiary prior to 2004.  Under the terms of the agreements, the subsidiary retained the reserves and the related assets of this business. The Company recorded, in its statements of operations, premiums less experience refunds, commissions, adjustments to reserves as specified in the agreement, benefits incurred and other related expenses of this business.

On October 31, 2008, the two aforementioned MODCO agreements covering universal life products written by the Company’s subsidiary, WSLAC, were terminated by the ceding company.  In connection with the transfer to WSLAC of the obligation to support the risk of these policies, $776.0 million was recorded in both the reserve adjustments from elimination of MODCO reinsurance agreement and in the change in reserve from elimination of MODCO reinsurance agreement lines on the statements of operations.  One of the agreements provided that a recapture fee, calculated in the amount of $74.1 million, be paid to the Company from WSLAC.  The recapture fee was received by the Company on October 31, 2008, and is recorded in the recapture fee from elimination of MODCO reinsurance agreement line on the statements of operations.

The Company also has a MODCO coinsurance agreement with Integrity, whereby the Company assumes structured settlements, guaranteed rate option annuities, and accumulation products written before July 1, 2002.  Under the terms of the agreement, Integrity retains the reserves and the related assets of this business.

The Company has a ceded reinsurance agreement with Columbus Life.  Under the reinsurance agreement, Columbus Life reinsures the former liabilities of Columbus Mutual, a former affiliate, which was merged into the Company.  Life and accident and health reserves ceded from the Company to Columbus Life totaled $654.9 million and $674.2 million at December 31, 2010 and 2009, respectively.

The Company has entered into a retrocession reinsurance agreement with RGA Reinsurance Company.  This coinsurance agreement reinsures certain extended-term life insurance policy reserves totaling $15.1 million and $16.6 million at December 31, 2010 and 2009, respectively.

Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. The majority of the ceded business is due to ceding substandard business to reinsurers (facultative basis).

40

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance (continued)

In 2006, the Company entered into a yearly renewable term reinsurance agreement with Lafayette Life Insurance Company (Lafayette Life), an affiliated entity, whereby the Company provides reinsurance coverage on certain life products and associated riders as this coverage is recaptured by Lafayette Life from unaffiliated reinsurers.  Life reserves ceded from Lafayette Life to the Company under this agreement totaled $1.0 million and $0.9 million at December 31, 2010 and 2009, respectively.

The effects of reinsurance on premiums, annuity considerations and deposit-type funds are as follows for the year ended December 31:

	2010	2009	2008
	(in thousands)
Direct premiums	$289,174	$292,220	$292,948
Assumed premiums:
Affiliates	2,838	226	80,617
Non-affiliates	—	—	—
Ceded premiums:
Affiliates	—	—	—
Non-affiliates	(5,884)	(5,981)	(9,613)
Net premiums	$286,128	$286,465	$363,952

The Company’s ceded reinsurance arrangements reduced other certain items in the accompanying financial statements by the following amounts as of and for the year ended December 31:

	2010	2009	2008
	(in thousands)
Benefits paid or provided:
Affiliates	$—	$—	$—
Non-affiliates	2,991	2,682	5,739
Policy and contract liabilities:
Affiliates	654,948	674,214	701,573
Non-affiliates	16,932	15,067	13,009

During 2010, 2009, and 2008, the Company did not write off any reinsurance balances as a charge to operations.

41

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance (continued)

Other than as described above, neither the Company nor any of its related parties control, directly or indirectly, any reinsurers with whom the Company conducts business.  No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.  The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.  At December 31, 2010, there are no reinsurance agreements in effect such that the amount of losses paid or accrued exceed the total direct premium collected.  The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

There would be no reduction in capital and surplus at December 31, 2010, if all reinsurance agreements were cancelled.

42

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Amounts due from the subsidiaries for federal income taxes were $28.1 million and $16.2 million at December 31, 2010 and 2009, respectively. The tax years of 2010, 2009 and 2008 remain subject to examination by major tax jurisdictions.

The amount of federal income taxes incurred that will be available for recoupment at December 31, 2010, in the event of future net losses is $8.9 million, $26.8 million and $43.2 million from 2010, 2009, and 2008, respectively.

The change in net deferred income taxes is comprised of the following:

		Ordinary	Capital	Total
		(in thousands)
2010:
(a)	Gross deferred tax assets	$218,886	$18,583	$237,469
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	218,886	18,583	237,469
(d)	Deferred tax liabilities	63,913	138,441	202,354
(e)	Net deferred tax assets (c – d)	154,973	(119,858)	35,115
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e – f)	$154,973	$(119,858)	$35,115

		Ordinary	Capital	Total
		(in thousands)
2009:
(a)	Gross deferred tax assets	$228,503	$29,946	$258,449
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	228,503	29,946	258,449
(d)	Deferred tax liabilities	38,794	116,488	155,282
(e)	Net deferred tax assets (c – d)	189,709	(86,542)	103,167
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e – f)	$189,709	$(86,542)	$103,167

		Ordinary	Capital	Total
		(in thousands)
Change:
(a)	Gross deferred tax assets	$(9,617)	$(11,363)	$(20,980)
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	(9,617)	(11,363)	(20,980)
(d)	Deferred tax liabilities	25,119	21,953	47,072
(e)	Net deferred tax assets (c – d)	(34,736)	(33,316)	(68,052)
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e – f)	$(34,736)	$(33,316)	$(68,052)

43

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

The Company has elected to admit DTAs pursuant to paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10.  The current period election does not differ from the prior period election.

The following table provides the increased amount by tax character, and the change in such, of admitted adjusted gross DTAs as the result of the application of paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10:

	2010	2009	Change
	(in thousands)
Increase (decrease) in deferred tax assets admitted from SSAP 10R, para. 10.e.	$2,507	$17,297	$(14,790)

		Ordinary	Capital	Total
		(in thousands)
2010:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$8,129	$—	$8,129
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	24,479	—	24,479
(c)	SSAP 10R, Paragraph 10.b.i.	24,479	—	24,479
(d)	SSAP 10R, Paragraph 10.b.ii.			341,003
(e)	SSAP 10R, Paragraph 10.c.	183,771	18,583	202,354
(f)	Total (a + b + e)	$216,379	$18,583	$234,962

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$8,129	$—	$8,129
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	46,297	—	46,297
(i)	SSAP 10R, Paragraph 10.e.ii.a.	46,297	—	46,297
(j)	SSAP 10R, Paragraph 10.e.ii.b.			511,505
(k)	SSAP 10R, Paragraph 10.e.iii.	164,460	18,583	183,043
(l)	Total (g + h + k)	$218,886	$18,583	$237,469

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$3,928,973
(n)	RBC authorized control level			$405,907

44

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
2009:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$55,923	$29,946	$85,869
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	—	—	—
(c)	SSAP 10R, Paragraph 10.b.i.	—	—	—
(d)	SSAP 10R, Paragraph 10.b.ii.			328,620
(e)	SSAP 10R, Paragraph 10.c.	155,283	—	155,283
(f)	Total (a + b + e)	$211,206	$29,946	$241,152

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$73,221	$29,946	$103,167
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	42,560	—	42,560
(i)	SSAP 10R, Paragraph 10.e.ii.a.	42,560	—	42,560
(j)	SSAP 10R, Paragraph 10.e.ii.b.			492,929
(k)	SSAP 10R, Paragraph 10.e.iii.	112,722	—	112,722
(l)	Total (g + h + k)	$228,503	$29,946	$258,449

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$3,655,069
(n)	RBC authorized control level			$389,146

		Ordinary	Capital	Total
		(in thousands)
Change:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$(47,794)	$(29,946)	$(77,740)
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	24,479	—	24,479
(c)	SSAP 10R, Paragraph 10.b.i.	24,479	—	24,479
(d)	SSAP 10R, Paragraph 10.b.ii.			12,383
(e)	SSAP 10R, Paragraph 10.c.	28,488	18,583	47,071
(f)	Total (a + b + e)	$5,173	$(11,363)	$(6,190)

45

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$(65,092)	$(29,946)	$(95,038)
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	3,737	—	3,737
(i)	SSAP 10R, Paragraph 10.e.ii.a.	3,737	—	3,737
(j)	SSAP 10R, Paragraph 10.e.ii.b.			18,576
(k)	SSAP 10R, Paragraph 10.e.iii.	51,738	18,583	70,321
(l)	Total (g + h + k)	$(9,617)	$(11,363)	$(20,980)

The changes in total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$273,904
(n)	RBC authorized control level			$16,761

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation and the increased amount of deferred tax assets, admitted assets and statutory surplus as a result of the application of SSAP No. 10R, paragraph 10.e. is as follows:

		Ordinary	Capital	Total
		(in thousands)
2010:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$216,379	$18,583	$234,962
(b)	Admitted assets			$8,481,570
(c)	Adjusted statutory surplus *			$3,531,099
(d)	Total adjusted capital from DTAs			$3,926,466

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$2,507	$—	$2,507
(f)	Admitted assets			$2,507
(g)	Statutory surplus			$2,507

46

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
2009:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$211,206	$29,946	$241,152
(b)	Admitted assets			$7,938,109
(c)	Adjusted statutory surplus *			$3,447,579
(d)	Total adjusted capital from DTAs			$3,637,772

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$17,297	$—	$17,297
(f)	Admitted assets			$17,297
(g)	Statutory surplus			$17,297

		Ordinary	Capital	Total
		(in thousands)
Change:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$5,173	$(11,363)	$(6,190)
(b)	Admitted assets			$543,461
(c)	Adjusted statutory surplus *			$83,520
(d)	Total adjusted capital from DTAs			$288,694

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$(14,790)	$—	$(14,790)
(f)	Admitted assets			$(14,790)
(g)	Statutory surplus			$(14,790)

*    As reported on the statutory balance sheet for the most recently filed statement with the Ohio Department of Insurance commissioner adjusted in accordance with SSAP 10R, Paragraph 10.b.ii.

Nonadmitted deferred tax assets did not change for the years ended December 31, 2010, 2009 and 2008, respectively.

The impact of tax planning strategies on adjusted gross DTAs and net admitted DTAs for the year ended December 31, 2010, is as follows:

	Ordinary	Capital	Total
Adjusted gross DTA (% of total adjusted gross DTAs)	0.00%	0.00%	0.00%
Net admitted adjusted gross DTAs (% of total net admitted adjusted gross DTAs)	0.00%	0.00%	0.00%

47

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

Current income taxes incurred for the years ended December 31, consist of the following major components:

	2010	2009	2008
	(in thousands)
Federal	$(2,860)	$6,783	$25,117
Foreign	—	—	—
Subtotal	(2,860)	6,783	25,117
Federal income tax on net capital gains	11,783	27,556	23,818
Utilization of capital loss carry-forwards	—	—	—
Other	(6,027)	(6,649)	(4,617)
Federal and foreign income taxes incurred	$2,896	$27,690	$44,318

The main components of the deferred tax amounts at December 31 are as follows:

			2010	2009	Change
			(in thousands)
Deferred tax assets
(a)	Ordinary:
	(1)	Discounting of unpaid losses	$—	$—	$—
	(2)	Unearned premium revenue	—	—	—
	(3)	Policyholder reserves	51,504	63,549	(12,045)
	(4)	Investments	—	—	—
	(5)	Deferred acquisition costs	33,979	34,739	(760)
	(6)	Policyholder dividends accrual	9,784	8,625	1,159
	(7)	Fixed assets	2,878	2,743	135
	(8)	Compensation and benefits accrual	113,309	112,424	885
	(9)	Pension accrual	—	—	—
	(10)	Receivables — nonadmitted	971	785	186
	(11)	Net operating loss carry-forward	—	—	—
	(12)	Tax credit carry-forward	—	—	—
	(13)	Other	6,461	5,638	823
	(14)	Subtotal	218,886	228,503	(9,617)
(b)	Statutory valuation allowance adjustment		—	—	—
(c)	Nonadmitted		—	—	—
(d)	Admitted ordinary deferred tax assets (a14 – b – c)		218,886	228,503	(9,617)

48

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

			2010	2009	Change
			(in thousands)
Deferred tax assets (continued)
(e)	Capital:		18,583	29,946	(11,363)
	(1)	Investments	—	—	—
	(2)	Net capital loss carry-forward	—	—	—
	(3)	Real estate	—	—	—
	(4)	Other	18,583	29,946	(11,363)
	(5)	Subtotal	—	—	—
(f)	Statutory valuation allowance adjustment		—	—	—
(g)	Nonadmitted		18,583	29,946	(11,363)
(h)	Admitted capital deferred tax assets (e5 – f – g)		$237,469	$258,449	$(20,980)
(i)	Admitted deferred tax assets (d + h)

Deferred tax liabilities
(a)	Ordinary:
	(1)	Investments	$38,821	$15,125	$23,696
	(2)	Fixed assets	4,478	3,875	603
	(3)	Deferred and uncollected premium	19,104	18,975	129
	(4)	Policyholder reserves	—	—	—
	(5)	Other	1,510	819	691
	(6)	Subtotal	63,913	38,794	25,119
(b)	Capital:
	(1)	Investments	138,441	116,488	21,953
	(2)	Real estate	—	—	—
	(3)	Other	—	—	—
	(4)	Subtotal	138,441	116,488	21,953
(c)	Deferred tax liabilities (a6 + b4)		$202,354	$155,282	$47,072

Net deferred tax assets (liabilities)			$35,115	$103,167	$(68,052)

49

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

The Company’s federal income tax expense and change in net deferred income taxes differs from the amount obtained by applying the federal statutory rate of 35% to gain from operations before federal income tax expense and net realized capital gains.  The significant differences for the year ended December 31, are as follows (in thousands):

		Effective		Effective		Effective
	2010	Tax Rate	2009	Tax Rate	2008	Tax Rate
Provision computed at statutory rate	$8,224	35.00%	$18,049	35.00%	$88,839	35.00%
Dividends received deduction	(20,372)	(86.70)	(2,586)	(5.01)	(28,225)	(11.12)
Tax credits	(870)	(3.70)	(1,792)	(3.48)	(309)	(0.12)
Other invested assets	1,387	5.90	5,563	10.79	(7,462)	(2.94)
Medicare Part D	4,900	20.85	—	0.00	—	0.00
Pension plan	7,432	31.63	3,427	6.65	1,062	0.42
Additional minimum pension liability	—	0.00	9,814	19.03	(9,814)	(3.87)
Change in tax contingency reserves	—	0.00	—	0.00	(7,880)	(3.10)
Change in reserve valuation basis	12,182	51.84	—	0.00	—	0.00
Security transfer(1)	—	0.00	(54,845)	(106.35)	(23,864)	(9.40)
Other	(3,463)	(14.73)	(4,718)	(9.16)	(3,106)	(1.23)
Total	$9,420	40.09%	$(27,088)	(52.53)%	$9,241	3.64%

Federal income taxes incurred	$(8,887)	(37.82)%	$134	0.26%	$20,500	8.08%
Change in net deferred income taxes(2)	18,307	77.91	(27,222)	(52.79)	(11,259)	(4.44)
Total statutory income taxes	$9,420	40.09%	$(27,088)	(52.53)%	$9,241	3.64%

(1)          Tax effects of securities transferred to other legal entities within the tax sharing agreement

(2)          Excludes change in net deferred income taxes on certain realized gains/losses of $332, $(4,532) and $5,326 for the years ended December 31, 2010, 2009 and 2008, respectively.

50

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

7.  Regulatory Matters

The Company is required by statutory regulations to meet minimum risk-based capital standards.  Risk-based capital is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile.  At December 31, 2010 and 2009, the Company exceeded the minimum risk-based capital.

State regulatory authorities have powers relating to granting and revoking licenses to transact business, the licensing of agents, the regulation of premium rates and trade practices, the form and content of insurance policies, the content of advertising material, financial statements and the nature of permitted practices.

Ohio insurance law limits the amount of dividends that can be paid to a parent in a holding company structure without prior approval of the regulators to the greater of ten percent of statutory surplus or statutory net income as of the preceding December 31, but only to the extent of earned surplus as of the preceding December 31. In 2011, the Company has $253.4 million available for payment of dividends based on capital and surplus of $3,533.6 million and dividends accrued of $100.0 million at December 31, 2010.

8.  Commitments and Contingencies

The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts.  The Company believes the resolution of these actions will not have a material effect on the Company’s financial position or results of operations.

At December 31, 2010, the Company does not have any material lease agreements as a lessee for office space or equipment.

At December 31, 2010, the Company has future commitments to provide additional capital contributions of $252.2 million to private equity and real estate joint ventures, limited partnerships and limited liability companies.

51

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

9.  Annuity Reserves and Deposit-Type Contract Liabilities

At December 31, 2010, the Company’s annuity reserves and deposit-type contract liabilities that are subject to discretionary withdrawal (without adjustment) and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(in thousands)
At book value without adjustment (with minimal or no charge or adjustment)	$408,979	35.6%
Not subject to discretionary withdrawal	740,453	64.4%
Total annuity reserves and deposit fund liabilities (before reinsurance)	1,149,432	100.0%
Less reinsurance ceded	156,095
Net annuity reserves and deposit fund liabilities	$993,337

Of the total net annuity reserves and deposit fund liabilities of $993.3 million at December 31, 2010, $266.7 million was included in the general account and $726.6 million was included in the separate accounts.

Interest rate changes may have temporary effects on the sale and profitability of annuity products offered by the Company. Although the rates offered by the Company are adjustable in the long-term, in the short-term they may be subject to contractual and competitive restrictions, which may prevent timely adjustment. The Company’s management constantly monitors interest rates with respect to a spectrum of product durations and sells annuities that permit flexible responses to interest rate changes as part of the Company’s management of interest spreads. However, adverse changes in investment yields on invested assets will affect the earnings on those products with a guaranteed return.

52

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits

The Company has a noncontributory pension plan under group annuity contracts covering substantially all employees and field representatives.  In addition, the Company provides certain healthcare and life insurance benefits for retired employees or their beneficiaries.  Substantially all of the Company’s employees and field representatives may become eligible for those benefits when they reach normal retirement age while working for the Company.

The Company uses a December 31 measurement date for all plans.

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans at December 31, are as follows:

	Pension Benefits		Postretirement Medical
	2010	2009	2010	2009
	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$728,185	$682,929	$199,983	$192,497
Service cost	15,998	13,266	4,233	5,788
Interest cost	43,346	41,759	8,689	11,311
Medicare Part D payments received	—	—	1,869	1,787
ERRP reimbursement received	—	—	670	—
Contribution by plan participants	—	—	2,806	2,550
Actuarial (gain) loss	32,400	31,554	(51,146)	383
Benefits paid	(42,881)	(41,323)	(15,368)	(14,333)
Plan amendments	(49,632)	—	—	—
Benefit obligation at end of year	$727,416	$728,185	$151,736	$199,983

Change in plan assets:
Fair value of plan assets at beginning of year	$667,677	$601,295	$—	$—
Actual return on plan assets	101,360	107,705	—	—
Employer contribution	—	—	10,023	9,996
Plan participants’ contributions	—	—	2,806	2,550
Medicare Part D payments received	—	—	1,869	1,787
ERRP reimbursement received	—	—	670	—
Benefits paid	(42,881)	(41,323)	(15,368)	(14,333)
Fair value of plan assets at end of year	$726,156	$667,677	$—	$—

Funded status:
(Unfunded) overfunded obligation	$(1,260)	$(60,508)	$(151,736)	$(199,984)
Unamortized prior service cost	(41,745)	9,473	(27,258)	(30,130)
Unrecognized net (gain) or loss	512,727	557,116	(51,736)	(3,511)
Prepaid assets* (accrued liabilities)	$469,722	$506,081	$(230,730)	$(233,625)

Accumulated benefit obligation for vested employees and partially vested employees to the extent vested	$697,234	$667,192	$151,736	$199,983

Benefit obligation for non-vested employees:
Projected pension obligation	$5,331	$6,990	$—	$—
Accumulated benefit obligation	$4,646	$4,250	$—	$—

* Indicates non-admitted

53

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits (continued)

Components of net periodic benefit cost:

	Pension Benefits
	2010	2009	2008
Service cost	$15,998	$13,266	$12,633
Interest cost	43,346	41,759	40,102
Expected return on plan assets	(61,015)	(68,561)	(72,226)
Amount of recognized gains and losses	36,444	28,348	24,279
Amount of prior service cost recognized	1,586	1,586	1,586
Total net periodic benefit cost (benefit)	$36,359	$16,398	$6,374

Components of net periodic benefit cost:

	Postretirement Medical
	2010	2009	2008
Service cost	$4,233	$5,788	$5,924
Interest cost	8,689	11,311	11,243
Amount of recognized gains and losses	(2,922)	(76)	(40)
Amount of prior service cost recognized	(2,872)	(2,872)	(2,872)
Total net periodic benefit cost (benefit)	$7,128	$14,151	$14,255

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:

	Pension Benefits		Postretirement Medical
	2010	2009	2010	2009

Weighted average discount rate	6.13%	6.25%	6.13%	6.25%
Rate of compensation increase	4.60%	4.60%	4.60%	4.60%
Expected long-term rate of return on plan assets	8.00%	8.50%	N/A	N/A

Weighted-average assumptions used to determine the benefit obligation at December 31:

	Pension Benefits		Postretirement Medical
	2010	2009	2010	2009

Weighted average discount rate	5.75%	6.13%	5.75%	6.13%
Rate of compensation increase	4.60%	4.60%	4.60%	4.60%

The Company has no additional minimum pension liability for 2010 or 2009.  The Company recognized an additional minimum pension liability of $28.0 million at December 31, 2008.  The amount included in unassigned funds (surplus) at December 31, 2008, arising from a change in the additional minimum pension liability recognized was $17.0 million, representing the excess of the additional minimum liability over the unamortized prior service cost at December 31, 2008.  This was reversed in unassigned funds (surplus) in 2009.

54

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits (continued)

On September 22, 2010, the Company adopted an amendment to the pension plan that changes the formula used to calculate plan participant benefits prospectively effective January 1, 2011, subject to special transition provisions applicable to participants whereby the sum of years of service and age is equal to or greater than 70.  The plan amendment is expected to reduce the annual service cost accrued and participant benefits paid by the pension plan in future years.  The impact to future service cost accrued and participant benefits paid will depend on various factors including length of service and retirement age.  The plan amendment resulted in a $49.6 million decrease in the pension benefit obligation in 2010.

The Company’s discount rate assumption is determined by utilizing a discounted cash flow analysis of the Company’s obligations.  The yield curve utilized in the cash flow analysis is comprised of highly rated (Aaa or Aa) corporate bonds.  The discount rate was reduced from 6.125% at December 31, 2009 to 5.75% at December 31, 2010.  This resulted in a $30.4 million increase in the pension benefit obligation in 2010.

The Company employs a prospective building block approach in determining the long-term expected rate of return for plan assets.  Historical returns are determined by asset class.  The historical relationships between equities, fixed income securities, and other assets are reviewed.  The Company applies long-term asset return estimates to the plan’s target asset allocation to determine the weighted-average long-term return.  The Company’s long-term asset allocation was determined through modeling long-term returns and asset return volatilities and is guided by an investment policy statement created for the plan.

The asset allocation for the defined benefit pension plan at the end of 2010 and 2009, and the target allocation for 2010 by asset category, are as follows:

	Target Allocation Percentage	Percentage of Plan Assets
	2010	2010	2009
Asset category:
Equity securities	47%	59%	55%
Fixed income securities	40	21	23
Short-term investments	—	—	—
Other	13	20	22
Total	100%	100%	100%

55

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits (continued)

The plan employs a total return investment approach whereby a mix of fixed income and equity investments are used to maximize the long-term return of plan assets for a prudent level of risk.  Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition.  The total portfolio is structured with multiple sub-portfolios, each with a specific fixed income or equity asset management discipline.  Each sub-portfolio is subject to individual limitations and performance benchmarks as well as limitations at the consolidated portfolio level.  Quarterly asset allocation meetings are held to evaluate portfolio asset allocations and to establish the optimal mix of assets given current market conditions and risk tolerance.  Investment mix is measured and monitored on an on-going basis through regular investment reviews, annual liability measurements, and periodic asset/liability studies.

The Company’s pension plan assets consist primarily of debt and equity securities, mutual funds and private equity funds, all of which are carried at fair value.

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•                  Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.  The Company’s Level 1 assets primarily include exchange-traded equity securities and mutual funds.

•                  Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  The Company’s Level 2 assets primarily include certain debt securities for which public price quotations are not available, but that use other market-observable inputs from third-party pricing service quotes or internal valuation models using observable inputs.

•                  Level 3 — Significant unobservable inputs for the asset or liability.  The Company’s Level 3 assets primarily include private equity fund interests.

Debt Securities

The fair values of actively traded debt securities have been determined through the use of third-party pricing services utilizing market observable inputs.

Equity Securities

The fair values of actively traded equity securities have been determined utilizing publicly quoted prices from third-party pricing services.

56

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10. Employee Retirement Benefits (continued)

Mutual Funds

The fair values of mutual funds have been determined utilizing the net asset values of the funds.

Private Equity and Fixed Income Funds

The fair values of private equity and fixed income funds have been determined utilizing the net asset values of the funds.

The fair value of the pension plan’s assets by asset category is as follows:

	Assets
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
At December 31, 2010:
Debt securities
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$9,502	$9,502	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	4,203	—	4,203	—
Debt securities issued by foreign governments	1,215	—	1,215	—
Corporate securities	96,649	—	96,649	—
Residential mortgage-backed securities	18,623	—	18,623	—
Commercial mortgage-backed securities	14,072	—	14,072	—
Equity securities
Common equity	285,674	285,674	—	—
Mutual funds	143,260	143,260	—	—
Other invested assets
Private equity	133,948	—	—	133,948
Other assets	19,010	—	8,606	10,404
Total plan assets	$726,156	$438,436	$143,368	$144,352

At December 31, 2009:
Debt securities
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$7,696	$—	$7,696	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	2,754	—	2,754	—
Debt securities issued by foreign governments	2,688	—	2,688	—
Corporate securities	108,953	—	108,953	—
Residential mortgage-backed securities	23,313	—	23,313	—
Commercial mortgage-backed securities	9,229	—	9,229	—
Equity securities
Common equity	237,616	237,616	—	—
Mutual funds	131,489	131,489	—	—
Other invested assets
Private equity	119,298	—	—	119,298
Other assets	24,641	—	14,237	10,404
Total plan assets	$667,677	$369,105	$168,870	$129,702

57

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10. Employee Retirement Benefits (continued)

The reconciliation for all plan assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2010, is as follows:

		Actual Return Gains (Losses) on Plan Assets
	Beginning Assets as of January 1, 2010	Relating to Assets Still Held at the Reporting Date	Relating to Assets Sold During the Period	Purchases, Sales and Settlements	Transfers In (Out) of Level 3	Ending Assets as of December 31, 2010
	(in thousands)
Other invested assets
Private equity	$119,298	$14,425	$—	$225	$—	$133,948
Other assets	10,404	—	—	—	—	10,404
Total	$129,702	$14,425	$—	$225	$—	$144,352

The reconciliation for all plan assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2009, is as follows:

		Actual Return Gains (Losses) on Plan Assets
	Beginning Assets as of January 1, 2009	Relating to Assets Still Held at the Reporting Date	Relating to Assets Sold During the Period	Purchases, Sales and Settlements	Transfers In (Out) of Level 3	Ending Assets as of December 31, 2009
	(in thousands)
Other invested assets
Private equity	$104,636	$12,375	$1,690	$597	$—	$119,298
Other assets	—	—	—	10,404	—	10,404
Total	$104,636	$12,375	$1,690	$11,001	$—	$129,702

For measurement purposes of the postretirement benefit obligation, a 6.0% annual rate of increase in the per capita cost of covered health care benefits is assumed for 2011.  The rate was assumed to decrease gradually to 4.75% for 2016 and remain at that level thereafter.

Increasing or decreasing the assumed health care cost trend rate assumption by one percentage point in each year would increase (decrease) the postretirement benefit obligation as of December 31, 2010, by $17.2 million and $(14.7) million, respectively, and the estimated interest cost components of net period postretirement benefit cost for 2010 by $1.6 million and $(1.4) million, respectively.

The Company made contributions to the postretirement medical plan of $12.6 million in 2010 and expects to contribute $145.1 million between 2011 and 2020, inclusive.  The Company received $1.9 million of subsidies in 2010 and expects to receive $23.8 million of subsidies between 2011 and 2020, inclusive, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

58

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits (continued)

At December 31, 2010, the assets of the Company’s pension include approximately $98.9 million invested in the Touchstone Family of Funds, which are administered by the Company, $124.2 million invested in private equity and fixed income funds managed by Fort Washington Investment Advisors, Inc. and a $9.2 million investment in a group annuity contract issued by Lafayette Life.  At December 31, 2009, the assets of the Company’s pension include approximately $121.3 million invested in the Touchstone Family of Funds, which are administered by the Company, $110.6 million invested in private equity and fixed income funds managed by Fort Washington Investment Advisors, Inc. and a $10.3 million investment in a group annuity contract issued by Lafayette Life.

As of December 31, 2010, future benefit payments for the pension plan are expected as follows (in millions):

2011	$43.7
2012	44.8
2013	45.7
2014	46.7
2015	47.7
Five years thereafter	$259.1

Future benefit payments for the postretirement medical plan are expected as follows (in millions):

2011	$9.8
2012	11.0
2013	12.2
2014	12.4
2015	12.5
Five years thereafter	$63.4

The Company does not expect to make contributions to the pension plan during 2011.  The Company expects to contribute approximately $9.8 million during 2011 to its postretirement medical plan.

The Company sponsors a contributory employee retirement savings plan covering substantially all eligible, full-time employees.  This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company’s contributions to the plan are based on a combination of the employee’s contributions to the plan and a percentage of the employee’s earnings for the year.  Total Company contributions to the defined contribution plan were $1.7 million, $1.8 million, and $1.3 million for 2010, 2009 and 2008, respectively.

59

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

11.  Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations at December 31, 2010, were as follows:

	Gross	Net of Loading
	(in thousands)

Ordinary new business	$10,191	$594
Ordinary renewal	79,257	53,745
Accident and health renewal	643	406
Assumed investment type contracts	375	375
Total	$90,466	$55,120

60

Financial Statement Schedules (Statutory-Basis)

The Western and Southern Life Insurance Company

Summary of Investments - Other Than Investments in Related Parties

(in thousands)

December 31, 2010

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at which shown in the Balance Sheet
Debt securities
Bonds:
United States government and government agencies and authorities	$52,264	$56,221	$52,264
States, municipalities and political subdivisions	505,963	521,109	505,963
Foreign governments	31,929	35,686	31,929
All other corporate bonds	2,795,247	2,965,643	2,795,247
Preferred stocks	334	335	334
Total fixed maturities	3,385,737	3,578,994	3,385,737

Equity securities
Common stocks:
Industrial, miscellaneous and all other	698,636	1,040,858	1,040,858

Mortgage loans on real estate	38,567		38,567
Real estate	32,658		32,658
Policy loans	170,600		170,600
Other long-term investments	109,402		109,402
Cash, cash equivalents and short-term investments	242,017		242,017
Total investments	$4,677,617		$5,019,839

(1)  Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

61

The Western and Southern Life Insurance Company

Supplementary Insurance Information

(in thousands)

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2010
Individual life	$2,512,010	$—	$28,890	$249,087	$196,920	$230,179	$92,852
Individual health	220,824	2,577	3,768	30,327	15,484	5,767	17,026	$30,308
Group life and health	84,040	—	555	4,854	1,858	8,144	122	—
Annuity	10,999	—	14,413	1,987	690	126,870	752
Corporate and other	—	—	—	—	86,252	—	42,933
	$2,827,873	$2,577	$47,626	$286,255	$301,204	$370,960	$153,685

Year ended December 31, 2009
Individual life	$2,492,541	$—	$28,639	$250,726	$196,365	$231,431	$94,192
Individual health	236,573	2,887	3,685	32,469	16,108	(2,339)	18,300	$32,482
Group life and health	117,101	—	763	3,756	3,161	9,233	217	—
Annuity	12,163	—	10,981	(486)	783	126,316	1,220
Corporate and other	—	—	—	—	48,241	—	39,597
	$2,858,378	$2,887	$44,068	$286,465	$264,658	$364,641	$153,526

Year ended December 31, 2008
Individual life	$2,474,741	$—	$23,373	$323,797	$199,307	$322,374	$91,537
Individual health	259,839	3,059	3,944	33,748	18,957	13,475	16,145	$33,767
Group life and health	114,553	—	724	3,135	3,062	6,846	169	—
Annuity	12,949	—	12,348	3,286	912	139,659	965
Corporate and other	—	—	—	—	161,924	—	33,250
	$2,862,082	$3,059	$40,389	$363,966	$384,162	$482,354	$142,066

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

62

The Western and Southern Life Insurance Company

Reinsurance

(in thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2010
Life insurance in force	$16,870,507	$2,383,505	$441,468	$14,928,470	3%
Premiums:
Individual life	$249,741	$1,589	$934	$249,086	0%
Individual health	34,622	4,295	—	30,327	—
Group life and health	4,855	—	—	4,855	—
Annuity	83	—	1,904	1,987	96%
	$289,301	$5,884	$2,838	$286,255	1%

Year ended December 31, 2009
Life insurance in force	$17,146,167	$2,514,058	$455,573	$15,087,682	3%
Premiums:
Individual life	$251,528	$1,621	$819	$250,726	0%
Individual health	36,829	4,360	—	32,469	—
Group life and health	3,756	—	—	3,756	—
Annuity	107	—	(593)	(486)	122%
	$292,220	$5,981	$226	$286,465	0%

Year ended December 31, 2008
Life insurance in force	$17,352,486	$2,675,810	$471,638	$15,148,314	3%
Premiums:
Individual life	$250,736	$4,380	$77,441	$323,797	24%
Individual health	38,982	5,233	—	33,749	—
Group life and health	3,135	—	—	3,135	—
Annuity	109	—	3,176	3,285	97%
	$292,962	$9,613	$80,617	$363,966	22%

63

PART C - Other Information

Item 24.                     Financial Statements and Exhibits

(a)          Financial Statements included in Part A:

Condensed Financial Information for the Portfolios

Financial Statements included in Part B:

Separate Account I of National Integrity Life Insurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

National Integrity Life Insurance Company (Depositor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

The Western and Southern Life Insurance Company (Guarantor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

(b)  Exhibits:

The following exhibits are filed herewith or incorporated by reference as indicated:

1.               Resolutions of the Board of Directors of National Integrity Life Insurance Company (National Integrity) authorizing the establishment of Separate Account I, the Registrant.  Incorporated by reference to Exhibit 99.1 to Registrant’s Post-Effective Amendment No. 9 to registration statement on Form N-4 (File No. 333-44892), filed July 19, 2006.

2.               Not Applicable.

3.

a.               Form of Selling/General Agent Agreement among National Integrity, Touchstone Securities, Inc. and broker dealers.  Incorporated by reference to Exhibit 99.3(A) to Registrant’s initial registration statement on Form N-4 (File No. 333-178439), filed December 12, 2011.

b.              Variable Contract Principal Underwriter Agreement with Touchstone Securities, Inc. dated May 1, 2006.  Incorporated by reference to Exhibit 99.3(A) to Registrant’s initial registration statement on Form N-4 (File No. 333-178439), filed December 12, 2011.

4.

a.               Form of owner driven variable annuity contract.  Incorporated by reference to Exhibit 99.4(A) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

b.              Form of death benefit rider.  Incorporated by reference to Exhibit 99.4(B) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

1

c.               Form of individual guaranteed lifetime withdrawal benefit rider.  Incorporated by reference to Exhibit 99.4(C) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

d.              Form of spousal guaranteed lifetime withdrawal benefit rider.  Incorporated by reference to Exhibit 99.4(D) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

e.               Form of traditional and SEP IRA endorsement.  Incorporated by reference to Exhibit 99.4(E) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

5.

a.               Form of Application for Owner Driven Contract.  Incorporated by reference to Exhibit 99.5(A) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

b.              Form of New York Application for Owner Driven Contract.  Incorporated by reference to Exhibit 99.5(B) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

6.

a.               Certificate of Incorporation of National Integrity.  Incorporated by reference to Exhibit 99.6(A) to Registrant’s initial registration statement on Form N-4 (File No. 333-178439), filed December 12, 2011.

b.              By-Laws of National Integrity.  Incorporated by reference to Exhibit 99.6(B) to Registrant’s initial registration statement on Form N-4 (File No. 333-178439), filed December 12, 2011.

7.               Not applicable.

8.

a.               Participation Agreement among National Integrity, Vanguard Variable Insurance Fund, The Vanguard Group, Inc., and Vanguard Marketing Corporation.  Incorporated by reference to Exhibit 99.8(A) to Registrant’s Post-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed April 27, 2011.

b.              Daily Valuation Agency Agreement between National Integrity and The Vanguard Group, Inc.  Incorporated by reference to Exhibit 99.8(B) to Registrant’s Post-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed April 27, 2011.

c.               Voting Agreement between National Integrity and The Vanguard Group, Inc. effective December 1, 2010.  Incorporated by reference to Exhibit 99.8(C) to Registrant’s Post-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed April 27, 2011.

d.              Voting Agreement between National Integrity and BlackRock, Inc. effective December 1, 2010.  Incorporated by reference to Exhibit 99.8(D) to Registrant’s Post-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed April 27, 2011.

e.               Access Agreement between National Integrity and Mid Atlantic Trust Company effective November 1, 2010.  Incorporated by reference to Exhibit 99.8(E) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

f.                 ETF xChange Authorization between National Integrity and Mid Atlantic Trust Company effective November 1, 2010.  Incorporated by reference to Exhibit 99.8(F) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

g.              Custodial Agreement between National Integrity and Mid Atlantic Trust Company effective November 1, 2010.  Incorporated by reference to Exhibit 99.8(G) to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-167372), filed December 10, 2010.

9.               Opinion and Consent of Rhonda S. Malone, Esq. as to the legality of the securities registered, filed herewith.

10.         Consent of Independent Registered Public Accounting Firm, filed herewith.

11.         Not applicable.

12.         Not applicable.

13.        Powers of Attorney of each member of the Board of Directors of The Western and Southern Life Insurance Company (WSLIC), specifically John F. Barrett, Donald A. Bliss, James N. Clark, Jo Ann Davidson, Eugene P. Ruehlmann, George V. Voinovich, George H. Walker, III, and Thomas L. Williams, each dated December 20, 2011, filed herewith.

14.        Guarantee from WSLIC to the policy holders of National Integrity.  Incorporated by reference to Exhibit 99.14

2

to Registrant’s initial registration statement on Form N-4 (File No. 333-178439), filed December 12, 2011.

15.        Cover letter, filed herewith.

Item 25.       Directors and Officers of the Depositor

The names and principal business addresses* of the directors and officers of, and their positions with the Depositor, are as follows:

Directors:
John F. Barrett	Director, Chairman of the Board
Edward J. Babbitt	Director, Secretary
Jill T. McGruder(1)	Director, President and Chief Executive Officer
Robert L. Walker	Director
Donald J. Wuebbling	Director
Daniel J. Downing(2)	Director, Vice President
Dale Patrick Hennie(3)	Director
Eric C. Fast(4)	Director
Cameron F. MacRae III(5)	Director
Newton Phelps Stokes Merrill(6)	Director
George R. Bunn Jr.(7)	Director

Officers:
John F. Barrett	Director, Chairman of the Board
Jill T. McGruder(1)	Director, President and Chief Executive Officer
Nicholas P. Sargen(1)	Senior Vice President and Chief Investment Officer
Clint D. Gibler	Senior Vice President and Chief Information Officer
Kevin L. Howard	Senior Vice President and General Counsel
Constance M. Maccarone	Senior Vice President
Nora E. Moushey	Senior Vice President and Chief Actuary
Mark Caner(1)	Senior Vice President
Scott W. Edblom(1)	Vice President
Terrie A. Wiedenheft(1)	Vice President
John P. Ciprio(2)	Vice President
Daniel J. Downing(2)	Vice President
Brian A. Eichhold	Vice President
Daniel W. Harris	Vice President
D. Todd Henderson	Vice President and Chief Risk Officer
Bradley J. Hunkler	Vice President and Chief Accounting Officer
Phillip E. King	Vice President and Auditor
Paul M. Kruth(1)	Vice President
Michael R. Moser	Vice President and Chief Compliance Officer
Denise L. Sparks	Vice President
Richard K. Taulbee	Vice President
James J. Vance(1)	Vice President and Treasurer
Patricia J. Wilson(1)	Vice President
Donald P. Myers	Assistant Vice President
Stephen G. Hussey	Assistant Vice President
Andrew P. Shull	Assistant Vice President
Gerald J. Ulland	Assistant Vice President
Lori A. Rochford	Assistant Vice President
Michael W. Collier	Manager, Financial Services
Marvin J. Cox, Jr.	Manager, New Business
Edward J. Babbitt	Secretary
Thomas M. Barth	Assistant Treasurer
Douglas B. Perry(1)	Assistant Treasurer
Cheryl J. Stotts	Assistant Treasurer

3

Timothy D. Speed	Assistant Treasurer
Sharon Cummings(1)	Licensing Officer
Brenda L. Elliott(1)	Manager, Licensing
Dawn M. Baca-Travis(2)	Assistant Manager

*The principal business address for the above is 400 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1) Principal Business Address: 303 Broadway, Cincinnati, Ohio 45202

(2) Principal Business Address: 15 Matthews Street, Goshen, New York 10924

(3) Principal Business Address: 990 Hickoryview Drive, Cincinnati, OH 45233

(4) Principal Business Address: 100 First Stamford Place, Stamford, Connecticut 06902

(5) Principal Business Address: 125 West 55th Street, New York, NY 10019

(6) Principal Business Address: 262 Central Park West, Apt. 12B, New York, NY 10024

(7) Principal Business Address: 126 East 56th Street, 12th Floor, New York, NY 10022-3584

Item 26.                     Persons Controlled by or Under Common Control with National Integrity or Registrant

Affiliate	State	Entity	Ownership	Type of Business
506 Phelps Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	real estate
Airport Exchange Hotel Partners	Kentucky	General Partnership	74% owned by WS Airport Exchange GP, LLC; 1% owned by Eagle Realty Investments, Inc. (ERI)	owns/operates real estate
Autumn Village Apartments, LLC	Georgia	LLC	100% owned by Country Place Associates	real estate
Axis Perimeter Center GP, LLC	Ohio	LLC	100% owned by Eagle Realty Investments, Inc.	real estate
Baton Rouge Cottages Investor, LLC	Ohio	LLC	100% owned by Baton Rouge Housing Holdings, LLC	real estate
Baton Rouge Housing Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	real estate
Buckeye Venture Partners, LLC	Ohio	LLC	60% owned by Fort Washington Investment Advisors, Inc. (FWIA); 40% owned by Peppertree Partners, LLC	private equity fund management
BVP NEO, LLC	Ohio	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Capital Analysts Incorporated	Delaware	Corporation	100% owned by Columbus Life Insurance Company (CLIC)	broker-dealer and investment advisor
Carmel Holdings, LLC	Ohio	LLC	49% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	real estate
Carmel Hotel Investor, LLC	Ohio	LLC	100% owned by Carmel Holdings, LLC	real estate
Carmel Hotel, LLC	Indiana	LLC	74% owned by Carmel Hotel Investor, LLC; 1% owned by ERI	owns/operates real estate
Carthage Senior Housing, Ltd.	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns/operates real estate
CDC-Baton Rouge, LLC	Alabama	LLC	59% owned by Baton Rouge Cottages Investor, LLC	real estate
Centreport Hotels LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
Centreport Partners LP	Texas	Limited Partnership	25.25% owned by WSLIC; 49% owned by WSLR Dallas LLC, 1% owned by ERI	owns/operates real estate
Cleveland East Hotel, LLC	Ohio	LLC	74% owned by WSALD CEH, LLC; 1%	owns/operates real estate

4

Affiliate	State	Entity	Ownership	Type of Business
owned by ERI
CLIC Agency, Inc.	Ohio	Corporation	100% owned by Columbus Life Insurance Company	insurance agency
Columbus Life Insurance Company	Ohio	Corporation	100% owned by WSLIC
Country Place Associates	Ohio	General Partnership	90% owned by WS Country Place GP, LLC; 10% owned by ERI	owns/operates real estate
Courtyard Nursing Care, LLC.	Ohio	LLC	100% owned by WSLAC	owns/operates real estate
Day Hill Road Land LLC	Connecticut	LLC	74% owned by W&S Real Estate Holdings, LLC and 1% owned by Eagle Realty Investments, Inc.	real estate
Dublin Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Columbus LLC, 1% owned by ERI	owns/operates real estate
Eagle Realty Group, LLC	Ohio	LLC	100% owned by W&S Operating Holdings, LLC	real estate holding company
Eagle Realty Investments, Inc. (ERI)	Ohio	Corporation	100% owned by Eagle Realty Group, LLC	real estate
Fort Washington Active Fixed Income LLC	Delaware	LLC	Managing Member Fort Washington Fixed Income LLC and investors include WSLIC	managing member for private fixed income fund
Fort Washington Capital Partners, LLC (FWCP)	Delaware	LLC	100% owned by FWIA	managing partner for private equity funds
Fort Washington Fixed Income LLC	Delaware	LLC	100% owned by FWIA	private fixed income fund
Fort Washington High Yield Investors II, LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington High Yield Investors LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington Investment Advisors, Inc. (FWIA)	Ohio	Corporation	100% owned by W&S Operating Holdings, LLC	investment adviser
Fort Washington Private Equity Investors II, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors III, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors IV, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-B, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VI, L.P.	Delaware	Limited Partnership	general partner is FWPEI VI GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VII, L.P.	Delaware	Limited Partnership	general partner is FWPEI VII GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-VC, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund

5

Affiliate	State	Entity	Ownership	Type of Business
Fort Washington Private Equity Opportunities Fund II, L.P.	Delaware	Limited Partnership	General Partner is FWPEO II GP, LLC and WSLIC is an investor	private equity fund
Fort Washington Savings Company	Ohio	Corporation	100% owned by WSLIC	bank
FWPEI V GP, LLC	Delaware	LLC	100% owned by FWIA	general partner of the three private equity funds
FWPEI VI GP, LLC	Delaware	LLC	100% owned by FWIA	general partner of Fund VI
FWPEI VII GP, LLC	Delaware	LLC	100% owned by FWIA	general partner of Fund VII
FWPEO II GP, LLC	Delaware	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Galveston Summerbrooke Apts., LLC	Texas	LLC	54% owned by Summerbrooke Apartments Investor, LLC; 1% owned by ERI	owns/operates real estate
Grelot Cody Apartments, LLC	Ohio	LLC	100% owned by Vinings Trace, LLC	real estate
GS Beach Club, LLC	Delaware	LLC	76.5% owned by Winkler Extension Apartments Investor, LLC	real estate
GS Yorktown Apartments, LP	Delaware	Limited Partnership	59% owned by YT Crossing Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.	real estate
IFS Financial Services, Inc. (IFS)	Ohio	Corporation	100% owned by Western-Southern Life Assurance Company (WSLAC)	development and marketing of financial products for distribution
IFS General Agency, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Insurance Agency, Inc.	Ohio	Corporation	99% owned by IFS	general insurance agency
Insurance Profillment Solutions, LLC	Ohio	LLC	100% owned by WSLIC	insurance marketing services
Integrity Life Insurance Company	Ohio	Corporation	100% owned by WSLIC
IR Mall Associates, Ltd.	Florida	Limited Partnership	49.50% owned by WSLIC	owns/operates real estate
IR Mall Company, L.C.	Florida	LLC	50% owned by ERI	owns/operates real estate
Kentucky Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
LaFrontera Hotel LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
LaFrontera Lodging Partners LP	Texas	Limited Partnership	74.25% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
LeRoy Glen Investment, LLC	Ohio	LLC		ownership of real estate
LLIA, Inc.	Indiana	Corporation	100% owned by The Lafayette Life Insurance Company	general insurance agency
Lookout Corporate Center	Ohio	Joint Venture	50% owned by WS Lookout GP, LLC	owns/operates real estate
Mallard Sherburn Apartments, LLC	Ohio	LLC	100% owned by WSLIC	real estate
Meritage Apartments Investors, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	real estate

6

Affiliate	State	Entity	Ownership	Type of Business
Mission Club Apartments General Partnership	Florida	General Partnership	95.5% owned by WSLIC, 4.5% owned by ERI	owns/operates real estate
NEO Capital Fund, LP	Delaware	Limited Partnership	General Partner is BVP NEO, LLC	private equity fund
New Mexico Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
North Braeswood Meritage Holdings, LLC	Ohio	LLC	100% owned by WSLAC	real estate
North Pittsburgh Hotel LLC	Pennsylvania	LLC	74% owned by WSALD NPH, LLC; 1% owned by ERI	owns/operates real estate
Northeast Cincinnati Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Cincinnati LLC, 1% owned by ERI	owns/operates real estate
NP Cranberry Hotel Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC, 2% owned by Eagle Realty Investments, Inc.	owns/operates real estate
NP Cranberry Hotel Investor, LLC	Ohio	LLC	100% owned by NP Cranberry Hotel Holdings, LLC	owns/operates real estate
OTR Housing Associates, L.P.	Ohio	Limited Partnership	98% owned by WSLIC; 1% owned by ERI	owns/operates real estate
OTR Redevelopment Group, LLC	Ohio	LLC	100% owned by OTR Walnut Housing, Ltd.	ownership of real estate
OTR Transitional Housing, L.P.	Ohio	Limited Partnership	99% owned by WSLIC	owns/operates real estate
OTR-Walnut Housing, Ltd.	Ohio	LLC	100% owned by ERI	owns/operates real estate
Park Avenue Lofts, LLC	Colorado	LLC	49% owned by Uptown Denver Investor, LLC; 1% owned by ERI	owns/operates real estate
Peppertree Fund II, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Fund, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Partners, LLC	Ohio	LLC	100% voting interest owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Peppertree Special Venture Fund, LLC	Delaware	LLC	Managing Member is Peppertree Partners, LLC	private equity fund
Prairie Lakes Apartments Investor, LLC	Ohio	LLC	100% owned by Prairie Lakes Holdings, LLC	real estate
Prairie Lakes Apartments, LLC	Indiana	LLC	65% total WS affiliated ownership (64% by Prairie Lakes Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	real estate
Prairie Lakes Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	real estate
Queen City Square Development I, LLC	Ohio	LLC	100% owned by Eagle Realty Group, LLC	operation of real estate
Queen City Square, LLC	Ohio	LLC	100% owned by The Western and Southern Life Insurance Company	owns/operates real estate

7

Affiliate	State	Entity	Ownership	Type of Business
(WSLIC)
Race Street Development, Ltd.	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
Ridgegate Apartments Investor, LLC	Ohio	LLC	100% owned by Ridgegate Holdings, LLC	real estate
Ridgegate Commonwealth Apartments, LLC	Colorado	LLC	55% total WS affiliated ownership (44% by Ridgegate Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	real estate
Ridgegate Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	real estate
Seasons Health Care Limited Partnership	Ohio	Limited Partnership	90% owned by WSLAC, 10% owned by Courtyard Nursing Care, LLC	owns/operates real estate
Sedona Apartments, LP	Texas	Limited Partnership	0.1% owned by Sedona Apts GP, LLC, 58.54% owned by Sedona Apartments Investors, L.P. and 41.36% owned by Meritage Apartments Investors, LLC	real estate
Sedona Apts GP, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	real estate
Sedona Apts Investors L.P.	Texas	Limited Partnership	100% owned by North Braeswood Meritage Holdings, LLC	real estate
Seventh and Culvert Garage, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	real estate
Shelbourne Campus Properties, LLC	Delaware	LLC	54% owned by Shelbourne Housing Investor, LLC; 1% owned by ERI	owns/operates real estate
Shelbourne Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	real estate
Shelbourne Housing Investor, LLC	Ohio	LLC	100% owned by Shelbourne Holdings, LLC	real estate
Sixth and Race Development, LLC	Ohio	LLC	71% owned by Race Street Development, Ltd., 29% owned by ERI	owns/operates real estate
Skyport Hotel LLC	Kentucky	LLC	25% owned by WSLIC, 49% owned by WSLR Skyport LLC; 1% owned by ERI	owns/operates real estate
SPX Holding LLC	Ohio	LLC	50% owned by W&SFG	airplane ownership/leasing
SSW Jet Ltd	Ohio	LLC	50% owned by W&SFG	airplane ownership/leasing
Summerbrooke Apartments Investor, LLC	Ohio	LLC	100% owned by Summerbrooke Holdings, LLC	real estate
Summerbrooke Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	real estate
Sundance Hotel Investor, LLC	Ohio	LLC	100% owned by Sundance LaFrontera Holdings, LLC	real estate
Sundance Hotel, LLC	Texas	LLC	74% by Sundance Hotel Investor, LLC and 1% by Eagle Realty Investments, Inc.	real estate
Sundance LaFrontera Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	real estate
The Lafayette Life Insurance Company	Ohio	Corporation	100% owned by Western & Southern Financial Group, Inc. (WSFG)

8

Affiliate	State	Entity	Ownership	Type of Business
The Ohio Capital Fund LLC	Ohio	LLC	Managed by Buckeye Venture Partners, LLC	state funded private equity fund
The Western and Southern Life Insurance Company (WSLIC)	Ohio	Corporation	100% owned by WSFG
Touchstone Advisors, Inc.	Ohio	Corporation	100% owned by IFS	investment adviser
Touchstone Securities, Inc.	Nebraska	Corporation	100% owned by WSLAC	broker-dealer
Tri-State Growth Capital Fund I, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures, LLC and investors include WSLIC	private equity fund
Tri-State Growth Capital Fund II, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures II, LLC and investors include WSLIC	private equity fund
Tri-State Ventures II, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Tri-State Ventures, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Union Centre Hotel LLC	Ohio	LLC	25% owned by WSLIC; 49% owned by WSLR Union LLC; 1% owned by ERI	owns/operates real estate
Uptown Denver Apartment Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	real estate
Uptown Denver Investor, LLC	Ohio	LLC	100% owned by Uptown Denver Apartment Holdings, LLC	real estate
Vinings Trace, LLC	Indiana	LLC	99% owned by WSLIC, 1% owned by ERI	owns/operates real estate
Vulcan Hotel LLC	Alabama	LLC	25% owned by WSLIC; 49% owned by WSLR Birmingham LLC; 1% owned by ERI	owns/operates real estate
W&S Brokerage Services, Inc.	Ohio	Corporation	100% owned by WSLAC	investment advisor and broker dealer
W&S Financial Group Distributors, Inc.	Ohio	Corporation	100% owned by IFS	insurance agency
W&S Real Estate Holdings, LLC	Ohio	LLC	100% owned by WSLIC	real estate
WestAd Inc.	Ohio	Corporation	100% owned by WSLIC	advertising, publishing
Western & Southern Agency, Inc.	Ohio	Corporation	100% owned by WSLIC	insurance agency
Western & Southern Financial Fund Inc	Ohio	Non Profit Corporation		charitable giving
Western & Southern Financial Group, Inc. (WSFG)	Ohio	Corporation	100% owned by WSMHC	holding company
Western & Southern Investment Holdings, LLC	Ohio	LLC	100% owned by WSLIC	ownership of operating entities
Western & Southern Mutual Holding Company (WSMHC)	Ohio	Mutual Insurance Holding Company
Western-Southern Life Assurance Company (WSLAC)	Ohio	Corporation	100% owned by WSLIC
Windsor Hotel LLC	Connecticut	LLC	25% owned by WSLIC; 49% owned by WSLR Hartford LLC; 1% owned by ERI	owns/operates real estate

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Affiliate	State	Entity	Ownership	Type of Business
Winkler Extension Apartments Investor, LLC	Ohio	LLC	100% owned by a trust for Separate Account A	real estate
Wright Executive Hotel Limited Partners	Ohio	Limited Partnership	60.50% owned by WSLIC; 0.61% owned by WS Wright Hotel GP, LLC	owns/operates real estate
WS Airport Exchange GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Country Place GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Lookout JV, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WS Wright Hotel GP, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WSA Commons, LLC	Georgia	LLC	50% owned by WSLIC	owns/operates real estate
WSALD CEH, LLC	Ohio	LLC	50% owned by WSLIC	owns/operates real estate
WSALD NPH, LLC	Ohio	LLC	50% owned by WSLIC; 1% owned by Eagle	owns/operates real estate
WSL Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
WSLR Birmingham LLC	Ohio	LLC	100% owned by WSLR LLC	real estate
WSLR Cincinnati LLC	Ohio	LLC	100% owned by WSLR LLC	real estate
WSLR Columbus LLC	Ohio	LLC	100% owned by WSLR LLC	real estate
WSLR Dallas LLC	Ohio	LLC	100% owned by WSLR LLC	real estate
WSLR Hartford LLC	Ohio	LLC	100% owned by WSLR LLC	real estate
WSLR Holdings LLC	Delaware	LLC	24.49% owned by WSLIC	real estate
WSLR LLC	Delaware	LLC	100% owned by WSLR Holdings, LLC	real estate
WSLR Skyport LLC	Ohio	LLC	100% owned by WSLR LLC	real estate
WSLR Union LLC	Ohio	LLC	100% owned by WSLR LLC	real estate
YT Crossing Apartments Investor, LLC	Ohio	LLC	100% owned by YT Crossing Holdings, LLC	real estate
YT Crossing Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	real estate

Item 27.     Number of Contract Owners

As of December 5, 2011, there were 4,467 contract owners of Separate Account I of National Integrity, including qualified and non-qualified contracts.

Item 28.     Indemnification

National Integrity’s By-Laws provide, in Article VII, Section 7.1 provides:

To the extent permitted by the laws of the State of New York, subject to all applicable requirements thereof:

(a)  any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator, or intestate, is or was a director, officer, employee or incorporator of the Company shall be indemnified by the Company;

(b)  any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate serves or served any other organization on any capacity at the request of the Company may be indemnified by the Company; and

(c)  the related expenses of any such person in any other of said categories may be advanced by the Company.

10

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters

(a)       Touchstone Securities, Inc. (Touchstone Securities) is the principal underwriter for Separate Account I of National Integrity Life Insurance Company.  Touchstone Securities also serves as an underwriter for Separate Account II of National Integrity Life Insurance Company, Separate Accounts I, II and VUL of Integrity Life Insurance Company, Western-Southern Life Assurance Company’s Separate Accounts 1 and 2, Columbus Life Insurance Company Separate Account I and for the shares of several series of Touchstone Variable Series Trust, Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Institutional Funds Trust and Touchstone Funds Group Trust, each of which is affiliated with the Depositor.

(b)      The names and principal business addresses* of the officers and directors of, and their positions with, Touchstone Securities, Inc. are as follows:

Directors:
James N. Clark(1)	Director
Jill T. McGruder	Director
Donald J. Wuebbling(1)	Director

Officers:
Steven M. Graziano	President
Jill T. McGruder	Chief Executive Officer
Sharon L. Karp	Vice President
Richard K. Taulbee(1)	Vice President
Patricia J. Wilson	Vice President
Brian E. Hirsch	Chief Compliance Officer
James J. Vance	Vice President and Treasurer
Terrie A. Wiedenheft	Chief Financial Officer
Douglas B. Perry(1)	Assistant Treasurer
Timothy D. Speed(1)	Assistant Treasurer
Cheryl J. Stotts(1)	Assistant Treasurer
Rhonda S. Malone(1)	Secretary

*The principal business address for the above is 303 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1) Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

(c)                 Not applicable.

Item 30.      Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by National Integrity at 400 Broadway, Cincinnati, Ohio 45202 or 15 Matthews Street, Suite 200, Goshen, New York 10924.

Item 31.       Management Services

There are currently no management-related services provided to the Registrant.

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Item 32.       Undertakings

The Registrant hereby undertakes:

(a)          to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements of the Registrant, Depositor and Guarantor in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)         to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)          to deliver any Statement of Additional Information and any financial statements required to be made available under this Form, including the WSLIC financial statements, promptly upon written or oral request.

(d)         to update the registration statement if WSLIC terminates its guarantee to National Integrity policy holders.

During any time there are insurance obligations outstanding and covered by its guarantee (Guarantee) issued by WSLIC, filed as an exhibit to this registration statement, National Integrity hereby undertakes to provide notice to contract owners promptly after the happening of significant events related to the Guarantee.  These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner’s rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner’s rights under the Guarantee; or (iii) the insolvency of WSLIC.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, National Integrity represents that the aggregate charges under the variable annuity contract described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by National Integrity.

National Integrity represents that it recognizes the requirements of Section 17(h) of the Investment Company Act of 1940, specifically that it shall not protect or purport to protect any director or officer of the Registrant or Depositor against any liability to them or to their security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

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SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, the Depositor and the Guarantor have duly caused this pre-effective amendment to the Registration Statement to be signed on their behalf, in the City of Cincinnati and State of Ohio on this 27th day of December, 2011.

SEPARATE ACCOUNT I OF
NATIONAL INTEGRITY LIFE INSURANCE COMPANY
(Registrant)

By: National Integrity Life Insurance Company
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

NATIONAL INTEGRITY LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY
(Guarantor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this pre-effective amendment to the Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 27th day of December, 2011.

NATIONAL INTEGRITY LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

The following persons, in the capacities and on the dates indicated, have signed this amendment to the Registration Statement as required by the Securities Act of 1933:

PRINCIPAL EXECUTIVE OFFICER:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO
December 27, 2011

PRINCIPAL FINANCIAL OFFICER:	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Vice President and Chief Accounting Officer
December 27, 2011

PRINCIPAL ACCOUNTING OFFICER:	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Vice President and Chief Accounting Officer
December 27, 2011

DIRECTORS:

/s/ John F. Barrett	/s/ Jill T. McGruder
John F. Barrett	Jill T. McGruder
December 27, 2011	December 27, 2011

/s/ Edward J. Babbitt	/s/ Robert L. Walker
Edward J. Babbitt	Robert L. Walker
December 27, 2011	December 27, 2011

/s/ Daniel J. Downing	/s/ Donald J. Wuebbling
Daniel J. Downing	Donald J. Wuebbling
December 27, 2011	December 27, 2011

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Guarantor has duly caused this pre-effective amendment to the Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 27th day of December, 2011.

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY
(Guarantor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

PRINCIPAL EXECUTIVE OFFICER:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO
December 27, 2011

PRINCIPAL FINANCIAL OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
December 27, 2011

PRINCIPAL ACCOUNTING OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
December 27, 2011

DIRECTORS:

/s/ John F. Barrett	/s/ Bradley J. Hunkler
John F. Barrett	Bradley J. Hunkler, Attorney-in-Fact for
December 27, 2011	Eugene P. Ruehlmann
December 27, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for	Bradley J. Hunkler, Attorney-in-Fact for
Donald A. Bliss	George H. Walker, III
December 27, 2011	December 27, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for	Bradley J. Hunkler, Attorney-in-Fact for
James N. Clark	Thomas L. Williams
December 27, 2011	December 27, 2011

/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for
Jo Ann Davidson
December 27, 2011